



The Value of Innovation

Celgene

2010 ANNUAL REPORT AND 2011 PROXY

Innovation benefits patients first

- First biopharmaceutical company to discover, develop and commercialize three blood cancer therapies that significantly improve the overall survival of patients.
- First biopharmaceutical company to create a performance-based, closed system risk management program to support safe patient access.
- First oral therapies, REVLIMID® and THALOMID®, to be approved for multiple myeloma patients in 40 years.
- First oral therapy, THALOMID, to be approved for newly-diagnosed multiple myeloma.
- First and only drug, VIDAZA®, to significantly improve overall survival in patients with higher-risk myelodysplastic syndromes.
- First product utilizing nab®-platform technology, ABRAXANE®, to be approved in the United States and Europe.
- First approved T-cell lymphoma therapy, ISTODAX®, to offer patients a duration of response greater than one year.

At Celgene, we believe that a commitment to medical progress must go hand-in-hand with a corresponding promise to ensure that patients who can benefit from our discoveries have the opportunity to do so.

TO OUR SHAREHOLDERS,

We are pleased to report the past year was extremely successful for Celgene across all areas of our business.

We continued our exceptional level of performance in 2010 addressing areas of high unmet medical needs. We are committed to building a preeminent, market-leading, fully integrated, global biopharmaceutical company focused on making unique scientific discoveries that are translated into disease-altering therapies and delivered worldwide to patients in need.


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Through a virtuous cycle of innovation we have created a unique business model that allows Celgene to generate biotech industry-leading financial performance. Those results enable us to invest in productive R&D platforms which strategically position our company for the future. In 2010, we achieved record financial performance with total revenue of over $3.6 billion. This represents a 35% increase over 2009. Revenues for our flagship product REVLIMID® reached almost $2.5 billion. Importantly, in 2010, more than 150,000 patients gained access to the clinical benefits of Celgene products, a 50% increase over 2009.

The exceptional performance of Celgene stems from the unprecedented results of our clinical trials and the dedication of our people across all functions and regions of the business. We are leveraging our hematology franchise through new product approvals and indications across the globe. In addition, we have expanded our therapeutic reach with a commercial presence in solid-tumor oncology and we are advancing our anti-inflammatory franchise on multiple fronts. We are positioned for sustainable long-term growth, delivering exceptional financial results, while building on the investment and innovation that have led to more than 25 Phase III and pivotal clinical trials now underway. The backbone for this growth is the strength of our clinical data—extraordinary results are providing significant benefits to patients and healthcare providers, and Celgene employees are ensuring broad patient access through outstanding execution.

REVLIMID, in combination with dexamethasone for the treatment of patients with multiple myeloma who have received at least one prior therapy, has demonstrated unprecedented progression free survival rates in clinical trials.

REVLIMID, approved in combination with dexamethasone for the treatment of patients with multiple myeloma (MM) who have received at least one prior therapy, is now available in more than 70 countries and continues to be the global leader in the multiple myeloma market. Most recently, and after rigorous benefit/risk



Robert J. Hugin
Chief Executive Officer

review from multiple perspectives, findings from three randomized Phase III clinical studies in patients newly diagnosed with multiple myeloma showed continuous treatment with REVLIMID® reduced the risk of disease progression by more than fifty percent. As a result, we continue to advance our regulatory strategy seeking market approval for REVLIMID in this patient setting.

A key driver of our long-term growth continues to be global expansion. 2011 will mark the first full year that REVLIMID is available for patients with MM and myelodysplastic syndromes (MDS) in Japan—the second largest oncology market in the world. Importantly, we want to thank our team in Japan for their perseverance in the wake of the recent natural disasters. We recognize the enormous challenges that lie ahead for the people of Japan, and Celgene will be there to ensure access to our life-enhancing therapies.

Additionally, we are preparing an application seeking approval from the EMA to market REVLIMID as a treatment for patients with a serious blood disorder, transfusion dependent deletion 5q myelodysplastic syndromes.

We are expanding into new indications. In non-Hodgkin's lymphoma (NHL), data presented at major medical conferences indicates REVLIMID could benefit patients across multiple histologies both as a single agent and in combination therapy in this largest category of blood cancers. Also, REVLIMID is advancing in Phase III clinical trials as a front line and maintenance treatment regimen for patients with chronic lymphocytic leukemia (CLL).

Over the last 12 months we added ISTODAX® to our hematology portfolio. ISTODAX is currently approved in the U.S. for the treatment of cutaneous T-cell lymphoma (CTCL), and we submitted an application for approval in the United States to market ISTODAX as a treatment for patients with previously treated peripheral T-cell lymphoma (PTCL)—a disease affecting a larger patient population that has limited treatment alternatives. In 2011, we have accelerated our regulatory strategies by filing an application for marketing approval for ISTODAX in PTCL and CTCL with international regulatory authorities.

Our growth is fueled by multiple drivers: geographic expansion, duration of treatment, market share gains, new products and new indications for our existing products.

We continue to maximize the potential of VIDAZA (azacitidine), the global market leader in the treatment of patients with high-risk MDS. VIDAZA remains the first and only drug to demonstrate overall survival advantage in a Phase III clinical trial in patients with high-risk MDS and a subset of acute myeloid leukemia (AML). Moreover, during 2010, the first results from a Phase II study evaluating the clinical potential of a new, oral formulation of azacitidine demonstrated encouraging results in patients with MDS. Pomalidomide, our next-generation oral IMiD®


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Of all the trends that will create a prosperous future, innovation will be the most important. Only by nurturing this process will Celgene be able to continue delivering the disease-altering therapies that are extending patients' lives and discover the next-generation compounds that can change the course of human health through bold pursuits in science.

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compound, has produced the highest response rates to date in patients with multiple myeloma who have relapsed and/or not responded to prior novel therapies. As a result, we are advancing both clinical and regulatory strategies so that patients in need may have access to the clinical benefits of pomalidomide as soon as possible. Additionally, a Phase III study evaluating pomalidomide as a potential therapy for patients with myelofibrosis—a blood disease with limited treatment options—is now underway.

In 2010, we accelerated both our clinical and commercial initiatives in global oncology with the acquisition of Abraxis Bioscience. We were attracted to the company by its highly innovative, proprietary *nab*® technology, a targeted albumin-based drug delivery system, and its lead product—ABRAXANE®—approved in over 40 countries for the treatment of metastatic breast cancer (MBC). ABRAXANE strategically positions us with an immediate commercial presence in the global oncology market.

ABRAXANE has demonstrated broad and meaningful clinical activity across multiple solid tumor disease categories and we are working to rapidly advance its therapeutic potential through several Phase I, II and III trials. In 2011, we anticipate filing for ABRAXANE in non-small cell lung cancer in the U.S., and we are also pursuing opportunities in pancreatic, melanoma, ovarian and bladder cancer. As a result of this unique platform, we expect ABRAXANE to become a significant part of our company's portfolio of disease-altering products and the foundation for our solid tumor franchise.

The global oncology market is five times the size of the hematology market. We will continue to maximize the clinical and commercial opportunities in our oncology franchise. Along with ABRAXANE, our oncology pipeline is deeper and more diverse than ever before with promising science and high-potential compounds across multiple therapeutic modalities. Pivotal research is now underway with a Phase III study of REVLIMID in patients with prostate cancer, potentially expanding its use beyond hematology.

On average, over the last five years, Celgene invested more than 30 percent of revenues in research and development—substantially higher than the industry norm. As a result of this investment, we delivered multiple innovative therapies that have changed treatment paradigms worldwide and these novel therapies are now global leaders across multiple hematologic diseases. This commitment to innovation and research has allowed us to produce industry-leading financial performance in the biotech sector. Leveraging these results, we are expanding into new therapeutic areas

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Our virtuous cycle of innovation is supported by our extraordinary corporate culture with people aligned in vision, mission and values, and we believe that we have the financial strength, the human resources and the innovative and creative strategies in place to sustain long-term growth for Celgene.

Innovative new drugs with superior survival benefits may achieve two goals—offering patients the best course of treatment and costing less overall than conventional medical care. New medicines help patients lead longer, fuller lives and can contribute to controlling total healthcare spending.

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We remain driven by our science—producing disease-altering therapies that demonstrate the value of what we do, and our mission that is and has been—to make a meaningful difference in the lives of patients worldwide.

including our immunology and inflammation (I&I) franchise. At the heart of this exciting franchise stands apremilast, a pluripotent immunomodulatory therapy developed in our own laboratories. 2010 was an important year for the apremilast program as enrollment began in six Phase III studies in psoriasis and psoriatic arthritis, and in a Phase II study in rheumatoid arthritis. In 2011, our goal is to complete enrollment of more than 3,500 patients in these global trials.

We are also advancing the next generation of biologic medicine in the form of our proprietary and unique placenta-derived cellular therapies. PDA-001, the first therapy of its kind, demonstrated encouraging preliminary clinical evidence in Crohn's disease. As a result, Celgene Cellular Therapeutics is evaluating this high-potential cellular-based treatment in several autoimmune diseases. Multiple Phase II studies are now underway.

The strategic investment in a diverse portfolio of therapies in hematology, oncology, inflammation and immunology has resulted in extraordinary clinical data that supports the therapeutic value of our disease-altering therapies. Our portfolio covers a broad spectrum of products from small molecules and biologics to vaccines and cellular therapies, and now targeted nano-based therapeutics. We have more than 25 Phase III and pivotal studies addressing high unmet medical needs in critical disease states, and we are on track to deliver four new chemical entities in human trials within the next 18 months, any or all of which could have a major impact on patients worldwide. In addition, we complement our internal R&D activities through strong partnerships that offer unique opportunities to transform standards of care as monotherapy or in combination with our novel therapies.

Finally, a word about our management transition. In 2010, I accepted a new leadership role as Chief Executive Officer of Celgene Corporation with the retirement of Sol J. Barer, Ph.D. Change is inherent in a dynamic organization, and at Celgene we have always planned and managed smooth, orderly transitions. Most importantly, our vision, mission and values remain constant.

At Celgene, we are thankful for the past, grateful for the present and encouraged as we look to the future, continuing our work to improve the lives of patients worldwide and increasing the value proposition of Celgene for all our shareholders.

Sincerely,

Robert J. Hugin
Chief Executive Officer


Celgene

2010 Annual Report and 2011 Proxy

CELGENE CORPORATION

86 Morris Avenue
Summit, New Jersey 07901

May 2, 2011

Dear Stockholder:

On behalf of the Board of Directors, you are cordially invited to attend the 2011 Annual Meeting of Stockholders, or the Annual Meeting, of Celgene Corporation. The Annual Meeting will be held on Wednesday, June 15, 2011, at 1:00 p.m. Eastern Time at the offices of Celgene Corporation, 86 Morris Avenue, Summit, New Jersey 07901. The formal Notice of Annual Meeting is set forth in the enclosed material.

The matters expected to be acted upon at the Annual Meeting are described in the attached Proxy Statement. During the Annual Meeting, stockholders will have the opportunity to ask questions and comment on our business operations.

We are pleased to once again this year offer our proxy materials over the Internet. We are mailing to our stockholders a Notice of Internet Availability of Proxy Materials instead of a paper copy of the notice of annual meeting, proxy statement and proxy card. The Notice of Internet Availability contains instructions on how to access those documents over the Internet and how each of our stockholders can receive a paper copy of our proxy materials. By furnishing proxy materials over the Internet, we believe we are lowering the costs and reducing the environmental impact of the Annual Meeting.

It is important that your views be represented. If you request a proxy card, please mark, sign and date the proxy card when received and return it promptly in the self-addressed, stamped envelope we will provide. No postage is required if this envelope is mailed in the United States. You also have the option of voting your proxy via the Internet at *www.proxyvote.com* or by calling toll free via a touch-tone phone at 1-800-690-6903. Proxies submitted by telephone or over the Internet must be received by 11:59 p.m. Eastern Time on June 14, 2011. Although we encourage you to complete and return a proxy prior to the Annual Meeting to ensure that your vote is counted, you can attend the Annual Meeting and cast your vote in person. If you vote by proxy and also attend the Annual Meeting, there is no need to vote again at the Annual Meeting unless you wish to change your vote.

We appreciate your investment in Celgene and urge you to cast your vote as soon as possible.

Sincerely,

Robert J. Hugin
Chief Executive Officer

CELGENE CORPORATION

86 Morris Avenue
Summit, New Jersey 07901

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

The 2011 Annual Meeting of Stockholders of Celgene Corporation will be held at the offices of Celgene Corporation, 86 Morris Avenue, Summit, New Jersey 07901 on June 15, 2011, beginning at 1:00 p.m. Eastern Time for the following purposes:

1. to elect eight directors;

2. to ratify the appointment of KPMG LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2011;

3. to approve an amendment to our 2008 Stock Incentive Plan;

4. to hold an advisory vote on executive compensation;

5. to hold an advisory vote on the frequency of the advisory vote on executive compensation; and

6. to transact such other business as may properly come before the Annual Meeting and at any adjournment or postponement thereof.

The Board of Directors has fixed the close of business on April 19, 2011 as the record date for determining stockholders entitled to notice of and to vote at the Annual Meeting.

By order of the Board of Directors,

Robert J. Hugin
Chief Executive Officer

May 2, 2011

YOUR VOTE IS IMPORTANT

Please vote via the Internet or telephone.
Internet: www.proxyvote.com
Phone: 1-800-690-6903

If you request a proxy card, please mark, sign and date the proxy card when received and return it promptly in the self-addressed, stamped envelope we will provide.



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CELGENE CORPORATION

86 Morris Avenue
Summit, New Jersey 07901

PROXY STATEMENT

This proxy statement is furnished in connection with the solicitation of proxies by the Board of Directors for the annual meeting of stockholders (which we refer to as the Annual Meeting) of Celgene Corporation, a Delaware corporation ("Celgene," the "Company," "we," "our" or "us"), to be held on June 15, 2011 at 1:00 p.m. Eastern Time at our main offices at 86 Morris Avenue, Summit, New Jersey 07901, and at any adjournment or postponement thereof. The proxy materials include this proxy statement, proxy card, notice of the Annual Meeting, and our Annual Report on Form 10-K for fiscal 2010. When we refer to our fiscal year, we mean the 12-month period ended December 31 of the stated year. The proxy materials were first sent or provided to stockholders on or about May 2, 2011. World Wide Web addresses contained in this proxy statement are for explanatory purposes only and they (and the content contained therein) do not form a part of and are not incorporated by reference into this proxy statement.

Electronic Notice and Mailing

Pursuant to the rules promulgated by the Securities and Exchange Commission, or the SEC, we are making our proxy materials available to you over the Internet. Accordingly, we will mail a notice of Internet availability of proxy materials (which we refer to as the Notice of Internet Availability) to all beneficial owners of our common stock, par value $0.01 per share, or Common Stock, on or about May 2, 2011. From the date of the mailing of the Notice of Internet Availability until the conclusion of the Annual Meeting, all beneficial owners will have the ability to access the proxy materials at www.proxyvote.com. All stockholders will have an opportunity to request paper or e-mail delivery of the proxy materials.

The Notice of Internet Availability will contain:

- the date, time and location of the Annual Meeting, the matters to be acted upon at the Annual Meeting and the Board of Directors' recommendation with regard to each matter;
- the Internet address that will enable access to the proxy materials;
- a comprehensive listing of all proxy materials available online;
- a toll-free phone number, e-mail address and Internet address for requesting either paper or e-mail delivery of proxy materials;
- the last date a stockholder can request proxy materials and reasonably expect them to be delivered prior to the meeting; and
- instructions on how to access and complete the proxy card.

You may also request paper or e-mail delivery of the proxy materials on or before the date provided in the Notice of Internet Availability by calling 1-800-579-1639. We will fill your request within three business days. You will also have the option to establish delivery preferences that will be applicable for all future mailings. We encourage stockholders to take advantage of the availability of the proxy materials on the Internet to help reduce the environmental impact and costs of our annual meetings. If you choose to receive future proxy materials by e-mail, you will receive an e-mail message next year with instructions containing a link to those materials and a link to the proxy voting website. Your election to receive proxy materials by e-mail will remain in effect until you terminate it.

Record Date and Voting Securities

Only stockholders of record at the close of business on April 19, 2011, the record date for the Annual Meeting, or the Record Date, will be entitled to notice of and to vote at the Annual Meeting. On the Record Date we had outstanding 462,786,729 shares of Common Stock, which are our only securities entitled to vote at the Annual Meeting, each share being entitled to one vote.


2011 Proxy Material

How to Vote

Stockholders of record (that is, stockholders who hold their shares in their own name) can vote any one of four ways:

(1) *By Internet*: Go to the website *www.proxyvote.com* to vote via the Internet. You will need to follow the instructions on your proxy card and the website. If you vote via the Internet, you may incur telephone and Internet access charges.

(2) *By Telephone*: Call the toll-free number 1-800-690-6903 to vote by telephone. You will need to follow the instructions on your proxy card and the recorded telephone instructions.

(3) *By Mail*: If you prefer, you can contact us to obtain copies of the proxy materials, including a proxy card, by calling 1-800-579-1639, or by mail to: Celgene Corporation, 86 Morris Avenue, Summit, New Jersey 07901, Attention: Corporate Secretary. If you contact us to request a proxy card, please mark, sign and date the proxy card and return it promptly in the self-addressed, stamped envelope we will provide. If you sign and return your proxy card but do not give voting instructions, the shares represented by that proxy will be voted as recommended by the Board of Directors.

(4) *In Person*: You can attend the Annual Meeting, or send a personal representative with an appropriate proxy, to vote by ballot. Only record or beneficial owners of Common Stock or their proxies may attend the Annual Meeting in person. When you arrive at the Annual Meeting, you must present photo identification, such as a driver's license. Beneficial owners also must provide evidence of stock ownership as of the Record Date, such as a brokerage account or custodial bank statement.

If you vote via the Internet or by telephone, your electronic vote authorizes the named proxies in the same manner as if you signed, dated and returned your proxy card. **If you vote via the Internet or by telephone, do not mail a proxy card.**

If your shares are held in the name of a bank, broker or other holder of record (that is, "street name"), you will receive instructions from the holder of record that you must follow in order for your shares to be voted. Internet and telephone voting also will be offered to stockholders owning shares through most banks and brokers.

Revocability of Proxies

Stockholders who mailed manually executed proxies may revoke them by giving written notice to our Corporate Secretary at any time before such proxies are voted. Attendance at the Annual Meeting shall not have the effect of revoking a proxy unless the stockholder so attending notifies in writing our Corporate Secretary at any time prior to the voting of the proxy at the Annual Meeting. Stockholders who voted via the Internet or by telephone may revoke an earlier vote via the Internet or by telephone by voting again on a later date via the Internet or by telephone, as applicable, and only the latest Internet or telephone vote submitted prior to the Annual Meeting will be counted.

Other Matters

The Board of Directors does not know of any matter that is expected to be presented for consideration at the Annual Meeting, other than the matters set forth on the proxy card. If other matters properly come before the Annual Meeting, the persons named in the accompanying proxy, to the extent they have discretionary authority, intend to vote thereon in accordance with their judgment.

Solicitation Expenses

We will bear the cost of the Annual Meeting and the cost of soliciting proxies on behalf of the Company, including the cost of mailing the proxy materials. In addition to solicitation by mail, our directors, officers and regular employees (who will not be specifically compensated for such services) may solicit proxies by telephone or otherwise. Arrangements will be made with brokerage houses and other custodians, nominees and fiduciaries to forward proxies and proxy materials to their principals, and we will reimburse them for their expenses. In addition, we have retained Broadridge Financial Solutions, or Broadridge, to assist in the mailing, collection and administration of proxies. Broadridge's fee is estimated to be $20,000 plus reasonable out-of-pocket expenses.

Vote Required; Effect of Abstentions and Uninstructed Shares (Broker Non-Votes)

A majority of the outstanding shares of Common Stock entitled to vote on the Record Date, whether present in person or represented by proxy, will constitute a quorum for the transaction of business at the Annual Meeting and any adjournment or postponement thereof. Abstentions and uninstructed shares will be counted as present or represented for purposes of establishing a quorum for the transaction of business.

If you are the beneficial owner of shares held of record by a broker or other custodian, you may instruct your broker or other custodian how you would like your shares voted through the voting instruction form included with this proxy statement. If you wish to vote the shares you own beneficially at the meeting, you must first request and obtain a "legal proxy" from your broker or other custodian. If you choose not to provide instructions or a legal proxy, your shares are referred to as "uninstructed shares." Whether your broker or other custodian has the discretion to vote these shares on your behalf depends on the ballot item. Generally, brokers and other custodians are prohibited from voting without instruction from you on matters that are considered non-routine. The following table summarizes the vote threshold required for passage of each proposal and the effect of abstentions and uninstructed shares held of record by brokers and other custodians.

Proposal Number	Item	Votes Required for Approval	Abstentions	Uninstructed Shares
1	Election of Directors	Majority of shares cast	Not counted	Not voted
2	Ratification of Independent Auditor	Majority of shares cast	Not counted	Discretionary vote by brokers and other custodians
3	Amendment to 2008 Stock Incentive Plan	Majority of shares cast	Not counted	Not voted
4	Advisory vote on executive compensation	Majority of shares cast (non-binding)	Not counted	Not voted
5	Advisory vote on the frequency of the advisory vote on executive compensation	Not applicable (non-binding stockholder preference)	Not counted	Not voted

For purposes of the vote for the election of directors (Proposal 1) and the approval of the amendment to the 2008 Stock Incentive Plan (Proposal 3), the following will not count as votes cast: (a) ballots marked as withheld, (b) abstentions, and (c) shares as to which a stockholder gives no authority or direction.

Proposals 4 and 5 are advisory votes as to which we will take into account the views expressed by the votes cast. Abstentions and uninstructed shares will not count as votes cast on these proposals.

At the Annual Meeting, the persons named in the proxy card or, if applicable, their substitutes will vote your shares as you instruct. If you sign your proxy card and return it without indicating how you would like to vote your shares, your proxy will be voted as the Board of Directors recommends, which will be as follows:

- **FOR** the election of each of the director nominees named in this proxy statement;
- **FOR** the ratification of the appointment of KPMG LLP as our independent registered public accounting firm for fiscal 2011;
- **FOR** the approval of an amendment to the 2008 Stock Incentive Plan;
- **FOR** the advisory (non-binding) vote on our executive compensation; and
- **FOR** a frequency period of every **THREE YEARS** for future advisory (non-binding) stockholder votes on executive compensation.

MATTERS TO COME BEFORE THE ANNUAL MEETING

PROPOSAL ONE:

Election of Directors

Nominees

At the Annual Meeting, eight directors, who have been nominated by the Nominating and Governance Committee of the Board of Directors (referred to as the Nominating Committee), are to be elected, each to hold office (subject to our By-Laws) until the next annual meeting and until his or her successor has been elected and qualified. All of the nominees for director currently serve as directors and were elected by the stockholders at the 2010 Annual Meeting, except for Michael A. Friedman, M.D., who was elected as a director effective February 16, 2011. Sol J. Barer, Ph.D., who is serving as our non-executive Chairman of the Board, and Walter L. Robb, Ph.D., whose terms expire at the conclusion of the Annual Meeting, are not standing for re-election.

Each nominee has consented to being named as a nominee in this proxy statement and to serve if elected. If any nominee listed in the table below should become unavailable for any reason, which the Board of Directors does not anticipate, the proxy will be voted for any substitute nominee or nominees who may be selected by the Board of Directors prior to or at the Annual Meeting, or, if no substitute is selected by the Board of Directors prior to or at the Annual Meeting, for a motion to reduce the membership of the Board of Directors to the number of nominees available. Directors will be elected by an affirmative vote of a majority of the votes cast at the Annual Meeting in person or by proxy. There are no family relationships between any of our directors and executive officers. The information concerning the nominees and their security holdings has been furnished by them to us.

Our directors are nominated by the Nominating Committee. As discussed elsewhere in this proxy statement, in evaluating director nominees, the Nominating Committee considers characteristics that include, among others, integrity, business experience, financial acumen, leadership abilities, familiarity with our businesses and businesses similar or analogous to ours, and the extent to which a candidate's knowledge, skills, background and experience are already represented by other members of our Board of Directors. Listed below are our director nominees with their biographies. In addition, we have summarized for each director why such director has been chosen to serve on our Board of Directors.

Name	Age(1)	Position
Robert J. Hugin	56	Chief Executive Officer and Director
Michael D. Casey	65	Director
Carrie S. Cox	53	Director
Rodman L. Drake	68	Director
Michael A. Friedman, M.D.	67	Director
Gilla Kaplan, Ph.D.	64	Director
James J. Loughlin	68	Director
Ernest Mario, Ph.D.	73	Director

(1) As of June 15, 2011

Robert J. Hugin has served as our Chief Executive Officer since June 16, 2010 and President since May 1, 2006. He also served as our Chief Operating Officer from May 1, 2006 until June 16, 2010 and Senior Vice President and Chief Financial Officer from June 1999 until May 1, 2006. Mr. Hugin has served as one of our directors since December 2001. Previously, Mr. Hugin had been a Managing Director at J.P. Morgan & Co. Inc., which he joined in 1985. Mr. Hugin received an A.B. degree from Princeton University and an M.B.A. from the University of Virginia. Mr. Hugin is also a director of The Medicines Company, Atlantic Health System, Inc., a non-profit health care system, and Family Promise, a national non-profit network assisting homeless families.

Mr. Hugin brings to his role as a director his extensive executive and leadership experience at Celgene and in his former position as a Managing Director at J.P. Morgan & Co. Inc., as well as his leadership roles on the boards of a public company and a non-profit health care company. In particular, his experience as our Chief Operating Officer and Chief Financial Officer and his current roles as our Chief Executive Officer and President enable him to provide leadership and unique insight on complex business and financial matters and guidance with respect to the strategic goals and operating framework of a high growth company such as ours. Additionally, Mr. Hugin is a past Chairman of the HealthCare Institute of New Jersey and serves as Treasurer and Board member of the Pharmaceutical Research and Manufacturers of America (PhRMA). In these roles, he has gained valuable knowledge of regulatory, legal and legislative issues affecting our industry.

Michael D. Casey has served as one of our directors since August 2002, is Chairman of the Nominating Committee and a member of the Executive Committee since December 2006 and the Management Compensation and Development Committee (referred to as the Compensation Committee) since April 2006 of our Board of Directors. He became our independent Lead Director in June 2007. Mr. Casey was a member of the Audit Committee from August 2002 through December 2006. From September 1997 to February 2002, Mr. Casey served as the Chairman, President, Chief Executive Officer and a director of Matrix Pharmaceutical, Inc. From November 1995 to September 1997, Mr. Casey was Executive Vice President at Schein Pharmaceutical, Inc. (or Schein Pharmaceutical). In December 1996, he was appointed President of the retail and specialty products division of Schein Pharmaceutical. From June 1993 to November 1995, he served as President and Chief Operating Officer of Genetic Therapy, Inc. Mr. Casey was President of McNeil Pharmaceutical (a unit of Johnson & Johnson) from 1989 to June 1993 and Vice President, Sales and Marketing for Ortho Pharmaceutical Corp. (a subsidiary of Johnson & Johnson) from 1985 to 1989. Mr. Casey is also a director of Durect Corp. and Abaxis, and served as director of Allos Therapeutics, Inc. through January 2010 and AVI BioPharma through June 2010.

Mr. Casey brings to his service as a director his significant experience and leadership as President, Chief Executive Officer and senior officer of several national pharmaceutical companies. In addition to those listed above, he has previously served as a director of several other pharmaceutical/biotech companies.

Carrie S. Cox has served as one of our directors since December 2009 and a member of the Audit Committee since March 2010. Ms. Cox currently serves as the Chief Executive Officer and a member of the board of directors of Humacyte, Inc. Ms. Cox served as Executive Vice President and President of Schering-Plough's Global Pharmaceutical Business until November 3, 2009 when Schering-Plough merged with Merck & Co., Inc. Prior to joining Schering-Plough, Ms. Cox served as President of Pharmacia Corporation's pharmaceutical business until its merger with Pfizer Inc. in 2003. Ms. Cox is a member of the Board of Directors of Texas Instruments and has served on their audit and compensation committees, and has recently been appointed to the Board of Directors of Cardinal Health, Inc. Ms. Cox is also a member of the Harvard School of Public Health's Health Policy and Management Executive Council and a member of the Board of Overseers of the University of Pennsylvania Museum of Archaeology and Anthropology. Ms. Cox is a graduate of the Massachusetts College of Pharmacy.

Ms. Cox brings to her service as a director her distinguished career in global healthcare and her significant experience and leadership serving in executive positions of some of the largest and most successful multi-national healthcare companies in the world, including with responsibility for those companies' financial performance and significant capital and research and development investments.

Rodman L. Drake has served as one of our directors since April 2006, is Chairman of the Compensation Committee since June 2007 and a member of the Nominating Committee since April 2006 — of our Board of Directors. Since January 2002, Mr. Drake has been Managing Director of Baringo Capital LLC, a private equity group he co-founded. From November 1997 to January 2002, Mr. Drake was president of Continuation Investments Group Inc., a private equity firm. Prior to that, Mr. Drake was co-chairman of the KMR Power Company and Chief Executive Officer and Managing Director of Cresap McCormick and Paget, a leading management consulting firm, and served as President of the Mandrake Group, a consulting firm specializing in strategy and organizational design. He is a member of the boards of directors of Jackson Hewitt Tax Service, Inc. and The Animal Medical Center of New York. He is the Chairman of the Helios Funds and the Columbia Atlantic Funds. From 2007 to 2009, Mr. Drake served as a member of the board of directors of Apex Silver Mines Limited and from 2006 to 2010 served as a member of the board of directors of Crystal River Capital, where he also served as Chairman, President and CEO from 2009 through 2010 (Crystal River Capital was a NYSE listed company which was sold in 2010).


2011 Proxy Material

Mr. Drake brings to his service as a director his breadth of experience in corporate governance, finance, strategy and organizational design as a senior executive of investment and management consulting firms, as well as his extensive experience as a member of various boards of directors.

Michael A. Friedman, M.D. has served as one of our directors since February 2011 and a member of the Nominating Committee since April 2011 of our Board of Directors. Dr. Friedman currently serves as President and Chief Executive Officer of City of Hope, a leading cancer research, treatment and education institution, as well as director of the organization's Comprehensive Cancer Center and holder of the Irell & Manella Cancer Center Director's Distinguished Chair. Before leading City of Hope, Dr. Friedman was senior vice president of research and development, medical and public policy for Pharmacia Corporation and Chief Medical Officer for biomedical preparedness at PhRMA. Additionally, Dr. Friedman previously served as deputy commissioner for the U.S. Food and Drug Administration (FDA), later serving as acting commissioner, and as Associate Director of the National Cancer Institute, National Institutes of Health. Since 2004, Dr. Friedman has served on the Independent Citizens' Oversight Committee which governs the California Institute for Regenerative Medicine and oversees the implementation of California's stem cell research effort. Dr. Friedman is a member of the board of directors of MannKind Corporation.

Dr. Friedman brings to his service as a director valuable scientific and operational expertise and leadership skills from his extensive background in cancer research and public health as a senior officer of a leading research institution, deputy and acting commissioner of the FDA, and as an executive officer of a major pharmaceutical company.

Gilla Kaplan, Ph.D. has served as one of our directors since April 1998 and a member of the Audit Committee of our Board of Directors. Dr. Kaplan is head of the Laboratory of Mycobacterial Immunity and Pathogenesis at The Public Health Research Institute Center at the University of Medicine and Dentistry of New Jersey in Newark, New Jersey, where she was appointed full Member in 2002 and Assistant Director in 2006. Dr. Kaplan also was appointed, in 2005, Professor of Medicine at the University of Medicine and Dentistry of New Jersey. Previously, Dr. Kaplan was an immunologist in the Laboratory at Cellular Physiology and Immunology at The Rockefeller University in New York where she was an Associate Professor.

Dr. Kaplan brings to her service as a director valuable scientific expertise and leadership skills from her distinguished career in medical research, including her current role as head of the Laboratory of Mycobacterial Immunity and Pathogenesis at The Public Health Research Institute Center and her past roles and experiences in the field of immunology.

James J. Loughlin has served as one of our directors since January 2007, is Chairman of the Audit Committee since June 2008 and a member of the Compensation Committee since June 2008 of our Board of Directors. Mr. Loughlin served as the National Director of the Pharmaceuticals Practice at KPMG LLP (or KPMG), including a five-year term as member of the Board of Directors of KPMG. Additionally, Mr. Loughlin served as Chairman of the Pension and Investment Committee of the KPMG Board from 1995 through 2001. He also served as Partner in charge of Human Resources, Chairman of the Personnel and Professional Development Committee, Secretary and Trustee of the Peat Marwick Foundation and a member of the Pension, Operating and Strategic Planning Committees. In addition, Mr. Loughlin served as a member of the Boards of Directors of Alfacell Corporation (until 2008) and Datascope Corp. (until January 2009).

Mr. Loughlin brings to his service as a director his valuable experiences as National Director of the Pharmaceuticals Practice at KPMG, his service as Chairman of the Pension and Investment Committee of the KPMG Board and his service on various other committees and foundations. In particular, through his professional association with KPMG, including a five-year term as member of the Board of Directors of KPMG, Mr. Loughlin brings to our Board of Directors an extensive background in accounting and financial reporting, qualifying him as an audit committee financial expert (as that term is defined pursuant to SEC regulations).

Ernest Mario, Ph.D. has served as one of our directors since August 2007 and is a member of the Nominating Committee since August 2007 and the Executive Committee since June 2008 of our Board of Directors. Dr. Mario is a former Deputy Chairman and Chief Executive of Glaxo Holdings plc and a former Chairman and Chief Executive Officer of ALZA Corporation. Dr. Mario has been a Director of Boston Scientific since October 2001 and currently is the Lead Director of Pharmaceutical Product Development, Inc. From 2003 to 2007, he was Chairman and Chief Executive of Reliant Pharmaceuticals, Inc. Dr. Mario currently is the Chief Executive Officer and Chairman of Capnia, Inc., a privately held specialty pharmaceutical company in Palo Alto, CA. He is Chairman of the American Foundation for Pharmaceutical Education and serves as an advisor to the pharmacy schools at the University of Rhode Island and The Ernest Mario School of Pharmacy at Rutgers University. Dr. Mario is the recipient of the 2007 Remington Honor Medal, which is the highest recognition given by the American Pharmacists Association.

Dr. Mario brings to his service as a director his significant executive leadership experience, including his experience leading several pharmaceutical companies, as well as his membership on public company boards and foundations. He also has extensive experience in financial and operations management, risk oversight, and quality and business strategy.

RECOMMENDATION OF THE BOARD OF DIRECTORS

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR THE ELECTION OF EACH NOMINEE UNDER PROPOSAL ONE

2011 Proxy Material

Security Ownership of Certain Beneficial Owners and Management

The table below sets forth the beneficial ownership of Common Stock as of April 19, 2011 by (i) each director, (ii) each Named Executive Officer (as defined below), (iii) all of our directors and Named Executive Officers as a group and (iv) all persons known by the Board of Directors to be beneficial owners of more than five percent of the outstanding shares of Common Stock. Shares of Common Stock subject to options that are currently exercisable or exercisable within 60 days of April 19, 2011 and RSUs that will vest within 60 days of April 19, 2011, are deemed outstanding for computing the ownership percentage of the stockholder holding such securities, but are not deemed outstanding for computing the ownership percentage of any other stockholder. Upon vesting, RSUs are included as Common Stock. As of April 19, 2011, there were 462,786,729 shares of Common Stock outstanding. Unless otherwise noted, the address of each stockholder listed in the table is Celgene Corporation, 86 Morris Avenue, Summit, New Jersey 07901.

Name and Address of Beneficial Ownership	Amount and Nature of Beneficial Ownership	Percent of Class
Sol J. Barer, Ph.D.	2,837,744 (1)	*
Robert J. Hugin	2,062,832 (2)	*
Jacqualyn A. Fouse	148,585 (3)	*
Graham Burton, MBBS, FRCP	442,141 (4)	*
Michael D. Casey	201,596 (5)	*
Carrie S. Cox	32,057 (6)	*
Rodman L. Drake	96,801 (7)	*
Michael A. Friedman, M.D.	25,000 (8)	*
Gilla Kaplan, Ph.D.	281,596 (9)	*
James J. Loughlin	84,446 (10)	*
Ernest Mario, Ph.D.	112,221 (11)	*
Walter L. Robb, Ph.D.	64,750 (12)	*
All directors and executive officers as a group (12 persons)	6,389,770 (1)-(12)	1.4%
Janus Capital Management LLC ("Janus Capital") 151 Detroit Street Denver, Colorado, 80206	40,118,643 (13)	8.7%
BlackRock Inc. 40 East 52nd Street New York, New York 10022	23,413,681 (14)	5.1%

* Less than one percent (1%)

(1) Consists of 692,192 shares of Common Stock, 2,066,742 shares of Common Stock underlying stock options (including 136,572 shares of Common Stock underlying stock options held by the Sol Barer 2010 Grantor Retained Annuity Trust and 398,523 shares of Common Stock underlying stock options held by the Meryl Barer 2010 and 2008 Grantor Retained Annuity trusts), 61,536 shares of Common Stock held in our 401(k) Plan for the benefit of Dr. Barer, and 17, 274 shares of Common Stock held by a family foundation of which Dr. Barer is a trustee. Meryl Barer is Dr. Barer's spouse. Dr. Barer disclaims beneficial ownership over shares of Common Stock underlying options held by the Meryl Barer 2010 and 2008 Grantor Retained Annuity Trusts.

(2) Consists of 439,252 shares of Common Stock, 1,476,612 shares of Common Stock underlying stock options, 13,021 shares of Common Stock held in our 401(k) Plan for the benefit of Mr. Hugin and 129,147 shares of Common Stock held by a family foundation of which Mr. Hugin is a trustee and 4,800 shares of Common Stock owned by Mr. Hugin's children.

(3) Consists of 1,085 shares of Common Stock and 147,500 shares of Common Stock underlying stock options.

(4) Consists of 53,033 shares of Common Stock, 385,561 shares of Common Stock underlying stock options, and 3,547 shares of Common Stock held in our 401(k) Plan for the benefit of Dr. Burton.

(5) Consists of 5,055 shares of Common Stock and 196,541 shares of Common Stock underlying stock options.

(6) Consists of 907 shares of Common Stock and 31,150 shares of Common Stock underlying stock options.

(7) Consists of 7,760 shares of Common Stock and 89,041 shares of Common Stock underlying stock options.

(8) Consists of 25,000 shares of Common Stock underlying stock options.

(9) Consists of 2,055 shares of Common Stock, 256,773 shares of Common Stock underlying stock options, and 22,768 shares of Common Stock underlying options held by Dr. Kaplan's family trusts (the trustee of which is Dr. Kaplan's brother-in-law is trustee and the beneficiaries of which are Dr. Kaplan's immediate family members). Dr. Kaplan disclaims beneficial ownership over the shares of Common Stock underlying options held by the family trusts.

(10) Consists of 3,055 shares of Common Stock, 80,791 shares of Common Stock underlying stock options, and 600 shares of Common Stock owned by family trusts of which Mr. Loughlin's spouse is a trustee.

(11) Consists of 38,055 shares of Common Stock, 71,166 shares of Common Stock underlying stock options, and 3,000 shares of Common Stock owned by Dr. Mario's spouse.

(12) Consists of 6,109 shares of Common Stock and 58,641 shares of Common Stock underlying stock options.

(13) Information regarding Janus Capital was obtained from a Schedule 13G/A, filed by Janus Capital with the SEC on February 14, 2011, which reflects that Janus Capital, through its ownership of INTECH Investment Management ("INTECH") and Perkins Investment Management LLC, beneficially owns an aggregate of 40,118,643 shares of Common Stock. Janus Capital has sole voting power and dispositive power with respect to 39,747,973 shares of Common Stock and shared voting and dispositive power with respect to 370,670 shares of Common Stock beneficially held by INTECH.

(14) Information regarding BlackRock, Inc. was obtained from a Schedule 13G/A filed by BlackRock, Inc. with the SEC on March 9, 2011, which reflects that BlackRock, Inc. has sole voting and dispositive power over an aggregate of 23,413,681 shares of Common Stock. Based on our total outstanding shares of Common Stock, we believe that BlackRock, Inc. holds in excess of 5.0% of our Common Stock.

Board Independence

No director will be deemed to be independent unless the Board of Directors affirmatively determines that the director has no material relationship with us, directly or as an officer, stockholder or partner of an organization that has such a relationship. The Board of Directors observes all criteria for independence established by the Nasdaq Stock Market, or Nasdaq, under its applicable Listing Rules. In its annual review of director independence, the Board of Directors has determined that all of our non-employee directors, constituting a majority of all of our directors, may be classified as "independent" within the meaning of Rule 5605(a)(2) of the Nasdaq Listing Rules. Executive sessions of our independent directors are convened in conjunction with each regularly scheduled Board of Directors meeting.

Board Meetings; Committees and Membership

General

The Board of Directors held nine meetings during fiscal 2010. During fiscal 2010, each of the directors then in office attended more than 75% of the aggregate of (i) the total number of meetings of the Board of Directors and (ii) the total number of meetings of all committees of the Board on which such director served. Our policy is to encourage our Board members to attend all annual meetings and any special meeting of stockholders. All of our directors attended the 2010 Annual Meeting of stockholders.

We maintain the following committees of the Board of Directors: the Executive Committee, the Compensation Committee, the Nominating Committee and the Audit Committee. Except for the Executive Committee, each committee is comprised entirely of directors who may be classified as "independent" within the meaning of Rule 5605(a)(2) of the Nasdaq Listing Rules. Other than the Executive Committee, each committee acts pursuant to a separate written charter, and each such charter has been adopted and approved by the Board of Directors. A copy of the Amended and Restated Audit Committee Charter, the Compensation Committee Charter and the Nominating

Committee Charter, as well as our Corporate Governance Guidelines, are available on our website at *www.celgene.com* by choosing the "Investor Relations" link and clicking on the "Corporate Governance" section.

The Executive Committee

The Executive Committee's current members are Sol J. Barer, Ph.D. (Chairman), Michael D. Casey and Ernest Mario, Ph.D. The Executive Committee held one meeting during fiscal 2010. The Executive Committee has and may exercise all of the powers and authority of our full Board of Directors, subject to certain exceptions.

The Compensation Committee

The Compensation Committee's current members are Rodman L. Drake (Chairman), Michael D. Casey and James J. Loughlin. The Compensation Committee held eight formal meetings and a number of informal meetings during fiscal 2010. The Compensation Committee annually reviews the total compensation packages for all executive officers, including the Chief Executive Officer, considers modification of existing compensation and benefit programs and the adoption of new compensation and benefit plans, administers the plans and reviews the compensation of non-employee members of the Board of Directors. The Compensation Committee has (i) the full power and authority to interpret the provisions and supervise the administration of the Anthrogenesis Corporation Qualified Employee Incentive Stock Option Plan, the Signal Pharmaceuticals, Inc. 2000 Equity Incentive Plan, our 1992 Long-Term Incentive Plan, our 2008 Stock Incentive Plan and the Pharmion Corporation 2000 Stock Incentive Plan, (ii) the full power and authority to administer and interpret the Celgene Corporation 2005 Deferred Compensation Plan (the "Nonqualified Plan") and (iii) the authority to review all matters relating to our personnel.

Compensation Committee Consultant

The Compensation Committee has retained Radford, an Aon Hewitt Company, which we refer to as "Radford," as its outside compensation consultant since 2004. Radford was retained by the Compensation Committee as a result of a competitive bidding process conducted by the Compensation Committee. Management did not specifically recommend Radford. Radford regularly meets with the Compensation Committee and provides advice regarding the design and implementation of our executive compensation programs, as well as our director compensation programs. In particular, Radford:

- reviews and makes recommendations regarding executive and director compensation (including amounts and forms of compensation);
- provides market data and performs benchmarking;
- advises the Compensation Committee as to best practices; and
- assists in the preparation of our compensation-related disclosures included in this proxy statement.

In providing its services to the Compensation Committee, with the Compensation Committee's knowledge, Radford may contact the Company's management from time to time to obtain data and other information from the Company and to work together in the development of proposals and alternatives for the Compensation Committee to review and consider. In fiscal 2010, the cost of Radford's executive compensation and director compensation consulting services was $235,598.

In addition, in fiscal 2010, (i) Aon Consulting, an affiliate of Radford, was retained by us to provide global employee benefits consulting services and (ii) Aon Risk Services, an affiliate of Radford, was retained by us for various insurance-related consulting services. In fiscal 2010, the aggregate cost of such other consulting services was $106,637. Our management recommended to the Compensation Committee that the Company continue to engage Radford for compensation survey data and ad hoc compensation consulting services beyond executive and board compensation work because management believes that Radford remains the leader in providing those services in the biotechnology and pharmaceutical industries.

The Compensation Committee regularly evaluates the nature and scope of the services provided by Radford. The Compensation Committee approved the fiscal 2010 executive and director compensation consulting services described above. Although the Compensation Committee was aware of the other services performed by Aon

Consulting and Aon Risk Services, the Compensation Committee did not review such other services as those services were reviewed and approved by management in the ordinary course of business.


2011 Proxy Material

In order to ensure that Radford is independent, Radford is only engaged by, takes direction from, and reports to, the Compensation Committee and, accordingly, only the Compensation Committee has the right to terminate or replace Radford at any time. Further, Radford maintains certain internal controls within Aon which include, among other things:

- Radford is managed separately from Aon and performance is measured solely on the Radford business;
- No commissions or cross revenue is provided to Aon in the event that Aon introduces Radford to an account, and no Aon staff member is paid commissions or incentives for Radford services;
- Radford is not rewarded for selling Aon services nor is Radford required to cross-sell services;
- Radford maintains its own account management structure, contact database and IT network and its survey data is on a separate IT platform from Aon; and
- No member of Radford's team is involved in, or sits on, any Aon committee for purposes of selling Aon services.

The Nominating Committee

The Nominating Committee's current members are Michael D. Casey (Chairman), Rodman L. Drake, Ernest Mario, Ph.D. and Michael A. Friedman, M.D. The Nominating Committee held seven meetings in fiscal 2010. The Nominating Committee determines the criteria for nominating new directors, recommends to the Board of Directors candidates for nomination to the Board of Directors, oversees the evaluation of the Board of Directors, and develops and recommends to the Board of Directors appropriate corporate governance guidelines. The Nominating Committee's process to identify and evaluate candidates for nomination to the Board of Directors includes consideration of candidates for nomination to the Board of Directors recommended by stockholders. Such stockholder recommendations must be delivered to our Corporate Secretary, together with the information required to be filed in a proxy statement with the SEC regarding director nominees, and each such nominee must consent to serve as a director if elected, no later than the deadline for submission of stockholder proposals as set forth in our By-Laws and under the section of this proxy statement entitled "Stockholder Nominations." In considering and evaluating such stockholder proposals that have been properly submitted, the Nominating Committee will apply substantially the same criteria that the Nominating Committee believes must be met by a Nominating Committee-recommended nominee as described below. To date, we have not received any recommendation from stockholders requesting that the Nominating Committee consider a candidate for inclusion among the Nominating Committee's slate of nominees in our proxy statement.

In evaluating director nominees, the Nominating Committee currently considers the following factors:

- our needs with respect to the particular competencies and experience of our directors;
- familiarity with our business and businesses similar to ours;
- financial acumen and corporate governance experience; and
- our desire that our Board reflect diversity with respect to, among other matters, professional and operational experience, scientific and academic expertise, international background, gender, race and ethnicity.

The Nominating Committee identifies nominees first by evaluating the current members of the Board of Directors willing to continue in service. If any member of the Board does not wish to continue in service or if the Nominating Committee or the Board of Directors decides not to re-nominate a member for re-election, the Nominating Committee will identify the required skills, background and experience of a new nominee, in tandem with prevailing business conditions, and will source relevant candidates and present to the Board of Directors suggestions as to individuals who meet the required criteria. The Nominating Committee utilizes the services of an outside search firm to assist it in finding appropriate nominees for the Board of Directors.


2011 Proxy Material

The Audit Committee

The Audit Committee's current members are James J. Loughlin (Chairman), Walter L. Robb, Ph.D. (not standing for re-election at the Annual Meeting), Gilla Kaplan, Ph.D. and Carrie S. Cox. The Audit Committee held nine meetings in fiscal 2010. Each of Dr. Robb and Mr. Loughlin is an "audit committee financial expert" within the meaning of the rules of the SEC and, as such, Dr. Robb and Mr. Loughlin satisfy the requirements of Rule 5605(c)(2) of the Nasdaq Listing Rules. The Audit Committee oversees our financial reporting process on behalf of the Board of Directors. In fulfilling its responsibility, the Audit Committee appoints, subject to stockholder ratification, our independent registered public accounting firm. The Audit Committee also reviews our consolidated financial statements and the adequacy of our internal controls. The Audit Committee meets at least quarterly with our management and our independent registered public accounting firm to review and discuss the results of audits or reviews of our consolidated financial statements, the evaluation of the effectiveness of our internal controls over financial reporting and disclosure controls and procedures, the overall quality of our financial reporting and appropriate application of our critical accounting policies and to approve any related-person transactions (as defined herein). The Audit Committee's responsibility is to monitor and oversee these processes, including the activities of the Internal Audit function. The Audit Committee meets separately, at least quarterly, with the independent registered public accounting firm. In addition, the Audit Committee oversees our existing procedures for the receipt, retention and handling of complaints related to auditing, accounting and internal control issues, including the confidential, anonymous submission by employees, vendors, customers or others of concerns on questionable accounting and auditing matters.

Review and Approval of Transactions with Related Persons

Except for a Services Agreement with Dr. Barer which is described under "Additional Information Regarding Executive Compensation — Agreements with our Named Executive Officers — Services Agreement with Dr. Barer," since the beginning of fiscal 2010, we did not engage in any related person transaction, or series of similar transactions, which are required to be disclosed pursuant to Item 404 of Regulation S-K.

Related Person Transaction Policies and Procedures

At the beginning of each calendar year, each member of our Board of Directors and each executive officer is required to complete an extensive questionnaire that we utilize when preparing our annual proxy statement, as well as our Annual Report on Form 10-K. The purpose of the questionnaire is to obtain information from directors and executive officers to verify disclosures required to be made in these documents. Regarding related person transactions, it serves two purposes: first, to remind each executive officer and director of their obligation to disclose any related person transaction entered into between themselves (or family members or entities in which they hold an interest) and Celgene that in the aggregate exceeds $120,000 ("related person transaction") that might arise in the upcoming year; and second, to ensure disclosure of any related person transaction that is currently proposed or that occurred since the beginning of the preceding year. When completing the questionnaire, each director and executive officer is required to report any such transaction.

Compensation Committee Interlocks and Insider Participation

Each member of the Compensation Committee is an independent director within the meaning of the Nasdaq Listing Rules. There was no interlock among any of the members of the Compensation Committee and any of our executive officers.

Code of Ethics

We have adopted a Financial Code of Ethics that applies to our Chief Executive Officer, Chief Financial Officer and other financial professionals. This Financial Code of Ethics is posted on our website at *www.celgene.com* by choosing the "Investor Relations" link and clicking on the "Corporate Governance" section. We intend to satisfy the disclosure requirements regarding any amendment to, or a waiver of, a provision of the Financial Code of Ethics by posting such information on our website. We undertake to provide to any person a copy of this Financial Code of Ethics upon request to our Corporate Secretary at our principal executive offices.

Stockholder Nominations

Our By-Laws provide that nominations for the election of directors may be made at an annual meeting: (a) by or at the direction of the Board of Directors (or any duly authorized committee thereof) or (b) by any stockholder who (i) is a stockholder of record on the date of the giving of the notice and on the record date for the determination of stockholders entitled to vote at such annual meeting and (ii) complies with the notice procedures set forth below.

In addition to any other applicable requirement for a nomination to be made by a stockholder, such stockholder must have given timely notice thereof in proper written form to our Corporate Secretary. To be timely, a stockholder's notice to the Corporate Secretary must be delivered to or mailed and received at our principal executive offices not less than 60 days nor more than 90 days prior to the date of the annual meeting; provided that in the event that less than 70 days' notice or prior public disclosure of the date of the annual meeting is given or made to stockholders, notice by the stockholder (in order to be timely) must be so received not later than the close of business on the 10th day following the day on which such notice of the date of the annual meeting was mailed or such public disclosure of the date of the annual meeting was made, whichever first occurs.

To be in proper written form, a stockholder's notice to the Corporate Secretary must set forth (a) as to each person whom the stockholder proposes to nominate for election as a director: (i) the name, age, business address and residence address of the person, (ii) the principal occupation or employment of the person, (iii) the class or series and number of shares of our capital stock which are owned beneficially or of record by the person and (iv) any other information relating to the person that would be required to be disclosed in a proxy statement or other filing required to be made in connection with solicitations of proxies for election of directors pursuant to Section 14 of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and the rules and regulations promulgated thereunder; and (b) as to the stockholder giving the notice: (i) the name and record address of such stockholder, (ii) the class or series and number of shares of our capital stock which are owned beneficially or of record by such stockholder, (iii) a description of all arrangements or understandings between such stockholder and each proposed nominee and any other person or persons (including their names) pursuant to which the nomination(s) are to be made by such stockholder, (iv) a representation that such stockholder intends to appear in person or by proxy at the annual meeting to nominate the persons named in his or her notice and (v) any other information relating to such stockholder that would be required to be disclosed in a proxy statement or other filing required to be made in connection with solicitations of proxies for election of directors pursuant to Section 14 of the Exchange Act and the rules and regulations promulgated thereunder. Such notice must be accompanied by a written consent of each proposed nominee to being named as a nominee and serving as a director if elected.

Stockholder Communications

Our Board of Directors has determined that, to facilitate communications with the Board of Directors, or any individual member or any Committee of the Board of Directors, stockholders should direct all communication in writing to our Corporate Secretary at our principal executive offices. Our Corporate Secretary will forward all such correspondence to the Board of Directors, individual members of the Board of Directors or applicable chairpersons of any Committee of the Board of Directors, as appropriate.

Board Leadership Structure

In light of our recent change in executive leadership, the Board of Directors concluded that it is consistent with past practice and in the best interests of the Company and its stockholders to combine the positions of Chairman and Chief Executive Officer.

Accordingly, assuming that the director nominees are elected to the Board at the Annual Meeting, Mr. Hugin will hold the positions of both Chairman and Chief Executive Officer.

The independent directors believe that the Company's current model of the combined Chairman/CEO role in conjunction with the independent Lead Director position is the appropriate leadership structure for the Company at this time. The independent directors believe that each of the possible leadership structures for a board has its particular pros and cons, which must be considered in the context of the specific circumstances, culture and challenges facing a company.

The independent directors believe that the combined Chairman/CEO model is a leadership model that has served our stockholders well in the past and will continue to do so in the future. Additionally, given the exceptional abilities and strengths of each of our Board members, the concentration of functions will continue to promote a culture of transparency and accountability that has guided, and will continue to guide, our successful performance.

Our leadership structure is periodically reviewed to ensure that it is appropriate for our Company given the facts and circumstances at the time of review. The independent directors believe that the combined Chairman/CEO position, together with the independent Lead Director, has certain advantages over other board leadership structures that continue to best meet the Company's current needs, including:

- Efficient communication between management and the Board;
- Clear delineation of the independent Lead Director's and other independent directors' oversight roles from the Chairman/CEO's and other management's day-to-day operational roles;
- To ensure that all key and appropriate issues are discussed by the Board in a timely and constructive manner;
- Clarity for the Company's key stakeholders on corporate leadership and accountability; and
- The Chairman possessing the best knowledge of the Company's strategy, operations and financial condition and, in turn, the ability to communicate that to external stakeholders.

As discussed elsewhere this proxy statement, the independent directors come from a variety of organizational backgrounds with significant experience with a wide range of leadership and management structures. The makeup of the Company's Board puts it in a very strong position to evaluate the pros and cons of the various types of board leadership structures and to ultimately decide which one will work in the best interests of the Company's stakeholders.

As Chief Executive Officer and President, Mr. Hugin is accountable directly to the full Board of Directors and has day-to-day responsibility for our business operations and for general oversight of our business and the various management teams that are responsible for our day-to-day operations.

We believe that the combined Chairman/CEO leadership structure is appropriate for our Company as it enhances our Company oversight by utilizing the corporate responsibilities of our Chief Executive Officer who has also served, in the past, as our Chief Financial Officer and Chief Operating Officer.

Independent Lead Director

In June 2007, Michael D. Casey was designated independent Lead Director. In accordance with the Company's corporate governance guidelines, as adopted by the Board of Directors on December 16, 2010, the independent Lead Director provides guidance concerning the agenda for each Board meeting, presides over executive sessions of the independent directors that are held on a regular basis, communicates with the Chairman and Chief Executive Officer after each executive session of the independent directors to provide feedback and to effectuate the decisions and recommendations of the independent directors, and acts as an intermediary between the independent directors and management on a regular basis and when communication out of the ordinary course is appropriate.

Board of Directors Role in Risk Oversight

In connection with its oversight responsibilities, the Board of Directors, including the Audit Committee and Compensation Committee, periodically assesses the significant risks that we face. These risks include financial, technological, competitive, operational and compensation-related risks. The Board administers its risk oversight responsibilities through its Chief Executive Officer and its Chief Financial Officer, who, together with management representatives of the relevant functional areas (*e.g.* internal audit, legal, regulatory and compliance groups, operational management, human resources, etc.) and the relevant management representatives of each of our operating subsidiaries, review and assess the operations of the businesses as well as operating management's identification, assessment and mitigation of the material risks affecting our operations.

Section 16(a) Beneficial Ownership Reporting Compliance

Pursuant to Section 16(a) of the Exchange Act, each of our directors, executive officers and any person beneficially owning more than 10 percent of Common Stock is required to report his, her or its ownership of Common Stock and any change in that ownership, on a timely basis, to the SEC. We believe that all applicable acquisitions and dispositions of Common Stock, including grants of options under our Directors' Incentive Plan and the 2008 Stock Incentive Plan were filed on a timely basis for fiscal 2010, except the following Form 4 report which was inadvertently filed untimely: Form 4 report of Dr. Barer filed on January 7, 2011 with respect to accelerated vesting of restricted stock units as of December 31, 2010.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Our Compensation Discussion and Analysis provides an overview and analysis of our compensation programs, the compensation decisions we have made under those programs and the factors we considered in making those decisions. Elsewhere in this section, under the heading "Additional Information Regarding Executive Compensation," we include a series of tables containing specific information about the compensation earned by the following individuals in fiscal 2010, whom we refer to as our Named Executive Officers:

- *Sol J. Barer, Ph.D.,* non-executive Chairman of the Board of Directors and former Chief Executive Officer, who joined the Company in September 1987 and held the office of Chief Executive Officer from May 1, 2006 through June 16, 2010;
- *Robert J. Hugin,* President and Chief Executive Officer, who joined the Company in June 1999 and assumed this office effective June 16, 2010;
- *Jacqualyn A. Fouse,* Senior Vice President and Chief Financial Officer, who joined the Company and assumed this office effective September 27, 2010;
- *David W. Gryska,* former Senior Vice President and Chief Financial Officer, who held the office of Chief Financial Officer from December 6, 2006 through September 27, 2010;
- *Aart Brouwer,* Chairman International and Senior Advisor to Celgene's Chairman and Chief Executive Officer, who joined the Company in November 2005 and assumed this office effective January 1, 2009 (effective December 31, 2010, Mr. Brouwer retired from the Company); and
- *Graham Burton, MBBS, FRCP,* Senior Vice President Global Regulatory Affairs, Pharmacovigilance, Corporate Quality and Compliance, who joined the Company in July 2003 and assumed this office effective July 1, 2003.

This discussion is intended to help you understand the detailed information provided in the tables and to put that information into the context of our overall compensation program.

Executive Summary

General

Our overall compensation goal is to reward our executive officers in a manner that supports our strong pay-for-performance philosophy while maintaining an overall level of compensation that we believe is reasonable, responsible and competitive. We believe this is accomplished through the following principles and processes that we follow in establishing executive compensation:

1. *Benchmarking.* Our benchmarking philosophy involves both internal and external benchmarking. We benchmark compensation internally to ensure that target compensation is established equitably and based on anticipated future contributions to the Company. In addition, we benchmark executive officer compensation annually against a set of peer group companies that the Compensation Committee reviews each year in order to ensure that our compensation programs are within the competitive range of comparative norms. Our peer group is selected on the basis of industry, stage of development, revenue, employee headcount, market capitalization, and complexity.

2. *Target Compensation.* We strive to establish our target total direct compensation *(i.e.,* base salary, annual short-term incentive bonus, long-term incentive bonus and equity awards) both according to potential value creation to the Company and at the 60th percentile of our peer group with the potential to achieve at or above the 75th percentile based upon delivery of corporate and individual performance objectives.

3. *Performance-Based Compensation.* A significant portion of total direct compensation is in the form of variable performance-based cash and stock-based compensation linked directly to company performance and increasing stockholder value. Specifically, our long-term incentive plan, known as the LTIP, and equity incentive program focus on our long-term performance, and our short-term incentive program, known as our

MIP, focuses on our short-term performance. This structure ensures that there is an appropriate balance between our long- and short-term performance, as well as a balance between annual operating objectives and long-term delivery of stockholder return. Maintaining this pay mix results in a pay-for-performance orientation for our Named Executive Officers, which is aligned to our stated compensation philosophy of providing compensation commensurate with overall delivery of corporate performance. Our compensation programs are designed to deliver compensation that is commensurate with the level of performance achieved and is intended to ensure that the interests of our stockholders are reflected in our overall compensation philosophy. This philosophy is supported by delivering an average of 72% of total compensation through long-term incentives and 28% through base salary, short-term incentives and retirement benefits.

4. *Risk Mitigation.* We have reviewed and considered whether our compensation programs and policies create risks that are reasonably likely to have a material adverse effect on the Company. In that regard, we design our programs in a balanced and diversified manner while also creating significant, yet appropriate, incentives to drive strong performance. As applied to our Named Executive Officers, each component of variable performance-based compensation, both short- and long-term, is subject to a cap. Our Named Executive Officers' compensation is performance-based and designed to also focus on long-term growth. In addition, for Mr. Hugin, 50% of his fiscal 2011 annual earned incentive bonus will be credited and deferred to the Non-Qualified Plan. This ensures that the Named Executive Officers focus on the health of our business, the development of a sustainable product pipeline, and the delivery of key performance metrics that will deliver stockholder value over time. We also have stock ownership guidelines that encourage our Named Executive Officers to maintain a substantial ownership interest in the Company, further aligning their interests to those of our stockholders while mitigating the chance of excessive risk-taking. The Compensation Committee has concluded that the current compensation programs present no risk that is reasonably likely to have a material adverse effect on the Company.

5. *Employee Benefits.* We do not offer guaranteed retirement, pension benefits or other significant perquisite benefits. Instead, we provide our Named Executive Officers with the opportunity to accumulate retirement income through equity awards, the deferral of current compensation into our Nonqualified Plan and participation in our 401(k) Plan (other than with respect to Mr. Brouwer who participates in a pension plan maintained pursuant to the mandatory requirements of Swiss law).

2010 Highlights

Our fiscal 2010 corporate performance remained strong despite a very challenging external environment and challenges within the healthcare industry.

Specifically, we achieved the following results for fiscal 2010:

1. *Total Revenue.* Non-GAAP total revenue increased approximately 34% to $3.601 billion; GAAP total revenue increased 35% to $3.626 billion.

2. *Revenue by Product.* REVLIMID® net product sales increased approximately 45% to $2.469 billion; THALOMID® (inclusive of Thalidomide Celgene™ and Thalidomide Pharmion™) net product sales decreased approximately 11% to approximately $390 million; and VIDAZA® net product sales increased by 38% to approximately $534 million.

3. *Net Income.* Non-GAAP net income increased 35% to $1.310 billion; GAAP net income increased 13% to $880.2 million.

4. *EPS.* Non-GAAP diluted earnings per share increased 34% to $2.79; GAAP diluted earnings per share increased 13% to $1.88.

On the basis of these performance factors and other corporate and individual performance assessments made by our Compensation Committee, the actual bonus amounts awarded to our Named Executive Officers for fiscal 2010 ranged from 100% to 142.75% of target.

Non-GAAP financial measures are utilized as core metrics in setting performance goals for our Named Executive Officers as we believe that they provide investors and management with supplemental measures of


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operating performance and trends that facilitate comparisons between periods before, during and after certain items that would not otherwise be apparent on a GAAP basis. See "2010 Executive Compensation Components — Cash Bonus/Performance-Based Incentive Compensation — Management Incentive Plan — Fiscal 2010 MIP" for more information regarding non-GAAP financial measures. Reconciliation of non-GAAP financial measures to the nearest corresponding GAAP financial measure appears in Appendix A attached to this proxy statement.

The Compensation Committee provided initial guidance that any payments made to Mr. Hugin and Ms. Fouse under the LTIP for the 2011 — 2013 period will be made in shares of our Common Stock, however, the plan provides discretion to decide the method of plan settlement at the time of payment. In addition, shares issued to Mr. Hugin and Ms. Fouse under the LTIP plan will have a mandatory three-year hold after the completion of the Plan Cycle. These changes were made to align compensation with long-term company performance and to align executive equity holdings with long-term performance of Celgene stock. Details on calculations for 2011 — 2013 LTIP are discussed under the heading "2010 Executive Compensation Components — Cash Bonus/Performance-Based Incentive Compensation — Long-Term Incentive Plan — LTIP Performance Measures." In addition, during fiscal 2010, we successfully completed Mr. Hugin's succession of Dr. Barer as our Chief Executive Officer. Consistent with our benchmarking process, we have increased the level of compensation payable to Mr. Hugin in connection with his promotion from Chief Operating Officer to Chief Executive Officer.

Compensation Philosophy

Our overall executive compensation philosophy is set by the Compensation Committee and links executive pay primarily to the achievement of short- and long-term financial and strategic corporate performance objectives that are directly related to the achievement of our long-term strategic business plan. Within our philosophy, we seek to remain closely aligned with the interests of our stockholders, ensure internal equity and to remain competitive with our peer companies as described below.

Our executive compensation arrangements, which represent a portion of our corporate-wide total rewards program covering all employees including our Named Executive Officers, are designed to:

- link compensation with corporate performance and stockholder returns over the long-term;
- enable us to compete for talented executives;
- attract, motivate and retain executives who are critical to our long-term success; and
- provide equity compensation to build executive ownership and align financial incentives focused on the achievement of long-term strategic goals (both financial and non-financial). This ensures the long-term health of our business plan in delivering for patients in the area of unmet medical needs, as well as ensures an alignment of executive interests with stockholder interests.

As described below, the components of our executive compensation program are base salary, an annual short-term incentive component linked to annual (short-term) performance targets (both financial and strategic), a long-term incentive component linked to key three-year performance targets (financial only) and an equity component that aligns our Named Executive Officers' interests with those of our stockholders. In addition, certain eligible Named Executive Officers received Company matching contributions under our 401(k) Plan (other than Mr. Brouwer who received Company matching contributions under a pension plan maintained pursuant to the mandatory requirements of Swiss law). Our current and former Chief Executive Officers also received matching contributions on their base salary compensation they deferred under our Nonqualified Plan.

Our long-term performance program is directly linked to our long-term strategic plan and is designed to focus our Named Executive Officers on key financial metrics that drive long-term stockholder growth. We deliver compensation only if those financial metrics are met. Corporate and individual performance and compensation levels are evaluated and approved by the Compensation Committee annually to ensure that we maintain a focus on delivering results and stockholder value. In fiscal 2010, the equity compensation provided to our Named Executive Officers included a mix of stock options that are subject to service-based vesting over the first four years, *i.e.*, 25% on each anniversary, and RSUs that are subject to a three-year, service-based cliff vesting schedule. Both the stock options and RSUs are subject to accelerated vesting in certain limited circumstances. In addition, certain of our

Named Executive Officers received additional equity compensation in connection with a change in their position or as an inducement grant to join the Company and to make up for equity awards forfeited from a prior employer.

As further described below, our compensation decisions with respect to the components of executive compensation provided to our Named Executive Officers (including base salary, short-term incentives and long-term incentives such as stock options and RSUs) are influenced by:

- the Named Executive Officer's individual role, scope of responsibility impact to the Company and performance during the year;
- corporate performance as measured against our corporate objectives; and
- our assessment of the competitive marketplace, including peer companies.

Overview of Compensation Committee

The Compensation Committee is responsible for, among other things, overseeing our executive compensation and benefit programs, establishing the base salary, incentive compensation, equity awards and any other compensation for Named Executive Officers, including reviewing and approving the Chief Executive Officer's recommendations for the compensation of certain Named Executive Officers reporting to him. In addition, the Compensation Committee in conjunction with the Board reviews and approves the Chief Executive Officer's performance and compensation levels. The Compensation Committee also ensures that the total compensation paid to our Named Executive Officers is reasonable, competitive and consistent with market practice and the goal of delivering results to our stockholders.

Role of the CEO. The Compensation Committee relies on the judgment of the Chief Executive Officer regarding setting performance objectives for the Named Executive Officers and other leadership positions reporting to him. The Chief Executive Officer also evaluates the actual performance of each of these positions against those objectives through the performance review process and recommends appropriate salary and incentive awards through the compensation review process. The Chief Executive Officer participates in Compensation Committee meetings at the request of the Compensation Committee, and provides relevant assessment and explanation supporting his recommendations. Other members of our management, as well as certain advisors, including an outside compensation consultant, attend many Compensation Committee meetings at the request of the Compensation Committee.

Role of the Compensation Consultant. The Compensation Committee engages an outside compensation consultant, Radford, to provide advice regarding our executive compensation programs, which includes, among other things: (i) reviewing and making recommendations concerning our executive compensation program; (ii) providing market data and performing benchmarking; and (iii) advising the Compensation Committee as to best practices. For more information about the Compensation Committee's engagement of Radford, please see the section above entitled "Board Meetings; Committees and Membership — Compensation Committee Consultant."

Overview of Compensation Programs

Our short- and long-term executive compensation programs incorporate a pay-for-performance approach that is designed to align the interests of our Named Executive Officers to those of our stockholders. Other than our base salary program, all of our executive cash and stock compensation programs for fiscal 2010 were directly dependent upon the achievement of our performance goals, whether financial, strategic, or both.

The compensation packages provided to our Named Executive Officers include:

- *Base Salary,* which provides fixed compensation based on competitive market practice.
- *Performance-Based Short-Term Incentive Compensation,* which focuses our Named Executive Officers on meeting annual goals that contribute to the overall long-term health of our business. Our MIP is an annual bonus plan that provides variable compensation based on attainment of annual corporate, divisional, functional and individual goals. Payments under our MIP are generally made in cash.


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- *Performance-Based Long-Term Incentive Compensation,* which is a three-year performance plan in which metrics are solely financial. Our LTIP provides a long-term focus and trajectory against business planning and goal achievement and is aligned to stockholder interests in focusing on longer-term financial health and results. Payments under the LTIP may be made in cash or stock, as determined by the Compensation Committee.

- *Equity Compensation*, which is designed to reward and motivate our Named Executive Officers by aligning their interests to those of our stockholders and provide them with an opportunity to acquire a proprietary interest in us. Beginning in fiscal 2009, the annual equity award granted is a mix of stock options that are subject to service-based vesting over the first four years, *i.e.*, 25% on each anniversary, and RSUs that are subject to a three-year, service-based cliff vesting schedule.

- *Matching Contributions*, which we make in the form of shares of our Common Stock under our 401(k) Plan to the accounts of eligible Named Executive Officers, as well as other eligible employees who participate in our 401(k) Plan. In addition, we made matching contributions under a pension plan maintained pursuant to the mandatory requirements of Swiss law for Mr. Brouwer.

- *Deferred Compensation Plan*, which is a nonqualified deferred compensation plan intended to provide competitive market-based retirement benefits. In fiscal 2010, we made matching cash contributions to the accounts of our current and former Chief Executive Officers and a one-time cash contribution to the account of our Senior Vice President and Chief Financial Officer under the Nonqualified Plan.

- *Perquisites and Other Benefits*, which primarily include health and welfare benefits, professional tax and financial counseling, and excess liability insurance premiums.

CEO — Robert J. Hugin


Retirement
Related
Compensation
& Perquisites
2%
Base
10%
Annual Cash
Incentive
12%
Long term
Incentive

76% (17% of which can be settled in stock or cash with the remaining 83% to be settled in stock only)

Other Named Executive Officers*


Retirement
Related
Compensation
& Perquisites
7%
Base
15%
Annual Cash
Incentive
13%
Long term
Incentive
65% (22% of which can be settled in stock or cash
with the remaining 78% to be settled in stock only)

---

* Chart includes Dr. Barer, Ms. Fouse, Mr. Brouwer and Dr. Burton

Determination of Appropriate Pay Levels (Competitive Positioning)

Benchmarking

To establish appropriate pay levels for our Named Executive Officers, we utilize market-based benchmarking. Benchmarking entails comparing compensation paid to key executives at companies that have profiles similar to ours to help establish our own compensation levels. Market information regarding pay practices at other companies is compiled, reviewed and considered in assessing the reasonableness and competitiveness of the compensation we award to our Named Executive Officers for their contributions.

With the assistance of Radford, we analyze competitive market data each year. Data sources include public company proxy statements and third-party industry compensation surveys. The benchmarking information we obtain is used to determine our competitive position among similarly situated companies in the marketplace and to set our targeted pay at a competitive range relative to our peers.

Radford recommended, and the Compensation Committee approved, a comparison group of companies that we believe best represents the companies in our industry that compete with us for executive talent and criteria as described earlier that create a relevant comparator group. Our initial peer group for fiscal 2010, which was approved by the Compensation Committee in October 2009, was selected on the basis of employee headcount, industry, revenue, stage of development, complexity, and market capitalization, included the following 11 companies (the



"Initial Peer Group"): Allergan, Amgen, Amylin Pharmaceuticals, Biogen Idec, Cephalon, Forest Laboratories, Genzyme, Gilead Sciences, OSI Pharmaceuticals, Sepracor, and Vertex Pharma.

In Radford's January 2010 report, the Initial Peer Group was used in the evaluation of fiscal 2009 cash and equity compensation for the Chief Executive Officer and the other Named Executive Officers (other than Ms. Fouse who was hired subsequent to the report), relying on 2009 public filings for specific peers. In addition, the Compensation Committee also considered information in the following surveys: 2009 Radford Global Life Sciences Survey (which includes biotechnology/pharmaceutical companies with more than 1,000 employees), 2009 Towers Watson U.S. CBD Pharmaceutical Executive Database (which includes pharmaceutical companies with annual revenue levels of less than $5 billion), and 2009 SIRS Executive Compensation Survey (which includes specific pharmaceutical companies with revenue levels generally greater than $1 billion).

Based upon Radford's recommendations, the Compensation Committee approved revisions to our Initial Peer Group at its October 12, 2010 meeting. The following four companies were removed from the Initial Peer Group: Amylin Pharmaceuticals and Vertex Pharma (due to their lower revenues levels as compared to our revenue levels); OSI Pharmaceuticals (due to its acquisition by Astellas Pharma); and Sepracor (due to its acquisition by Dainippon Sumitomo Pharma). The following three companies were added based on our increasing level of revenue: Baxter International, Bristol-Myers Squibb, and Eli Lilly and Company. Although our revenue is currently on the low end when compared to these new companies, we believe that the revised peer group will provide sufficient room for us to grow within the peer group and minimize dramatic changes to our peer group in the future. We refer to the revised peer group as the "Current Peer Group."

In December 2010, the Current Peer Group was used by Radford in the evaluation of fiscal 2010 cash and equity compensation for the Chief Executive Officer and the other Named Executive Officers (other than Dr. Barer and Mr. Brouwer, each of whom retired on December 31, 2010, and Mr. Gryska, who ceased to be an executive officer during 2010), relying on 2010 public filings for specific peers. In addition, the Compensation Committee also considered information in the following surveys: 2010 Radford Global Life Sciences Survey, 2010 Towers Watson U.S. CBD Pharmaceutical Executive Compensation Database, and 2010 SIRS Executive Compensation Survey. Consistent with our analysis since fiscal 2008, we continue to place greater emphasis on pharmaceutical industry surveys rather than biotechnology industry surveys, which better reflect our evolving profile.

Fiscal 2010 Benchmarking and Adjustments

<u>*General*</u>

Based on Radford's analysis of the Initial Peer Group completed in January 2010, the compensation levels of the Named Executive Officers relative to those of the executives of each of the companies in the Initial Peer Group were as follows:

	Peer Group Benchmarks (Market Percentile)			
Elements of Compensation	**Sol. J. Barer as CEO & Chairman**	**Robert J. Hugin as President & COO**	**David W. Gryska as CFO**	**Graham Burton as SVP, GRA&P**
Target Total Cash Compensation (base salary plus target bonus opportunity)	Approximates the 60th percentile	Above 75th percentile	Approximates the 60th percentile	Approximates the 60th percentile
Long-Term Incentive Compensation	Approximates the 60th percentile	Above 75th percentile	Approximates the 60th percentile	Approximates the 60th percentile

Excluded from the peer group analysis was Mr. Brouwer due to his transition to Chairman, International and his anticipated retirement at the end of fiscal 2010, and Ms. Fouse who was hired subsequent to the peer group analysis.

Based on Radford's analysis of the Initial Peer Group completed in January 2010, the base salary, short-term incentive opportunity (which is target bonus), target total cash (which includes base salary and target bonus) and long-term incentive compensation of the Named Executive Officers referenced in the chart above generally approximated the market 60th percentile, which is consistent with our stated philosophy. The exception was Mr. Hugin, whose target total cash and long-term incentive compensation exceeded the market 75th percentile.

While Mr. Hugin's base salary was competitive with the 75th percentile, his short-term incentive opportunity approximated the market 60th percentile.

On February 4, 2010, the Compensation Committee established a merit/performance adjustment pool of 3.5% based on the base salaries of all of the Named Executive Officers, which was consistent with our broad-based employee pool and pursuant to which the base salaries of certain Named Executive Officers were adjusted as discussed below. The effective date of the base salary increases for Dr. Barer and Mr. Hugin was May 1, 2010, commensurate with the timing of their employment contracts. The effective date of the base salary increase for all other Named Executive Officers was March 1, 2010, which is consistent with our broad-based employee population. The Compensation Committee did not adjust the target bonuses under the MIP for such Named Executive Officers since the target bonuses generally approximated the market 60th percentile.

In addition, in December 2009, Radford also recommended, and the Compensation Committee approved, adjusting the annual equity awards for such Named Executive Officers to be divided between stock options and RSUs on a two-thirds to one-third basis using a three-to-one ratio of stock options to RSUs in calculating the number of RSUs. The use of RSUs as part of the annual equity incentive program for Named Executive Officers provides a competitive profile within our peer group. Supplementing our stock option grants with RSUs enabled us to use fewer shares while continuing to provide a long-term incentive award that serves as an effective retention tool. Because some of our stock option awards currently are underwater, the retention value, as well as the incentive value, of the RSU awards is significant.

CEO Transition

Effective immediately after our Annual Meeting on June 16, 2010, Dr. Barer retired as Chief Executive Officer and Mr. Hugin become our new Chief Executive Officer. The Compensation Committee retained Radford to advise it concerning reasonable and appropriate compensation arrangements and competitive market practices in the industry with respect to transitions to executive and non-executive chairmen of boards of directors and internal promotions to chief executive officer. The Compensation Committee, with the assistance of Radford, also reviewed and evaluated compensation of comparable chief executive officers in the biotechnology and pharmaceutical industries and determined that Mr. Hugin's compensation should be adjusted in connection with his promotion to Chief Executive Officer to reflect a compensation package that is competitive with the market. Accordingly, effective June 16, 2010, Mr. Hugin's compensation was increased as follows:

- his annual base salary increased from $810,000 to $975,000;
- his annual target MIP bonus increased from 75% to 120% of his base salary; and
- effective beginning with the 2011-2013 performance cycle of the LTIP, his target LTIP award increased from 100% to 125% of base salary.

In addition, the Compensation Committee also granted Mr. Hugin additional stock options to purchase 39,000 shares of Common Stock which was allocated over the remaining quarterly grants commencing on June 16, 2010, and 6,500 RSUs which were granted to him on June 16, 2010.

Appointment of New CFO

Effective September 27, 2010, Ms. Fouse joined the Company as our Senior Vice President and Chief Financial Officer. In setting Ms. Fouse's compensation, the Compensation Committee, with the assistance of Radford, reviewed and evaluated competitive chief financial officer compensation levels and analyzed and evaluated the equity and retirement benefits that Ms. Fouse would forfeit from her prior employer if she joined the Company. Based on the foregoing, the Compensation Committee approved the following compensation for Ms. Fouse:

- a base salary of $700,000;
- a target bonus under the MIP of 65% of her base salary; for fiscal 2010, Ms. Fouse's MIP was calculated as the sum of: (i) a target bonus of 65% of the actual base salary she earned from September 27, 2010 through December 31, 2010, weighted based on the Company's achievement of the performance goals under the MIP


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for full fiscal 2010, plus (ii) 65% of $700,000 minus the actual base salary she earned from September 27, 2010 through December 31, 2010;

- beginning with the 2011-2013 performance cycle of the LTIP, a target LTIP award of 100% of base salary (converted into shares as discussed under the heading "Long-Term Incentive Plan,") with a maximum payout of 200% of base salary;
- a one-time stock option grant to purchase 125,000 shares of Common Stock, vesting 25% over four years on each anniversary of the grant date;
- a one-time grant of 16,500 RSUs that are subject to a three-year, service-based cliff vesting schedule;
- an annual equity award of options to purchase 45,000 shares of Common Stock and, commencing in April 2011, an annual equity award of 7,800 RSUs (for fiscal 2010, Ms. Fouse was granted a prorated option to purchase 11,250 shares in October); and
- a one-time, $1 million contribution to the Nonqualified Plan with a three-year ratable vesting schedule.

The contribution to the Nonqualified Plan and a portion of the one-time equity grants were made to compensate Ms. Fouse for certain retirement benefits and equity awards forfeited from her prior employer.

Departure of CFO

On August 23, 2010, Mr. Gryska resigned as Chief Financial Officer effective as of September 27, 2010 and as Senior Vice President effective as of November 1, 2010. In connection with his resignation and in consideration of his remaining with the Company following his resignation to provide transition services, on August 23, 2010, we entered into a separation agreement with Mr. Gryska that provided him with the following severance benefits:

- a $550,000 lump sum payment; and
- continued coverage under our health plan pursuant to the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, or COBRA, at the Company's expense for up to 12 months.

Pay Mix

For our Named Executive Officers, the mix of compensation generally is weighted toward at-risk pay (short- and long-term incentives). Maintaining this pay mix results in a pay-for-performance orientation for our Named Executive Officers that is aligned to our stated compensation philosophy of providing compensation commensurate with overall delivery of corporate performance. This philosophy is supported by delivering an average of 72% of total compensation through long-term incentives and 28% through base salary, short-term incentives and retirement benefits. The pie charts under the section entitled "Overview of Compensation Program" detail the components of the Named Executive Officers' total compensation and highlight the focus on "at risk" pay in our executive compensation programs.

Pay-for-Performance

Our compensation programs are designed to deliver compensation that is commensurate with the level of performance achieved and are intended to ensure that the interests of our stockholders are reflected in our overall compensation philosophy. The Compensation Committee considers the following factors in determining the level of compensation awarded to each Named Executive Officer:

- Overall performance, including performance against corporate, functional and individual objectives;
- Overall job responsibilities, including organizational scope and impact, as well as unique competencies and experience necessary to support our long-term performance; and
- Performance of general management responsibilities, global objectives and execution of Company financial and strategic objectives and contributions to our continuing success.

Timing of Compensation

As discussed elsewhere, compensation for our Named Executive Officers, including base salary adjustments, incentive plan eligibility, incentive plan goal specifications and incentive plan payments, is established annually (usually in the first quarter) and is reviewed periodically throughout the year. Awards of options to purchase shares of our Common Stock are currently granted under our 2008 Stock Incentive Plan on a quarterly basis. RSUs currently are granted under our 2008 Stock Incentive Plan on an annual basis and are subject to a three-year, service-based cliff vesting schedule to certain employees, including our Named Executive Officers. Unlike other participants granted awards under our 2008 Stock Incentive Plan, the Named Executive Officers are not given the choice whether to elect stock options or RSUs; rather, the mix is mandatory. To derive the number of RSUs granted, the target number of stock options is divided between stock options and RSUs on a two-thirds to one-third basis using a three-to-one ratio of stock options to RSUs in calculating the number of RSUs. The actual grant of stock options and RSUs is based on the Company's and the individual's performance during the prior year. All stock option and RSU grant dates are approved by the Compensation Committee for the Named Executive Officers in December of the year preceding the year the grants are awarded; grant dates are scheduled in advance without regard to any anticipated earnings or other major announcement by the Company. These dates are set forth for fiscal 2010 in the Grants of Plan-Based Awards Table. The exercise price of each stock option granted under our 2008 Stock Incentive Plan is the closing price of our Common Stock on the date of the quarterly grant.

Our matching contributions under our 401(k) Plan and Nonqualified Plan are pre-established, as further discussed under the headings "2010 Executive Compensation Components — Matching Contributions" and "2010 Executive Compensation Components — Employer Contributions to the Nonqualified Deferred Compensation Plan." Matching contributions under the 401(k) Plan are usually granted in the first quarter of each year for services rendered in the preceding year. Matching contributions under the Nonqualified Plan are made semi-monthly throughout the plan year.

Stock Ownership Requirements

In fiscal 2009, we implemented minimum stock ownership guidelines to be achieved within the later of the five-year period of our adoption of the guidelines and five years from the date such individual becomes a named executive officer. In December 2010, in connection with his promotion to Chief Executive Officer and President, the target stock holdings for Mr. Hugin was increased from three times base salary to six times annual base salary. In addition, the guidelines provide for target stockholdings in an amount equal to three times base salary and one time base salary for Ms. Fouse and Dr. Burton, respectively. Such guidelines will be deemed satisfied if the Named Executive Officer holds, by the end of the applicable five-year period, at least that number of shares of our Common Stock equal to the value of the target amount divided by our stock price on the date the Named Executive Officer becomes subject to the guidelines, and in the case of Mr. Hugin, December 15, 2010. In determining whether a Named Executive Officer meets the guidelines, we consider owned shares, vested restricted or deferred stock units and vested shares held in the Named Executive Officer's 401(k) plan account, but we do not consider stock options. Although not yet required, Mr. Hugin and Dr. Burton currently meet such stock ownership guidelines.

In addition, we maintain a comprehensive securities trading policy which provides, among other things, that our employees who obtain material, non-public information regarding the Company may not: disclose or trade on such information, transact in derivative securities of the Company without prior written consent of the Chief Executive Officer, short sell Company securities, buy or sell Company securities during any blackout period, or hold Company stock in a margin account or pledge Company stock as collateral for a loan without consulting the Treasurer or the Chief Financial Officer of the Company. Individuals classified as "insiders" (which include the Named Executive Officers) and their family members generally may not buy or sell Company securities without prior approval, except under approved Rule 10b5-1 trading plans. To our knowledge, our Named Executive Officers comply with the policy, and none of our Named Executive Officers currently holds our securities in a margin account or has used our securities as collateral for a loan.

2010 Executive Compensation Components

Set forth below are the principal components of fiscal 2010 compensation for our Named Executive Officers.

Base Salary

Salaries are intended to be competitive relative to the biotechnology and pharmaceutical industries in which we compete for our highly skilled talent. Requisite breadth and depth of experience and are considered when setting salary ranges for each position. Annual reviews are held and adjustments are made based on attainment of performance goals and market-wide changes in salaries for comparable positions and qualifications.

During the review of fiscal 2010 base salaries for Dr. Barer, Messrs. Hugin and Gryska, and Dr. Burton, the following factors were considered by the Compensation Committee:

- market data provided by compensation surveys;
- review of such Named Executive Officer's compensation relative to both our other Named Executive Officers and executive officers of peer companies; and
- individual performance of such Named Executive Officer.

We entered into employment contracts with each of Dr. Barer and Mr. Hugin, effective May 1, 2006, which were further amended to comply with the deferred compensation rules under Section 409A of the Internal Revenue Code of 1986, as amended, or the Code, effective on December 31, 2008. Effective on June 16, 2010, Dr. Barer's employment agreement was further amended to reflect his transition from Chief Executive Officer to Executive Chairman of the Board of Directors, and Mr. Hugin's employment agreement was further amended to reflect his appointment as our new Chief Executive Officer. We have entered into a Services Agreement with Dr. Barer, effective January 1, 2011, pursuant to which Dr. Barer serves as non-executive Chairman of the Board of Directors until immediately after the Annual Meeting and as a consultant from January 1, 2011 until December 31, 2012. We also entered into a letter agreement with Dr. Burton effective June 2, 2003, as amended on April 2, 2008, an employment agreement with Mr. Brouwer effective November 1, 2008, as amended effective January 1, 2009, a letter agreement with Mr. Gryska effective December 6, 2006, as amended April 2, 2008, and a letter agreement with Ms. Fouse dated August 18, 2010. These employment and letter agreements specify an annual base salary for each of the Named Executive Officers. In addition, on August 23, 2010, we entered into a separation agreement with Mr. Gryska providing for the terms of his separation from the Company. Other than with respect to Dr. Barer and Mr. Hugin, none of our Named Executive Officers is entitled to a golden parachute (Code Section 280G) excise tax gross-up. Although Dr. Barer and Mr. Hugin are entitled to a "modified" tax gross-up (*i.e.*, only if amounts paid in connection with a change in control is in excess of 105% of the greater amount that could be paid without triggering the excise tax), neither would have received an excise tax gross-up had a change in control occurred on December 31, 2010. If Ms. Fouse becomes entitled to any amounts subject to the excise tax under Code Section 280G, such amounts will be reduced to the extent necessary to avoid such excise tax if such reduction would result in a greater payment amount to Ms. Fouse. We discuss the terms and conditions of these agreements elsewhere in this proxy statement under the heading "Additional Information Regarding Executive Compensation — Agreements with our Named Executive Officers."

On February 4, 2010, the Compensation Committee established a merit/performance adjustment pool of 3.5% based on the base salaries of all of the Named Executive Officers, which was consistent with our broad-based employee pool. The base salaries of the Named Executive Officers were increased as follows:

- Dr. Barer's base salary was increased by $39,000 to $1,140,000;
- Mr. Hugin's base salary was increased by $30,000 to $810,000;
- Mr. Gryska's base salary was increased by $20,000 to $550,000; and
- Dr. Burton's base salary was increased by $20,000 to $495,000.

The Compensation Committee determined that these changes were appropriate in light of our strong performance and the relevant market data. No adjustments were made to Mr. Brouwer's base salary of 500,000 Swiss francs (or $480,000 based on the 2010 average exchange rate of approximately 1.04 Swiss francs per U.S. dollar) due to his transition to Chairman International and anticipated retirement at the end of fiscal 2010.

As discussed above, in connection with his becoming our Chief Executive Officer, effective June 16, 2010, Mr. Hugin's annual base salary was increased to $975,000. In December 2010, Radford determined that Mr. Hugin's base salary was below the stated benchmark of the 60th percentile of chief executive officers in our peer group. Based on such determination and Radford's recommendation, the Compensation Committee approved an increase of Mr. Hugin's base salary to $1,075,000 effective as of May 1, 2011.

Effective September 27, 2010, the start date of her employment with the Company, Ms. Fouse's annual base salary is $700,000.

Cash Bonus/Performance-Based Incentive Compensation

General

In addition to base salaries, the total cash compensation for our Named Executive Officers in fiscal 2010 included an annual bonus payable under our MIP and our LTIP.

Under the MIP, each of Dr. Barer, Mr. Hugin, Ms. Fouse, Mr. Gryska, and Dr. Burton were eligible to receive an annual target incentive bonus for fiscal 2010 of 120%, 120%, 65%, 60% and 55% of base salary, respectively. Mr. Hugin, Ms. Fouse, and Dr. Burton are eligible to receive an annual target incentive bonus for fiscal 2011 of 125%, 65% and 55% of base salary, respectively. All of the foregoing targets were approved by the Compensation Committee. In addition, for Mr. Hugin, 50% of his 2011 annual earned incentive bonus will be credited and deferred to the Non-Qualified Plan. The annual target incentive bonus for Mr. Brouwer was 200,000 Swiss francs (or $192,000 based on the 2010 average exchange rate of 1.04 Swiss francs per U.S. dollar) for fiscal 2010.

Under the LTIP, each of Dr. Barer, Messrs. Hugin and Brouwer, and Dr. Burton were eligible to receive an award for the 2008 — 2010 performance cycle. Mr. Hugin and Dr. Burton are also eligible to receive an award for each of the three separate three-year performance cycles that have not been completed (*i.e.,* 2009 — 2011, 2010 — 2012 and 2011 — 2013). Dr. Barer is eligible to receive an award for the 2009 — 2011 and 2010 — 2012 performance cycles; however, due to his transition, his LTIP awards for such performance cycles will be prorated based on the number of days Dr. Barer was employed during the performance cycle and actual achievement of the performance targets. Dr. Barer is not a participant in the LTIP for the 2011 — 2013 performance cycle. Ms. Fouse is eligible to receive an award for the 2011 — 2013 performance cycle. Due to his separation from the Company, Mr. Gryska was not eligible to receive an award for the 2008 — 2010 performance cycle nor is he entitled to receive any award under any other LTIP in which he participated prior to his separation. These targets are expressed as a percentage of the Named Executive Officer's annual base salary at the time the LTIP was approved by the Compensation Committee, and are as follows:

Named Executive Officer	2008 — 2010	2009 — 2011	2010 — 2012	2011 — 2013
Sol J. Barer, Ph.D.	100%	125%	125%	N/A
Robert J. Hugin	100%	100%	100%	125%(2)
Jacqualyn A. Fouse	N/A	N/A	N/A	100%(2)
Aart Brouwer(1)	50%	Not Eligible	Not Eligible	N/A
Graham Burton, MBBS, FRCP	50%	50%	50%	50%

(1) It was anticipated that Mr. Brouwer would retire at the end of fiscal 2010 and therefore he was not a participant in the 2009 — 2011 or 2010 — 2012 LTIPs.

(2) It is currently anticipated that actual payouts for Mr. Hugin and Ms. Fouse for the 2011 — 2013 performance period will be converted into shares of our Common Stock using the 30-day average closing price of our Common Stock immediately prior to the commencement of the measurement period which began on January 1, 2011.

Differences among the targets reflect plan design, each of the Named Executive Officer's organizational impact and responsibility and are consistent with our benchmarking process and analysis described above. The maximum payout under the LTIP ranges from 100% to 200% of annual base salary at the time of plan approval and the minimum payout is zero.


2011 Proxy Material

Management Incentive Plan

The MIP is designed to provide variable short-term cash compensation to our Named Executive Officers and certain other employees upon attainment of annual corporate, divisional, functional and individual goals. Each Named Executive Officer's goals are set annually by the Compensation Committee and are based upon our business plan for that year. Awards granted under the MIP may be higher or lower than the executive officer's annual bonus target for each year and are based on achievement of corporate objectives and achievement of individual performance objectives. For all Named Executive Officers other than Dr. Barer and Mr. Hugin, the maximum total bonus payout under the MIP for 2010 was 200% of the annual bonus target and the minimum total bonus payout was zero. For Dr. Barer and Mr. Hugin the maximum total bonus payout under the MIP for 2010 was 200% of their annual earned base salaries.

Awards generally are payable on the last payroll payment date in February. If a Named Executive Officer retires, has any extended period of absence (such as sick leave or personal leave) or dies, the MIP award will be pro-rated based on the Named Executive Officer's earned annual base salary.

Fiscal 2010 MIP

For fiscal 2010, Dr. Barer, Mr. Hugin and Ms. Fouse received cash bonus payments entirely determined by the achievement of corporate goals. Due to his transition into an advisory role in anticipation of his retirement, Mr. Brouwer received a cash bonus determined 100% on the achievement of individual goals, as evaluated by the Compensation Committee in its sole discretion. Dr. Burton received a cash bonus payment determined 80% on the achievement of corporate goals and 20% on the achievement of individual goals, as evaluated by the Compensation Committee in its sole discretion.

For fiscal 2010, Ms. Fouse's MIP was calculated as the sum of: (i) a target bonus of 65% of the actual base salary she earned from September 27, 2010 through December 31, 2010, weighted based on the Company's achievement of the performance goals under the MIP for full fiscal 2010, plus (ii) 65% of $700,000 minus the actual base salary she earned from September 27, 2010 through December 31, 2010.

For fiscal 2010, as a result of our significant growth and achievements in the past year, the Compensation Committee determined that the corporate performance measures under the MIP were satisfied at 142.75% of target. The corporate performance measures for fiscal 2010 were based on the following components, which were weighted as follows:

56% Financial Objectives

- 28% on non-GAAP total revenue — Range of $3.2 billion to $3.3 billion; and
- 28% on non-GAAP diluted EPS — Range of $2.55 to $2.60 per share.

44% Non-Financial Objectives (Selected Strategic Corporate Objectives)

- 15% on advancement of marketed products REVLIMID® in multiple myeloma and MDS, VIDAZA® in MDS and ISTODAX® in CTCL;
- 7% on advancement of late stage product candidates;
- 7% on clinical advancement of early stage product candidates;
- 7% on advancement of preclinical and translational development of drug candidates and marketed products REVLIMID®, ISTODAX® and VIDAZA®; and
- 8% on advancement of specific milestones related to furthering international and corporate developments and key organizational development initiatives towards long-term growth.

We have not disclosed all of the non-financial performance targets for the fiscal 2010 MIP performance period because we believe that disclosing certain non-financial performance targets for the plan will result in competitive harm to us. Such information represents confidential business information that could place us at a competitive disadvantage because it provides insight into our strategic long-term and financial goals including: the development of our proprietary pipeline and research strategies, our clinical development plans, our regulatory strategies and our international expansion plans. The Compensation Committee approves each plan year's cycle metric under the MIP to ensure an accelerated and ongoing degree of difficulty commensurate with our short- and long-term business plan. We believe that the targets under the MIP while challenging, are achievable.

Our total results achieved as compared to target for fiscal 2010 were 142.75%, which includes financial performance of 72% and non-financial performance of 28%, with weighted scores of 103% and 39.75%, respectively. Past year financial achievements include non-GAAP diluted EPS of $2.79 (a score of 168% achieved) and non-GAAP total revenue of $3.60 billion (a score of 200% achieved). Among the achievements in the clinical area are multiple patient accruals on key strategic studies, both domestically and internationally, clinical pipeline advancements in key products and the advancement of multiple clinical compounds.

Financial measures that are not defined by generally accepted accounting principles (GAAP) provide investors and management with supplemental measures of operating performance and trends that facilitate comparisons between periods before, during and after certain items that would not otherwise be apparent on a GAAP basis. We exclude certain items that management does not believe affect our basic operations and do not meet the GAAP definition of unusual or non-recurring items. Non-GAAP total revenue, non-GAAP net income and non-GAAP diluted earnings per share are not, and should not be viewed as, a substitute for similar GAAP items. The following is a discussion of the differences between each non-GAAP financial measure included in this proxy statement with the most comparable financial measure calculated and presented in accordance with GAAP:

- *Non-GAAP total revenue of $3.601 billion vs. GAAP total revenue of $3.626 billion in fiscal 2010.* The difference between the two figures is attributable to sales related to non-core products which are to be divested. These non-core products arose from our acquisitions of Abraxis BioScience, Inc., or Abraxis, in fiscal 2010 and Pharmion Corporation, or Pharmion, in fiscal 2008. Such sales are excluded from the non-GAAP figure, but included in the GAAP figure.

- *Non-GAAP net income of $1.310 billion vs. GAAP net income of $880.2 million in fiscal 2010.* The difference between the two figures is primarily attributable to (i) the effects of charges for share-based employee compensation expense, (ii) research charges related to certain collaborative arrangements, (iii) amortization of intangibles and other charges resulting from the acquisitions of Abraxis and Pharmion, and (iv) adjustments to the income tax provision for the tax effect of these items. Each of items (i) through (iv) are excluded from the non-GAAP figure, but included in the GAAP figure.

- *Non-GAAP diluted earnings per share of $2.79 vs. GAAP diluted earnings per share of $1.88 in fiscal 2010.* The difference between the two figures is primarily attributable to the effect of net income items (i) through (iv) listed above. Each of such items (i) through (iv) are excluded from the non-GAAP figure but included in the GAAP figure.

For a reconciliation of the non-GAAP financial measures to the most comparable financial measure calculated and presented in accordance with GAAP for fiscal 2010, see Appendix A.

Under the MIP, the Compensation Committee may adjust, modify or amend the performance measures and targets in the plan to reflect certain events that affect such performance measures and targets, including: (i) restructurings, discontinued operations, extraordinary items or events, corporate transactions (including dispositions or acquisitions) and other unusual or non-recurring items and (ii) changes in tax law or accounting standards required by generally accepted accounting principles.

At its February 2010 meeting, the Compensation Committee determined that the non-GAAP diluted EPS, non-GAAP total revenue and certain non-financial measures were appropriate measures for use in the fiscal 2010 MIP as each financial measurement provides management with an incentive to increase non-GAAP revenue and non-GAAP net income, while meeting the non-GAAP diluted EPS objective. This balanced with our long-term objective of maintaining a significant research and development reinvestment rate fuels our long-term growth. The Compensation Committee approved these targets for the fiscal 2010 MIP at its February 2010 meeting.

In setting these objectives, we considered our fiscal 2009 performance and established the fiscal 2010 targets considering our long-term strategic plan and our commitment to deliver strong financial results to our stockholders.

As noted above, 100% of Mr. Brouwer's MIP for fiscal 2010 was based on the achievement of personal goals. Mr. Brouwer's individual goals for fiscal 2010 were related to the initiation and/or completion of key transition activities that were critical to minimizing disruption during Mr. Brouwer's transition into retirement. The following were the key components of his fiscal 2010 performance goals: assist in moving the Company to a functionally aligned global organization in key areas, transition key accountability for management of Europe and Asia-Pacific regions to Region Heads, and act as a key advisor for our Chief Executive Officer on matters such as clinical development, strategies for key therapeutic areas and Celgene Global Health.

As noted above, 20% of Dr. Burton's MIP for fiscal 2010 was based on the achievement of personal goals. The key components of Dr. Burton's individual goals for fiscal 2010 were as follows: advance strategies and/or key regulatory filings in marketed products in new markets and/or new indications; develop and advance global regulatory strategy for key late stage products; and establish strategy for early stage products in key new indications and/or therapeutic areas.

In determining the MIP bonuses, each of the Named Executive Officer's actual target modifier was calculated by adding the Named Executive Officer's corporate target and the individual target (if applicable) as follows:

Named Executive Officer	Corporate Weighting X Corporate Score	Individual Weighting X Individual Score	Actual Target Modifier
Sol J. Barer, Ph.D.	100% x 142.75	—	142.75%
Robert J. Hugin	100% x 142.75	—	142.75%
Jacqualyn A. Fouse(1)	100% x 142.75	—	142.75%
Aart Brouwer	—	100% x 100	100.00%
Graham Burton, MBBS, FRCP	80% x 142.75	20% x 142.75	142.75%

(1) For fiscal 2010, Ms. Fouse's MIP was calculated as the sum of: (i) a target bonus of 65% of the actual base salary she earned from September 27, 2010 through December 31, 2010, weighted at 142.75% based on the Company's achievement of the performance goals under the MIP for full fiscal 2010, plus (ii) 65% of $700,000 minus the actual base salary she earned from September 27, 2010 through December 31, 2010.

Fiscal 2011 MIP

We have disclosed the annual short-term incentive bonus for the fiscal 2011 MIP as a percentage of annual base compensation for each Named Executive Officer. Additionally, below are the financial and several selected non-financial targets for the fiscal 2011 annual MIP:

56% Financial Objectives[1]

- 28% on non-GAAP total revenue — Range of $4.4 billion to $4.5 billion; and
- 28% on non-GAAP diluted EPS — Range of $3.30 to $3.35 per share.

44% Non-Financial Objectives (Selected Strategic Corporate Objectives)[1]

- Advancement of marketed products REVLIMID® in multiple myeloma and MDS, VIDAZA® in MDS and ISTODAX® in CTCL;
- Advancement of priority pivotal programs;
- Clinical advancement of early stage product candidates;

[1] Matters discussed in this proxy statement, including financial targets, may constitute forward-looking statements that are subject to certain risks and uncertainties that could cause actual results to differ materially from any future results, performance or achievements expressed or implied by such statements. No forward-looking statement can be guaranteed. Risks and uncertainties include risks associated with current or pending research and development activities, actions by the U.S. Food and Drug Administration and other regulatory authorities, and those other factors detailed in our filings with the SEC.

- Implementation of integrated strategy for product acceleration and development; and
- Talent development.

We have not disclosed all of the non-financial performance targets for the fiscal 2011 MIP performance period because we believe that disclosing certain performance targets for the plan will result in competitive harm to us. Such information represents confidential business information that could place us at a competitive disadvantage because it provides insight into our strategic long-term and financial goals including, the development of our proprietary pipeline and research strategies, our clinical development plans, our regulatory strategies and our international expansion plans. The Compensation Committee approves each plan year's cycle metric under the MIP to ensure an accelerated and ongoing degree of difficulty commensurate with our short- and long-term business plan. We believe that the targets under the MIP, while challenging, are achievable.

Long-Term Incentive Plan

The LTIP is designed to provide our Named Executive Officers and other key employees with long-term performance-based incentive opportunities contingent upon achievement of pre-established corporate performance objectives. Another goal of the LTIP is to create focus on key long-term objectives while creating a retention vehicle to promote management continuity in key functional areas. To qualify for an award under the LTIP, our Named Executive Officers must work each year of a three-year period which we refer to as a "performance cycle." If a Named Executive Officer's employment is terminated during the performance period due to the Named Executive Officer's death, permanent disability or retirement (subject to the approval by the Compensation Committee), then the Named Executive Officer is entitled to receive a pro rata LTIP amount upon termination solely based on actual LTIP performance of each performance cycle. In addition, if we have a change in control, participants are entitled to an immediate payment equal to their target award or, if higher, an award based on actual performance through the date of the change in control for each performance cycle.

At the end of a three-year performance cycle, the Compensation Committee evaluates performance against the established plan targets during the last year of the three-year performance cycle against the plan targets. To the extent established targets under the LTIP are not achieved, no LTIP payment will be awarded for such performance cycle. Awards for the 2008 — 2010 performance cycle were paid in cash to each of our Named Executive Officers that participated in that LTIP in the first quarter of fiscal 2011 based on our achievement of 160.50%, as a result of our significant achievements over the performance cycle. We anticipate at this time that awards for the 2009 — 2011 and 2010 — 2012 performance cycles, to the extent the established targets under the LTIP plan are achieved, will also be paid in cash. We also anticipate at this time that any payments made to Mr. Hugin and Ms. Fouse under the LTIP for the 2011 — 2013 performance cycle, to the extent the established targets under the LTIP plan are achieved, will be made in shares of our Common Stock rather than cash and will have a mandatory three-year hold after the completion of the Plan Cycle. These changes were made to align compensation with long-term company performance and to align executive equity holdings with long-term performance of Celgene stock. Details relating to the calculations and methodology for all active LTIP plans are discussed below. The Compensation Committee reserves the right at the time of payment to pay awards under the, 2009 — 2011 performance cycle, 2010 — 2012 performance cycle and 2011 — 2013 performance cycle in the form of cash, shares or restricted stock units.

LTIP Performance Measures

We currently have three separate three-year performance cycles running concurrently ending December 31, 2011, 2012 and 2013, for the performance periods 2009 — 2011, 2010 — 2012 and 2011 — 2013, respectively. Performance measures for each of these cycles are based on performance delivered against the following plan components achieved over the last year of the three-year cycle and culminating in the achievement of the final plan year forecasted target of: 25% on non-GAAP EPS, 25% on non-GAAP net income and 50% on non-GAAP revenue. For purposes of the 2008 — 2010 performance period, non-GAAP EPS, non-GAAP net income and non-GAAP revenue have similar meanings as defined above.

We have disclosed the LTIP compensation targets for the 2008 — 2010, 2009 — 2011, 2010 — 2012 and 2011 — 2013 performance cycles below, and we have disclosed the results achieved for the 2008 through 2010 performance cycle below and in other public filings. We have not disclosed the specific performance targets under the LTIP because we believe that disclosing performance targets will result in competitive harm to us. Such information represents confidential business information that could place us at a competitive disadvantage because it provides insight into our long-term performance and financial goals. The LTIP is unique among our peers and provides a competitive retention vehicle with a focus on delivery of long-term corporate performance. As a result, we believe that disclosing the targets will give our competitors insight into the plan and thus an unfair advantage in potentially enticing and recruiting our leadership talent. The Compensation Committee approves each plan year's cycle metric under the LTIP to ensure an accelerated and ongoing degree of difficulty commensurate with our long-term business plan. We believe that the targets under the LTIP while challenging, are achievable.

For each of the above-described performance cycles, awards are expressed in the range of 0% to 200% of the Named Executive Officer's individual annual base salary, and bonus targets within the range are adopted by the Compensation Committee.

Due to his separation from the Company, Mr. Gryska is not eligible to receive a payment for the 2008 — 2010 performance cycle nor is he entitled to receive any payments under any other LTIP in which he participated prior to his separation.

2008 — 2010 Performance Period

The potential payouts, expressed as the Named Executive Officer's base salary multiplied by the applicable percentage (threshold, target or maximum), under the LTIP for the 2008 — 2010 performance period were as follows:

Name	Threshold(1)	Target(2)	Maximum(3)
Sol J. Barer, Ph.D.	$437,500	$875,000	$1,750,000
Robert J. Hugin	$350,000	$700,000	$1,400,000
Aart Brouwer	$137,624	$275,248	$ 550,496
Graham Burton, MBBS, FRCP	$108,212	$216,423	$ 432,846

(1) The threshold payout was 50% of base salary for Dr. Barer and Mr. Hugin and 25% of base salary for Mr. Brouwer and Dr. Burton.

(2) The target payout was 100% of base salary for Dr. Barer and Mr. Hugin and 50% of base salary for Mr. Brouwer and Dr. Burton.

(3) The maximum payout was 200% of base salary for Dr. Barer and Mr. Hugin and 100% of base salary for Mr. Brouwer and Dr. Burton.

2009 — 2011 Performance Period

The potential payouts, expressed as the Named Executive Officer's base salary multiplied by the applicable percentage (threshold, target or maximum), under the LTIP for the 2009 — 2011 performance period are as follows:

Name(1)	Threshold(2)	Target(3)	Maximum(4)
Sol J. Barer, Ph.D.	$485,500	$1,213,750	$1,942,000
Robert J. Hugin	$375,000	$ 750,000	$1,500,000
Graham Burton, MBBS, FRCP	$112,500	$ 225,000	$ 450,000

(1) Due to Dr. Barer's transition from Chief Executive Officer to Executive Chairman, his LTIP award will be prorated based on the number of days Dr. Barer was employed during the performance cycle and actual achievement of the performance targets. Due to his retirement at the end of fiscal 2010 and his reduced responsibilities, Mr. Brouwer is not eligible for the 2009 — 2011 LTIP cycle.

(2) The threshold payout is 50% of base salary for Dr. Barer and Mr. Hugin and 25% of base salary for Dr. Burton.

(3) The target payout is 125% of base salary for Dr. Barer, 100% of base salary for Mr. Hugin and 50% of base salary for Dr. Burton.

(4) The maximum payout is 200% of base salary for Dr. Barer and Mr. Hugin and 100% of base salary for Dr. Burton.

2010 — 2012 Performance Period

The potential payouts, expressed as the Named Executive Officer's base salary multiplied by the applicable percentage (threshold, target or maximum), under the LTIP for the 2010 — 2012 performance period are as follows:

Name(1)	Threshold(2)	Target(3)	Maximum(4)
Sol J. Barer, Ph.D.	$550,500	$1,376,250	$2,202,000
Robert J. Hugin	$390,000	$ 780,000	$1,560,000
Graham Burton, MBBS, FRCP	$118,750	$ 237,500	$ 475,000

(1) Due to Dr. Barer's transition from Chief Executive Officer to Executive Chairman, his LTIP award will be prorated based on the number of days Dr. Barer was employed during the performance cycle and actual achievement of the performance targets. Due to his retirement at the end of fiscal 2010, Mr. Brouwer is not eligible for the 2010 — 2012 LTIP cycle.

(2) The threshold payout is 50% of base salary for Dr. Barer and Mr. Hugin and 25% of base salary for Dr. Burton.

(3) The target payout is 125% of base salary for Dr. Barer, 100% of base salary for Mr. Hugin and 50% of base salary for Dr. Burton.

(4) The maximum payout is 200% of base salary for Dr. Barer and Mr. Hugin and 100% of base salary for Dr. Burton.

2011 — 2013 Performance Period

The potential payouts, expressed as the Named Executive Officer's base salary multiplied by the applicable percentage (threshold, target or maximum), under the LTIP for the 2011 — 2013 performance period are as follows:

Name	Threshold(1)	Target(2)	Maximum(3)
Robert J. Hugin	8,238	20,594	32,950
Jacqualyn A. Fouse	5,914	11,828	23,657
Graham Burton, MBBS, FRCP	$123,750	$247,500	$495,000

(1) The threshold payout is 50% of base salary for Mr. Hugin and Ms. Fouse, as converted into shares of our Common Stock using the 30-day average closing price of our Common Stock immediately prior to the commencement of the measurement period which began on January 1, 2011, and 25% of base salary for Dr. Burton.

(2) The target payout is 125% of base salary for Mr. Hugin, 100% for Ms. Fouse, as converted into shares of our Common Stock using the 30-day average closing price of our Common Stock immediately prior to the commencement of the measurement period which began on January 1, 2011, and 50% of base salary for Dr. Burton.

(3) The maximum payout is 200% of base salary for Mr. Hugin and Ms. Fouse, as converted into shares of our Common Stock using the 30-day average closing price of our Common Stock immediately prior to the commencement of the measurement period which began on January 1, 2011, and 100% of base salary for Dr. Burton.

2008 — 2010 LTIP Performance Measures and Results

On December 18, 2007, the Compensation Committee determined that the non-GAAP diluted EPS, non-GAAP net income and non-GAAP total revenue were appropriate measures for the LTIP three-year cycle which ended on December 31, 2010, as each financial measurement provides management with an incentive to increase non-GAAP revenues and non-GAAP net income while meeting the non-GAAP EPS objective. See "Cash Bonus/Performance-Based Incentive Compensation — Fiscal 2010 MIP" for more information regarding non-GAAP financial measures.


2011 Proxy Material

Accordingly, the Compensation Committee approved the performance measures of the 2008-2010 LTIP, consisting of three financial performance objectives: (1) a pre-established non-GAAP diluted EPS target, (2) a pre-established non-GAAP net income target and (3) a pre-established non-GAAP revenue target. At the time the Compensation Committee established the 2008 — 2010 LTIP performance measures and targets, these targets represented a significant increase over our 2007 results. These targets were designed to be aligned with our long-term strategic plan and our ongoing commitment to deliver superior financial results to our stockholders.

Performance results for 2008 — 2010 LTIP were as follows:

- Weighting of 25% on non-GAAP diluted EPS (achieved 108% of targeted weighting);
- Weighting of 25% on non-GAAP net income (achieved 134% of targeted weighting); and
- Weighting of 50% on non-GAAP total revenue (achieved 200% of targeted weighting).

Fiscal 2010 MIP and 2008 — 2010 LTIP Payments

The goals of the MIP are both financial and strategic; the goals of the LTIP are financial. Both the MIP and LTIP are designed to promote short- and long-term achievement of key corporate objectives and milestones that focus on stockholder return and link a significant portion of compensation to variable and equity-based awards. Achievement of these goals is substantially uncertain at the time such goals are established.

The following payouts of the aggregate incentive awards for the fiscal 2010 MIP and the 2008 — 2010 LTIP performance cycle were approved by the Compensation Committee on February 15, 2011:

Name	MIP Payments (Overall 142.75% Achievement)	LTIP Payments (160.5% Achievement)	Total Payments(1)
Sol J. Barer, Ph.D.	$1,930,551	$1,404,375	$3,334,926
Robert J. Hugin	$1,523,499	$1,123,500	$2,646,999
Jacqualyn A. Fouse	$ 506,621	N/A	$ 506,621
Aart Brouwer(2)	$ 192,000	$ 409,224	$ 601,224
Graham Burton, MBBS, FRCP	$ 386,020	$ 347,359	$ 733,379

(1) The MIP and LTIP payment amounts listed are included in the Summary Compensation Table, column (g), which is included elsewhere in this proxy statement.

(2) The amount reflects the value of the payment to Mr. Brouwer in Swiss francs as converted to the U.S. dollar using the 2010 average exchange ratio of approximately 1.04 Swiss francs per U.S. dollar.

Equity Grants under our 2008 Stock Incentive Plan

General

A portion of our Named Executive Officers' and other employees' compensation relates to the granting of equity awards, and such grants are based on the successful attainment of corporate and individual goals. Our 2008 Stock Incentive Plan is an important component of our total compensation strategy. It promotes focus on short- and long-term financial and strategic goals, enabling us to attract and retain the talented employees necessary to achieve long-term success.

In determining awards to our Named Executive Officers, the Compensation Committee reviews both the value of equity compensation and the average percentage of equity awards granted to comparable executive officers at the peer group level, and also factors in total corporate performance. The Compensation Committee's policy on equity awards is designed to align the interests of our Named Executive Officers with those of our stockholders to achieve exceptional corporate performance over time. The stock option/RSU pool is approved each year by the Compensation Committee.

Radford recommended, and the Compensation Committee approved, the following annual equity grants to the Named Executive Officers for fiscal 2010:

Name	Stock Options	RSUs
Sol J. Barer, Ph.D.	178,000	29,700
Robert J. Hugin	100,000	16,700
David W. Gryska	46,700	7,800
Graham Burton, MBBS, FRCP	46,700	7,800

In connection with the commencement of her employment, Radford recommended, and the Compensation Committee approved, one-time grants to Ms. Fouse of a stock option to purchase 125,000 shares of Common Stock, vesting 25% each year over four years on each anniversary of the grant date, and 16,500 RSUs that are subject to a three-year, service-based cliff vesting schedule. A portion of such equity grants were made to compensate Ms. Fouse for certain equity awards that she forfeited from her prior employer. In addition, commencing in October 2010, Ms. Fouse is entitled to receive an annual equity award of stock options to purchase 11,250 shares of Common Stock and, commencing in April 2011, annual grants of 7,800 RSUs.

No equity awards were granted to Mr. Brouwer in fiscal 2010 due to his transition to Chairman International and his anticipated retirement at the end of fiscal 2010.

In December 2010, Radford recommended based on its review of Mr. Hugin's compensation compared to the Current Peer Group, and the Compensation Committee approved, an increase in Mr. Hugin's annual equity grant to 180,000 stock options and 30,000 RSUs.

Stock Options

Awards of options to purchase shares of our Common Stock currently are granted pursuant to our 2008 Stock Incentive Plan on a quarterly basis to our Named Executive Officers and certain other employees. Such grants vest over a four-year period in equal installments, subject to the Named Executive Officer's continued service with us or our subsidiaries and his or her performance through each applicable vesting date, thereby encouraging retention. Stock options are subject to accelerated vesting in certain limited circumstances. In addition, the 2008 Stock Incentive Plan allows for the immediate exercise of stock options whereby shares of Common Stock acquired on exercise of the stock option are subject to the same vesting schedule as the stock option. As expressly provided in our 2008 Stock Incentive Plan, we are prohibited from any repricing of stock options unless we seek to obtain stockholder approval of any such repricing, which we do not currently anticipate seeking.

Restricted Stock Units (RSUs)

Awards of restricted stock units, or RSUs, are granted under our 2008 Stock Incentive Plan annually to our Named Executive Officers and are subject to a three-year, service-based cliff vesting schedule in order to provide an effective incentive award with a strong retention component. RSUs are subject to accelerated vesting in certain limited circumstances. Unlike other participants granted awards under our 2008 Stock Incentive Plan, the Named Executive Officers are not given the choice of whether to elect stock options or RSUs; rather, the mix is mandatory. To derive the number of RSUs granted, the target number of stock options is divided between stock options and RSUs on a two-thirds to one-third basis using a three-to-one ratio of stock options to RSUs in calculating the number of RSUs. The use of RSUs as part of the annual equity incentive program for Named Executive Officers provides a competitive profile within our peer group. Supplementing our stock option grants with RSUs enables us to use fewer shares while continuing to provide a long-term incentive award that served as an effective retention tool. Because some of our stock option awards currently are underwater, the retentive value, as well as the incentive value, of the RSU awards are significant.

Reload Options

Stock options granted to our Named Executive Officers and other executives at the vice president level and above between September 19, 2000 and October 1, 2004 contained a reload feature. The reload feature generally provided that if the optionee exercised a stock option at least six months prior to its expiration, the optionee would


2011 Proxy Material

be granted a new stock option. The number of shares of Common Stock underlying the additional stock option would equal the number of shares of Common Stock exchanged by the optionee to exercise the original stock option or to pay withholding taxes thereon. The reload feature was removed from our 2008 Stock Incentive Plan and stock options granted after October 1, 2004 do not contain any reload feature. In connection with the exercise of a previously granted reload option, Dr. Burton received an option to purchase 148 shares of Common Stock on November 2, 2010. The grant date fair value of the additional option is reflected in the Summary Compensation Table and the Grants of Plan Based Awards Table.

Accelerated Vesting of Mr. Brouwer's RSUs

In connection with, and effective upon, his retirement on December 31, 2010, in consideration for his years of service to the Company, the Compensation Committee approved the accelerated vesting of 2,778 RSUs previously granted to Mr. Brouwer.

Aggregate Equity Use

We believe that employee stock ownership focuses employees on long-term performance and aligns such employees' financial interests with those of our stockholders. We are also mindful of the possible dilutive effect of such equity issuances. Our three-year average burn rate increased from 2.0% in 2009 to 2.3% in 2010 based on ISS methodology. This burn rate[1] is below the Institutional Shareholder Services, Inc.'s (ISS) 2011 limit of 7.16%. In addition, our last-fiscal and three-year average gross burn rate is closely aligned with the 75th percentile of the Current Peer Group. Our issued stock overhang (*i.e.,* total stock options and unvested RSUs outstanding divided by total shares of Common Stock issued and outstanding) is at the 75th percentile of the Current Peer Group and our total stock overhang (*i.e.,* total stock options and unvested RSUs outstanding plus shares available for future grant divided by total shares of Common Stock issued and outstanding) trail the 50th percentile of the Current Peer Group.

The burn rate reflects the gross annual rate at which available shares have been allocated for employee stock option awards. This rate is calculated by dividing the total number of shares subject to stock option grants by the total number of shares outstanding.

Matching Contributions

Our 401(k) Plan is a tax-qualified retirement savings plan available to all of our eligible employees, including certain Named Executive Officers. Under the 401(k) Plan, we make discretionary matching contributions to participants (including certain Named Executive Officers) in the form of shares of our Common Stock to such participant's plan account of up to 6% of their eligible earnings or the maximum permitted by law.

Mr. Brouwer, as a resident of Switzerland, does not participate in our 401(k) Plan. For fiscal 2010, we were required to make a matching payment of $76,044 (which reflects the value of the payment in Swiss francs as converted to the U.S. dollar using the 2010 average exchange ratio of approximately 1.04 Swiss francs per U.S. dollar) into a pension plan on Mr. Brouwer's behalf pursuant to the mandatory requirements of Swiss Law.

The table below set forth the matching contributions we made under the 401(k) Plan for fiscal 2010 to eligible Named Executive Officers:

Name	Matching Contributions under the 401(k) Plan(1)
Sol J. Barer, Ph.D.	255.59 shares of Common Stock (fair value of $15,116)
Robert J. Hugin	255.59 shares of Common Stock (fair value of $15,116)
Jacqualyn A. Fouse	N/A
David W. Gryska	N/A
Aart Brouwer	N/A
Graham Burton, MBBS, FRCP	255.59 shares of Common Stock (fair value of $15,116)

(1) The matching 401(k) Plan amounts are included in the Summary Compensation Table, column (i), which is included elsewhere in this proxy statement.

Employer Contributions to the Nonqualified Deferred Compensation Plan

The Nonqualified Plan is an unfunded nonqualified deferred compensation plan to which certain U.S. management level employees and certain Named Executive Officers may elect to defer up to 90% of their base salary and up to 100% of their MIP and LTIP. For fiscal 2010, we made semi-monthly cash matching contributions to the Nonqualified Plan on behalf of Dr. Barer and Mr. Hugin as a percent of gross base salary earnings, at a rate of 20% and 15%, respectively. Ms. Fouse, Messrs. Gryska and Brouwer, and Dr. Burton were not eligible to receive matching contributions under the Nonqualified Plan. For further discussion of the Nonqualified Plan, see "Additional Information Regarding Executive Compensation — Nonqualified Deferred Compensation Table" elsewhere in this proxy statement.

In addition, in connection with the commencement of her employment, in fiscal 2010 we made a one-time, $1 million contribution to the Nonqualified Plan on behalf of Ms. Fouse with a three-year ratable vesting schedule.

The following Named Executive Officers participated in our Nonqualified Plan and received cash contributions from us for fiscal 2010 under the Nonqualified Plan as follows:

Name	Company Contributions under the Nonqualified Plan(3)
Sol J. Barer, Ph.D.(1)	$ 224,750
Robert J. Hugin(1)	$ 130,969
Jacqualyn A. Fouse(2)	$1,000,000

(1) Reflects a matching cash contribution that is included in the Summary Compensation Table, column (i), which is included elsewhere in this proxy statement.

(2) Reflects a one-time Company contribution with a three-year ratable vesting schedule for compensation and benefit loss at her prior employer.

(3) Ms. Fouse, Messrs. Gryska and Brouwer, and Dr. Burton, are not eligible to receive matching contributions under the Nonqualified Plan.

Perquisites and Other Benefits

Each of the Named Executive Officers receives medical, dental, disability and life insurance coverage on the same terms as other employees. Our executive compensation program also includes limited perquisites and other benefits. Dr. Barer, Mr. Hugin, Ms. Fouse, Mr. Brouwer and Dr. Burton, and Mr. Gryska prior to his resignation, were eligible for reimbursement of reasonable expenses incurred in obtaining professional tax and financial counseling up to a maximum of $15,000 annually with respect to Dr. Barer and Mr. Hugin, Ms. Fouse and Mr. Gryska, and 17,000 Swiss francs (or $16,320 based on the 2010 average exchange rate of approximately 1.04 Swiss francs per U.S. dollar) with respect to Mr. Brouwer. We believe such reimbursements allow them to focus on managing our business and assist them in optimizing the value received from the various compensation and benefit programs offered. In fiscal 2010, professional tax and financial counseling reimbursements of $15,000 were made to Dr. Barer, $12,580 to Mr. Gryska, $3,000 to Dr. Burton and 10,868 Swiss francs to Mr. Brouwer ($10,433 based on the 2010 average exchange rate of approximately 1.04 Swiss francs per U.S. dollar). In addition, we provide an excess liability insurance policy. The premiums for such policies are taxable income for Dr. Barer, Mr. Hugin and Dr. Burton. These premium payments are taxable to each of Dr. Barer, Mr. Hugin and Dr. Burton. For fiscal 2010, we made premium payments as follows: $1,866 for each of Dr. Barer and Mr. Hugin and $891 for Dr. Burton. Mr. Hugin also received Company contributions to a health savings account in fiscal 2010 equal to $5,550. Attributed costs of the perquisites and other personal benefits described above for our Named Executive Officers for fiscal 2008, fiscal 2009 and fiscal 2010 are included in column (i) of the Summary Compensation Table.

We have entered into certain employment agreements with our Named Executive Officers as discussed elsewhere in this proxy statement which provide for, in part, termination benefits and, in certain cases, change of control benefits that are designed to promote stability and continuity of senior management. Information regarding applicable payments under such agreements for the Named Executive Officers is provided under the heading "Additional Information Regarding Executive Compensation — Agreements with Our Named Executive Officers"


2011 Proxy Material

and "Additional Information Regarding Executive Compensation — Potential Payments Upon Termination or Change in Control" elsewhere in this proxy statement.

On August 23, 2010, we entered into a Separation Agreement with Mr. Gryska providing for the terms of his separation from the Company, as discussed elsewhere in this proxy statement.

Accounting and Tax Considerations

FASB ASC 718

We have adopted Financial Accounting Standards Board Accounting Standards Codification Topic 718 "Compensation — Stock Compensation" ("FASB ASC 718") (formerly known as FAS 123R) using the modified prospective application method on January 1, 2006. Our estimate of future stock-based compensation expense is affected by our stock price, the number of stock-based awards our Board of Directors may grant in fiscal 2010 and subsequent years, as well as a number of complex and subjective valuation assumptions and the related tax impact. These valuation assumptions include, but are not limited to, the volatility of our stock price and employee stock option exercise behaviors.

Policy with respect to Compensation Deductibility

Our policy with respect to the deductibility limit of Section 162(m) of the Code generally is to preserve the federal income tax deductibility of compensation paid when it is appropriate and is in our best interest. We reserve the right to authorize the payment of non-deductible compensation if we deem that it is appropriate to do so under the circumstances.

COMPENSATION COMMITTEE REPORT TO STOCKHOLDERS

The Compensation Committee of our Board of Directors has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management and, based on such review and discussions, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this proxy statement.

Respectfully submitted,

THE COMPENSATION COMMITTEE

Rodman L. Drake, Chairman
Michael D. Casey
James J. Loughlin

ADDITIONAL INFORMATION REGARDING EXECUTIVE COMPENSATION

Executive Officers

Our executive officers and their ages and positions:

Name	Age(1)	Position
Robert J. Hugin	56	Chief Executive Officer, President and Director
Jacqualyn A. Fouse	50	Senior Vice President and Chief Financial Officer
Graham Burton, MBBS, FRCP	60	Senior Vice President, Global Regulatory Affairs, Pharmacovigilance and Corporate Quality Assurance and Compliance

(1) As of June 15, 2011

Robert J. Hugin is our Chief Executive Officer, President and Director. See "Proposal One: Election of Directors — Nominees" for a discussion of Mr. Hugin's business experience.

Jacqualyn A. Fouse joined us as Senior Vice President and Chief Financial Officer effective September 27, 2010. Ms. Fouse most recently served as Chief Financial Officer of Bunge Limited, a leading global agribusiness and food company ("Bunge"), since July 2007. Prior to joining Bunge, Ms. Fouse served as Senior Vice President, Chief Financial Officer and Corporate Strategy at Alcon Laboratories, Inc. since 2006, and as its Senior Vice President and Chief Financial Officer since 2002. Ms. Fouse served as Chief Financial Officer from 2001 to 2002 at SAirGroup. Previously, Ms. Fouse held a variety of senior finance positions at Alcon and its then majority owner Nestlé S.A. Ms. Fouse worked at Nestlé from 1993 to 2001, including serving as Group Treasurer of Nestlé from 1999 to 2001. Ms. Fouse worked at Alcon from 1986 to 1993 and held several positions, including Manager Corporate Investments and Domestic Finance. Earlier in her career, she worked at Celanese Chemical and LTV Aerospace and Defense. Ms. Fouse earned a B.A. and an M.A. in Economics from the University of Texas at Arlington. Ms. Fouse also serves as a member of the board of directors of Dick's Sporting Goods.

Dr. Graham Burton has served as our Senior Vice President, Global Regulatory Affairs, Pharmacovigilance and Corporate Quality Assurance and Compliance from July 2003. Since then, his responsibilities have increased to the extent where he has become one of our executive officers, even though his title remains the same. Previously, Dr. Burton had been Senior Vice President Global Regulatory Affairs and Quality Assurance at Johnson & Johnson Pharmaceutical Research & Development, LLC from 1997 to 2003. Dr. Burton received his medical degree in 1975 from St. George's Hospital Medical School, London and became a Fellow of the Royal College of Physicians in 1997. He was a practicing physician specializing in internal medicine and cardio-pulmonary disorders from 1975 to 1984 followed by four years as a Senior Medical Officer with the Medicines Control Agency of the UK's Department of Health. He was the Medical Director for Upjohn UK from 1988 to 1995 and then for two years was Vice President Global Regulatory Affairs in the United States with Pharmacia & Upjohn.

SUMMARY COMPENSATION TABLE

The following table sets forth information regarding compensation earned by our Named Executive Officers for the fiscal years ended December 31, 2010, 2009 and 2008.

Name and Principal Position	Year	Salary	Bonus(1)	Stock Awards(2)	Option Awards(2)	Non- Equity Incentive Plan Compensation(3)	Change in Pension Value and Nonqualified Deferred Compensation Earnings(4)	All Other Compensation(5)	Total
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
Sol J. Barer, Ph.D.	2010	$1,127,000	—	$1,825,956	$3,314,413	$3,334,926	—	$ 256,732	$9,859,027
Chief Executive	2009	$1,057,667	—	$1,148,610	$3,569,227	$2,685,397	—	$ 243,205	$8,704,106
Officer and Chairman of the Board(6)	2008	$ 939,000	—	—	$4,874,831	$2,166,995	—	$ 216,551	$8,197,377
Robert J. Hugin	2010	$ 889,375	—	$1,386,686	$2,332,222	$2,646,999	—	$ 153,501	$7,408,783
President, Chief	2009	$ 770,000	—	$ 650,180	$2,128,713	$1,682,455	—	$ 135,673	$5,367,021
Operating Officer and Director(7)	2008	$ 733,333	—	—	$3,035,862	$1,571,730	—	$ 126,976	$5,467,901
Jacqualyn A. Fouse Senior Vice President and Chief Financial Officer(8)	2010	$ 185,769	—	$ 958,650	$2,414,357	$ 506,621	—	$1,000,000	$5,065,397
David W. Gryska	2010	$ 455,000	—	$ 479,544	$ 648,884	—	—	$ 580,010	$2,163,438
Former Senior Vice	2009	$ 526,167	—	$ 281,730	$ 970,298	$ 730,150	—	$ 26,641	$2,534,986
President and Chief Financial Officer(9)	2008	$ 489,435	—	—	$1,517,931	$ 350,925	—	$ 21,003	$2,379,294
Graham Burton, MBBS, FRCP	2010	$ 491,667	—	$ 479,544	$ 808,774	$ 733,379	—	$ 19,007	$2,532,370
Sr. Vice President	2009	$ 470,833	—	$ 216,740	$ 918,674	$ 644,245	—	$ 17,686	$2,268,178
GRA&P	2008	$ 447,141	—	—	$2,659,997	$ 580,601	—	$ 13,626	$3,701,365
Aart Brouwer	2010	$ 480,000	—	—	—	$ 601,224	—	$ 86,477	$1,167,701
Chairman Int'l	2009	$ 462,963	—	$ 108,370	$ 491,768	$ 678,753	—	$ 67,001	$1,808,855
and Senior Advisor to Celgene Chairman and Chief Executive Officer(10)	2008	$ 579,078	—	—	$ 790,730	$ 744,862	—	$ 51,686	$2,166,356

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(1) No bonuses are reportable under column (d) but rather are included as non-equity incentive plan compensation under column (g). The amounts in column (g) represent the aggregate cash awards paid in fiscal 2010, fiscal 2009 and fiscal 2008 to the Named Executive Officers as Non-Equity Incentive Plan Compensation under the MIP and the LTIP, which are discussed in further detail under the heading "2010 Executive Compensation Components — Cash Bonus/Performance-Based Incentive Compensation."

(2) The value of RSU awards in column (e) and stock options in column (f) equals the fair value at date of grant, disregarding for this purpose the estimate of forfeitures related to service-based vesting conditions. The value is calculated in accordance with FASB ASC 718. Amounts reflected in columns (e) and (f) of the Summary Compensation Table include awards with time-based vesting. Of the amount reported in column (f) with respect to Dr. Burton, $1,903 represents the grant date fair value, calculated in accordance with FASB ASC 718, of an additional option purchase of 148 shares of Common Stock which was granted to Dr. Burton on November 2, 2010 in connection with his exercise of a previously granted reload option. The assumption used in determining the grant date fair values of these RSU and option awards for their respective years are set forth in note 15 to our consolidated financial statements included in our Annual Report on Form 10-K for fiscal 2010 filed with the SEC.

(3) The amounts in column (g) reflect the aggregate cash awards to the Named Executive Officers under the fiscal 2010, fiscal 2009 and fiscal 2008 MIP and the 2008 — 2010, 2007 — 2009 and 2006 — 2008 performance periods under the LTIP. The payouts of the cash compensation awards under the fiscal 2010 MIP and the 2008 — 2010 performance period under the LTIP were approved by the Compensation Committee on February 15, 2011 and paid shortly thereafter. The MIP and the LTIP are discussed in further detail under the heading "2010 Executive Compensation Components — Cash Bonus/Performance-Based Incentive

Compensation" and which, for purposes of this Summary Compensation Table, have been characterized as "Non-Equity Incentive Plan Compensation" under this column (g) rather than "Bonus" under column (d).

(4) We do not have a pension plan for our Named Executive Officers. Under our Nonqualified Plan, there are no above-market or preferential earnings. Notwithstanding the foregoing, we make matching contributions for Mr. Brouwer under a pension plan maintained pursuant to the mandatory requirements of Swiss law

(5) The amounts in column (i) reflect the following:

Name	Year	Value of Employer Contributions to the Nonqualified Plan*	Value of Matching Contributions To the 401(k) Plan in Shares of Common Stock**	Value of Matching Contributions To a Pension Plan Pursuant to Swiss Federal Law	Professional Tax and Financial Counseling	Excess Liability Insurance Premiums	Contributions to Health Savings Account	Termination Benefits***	Total
Sol J. Barer, Ph.D.	2010	$ 224,750	$15,116	—	$15,000	$1,866	—	—	$ 256,732
	2009	$ 209,367	$16,543	—	$14,890	$2,405	—	—	$ 243,205
	2008	$ 186,200	$12,476	—	$15,000	$2,875	—	—	$ 216,551
Robert J. Hugin	2010	$ 130,969	$15,116			$1,866	$5,550	—	$ 153,501
	2009	$ 115,125	$16,543	—	—	$2,405	$1,600	—	$ 135,673
	2008	$ 109,375	$12,476	—	—	$2,875	$2,250	—	$ 126,976
Jacqualyn A. Fouse	2010	$1,000,000	—	—	—	—	—	—	$1,000,000
David W. Gryska	2010	—	—	—	$12,580	—	—	$567,430	$ 580,010
	2009	—	$16,543	—	$10,098	—	—	—	$ 26,641
	2008	—	$12,476	—	$ 8,527	—	—	—	$ 21,003
Graham Burton, MBBS, FRCP.	2010	—	$15,116	—	$ 3,000	$ 891	—	—	$ 19,007
	2009	—	$16,543	—	—	$1,143	—	—	$ 17,686
	2008	—	$12,476	—	—	$1,150	—	—	$ 13,626
Aart Brouwer	2010	—	—	$76,044	$10,433	—	—	—	$ 86,477
	2009	—	—	$60,376	$ 6,625	—	—	—	$ 67,001
	2008	—	—	$45,122	$ 6,564	—	—	—	$ 51,686

* Reflects matching contributions for Dr. Barer and Mr. Hugin and a one-time discretionary employer contribution on behalf of Ms. Fouse in connection with compensation and benefit loss at her prior employer.

** The value of the matching contributions is based on the number of shares of Common Stock multiplied by the closing price of our Common Stock on December 31, 2010.

*** Reflects termination benefits to Mr. Gryska consisting of a lump sum severance payment in the amount of $550,000 and the Company's cost to cover Mr. Gryska's COBRA continuation coverage for the period from his termination date through December 31, 2010.

(6) Dr. Barer retired as Chief Executive Officer on June 16, 2010 and served as Executive Chairman of the Board of Directors from that date until his retirement on December 31, 2010. Dr. Barer's compensation reflects the compensation he received in both capacities during fiscal 2010. Since January 1, 2011, Dr. Barer has served as non-executive Chairman of the Board of Directors. Dr. Barer is not standing for re-election.

(7) Mr. Hugin became our President and Chief Executive Officer on June 16, 2010. Prior to that date he served as our President and Chief Operating Officer. Mr. Hugin also serves as a member of the Board of Directors but does not receive any compensation in such capacity.

(8) Ms. Fouse joined the Company as Senior Vice President and Chief Financial Officer on September 27, 2010.

(9) Mr. Gryska resigned from the Company as Chief Financial Officer effective September 27, 2010 and as Senior Vice President effective November 1, 2010.

(10) Mr. Brouwer retired from the Company on December 31, 2010. The amounts of compensation paid to Mr. Brouwer reflect the value of such compensation paid in Swiss francs as converted to the U.S. dollar using the 2010, 2009 and 2008 average exchange rates of approximately 1.04, 1.08 and 1.08 Swiss francs per U.S. dollar, respectively.

Agreements with our Named Executive Officers

Employment Agreements with Dr. Barer and Mr. Hugin

Effective as of May 1, 2006, we entered into new employment contracts with Dr. Barer and Mr. Hugin, which were subsequently amended effective December 31, 2008 solely for the purpose of addressing the deferred compensation requirements under Section 409A of the Code, and effective on June 16, 2010 in connection with Dr. Barer's retirement as, and Mr. Hugin's becoming Chief Executive Officer.

The employment agreements both had an initial term of three years. Dr. Barer's agreement expired on December 31, 2010 in accordance with his amended employment agreement. Mr. Hugin's employment agreement will automatically extend for successive one-year terms unless either we or Mr. Hugin provide written notice to the other, at least six months prior to the expiration of the then term, of such party's intention to terminate his employment at the end of such term, unless terminated sooner as provided in Mr. Hugin's employment agreement.

By action of the Compensation Committee, consistent with his employment agreement, in February 2010, Dr. Barer's base salary was approved to be increased effective May 1, 2010 to $1,140,000, his MIP target bonus increased to 120% and his annual LTIP bonus established with a threshold, target and maximum bonus of 50%, 125% and 200%, respectively, for the three-year performance cycles for the 2009 — 2011 and 2010 — 2012 LTIPs, except that his awards for the 2009 — 2011 and 2010 — 2012 LTIPs will be prorated based on the number of days Dr. Barer was employed during the performance cycle and actual achievement of the performance targets under the LTIP.

In connection with his amended employment agreement, effective June 16, 2010, Mr. Hugin's base salary was increased to $975,000 (after being increased to $810,000 in February 2010) and his MIP target bonus was increased to 120% of his base salary. Under his employment agreement Mr. Hugin is eligible to earn an annual LTIP bonus with the threshold, target and maximum bonuses equal to 50%, 100% and 200% of base salary, respectively, for the three-year performance cycle 2009 — 2011, and, effective beginning with the 2011 — 2013 performance cycle of the LTIP, his target LTIP award will increase to 125% of base salary.

By action of the Compensation Committee, in February 2010, Dr. Barer's and Mr. Hugin's annual option target grant was increased to 267,000 and 150,000 shares of Common Stock, respectively. In addition, Mr. Hugin's amended employment agreement provided for an additional option to purchase 39,000 shares of Common Stock to be allocated over the remaining quarterly grant year commencing on June 16, 2010, and 6,500 RSUs which were granted to him on June 16, 2010. By action of the Compensation Committee, consistent with his employment agreement, in February 2011, Mr. Hugin's base salary was increased by 10.3% to $1,075,000 (to be effective May 1, 2011), his MIP target was increased to 125% (for fiscal 2011) and his target equity award was adjusted as follows: an option to purchase 180,000 shares of Common Stock and 30,000 RSUs.

The following provisions which continue to apply to Mr. Hugin under his employment agreement, also applied to Dr. Barer under his employment agreement prior to his retirement on December 31, 2010:

- The executive is entitled reimbursement for reasonable expenses incurred in obtaining professional tax and financial counseling, up to a maximum of $15,000 annually, payment of excess liability insurance premiums, and participation in all group health and insurance programs and all other fringe benefit or retirement plans which are generally available to our employees.
- If the executive's employment is terminated due to his disability or incapacitation or for any reason other than by us for "cause," or due to his death, the executive is entitled to receive a lump sum payment equal to the executive's then annual base salary, a pro rata share of the executive's annual target bonus (based on the assumption that all performance or other criteria had been met) and certain accrued benefits. Further, if the executive's employment is terminated by us without "cause" or because of disability or incapacitation or by the executive for "good reason" at any time during the two-year period following a "change in control" or if the executive's employment is terminated by us without "cause" or by the executive for "good reason" during the 90-day period prior to a "change in control," the executive is entitled to receive a lump sum payment equal to three times the executive's then annual base salary plus three times the executive's highest annual bonus paid within the three years prior to the change in control, certain accrued benefits, payment of



health and welfare premiums for the executive and his dependents for three years or, in certain instances, substitute arrangements on a similar tax basis and, upon the occurrence of a "change in control," full and immediate vesting of all stock options and equity awards; provided that such payment will be reduced by any payment made to the executive prior to the "change in control" on account of the executive's termination.

- The executive may also be entitled to receive a gross-up payment in certain circumstances if payments or benefits provided trigger an excise tax under Section 4999 of the Code, but only if the payments and benefits provided exceed 105% of the greatest amount that could be paid without triggering the excise tax. If the payments and benefits provided do not exceed 105% of the greatest amount that could be paid without triggering the excise tax, then the payments and benefits will be reduced to the greatest amount that could be paid without triggering the excise tax.
- The executive is subject to a non-competition provision which applies during the period they are employed by us and until the first anniversary of the date their employment terminates (or, if change in control payments and benefits are paid, generally the second anniversary of the later of the date their employment terminates or the change in control date). In addition, the employment agreement contains a patent/inventions provision and a perpetual confidentiality provision.

For purposes of the employment agreements, "cause" generally means:

- the conviction of a crime involving moral turpitude or a felony;
- acts or omissions taken in bad faith and to the detriment of the Company; or
- a breach of any material term of such agreement.

For purposes of the employment agreements, "good reason" generally means, without the executive's consent:

- the failure to elect or appoint the executive to, or reelect or reappoint the executive to, or removal of the executive from, his position with the Company or as a member of the Board of Directors;
- a significant change in the nature or scope of the authorities, powers, functions, duties or responsibilities normally attached to the executive's position;
- a determination by the executive made in good faith that, as a result of a change in control, he is unable effectively to carry out the authorities, powers, functions, duties or responsibilities attached to his position;
- a breach by the Company of any material provision of the agreement;
- a reduction in annual base salary;
- a 50-mile or greater relocation of the Company's principal office;
- the failure of the Company to continue any health or welfare plan, employee benefit plan, pension plan, fringe benefit plan or compensation plan in which the executive is participating immediately prior to a change in control, unless the executive is provided substantially comparable benefits at no greater after-tax cost or the Company's taking any action which adversely affects the executive's participation in or which reduces the executive's benefits under any such plan; or
- the failure of a successor to assume the agreement.

For purposes of the employment agreements, "change in control" generally means:

- any person becomes the beneficial owner of Company securities which represent 30% of the total combined voting power of the Company's then outstanding securities;
- a merger, consolidation or other business combination of the Company;
- the persons who are members of the Board of Directors cease to constitute at least a majority of the Board of Directors; or
- the approval by the stockholders of the Company of any plan of complete liquidation of the Company or an agreement for the sale of all or substantially all of the Company's assets.

The definition of "change in control" that applies if the executive is terminated by the Company without cause or by the executive for good reason during the 90-day period prior to a "change in control" is the definition provided in the Treasury regulations under Section 409A of the Code, which eliminates, among other things, the approval by the Company's stockholders of any plan of complete liquidation.

Services Agreement with Dr. Barer

We entered into a Services Agreement with Dr. Barer which provides that effective January 1, 2011, Dr. Barer will serve as non-executive Chairman of the Board of Directors until immediately after the 2011 Annual Meeting and as a consultant to the Company from January 1, 2011 to December 31, 2012 (the period that Dr. Barer will be providing services under the Services Agreement is referred to as the "Contract Period"). The Services Agreement provides that, during the Contract Period, Dr. Barer will be an independent contractor and that he will be entitled to the following compensation and benefits:

- a monthly cash retainer of $12,500, payable while he is Chairman of the Board of Directors (for a total retainer of $75,000);
- an annual consulting fee of $1,250,000;
- continued health insurance (with respect to Dr. Barer and his spouse, until they are eligible for health care benefits pursuant to Medicare, and with respect to his eligible dependent, until June 30, 2012) where the first 18 months are continuation coverage under COBRA; and
- continued reimbursement for reasonable expenses incurred in obtaining professional tax and financial counseling up to an annual maximum of $15,000.

During the Contract Period, Dr. Barer will not be eligible to participate in any of our employee benefit plans or programs, including the MIP, the LTIP and our 2008 Stock Incentive Plan.

If Dr. Barer's services are terminated by us without "cause" (which is the same definition in his employment agreement) or due to his death or disability or incapacitation, then, in addition to certain accrued amounts, Dr. Barer will be entitled to receive his annual consulting fee and monthly retainer that he would have been entitled to receive from the date of his termination through the end of the Contract Period (the "Contract Amount"). Further, if Dr. Barer's services are terminated by us without "cause" or by him for "good reason" at any time during the two-year period commencing on a "change in control" (which is the Code Section 409A-compliant definition contained in his employment agreement) or the 90-day period prior to a "change in control," Dr. Barer will be entitled to receive the Contract Amount. Such amount will be reduced by any payment made to him prior to the "change in control" on account of his termination. In addition, upon the occurrence of a "change in control," Dr. Barer will receive full and immediate vesting of all stock options and equity awards.

For purposes of the Services Agreement, "good reason" generally means, without Dr. Barer's consent:

- while Dr. Barer is Chairman of the Board of Directors, a significant change in the nature or scope of the authorities, powers, functions, duties or responsibilities normally attached to his position;
- while Dr. Barer is Chairman of the Board of Directors, a determination by Dr. Barer made in good faith that, as a result of a change in control, he is unable effectively to carry out the authorities, powers, functions, duties or responsibilities attached to his position;
- a breach by the Company of any material provision of the agreement;
- a reduction in the annual consulting fee;
- failure of the Company to continue in effect any health plan in which Dr. Barer (and eligible dependents) are participating immediately prior to a change in control, unless Dr. Barer (and eligible dependents) are permitted to participate in another plan providing Dr. Barer (and eligible dependents) with substantially comparable benefits at no greater after-tax cost to Dr. Barer (and eligible dependents), or the taking of any action by the Company which would adversely affect Dr. Barer's (and eligible dependents') participation in or reduce Dr. Barer's (and eligible dependents') benefits under any such plan;


2011 Proxy Material

- a 50-mile or greater relocation of the Company's principal office; or
- the failure of a successor to assume the Services Agreement.

The Services Agreement also contains a non-competition provision which applies during the Contract Period and for one year thereafter (or, if change in control payments are made, generally the second anniversary of the later of the date his services are terminated or the change in control date). In addition, the Services Agreement contains a patent/inventions provision and a perpetual confidentiality provision.

Letter Agreement with Ms. Fouse

On August 18, 2010, effective September 27, 2010, we entered into an employment letter agreement with Ms. Fouse. The letter agreement provides for an initial base salary of $700,000 and a target incentive under the MIP equal to 65% of annual base salary (up to a maximum of 200%). The letter agreement provided that Ms. Fouse would receive a one-time grant of options to purchase 125,000 shares of Common Stock and 16,500 RSUs and an annual grant of options to purchase 45,000 shares of Common Stock and 7,800 RSUs. The stock options are subject to service-based vesting over four years and the RSUs are subject to a three year service-based cliff vesting schedule. Ms. Fouse is entitled to participate in our Deferred Compensation Plan and she received a one-time cash contribution into her non-qualified deferred compensation account of $1,000,000 with a three-year ratable vesting schedule. Ms. Fouse also is entitled to reimbursement for reasonable expenses incurred in obtaining professional tax and financial counseling up to a maximum of $15,000 annually. The letter agreement also provides that Ms. Fouse is entitled to participate in our U.S. comprehensive health and welfare benefit programs. The letter agreement also provides that if Ms. Fouse's employment is terminated by us for any reason other than for cause, she would be entitled to receive a lump sum payment equal to 12 months' base salary and bonus plus continuation of benefits, less applicable taxes. Further, the letter agreement provides that in the event of a change in control Ms. Fouse would be entitled to receive a lump sum payment equal to 18 months' base salary and bonus plus continuation of benefits, less applicable taxes, and that her unvested stock options and RSUs would become fully vested if her employment is terminated in connection with a change in control. If Ms. Fouse becomes entitled to any amounts subject to the excise tax under Code Section 280G, such amounts will be reduced to the extent necessary to avoid such excise tax if such reduction would result in a greater payment amount to Ms. Fouse. We do not have any separate change in control agreements or arrangements with Ms. Fouse.

Letter Agreement with Mr. Gryska

Effective as of December 6, 2006, we entered into an employment letter agreement with Mr. Gryska. The letter agreement provided for an initial annual base salary of $450,000 and a target incentive under the MIP equal to 50% of annual base salary (up to a maximum of 200%) and a target LTIP of 50% of annual base salary (up to a maximum of 100%). In February 2010, by action of the Compensation Committee, Mr. Gryska's base salary was increased by 3.5% to $550,000 and his annual target equity award consisted of an option to purchase 46,700 shares of Common Stock and a grant of 7,800 RSUs. Mr. Gryska also was entitled to reimbursement for reasonable expenses incurred in obtaining professional tax and financial counseling, up to a maximum of $15,000 annually, and payment of excess liability insurance premiums (which Mr. Gryska waived for fiscal 2010). The letter agreement also provided that Mr. Gryska was entitled to participate in all group health and insurance programs and all other fringe benefit or retirement plans which are generally available to our employees. The letter agreement also provided that if Mr. Gryska's employment was terminated by us for any reason other than for cause or as a result of a change in control, he would have been entitled to receive a lump sum payment equal to 12 months' base salary and bonus, less applicable taxes. We amended Mr. Gryska's employment agreement effective April 28, 2008 as follows: (i) to define the term "cause" as such term is defined in Dr. Barer's employment agreement; (ii) to define "change in control" as such term is defined in the 2008 Stock Incentive Plan; and (iii) to include 12 months of Company-paid benefit coverage under COBRA for health and dental insurance, subject to Mr. Gryska's payment of premiums at the applicable active rate (at a coverage level equal to or below elected coverage on the day before the termination date) if he would be terminated by the Company without cause or if he would be terminated by the Company for any reason on or following a change in control. We did not have any separate change in control agreements or arrangements with Mr. Gryska.

Separation Agreement with Mr. Gryska

On August 23, 2010, Mr. Gryska resigned as Chief Financial Officer effective as of September 27, 2010 and as Senior Vice President effective as of November 1, 2010. In connection with his resignation, on August 23, 2010, we entered into a separation agreement with Mr. Gryska that provided for his full release of claims against the Company and provided him a $550,000 lump sum payment and continued coverage under our health plan pursuant to COBRA at the Company's expense for up to 12 months.

Employment Agreement with Mr. Brouwer

We entered into an updated employment agreement with Mr. Brouwer effective November 1, 2008 in connection with the change in his responsibilities and appointment to Chairman International and Senior Advisor to the Celgene Chairman and Chief Executive Officer which provided that, effective January 1, 2009 (i) his base salary was 500,000 Swiss francs (or $462,963 based on the 2009 average exchange rate of approximately 1.08 Swiss francs per U.S. dollar and $480,000 based on the 2010 average exchange rate of 1.04 Swiss francs per U.S. dollar); (ii) his bonus target was 340,000 Swiss francs (or $314,815 based on the 2009 average exchange rate of approximately 1.08 Swiss francs per U.S. dollar) and 200,000 Swiss francs (or $192,000 based on the 2010 average exchange rate of 1.04 Swiss francs per U.S. dollar) for fiscal 2009 and fiscal 2010, respectively; (iii) he was entitled to receive financial planning assistance up to 17,000 Swiss francs (or $15,741 based on the 2009 average exchange rate of approximately 1.08 Swiss francs per U.S. dollar and $16,320 based on the 2010 average exchange rate of 1.04 Swiss francs per U.S. dollar); and (iv) his annual option target grant was 25,000 shares of Common Stock. In addition, Mr. Brouwer was authorized to use a Company-paid car when commuting for business, and he was no longer a participant in the LTIP. Mr. Brouwer was entitled to participate in all employee benefit programs offered by our subsidiary, Celgene International Sarl. The agreement also contained provisions for duties of loyalty, confidentiality, inventions and non-competition (which apply during the period he was employed by us and until the first anniversary of the date his employment terminated). We did not have any change in control agreements or arrangements with Mr. Brouwer. We also made contributions into a non-company sponsored pension plan as required pursuant to the laws of Switzerland. Mr. Brouwer retired from the Company effective December 31, 2010.

Letter Agreement with Dr. Burton

Effective as of June 2, 2003, we entered into an employment letter agreement with Dr. Burton. The letter agreement provides for an initial annual base salary of $375,000 and an annual target bonus of 40% of annual base salary. In addition, pursuant to his letter agreement, Dr. Burton received an initial grant of an option to purchase 50,000 shares of our Common Stock (at the fair market value of our Common Stock on the grant date) and is entitled to receive an annual grant to purchase 20,000 shares of our Common Stock (at the fair market value of our Common Stock on the grant date). In February 2010, by action of the Compensation Committee, Dr. Burton's base salary was increased by 3.5% to $495,000 and his annual target equity award consists of an option to purchase 46,700 shares of Common Stock and a grant of 7,800 RSUs. The letter agreement also provides that Dr. Burton is entitled to participate in all group health and insurance programs and all other fringe benefit or retirement plans which are generally available to our employees. In addition, the letter agreement provides that if Dr. Burton's employment is terminated by us without "cause," he is entitled to receive a lump sum payment equal to 12 months' base salary, less applicable taxes. We have amended Dr. Burton's employment agreement effective April 28, 2008 as follows: (i) to define the term "cause" as such term is defined in Dr. Barer's employment agreement; (ii) to include bonus in the severance calculation; (iii) to include 12 months of Company-paid COBRA benefit coverage for health and dental insurance, subject to Dr. Burton's payment of premiums at the applicable active rate (at a coverage level equal to or below elected coverage on the day before the termination date) in the event he is terminated by the Company other than for "cause"; and (iv) to provide that if Dr. Burton is terminated by the Company for any reason on or following a "change in control" (as defined in the 2008 Stock Incentive Plan) he will receive the same severance payable if he is terminated by the Company other than for cause. We do not have any separate change in control agreements or arrangements with Dr. Burton.

GRANTS OF PLAN-BASED AWARDS TABLE

The following table provides information about equity and non-equity awards granted to Named Executive Officers eligible to participate in fiscal 2010: (a) the name; (b) the grant date; (c), (d) and (e) the estimated potential/future payouts under: (1) our LTIP non-equity incentive plan awards, which consist of estimated future payouts under the LTIP for the fiscal 2010 — 2012 performance period granted in fiscal 2010 and payable after the three-year performance period if either the threshold, target or maximum goal is satisfied and (2) the target and maximum potential MIP payouts that could have been earned in fiscal 2010; (i) all stock awards, which consist of RSUs awarded to Named Executive Officers in fiscal 2010; (j) all stock option awards, which consist of the number of shares underlying stock options awarded to Named Executive Officers in fiscal 2010; (k) the exercise price of the stock option awards, which reflects the closing price of the shares of our Common Stock on the date of grant; and (l) the grant date fair value of each equity award, computed in accordance with FASB ASC 718. Columns (f), (g) and (h) relating to estimated future payouts under equity incentive plan awards have been omitted because no such awards have been granted for the periods presented.

Name	Grant Date	Comm Action(1)	Estimated Potential/Future Payouts Under Non-Equity Incentive Plan Awards(2)(3)			Stock Awards Number of Shares of Stock or Units(4)	Awards Number of Securities Underlying Options (#)(4)	Exercise or Base Price of Option Awards ($/Sh)(5)	Grant Date Fair Value of Stock and Option Awards(6)
			Threshold	Target	Maximum				
(a)	(b)		(c)	(d)	(e)	(i)	(j)	(k)	(l)
Sol J. Barer, Ph.D.	02/04/10 (2)(3)		$550,000	$1,376,250	$2,202,000				
	02/04/10 (2)(3)		—	$1,368,000	$2,280,000				
	01/12/10	12/15/09					44,167	$56.99	$ 851,093
	04/13/10	12/15/09					44,500	$61.48	$ 866,157
	04/13/10	2/4/10				29,700		$61.48	$1,825,956
	07/13/10	12/15/09					44,500	$52.34	$ 811,364
	10/12/10	12/15/09					44,500	$57.88	$ 785,799
Robert J. Hugin	02/04/10 (2)(3)		$390,000	$ 780,000	$1,560,000				
	02/04/10 (2)(3)		—	$1,170,000	$1,950,000				
	01/12/10	12/15/09					25,000	$56.99	$ 481,748
	04/13/10	12/15/09					25,000	$61.48	$ 486,605
	04/13/10	2/4/10				16,700	—	$61.48	$1,026,716
	06/16/10	2/4/10				6,500	—	$55.38	$ 359,970
	07/13/10	12/15/09					38,000	$52.34	$ 692,850
	10/12/10	12/15/09					38,000	$57.88	$ 671,019
Jacqualyn A. Fouse	02/04/10 (2)(3)		—	—	—				
	02/04/10 (2)(3)		—	$ 455,000	$ 910,000				
	10/01/10	9/27/10					125,000	$58.10	$2,215,700
	10/01/10	9/27/10				16,500	—	$58.10	$ 958,650
	10/12/10	9/27/10					11,250	$57.88	$ 198,657
David W. Gryska	02/04/10 (2)(3)		$265,000	$ 530,000	$1,060,000				
	02/04/10 (2)(3)		—	$ 330,000	$ 660,000				
	01/12/10	12/15/09					10,834	$56.99	$ 208,770
	04/13/10	12/15/09					11,675	$61.48	$ 227,245
	04/13/10	2/4/10				7,800	—	$61.48	$ 479,544
	07/13/10	12/15/09					11,675	$52.34	$ 212,869
Graham Burton, MBBS, FRCP	02/04/10 (2)(3)		$118,750	$ 237,500	$ 475,000				
	02/04/10 (2)(3)		—	$ 272,250	$ 544,500				
	01/12/10	12/15/09					8,334	$56.99	$ 160,595
	04/13/10	12/15/09					11,675	$61.48	$ 227,245
	04/13/10	2/4/10				7,800	—	$61.48	$ 479,544
	07/13/10	12/15/09					11,675	$52.34	$ 212,869
	10/12/10	12/15/09					11,675	$57.88	$ 206,162
	11/2/2010 (7)						148	$62.95	$ 1,903
Aart Brouwer(8)	02/04/10		—	—					
	02/04/10		—	$ 192,000	$ 192,000				

(1) "Comm Action" refers to the date the Compensation Committee voted to approve the fiscal 2010 stock option and RSU grants listed in column (b) with respect to stock options and RSUs granted under the 2008 Stock Incentive Plan.

(2) The amounts reflected in columns (c), (d) and (e) represent the estimated target range of the future payout for the LTIP for each Named Executive Officer, which was established by the Compensation Committee on February 4, 2010. These amounts may be earned after completion of the fiscal 2010 — 2012 LTIP performance cycle, due to the Named Executive Officer's status as an eligible participant in 2010 if the threshold, target or maximum goals are satisfied for at least one performance measure. The potential payouts are performance-driven and therefore completely at risk. Awards under the 2010 — 2012 cycle are payable in cash or shares at the discretion of the Compensation Committee. We anticipate at this time that payment will be in cash rather than shares; thus the estimated payments are reflected in the "non-equity awards" column rather than the "equity awards" column. For additional information regarding LTIP awards, see "Cash Bonus/Performance-Based Incentive Compensation — Long-Term Incentive Plan" under the "Compensation Discussion and Analysis." See footnote 3 to the Summary Compensation Table for the actual amounts that were approved by the Compensation Committee on February 15, 2011 and paid to the Named Executive Officers shortly thereafter under the 2008 — 2010 LTIP performance cycle. The maximum LTIP is 200% of the Named Executive Officer's individual annual base salary for Dr. Barer and Mr. Hugin and 200% of target for Dr. Burton.

(3) The amounts reflected in columns (c), (d) and (e) include the potential target and maximum payouts of the awards granted in fiscal 2010 to each Named Executive Officer under the MIP, which were established by the Compensation Committee on February 4, 2010. See "Cash Bonus/Performance-Based Incentive Compensation — Management Incentive Plan" under the heading "Compensation Discussion and Analysis" for more information regarding the bonus targets under the MIP. See footnote 3 to the Summary Compensation Table for the actual amounts that were approved by the Compensation Committee on February 15, 2011 and paid to the Named Executive Officers shortly thereafter under the MIP. The maximum MIP is 200% of the annual bonus target, except for Dr. Barer and Mr. Hugin whose MIP maximum is 200% of their respective base salaries.

(4) All stock options and RSUs granted in fiscal 2010 were granted pursuant to our 2008 Stock Incentive Plan. The stock option granted to Dr. Burton in connection with the exercise of a reload option vests six months after the grant date. All other stock option grants vest in annual increments of 25% of each total grant. All options were granted at the fair market value of Common Stock on the effective date of grant. All RSUs vest in full on the third anniversary of the grant date.

(5) This column reflects the closing price of the shares of our Common Stock on the date of the grant, which equals the exercise price for the stock options granted and the grant date fair value per share of RSUs granted.

(6) This column reflects the full grant date fair value of stock options and RSUs computed in accordance with FASB ASC 718, disregarding for this purpose the estimate of forfeitures related to service-based vesting conditions, granted to the Named Executive Officers in fiscal 2010. The actual value, if any, that a Named Executive Officer may realize upon exercise of stock options will depend on the excess of the stock price over the base value on the date of exercise, so there is no assurance that the value realized by a Named Executive Officer will be at or near the value computed in accordance with FASB ASC 718. The assumptions used in determining the grant date fair values of these awards are set forth in note 15 to our consolidated financial statements, which are included in our Annual Report on Form 10-K for fiscal 2010 filed with the SEC.

(7) This option is a reload option, granted following Dr. Burton's exercise of an option with a reload feature. We amended the 2008 Stock Incentive Plan to eliminate the reload feature for all stock options granted on or after October 1, 2004.

(8) The amounts reflect the value of Mr. Brouwer's compensation to be paid in Swiss francs as converted to the U.S. dollar using the 2010 average exchange rate of approximately 1.04 Swiss francs per U.S. dollar. The LTIP amounts for Mr. Brouwer were established by the Compensation Committee on February 4, 2010 in U.S. dollars.


2011 Proxy Material

OUTSTANDING EQUITY AWARDS VALUE AT FISCAL YEAR-END TABLE

The following tables provide information on holdings of stock options and stock awards as of December 31, 2010, by our Named Executive Officers. Each equity grant is shown separately for each Named Executive Officer. For additional information about the option awards, see "Equity Grants under our 2008 Stock Incentive Plan" under "Compensation Discussion and Analysis" elsewhere in this proxy statement.

Sol J. Barer, Ph.D.

	Option Awards					Stock Awards			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable(1)	Number of Securities Underlying Unexercised Options (#) Unexercisable(2)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)(3)	Market Value of Shares or Units of Stock That Have Not Vested ($)(4)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
Sol J. Barer, Ph.D.(5)	60,000	—		$73.55	10/9/2017				
	45,000	—		$71.82	7/8/2018				
	45,000	—		$62.42	4/8/2018				
	44,500	—		$61.48	4/13/2020				
	11,845	—		$59.01	7/6/2014				
	60,000	—		$58.53	7/10/2017				
	60,000	—		$58.04	4/10/2017				
	44,500	—		$57.88	10/12/2020				
	45,000	—		$57.80	10/14/2018				
	44,167	—		$56.99	1/12/2020				
	25,000	—		$54.85	1/9/2017				
	44,167	—		$54.55	10/13/2019				
	44,500	—		$52.34	7/13/2020				
	45,000	—		$50.36	1/13/2019				
	60,000	—		$49.61	1/8/2018				
	44,167	—		$46.02	7/14/2019				
	45,895	—		$42.39	6/10/2013				
	139,600	—		$42.39	1/21/2014				
	37,752	—		$42.39	4/6/2014				
	201,601	—		$42.39	6/10/2013				
	36,373	—		$42.39	9/15/2013				
	36,320	—		$42.39	12/15/2013				
	25,709	—		$42.39	7/6/2014				
	44,166	—		$39.01	4/14/2019				
	64,152	—		$35.67	12/29/2015				
	200,000	—		$34.05	12/29/2015				
	30,000	—		$26.74	10/4/2015				
	108,534	—		$26.35	1/17/2011				
	111,488	—		$26.35	1/25/2012				
	27,666	—		$26.35	6/18/2012				
	27,686	—		$26.35	10/22/2012				
	28,674	—		$26.35	12/31/2012				
	40,490	—		$26.35	6/10/2013				
	30,000	—		$20.61	7/5/2015				
	30,000	—		$17.12	4/5/2015				
	60,000	—		$15.49	10/5/2014				
	118,824	—		$14.25	2/15/2015				
	7,500	—		$12.59	1/4/2015				

Robert J. Hugin

Name	Option Awards					Stock Awards			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable(1)	Number of Securities Underlying Unexercised Options (#) Unexercisable(2)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)(3)	Market Value of Shares or Units of Stock That Have Not Vested ($)(4)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
Robert J. Hugin						16,667	$ 928,019		
						16,700	$1,026,716		
						6,500	$ 359,970		
	22,500	7,500		$73.55	10/9/2017				
	15,000	15,000		$71.82	7/8/2018				
	15,000	15,000		$62.42	4/8/2018				
	—	25,000		$61.48	4/13/2020				
	1,694	—		$59.01	1/17/2011				
	1,694	—		$59.01	1/25/2012				
	7,897	—		$59.01	7/6/2014				
	1,694	—		$59.01	6/10/2013				
	1,694	—		$59.01	1/21/2014				
	22,500	7,500		$58.53	7/10/2017				
	22,500	7,500		$58.04	4/10/2017				
	—	38,000		$57.88	10/12/2020				
	15,000	15,000		$57.80	10/14/2018				
	—	25,000		$56.99	1/12/2020				
	11,250	3,750		$54.85	1/9/2017				
	6,250	18,750		$54.55	10/13/2019				
	—	38,000		$52.34	7/13/2020				
	7,500	22,500		$50.36	1/13/2019				
	15,000	15,000		$49.61	1/8/2018				
	6,250	18,750		$46.02	7/14/2019				
	68,716	—		$42.39	1/21/2014				
	25,168	—		$42.39	4/6/2014				
	17,139	—		$42.39	7/6/2014				
	24,249	—		$42.39	9/15/2013				
	24,213	—		$42.39	12/15/2013				
	6,250	18,750		$39.01	4/14/2019				
	120,000	—		$35.67	12/29/2015				
	120,000	—		$34.05	12/29/2015				
	20,000	—		$26.74	10/4/2015				
	36,538	—		$25.68	1/17/2011				
	75,838	—		$25.68	1/25/2012				
	19,448	—		$25.68	6/18/2012				
	19,464	—		$25.68	10/22/2012				
	20,172	—		$25.68	12/31/2012				
	232,068	—		$25.68	6/10/2013				
	25,958	—		$25.68	1/21/2014				
	20,000	—		$20.61	7/5/2015				
	20,000	—		$17.12	4/5/2015				
	40,000	—		$15.49	10/5/2014				
	72,200	—		$14.25	2/15/2015				
	5,000	—		$12.59	1/4/2015				



Jacqualyn A. Fouse

	Option Awards					Stock Awards			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable(1)	Number of Securities Underlying Unexercised Options (#) Unexercisable(2)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)(3)	Market Value of Shares or Units of Stock That Have Not Vested ($)(4)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
Jacqualyn A. Fouse						16,500	$958,650		
	—	125,000		$58.10	10/1/2020				
	—	11,250		$57.88	10/12/2020				

David W. Gryska and Aart Brouwer

	Option Awards					Stock Awards			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable(1)	Number of Securities Underlying Unexercised Options (#) Unexercisable(2)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)(3)	Market Value of Shares or Units of Stock That Have Not Vested ($)(4)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
David W. Gryska	7,500	—		$71.82	7/8/2018				
Aart Brouwer	4,641	1,547		$73.55	10/9/2017				
	4,124	4,126		$71.82	7/8/2018				
	4,124	4,126		$62.42	4/8/2018				
	4,640	1,547		$58.53	7/10/2017				
	4,640	1,547		$58.04	4/10/2017				
	4,124	4,126		$57.80	10/14/2018				
	2,812	938		$54.85	1/9/2017				
	2,062	6,188		$50.36	1/13/2019				
	3,094	3,094		$49.61	1/8/2018				
	4,166	12,501		$39.01	4/14/2019				
	25,000	—		$35.67	12/29/2015				
	25,000	—		$34.05	12/29/2015				
	300,000	—		$28.85	11/2/2015				

Graham Burton, MBBS, FRCP

Name	Option Awards					Stock Awards			
	Number of Securities Underlying Unexercised Options (#) Exercisable(1)	Number of Securities Underlying Unexercised Options (#) Unexercisable(2)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)(3)	Market Value of Shares or Units of Stock That Have Not Vested ($)(4)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
Graham Burton, MBBS, FRCP . . .						5,556	$309,358		
						7,800	$479,544		
	7,734	2,579		$73.55	10/9/2017				
	4,124	4,126		$71.82	7/8/2018				
	35,809	—		$65.23	7/3/2013				
	8,334	—		$65.23	12/15/2013				
	—	148		$62.95	7/3/2013				
	4,124	4,126		$62.42	4/8/2018				
	—	11,675		$61.48	4/13/2020				
	7,734	2,578		$58.53	7/10/2017				
	7,734	2,578		$58.04	4/10/2017				
	—	11,675		$57.88	10/12/2020				
	4,124	4,126		$57.80	10/14/2018				
	—	8,334		$56.99	1/12/2020				
	27,599	—		$56.30	7/3/2013				
	1,292	—		$55.00	7/3/2013				
	2,812	938		$54.85	1/9/2017				
	2,083	6,250		$54.55	10/13/2019				
	—	11,675		$52.34	7/13/2020				
	7,383	—		$51.30	7/3/2013				
	2,062	6,188		$50.36	1/13/2019				
	5,156	5,157		$49.61	1/8/2018				
	2,083	6,250		$46.02	7/14/2019				
	175	—		$44.35	7/3/2013				
	6,825	—		$44.35	4/6/2014				
	6,464	—		$44.35	7/6/2014				
	4,811	—		$41.53	7/3/2013				
	2,083	6,250		$39.01	4/14/2019				
	20,000	—		$35.67	12/29/2015				
	20,000	—		$34.05	12/29/2015				
	7,500	—		$26.74	10/4/2015				
	7,500	—		$20.61	7/5/2015				
	7,500	—		$17.12	4/5/2015				
	15,000	—		$15.49	10/5/2014				
	3,592	—		$14.16	7/6/2014				
	3,752	—		$13.09	4/6/2014				
	7,500	—		$12.59	1/4/2015				
	36,344	—		$ 7.78	7/3/2013				

(1) Represents vested options under the 1992 Long-Term Incentive Plan and the 2008 Stock Incentive Plan.

(2) Pursuant to the 2008 Stock Incentive Plan, options granted to employees (including the Named Executive Officers) are immediately exercisable. The shares of Common Stock acquired upon exercise would be subject to the same vesting schedule as the underlying options (*i.e.*, in four equal annual installments beginning on the first anniversary of the grant date).

(3) Pursuant to the 2008 Stock Incentive Plan, RSUs granted to the Named Executive Officers vest in full on the third anniversary of the grant date.



(4) Represents the number of unvested RSUs multiplied by the closing price of the shares on December 31, 2010.

(5) Includes options held by the Sol Barer 2010 Grantor Retained Annuity Trust and the Meryl Barer 2008 and 2010 Grantor Retained Annuity Trusts. Meryl Barer is Dr. Barer's spouse. Dr. Barer disclaims beneficial ownership over shares of Common Stock underlying options held by Meryl Barer's 2008 and 2010 Grantor Retained Annuity Trusts.

OPTION EXERCISES AND STOCK VESTED TABLE

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise(1)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting(2)
(a)	(b)	(c)	(d)	(e)
Sol J. Barer, Ph.D.	169,016	$1,958,895	59,399.59	$3,512,892
Robert J. Hugin	37,000	$1,108,705	255.59	$ 15,116
Jacqualyn A. Fouse	—	—	—	—
Graham Burton, MBBS, FRCP	1,200	$ 66,201	255.59	$ 15,116
David W. Gryska	105,797	$ 662,071	—	—
Aart Brouwer	—	—	3,033.59	$ 179,407

(1) Stock options granted under the 2008 Stock Incentive Plan vest in four equal annual installments beginning on the first anniversary of the grant date. The value realized when the stock options become vested represents the excess of the fair market value of the shares at the time of exercise over the exercise price of the stock options.

(2) Value realized on vesting represents the number of shares acquired on vesting with respect to the Company's matching contribution to the 401(k) Plan and the number of shares acquired from the accelerated vesting of RSU awards for Dr. Barer and Mr. Brouwer in connection with their retirements multiplied by the market value of the shares of Common Stock on the vesting date, which is the closing price of the shares on December 31, 2010.

NONQUALIFIED DEFERRED COMPENSATION TABLE

Name	Executive Contributions in Last Fiscal Year(1)	Company Contributions in Last Fiscal Year(2)	Aggregate Earnings In Last Fiscal Year(3)	Aggregate Withdrawals/ Distributions	Aggregate Balance at Last Fiscal Year End(4)
(a)	(b)	(c)	(d)	(e)	(f)
Sol J. Barer, Ph.D.	$755,090	$ 224,750	$643,317	—	$13,966,922
Robert J. Hugin	$468,356	$ 130,969	$130,586	—	$ 3,620,607
Jacqualyn A. Fouse(5)	$ 26,250	$1,000,000	$ 18,807	—	$ 1,045,057
David W. Gryska	$320,159	—	$ 59,769	—	$ 1,142,135
Aart Brouwer	—	—	—	—	
Graham Burton, MBBS, FRCP	$168,301	—	$ 18,176	—	$ 400,032

(1) The amounts reported in column (b) reflect deferrals under the Nonqualified Plan of base salary and/or bonus earned by and paid to the applicable Named Executive Officer in fiscal 2010. A portion of the amounts reported as salary and/or bonus in the Summary Compensation Table, column (c) and/or (g), respectively, were deferred by Dr. Barer, Mr. Hugin, Ms. Fouse, Mr. Gryska and Dr. Burton in fiscal 2010 as follows: with respect to Dr. Barer $755,090 of salary; with respect to Mr. Hugin $133,406 of salary and $334,950 of bonus; with respect to Ms. Fouse $26,250 of salary; with respect to Mr. Gryska $45,500 of salary and $274,659 of bonus; and with respect to Dr. Burton $168,301 of bonus.

(2) The amounts reported in column (c) for the applicable Named Executive Officers are also reported and included within "all other compensation" in the "Summary Compensation Table," column (i).

(3) None of the amounts reported in column (d) for the applicable Named Executive Officers is reported as compensation in the "Summary Compensation Table."

(4) The amounts reported in column (f) for the applicable Named Executive Officers include previously earned, but deferred, salary and bonus and the value of Company matching contributions that were reported in our Summary Compensation Table in previous years as follows: (i) $3,579,573 in fiscal 2009 and $3,032,334 in fiscal 2008 with respect to Dr. Barer; (ii) $646,426 in fiscal 2009 and $220,000 in fiscal 2008 with respect to Mr. Hugin; and (iii) $415,792 in fiscal 2009 and $299,950 in fiscal 2008 with respect to Mr. Gryska. The total in this column reflects the cumulative value of each Named Executive Officer's deferrals, Company matching contributions and investment experience. The amounts reported in column (f) above are also disclosed as "Nonqualified Plan" payments in the tables included in the section entitled, "Potential Payments Upon Termination or Change in Control" for each applicable Named Executive Officer.

(5) Ms. Fouse received a one-time company contribution of $1,000,000 into her deferred compensation account for compensation and benefit loss at her prior employer as per her offer letter. This one-time Company contribution will vest ratably over three years.

The Nonqualified Plan is an unfunded nonqualified deferred compensation plan to which our U.S. Named Executive Officers may elect to defer up to 90% of their base salary and up to 100% of other types of compensation (*i.e.*, LTIP awards, MIP awards, and retention and new hire deferred bonuses). Generally, a deferral election must be made no later than December 31 of the previous year, and is irrevocable. Deferrals with respect to salary are deducted from the participant's salary in equal installments for the period of January 1 to December 31 of each year. These deferral elections are for the salary earned by the participant for the particular salary pay period during that year, which would otherwise be payable to the participant in such pay period. The election to defer salary under the Nonqualified Plan is in addition to any deferral election made by the participant under our 401(k) Plan. Deferrals for performance-based annual bonuses are for those bonuses earned during the year in question, which are payable the following year. The performance-based annual bonus deferral elections may be modified or revoked before June 30 of the year in question.

The Nonqualified Plan authorizes us to make matching contributions at our sole discretion. Currently, the Nonqualified Plan provides for matching contributions up to a maximum of 20% and 15% of gross base salary earnings of Dr. Barer and Mr. Hugin, respectively, provided they are actively enrolled in the Plan. The participant is 100% vested at all times in his deferred cash account, and matching contributions vest in accordance with the vesting schedule specified by the Compensation Committee at the time the contribution is made.

The Nonqualified Plan credits gains and losses to deferral amounts based upon "deemed" investments in mutual funds investing in equity instruments or debt securities chosen by each participant (which the participant may change at any time) from a "menu" of fund options provided by us. The investment returns credited to participants' accounts in the Nonqualified Plan correspond to actual returns of the chosen funds. The performance



of the mutual funds fluctuates with the conditions of the capital markets and the economy generally, and is affected by prevailing interest rates and credit risks. The investment options under the Nonqualified Plan include:

Fund	2010 Rate of Return
Celgene 30 Year Treasury + 100 bpts	5.36%
Celgene Prime	3.25%
T. Rowe Price Retirement 2010	12.70%
T. Rowe Price Retirement 2020	14.74%
T. Rowe Price Retirement 2030	16.01%
T. Rowe Price Retirement 2040	16.13%
Fidelity Retirement Money Market Portfolio	0.02%
Federated Capital Preservation	2.84%
BlackRock Intermediate Bond Portfolio	5.59%
BlackRock High Yield Bond Portfolio	18.37%
American Funds Balanced	13.32%
American Century Equity Income	13.51%
MFS Value	11.68%
Federated Max-Cap Index	14.68%
Janus Advisor Forty	5.62%
AIM Mid Cap Core Equity	12.52%
Fidelity Advisor Mid Cap	26.86%
American Century Small Cap Value	24.24%
Royce Premier	26.22%
AIM Small Cap Growth	26.28%
American Funds EuroPacific Growth	9.72%

The Nonqualified Plan provides for payment of deferred compensation and earnings thereon. A distribution is made upon a participant's separation from service with us or his or her "retirement" (*i.e.*, a participant's attainment of age 55), a date specified by the participant in his or her compensation deferral agreement, the death of a participant (in such a case, to the designated beneficiary) or a "change in control." Distributions upon a separation from service may be made in a lump sum or in annual installments of two to 15 years, as elected by the participant. A participant may elect to receive up to three "in-service" distribution dates in a lump sum or two to five annual installments. Payments made on a participant's separation from service will begin on the first day of the seventh month following the date of separation from service. If a participant dies before installment payments have commenced, a lump sum will be distributed to the participant's beneficiary as soon as administratively feasible thereafter, to the extent no adverse tax consequences are triggered under Section 409A of the Code. If a participant dies after the date distributions have commenced, then installment payments shall continue to be distributed to such participant's beneficiary in accordance with the participant's election. Loans are not permitted under the Nonqualified Plan, although distributions are permitted in the case of certain emergencies.

The Nonqualified Plan is intended to provide participants with a tax deferral opportunity for compensation paid by us. The deferred amounts are not subject to income tax or income tax withholding when earned and deferred, but are fully taxable (and withheld appropriately) when distributed.

Potential Payments Upon Termination or Change in Control

The following tables summarize the value of the termination payments and benefits that Dr. Barer, Mr. Hugin, Ms. Fouse, Mr. Brouwer and Dr. Burton would have received if they had terminated employment or if a change in control of the Company occurred on December 31, 2010 under the circumstances shown. For further description of the employment agreements governing these payments, see "Additional Information Regarding Executive Compensation — Agreements with our Named Executive Officers." The tables exclude (i) amounts accrued through December 31, 2010 that would be paid in the normal course of continued employment, such as accrued but unpaid salary and earned annual bonus for fiscal 2009, (ii) vested account balances under our 401(k) Plan that is generally available to all of our employees and (iii) any post-employment benefit that is available to all of our salaried employees and does not discriminate in favor of the Named Executive Officers.

Sol J. Barer

Benefit (a)	Retirement (b)	Death (c)	Disability (d)	Termination by Company Without Cause (e)	Termination in Connection with a Change in Control (f)
Cash Severance	$ —	$ 2,492,400 (1)	$ 2,492,400 (1)	$ 2,492,400 (1)	$ 9,211,653 (2)(3)
Acceleration of Stock Options and RSUs	$ 5,869,710 (4)	$ 5,869,710 (4)	$ 5,869,710 (4)	—	$ 5,869,710 (4)
MIP Payment	$ 1,930,551 (5)	—	—	—	—
LTIP Payment	$ 2,672,292 (6)	$ 2,672,292 (6)	$ 2,672,292 (6)	—	$ 3,994,375 (7)
Nonqualified Plan	$13,966,922 (8)	$13,966,922 (8)	$13,966,922 (8)	$13,966,922 (8)	$13,966,922 (8)
Health & Welfare Benefits	$ 49,734 (9)	—	—	—	$ 49,734 (9)
280G Tax Gross-Up	$ —	—	—	—	—
TOTAL	$24,489,209	$25,001,324	$25,001,324	$16,459,322	$33,092,394

(1) Executive was entitled to receive a lump sum payment equal to the executive's then annual base salary and a pro rata share of the executive's annual (MIP) target bonus (based on the assumption that all performance or other criteria had been met) which equals the total MIP award, assuming the executive's termination of employment on December 31, 2010.

(2) Executive was entitled to receive the payments and benefits set forth in this section if his employment was terminated: (i) by us without cause, by the executive for good reason or due to the executive's disability within two years following a change in control or (ii) by us without cause or by the executive for good reason within 90 days prior to a change in control.

(3) Executive is entitled to receive a lump sum payment equal to three times the executive's then annual base salary plus three times the executive's highest annual (MIP) bonus paid within the three years prior to the change in control.

(4) Reflects the excess of the fair market value of the underlying shares over the exercise price of all unvested options and the fair market value of the shares underlying unvested RSUs as of December 31, 2010. In connection with a change in control, stock options and RSUs will become fully vested without regard to whether there is a termination of employment. For this purpose, "retirement" generally means termination of the executive by us without cause on or after the executive's attainment of age 55, except with respect to stock options granted after June 18, 2002, "retirement" generally means the executive's voluntary resignation on or after the executive's attainment of age 55 and the completion of five years of service.

(5) The MIP provides for a pro rata award payable on the executive's retirement. The MIP payment in the table reflects the total MIP award, assuming the executive's termination of employment on December 31, 2010.

(6) The LTIP provides for a pro rata award payable on the executive's retirement (subject to the approval of the Compensation Committee), death or disability. The LTIP payment in the table reflects the total LTIP award, assuming the executive's termination of employment on December 31, 2010.

(7) Upon a change in control, the executive is entitled to his target award for each plan cycle in effect or, if higher, an award based on actual performance through the date of the change in control. The LTIP payment in the table reflects the total LTIP award, assuming a change in control occurred on December 31, 2010.

(8) The Nonqualified Plan provides for payment of deferred compensation (based upon contributions made by Dr. Barer in the form of payroll deductions and matching company contributions) and earnings thereon. Amounts payable under the Nonqualified Plan are described and quantified in the "Nonqualified Deferred


2011 Proxy Material

Compensation Table" (column f) included elsewhere in this proxy statement. For purposes of the Nonqualified Plan, "retirement" generally means executive's attainment of age 55.

(9) Executive is entitled to the payment of health and welfare premiums (with respect to Dr. Barer and his spouse until they are eligible for health care benefits pursuant to Medicare, and with respect to his eligible dependent until June 30, 2012) where the first 18 months are continuation coverage under COBRA.

Robert J. Hugin

Benefit (a)	Retirement (b)	Death (c)	Disability (d)	Termination by Company without cause (e)	Termination in Connection with a Change in Control (f)
Cash Severance	$ —	$ 2,042,250 (1)	$ 2,042,250 (1)	$ 2,042,250 (1)	$ 7,495,497 (2)(3)
Acceleration of Stock Options and RSUs	$ 3,816,777 (4)	$ 3,816,777 (4)	$ 3,816,777 (4)	—	$ 3,816,777 (4)
MIP Payment	$ 1,523,499 (5)	—	—	—	—
LTIP Payment	$ 1,883,500 (6)	$ 1,883,500 (6)	$ 1,883,500 (6)	—	$ 2,653,500 (7)
Nonqualified Plan	$ 3,620,607 (8)	$ 3,620,607 (8)	$ 3,620,607 (8)	$ 3,620,607 (8)	$ 3,620,607 (8)
Health & Welfare Benefits	$ —	—	—	—	$ 266,587 (9)
280G Tax Gross-Up	$ —	—	—	—	—
TOTAL	$10,844,383	$11,363,134	$11,363,134	$ 5,662,857	$17,852,968

(1) Executive is entitled to receive a lump sum payment equal to the executive's then annual base salary and a pro rata share of the executive's annual (MIP) target bonus (based on the assumption that all performance or other criteria had been met) which equals the total MIP award, assuming the executive's termination of employment on December 31, 2010.

(2) Executive is entitled to receive the payments and benefits set forth in this section if his employment is terminated: (i) by us without cause, by the executive for good reason or due to the executive's disability within two years following a change in control or (ii) by us without cause or by the executive for good reason within 90 days prior to a change in control.

(3) Executive is entitled to receive a lump sum payment equal to three times the executive's then annual base salary plus three times the executive's highest annual (MIP) bonus paid within the three years prior to the change in control.

(4) Reflects the excess of the fair market value of the underlying shares over the exercise price of all unvested options and the fair market value of the shares underlying unvested RSUs as of December 31, 2010. In connection with a change in control, stock options and RSUs will become fully vested without regard to whether there is a termination of employment. For this purpose, "retirement" generally means termination of the executive by us without cause on or after the executive's attainment of age 55, except with respect to stock options granted after June 18, 2002, "retirement" generally means the executive's voluntary resignation on or after the executive's attainment of age 55 and the completion of five years of service.

(5) The MIP provides for a pro rata award payable on the executive's retirement or death. The MIP payment in the table reflects the total MIP award, assuming the executive's termination of employment on December 31, 2010.

(6) The LTIP provides for a pro rata award payable on the executive's retirement (subject to the approval of the Compensation Committee), death or disability. The LTIP payment in the table reflects the total LTIP award, assuming the executive's termination of employment on December 31, 2010.

(7) Upon a change in control, the executive is entitled to his target award for each plan cycle in effect or, if higher, an award based on actual performance through the date of the change in control. The LTIP payment in the table reflects the total LTIP award, assuming a change in control occurred on December 31, 2010.

(8) The Nonqualified Plan provides for payment of deferred compensation (based upon contributions made by Mr. Hugin in the form of payroll deductions and matching company contributions) and earnings thereon.

Amounts payable under the Nonqualified Plan are described and quantified in the "Nonqualified Deferred Compensation Table" (column f) included elsewhere in this proxy statement. For purposes of the Nonqualified Plan, "retirement" generally means executive's attainment of age 55.

(9) Executive is entitled to payment of health and welfare premiums on a tax grossed-up basis for the executive and his dependents for three years where the first 18 months are continuation coverage under COBRA.

Jacqualyn A. Fouse

Benefit (a)	Retirement (b)	Death (c)	Disability (d)	Termination by Company without cause (e)	Termination in Connection with a Change in Control (f)
Cash Severance	$ —	—	—	$1,163,249 (1)	$1,744,873 (2)
Acceleration of Stock Options and RSUs	$ —	—	—	—	$1,119,985 (3)
MIP Payment	$ — (4)	$ 455,000 (4)	—	—	—
Nonqualified Plan	$45,057 (5)	$1,045,057 (5)	$1,045,057 (5)	$ 45,057 (5)	$1,045,057 (5)
280G Cut-Back	$ —	—	—	—	— (6)
TOTAL	$45,057	$1,500,057	$1,045,057	$1,208,306	$3,909,915

(1) Executive is entitled to receive (i) a lump sum payment equal to the executive's then annual base salary, and the executive's annual (MIP) target bonus (based on the assumption that all performance or other criteria had been met); and (ii) 12 months of continued benefits.

(2) Executive is entitled to receive the 1.5 times the payments and benefits set forth in footnote (1) if her employment is terminated by the Company for any reason on or following a change in control.

(3) Reflects the excess of the fair market value of the underlying shares over the exercise price of all unvested options and the fair market value of the shares underlying unvested RSUs as of December 31, 2010. In connection with a change in control, Ms. Fouse's stock options and RSUs will become fully vested if her employment is terminated in connection with a change in control.

(4) The MIP provides for a pro rata award payable on the executive's retirement or death, however Ms. Fouse's letter agreement provides for an un-prorated bonus for fiscal 2010. The MIP payment in the table reflects the total MIP award, assuming the executive's termination of employment on December 31, 2010. As of December 31, 2010, Ms. Fouse did not meet retirement eligibility. If retirement eligible, Ms. Fouse would have received a MIP payout of $455,000.

(5) The Nonqualified Plan provides for payment of deferred compensation and earnings thereon. Amounts payable under the Nonqualified Plan are described and quantified in the "Nonqualified Deferred Compensation Table" (column f) included elsewhere in this proxy statement. For purposes of the Nonqualified Plan, "retirement" generally means executive's attainment of age 55. As of December 31, 2010, Ms. Fouse did not meet retirement eligibility. If retirement eligible, Ms. Fouse would have received a one-time payout of the $1,000,000 contribution made by the Company plus any accrued earnings thereon.

(6) If Ms. Fouse becomes entitled to any amounts subject to the excise tax under Code Section 280G, such amounts will be reduced to the extent necessary to avoid such excise tax if such reduction would result in a greater payment amount to Ms. Fouse.

Aart Brouwer

Benefit (a)	Retirement (b)	Death (c)	Disability (d)	Termination by Company without cause (e)	Termination in Connection with a Change in Control (f)
Cash Severance	$ —	—	—	—	—
Acceleration of Stock Options and RSUs	$ —	—	—	—	$347,660 (1)
MIP Payment	$192,000 (2)(5)	$192,000 (2)(5)	—	—	—
LTIP Payment	$409,224 (3)(5)	$409,224 (3)(5)	$409,224 (3)(5)	—	$409,224 (4)(5)
Nonqualified Plan	$ —	—	—	—	—
TOTAL	$601,224	$601,224	$409,224	—	$756,884

(1) Reflects the excess of the fair market value of the underlying shares over the exercise price of all unvested options and the fair market value of the shares underlying unvested RSUs as of December 31, 2010. In connection with a change in control, stock options and RSUs will become fully vested without regard to whether there is a termination of employment.

(2) The MIP provides for a pro rata award payable on the executive's retirement or death. The MIP payment in the table reflects the total MIP award, assuming the executive's termination of employment on December 31, 2010.

(3) The LTIP provides for a pro rata award payable on the executive's retirement (subject to the approval of the Compensation Committee), death or disability. The LTIP payment in the table reflects the total LTIP award, assuming the executive's termination of employment on December 31, 2010.

(4) Upon a change in control, the executive is entitled to his target award for each plan cycle in effect or, if higher, an award based on actual performance through the date of the change in control. The LTIP payment in the table reflects the total LTIP award, assuming a change in control occurred on December 31, 2010. Mr. Brouwer received the benefits set forth under column (b) above upon his retirement on December 31, 2010.

(5) The amount reflects the value of the payment to Mr. Brouwer in Swiss francs as converted to the U.S. dollar using the 2010 average exchange ratio of approximately 1.04 Swiss francs per U.S. dollar.

Graham Burton, MBBS, FRCP

Benefit (a)	Retirement (b)	Death (c)	Disability (d)	Termination by Company without cause (e)	Termination in Connection with a Change in Control (f)
Cash Severance	$ —	—	—	$ 786,018 (1)	$ 786,018 (2)
Acceleration of Stock Options and RSUs	$ —	—	—	—	$1,255,831 (3)
MIP Payment	$ 386,020 (4)	$ 386,020 (4)	—	—	
LTIP Payment	$ 576,526 (5)	$ 576,526 (5)	$576,526 (5)	—	$ 809,859 (6)
Nonqualified Plan	$ 400,032 (7)	$ 400,032 (7)	$400,032 (7)	$ 400,032 (7)	$ 400,032 (7)
TOTAL	$1,362,578	$1,362,578	$976,558	$1,186,050	$3,251,740

(1) Executive is entitled to receive (i) a lump sum payment equal to the executive's then annual base salary, and the executive's annual (MIP) target bonus (based on the assumption that all performance or other criteria had been met); and (ii) 12 months of Company-paid COBRA coverage subject to Dr. Burton's payments of the premiums at the applicable active rate.

(2) Executive is entitled to receive the same payments and benefits set forth in footnote (1) if his employment is terminated by the Company for any reason on or following a change in control.

(3) Reflects the excess of the fair market value of the underlying shares over the exercise price of all unvested options and the fair market value of the shares underlying unvested RSUs as of December 31, 2010. In connection with a change in control, stock options and RSUs will become fully vested without regard to whether there is a termination of employment. In addition, the Compensation Committee approved the vesting of 2,778 RSUs upon his retirement.

(4) The MIP provides for a pro rata award payable on the executive's retirement or death. The MIP payment in the table reflects the total MIP award, assuming the executive's termination of employment on December 31, 2010.

(5) The LTIP provides for a pro rata award payable on the executive's retirement (subject to the approval of the Compensation Committee), death or disability. The LTIP payment in the table reflects the total LTIP award, assuming the executive's termination of employment on December 31, 2010.

(6) Upon a change in control, the executive is entitled to his target award for each plan cycle in effect or, if higher, an award based on actual performance through the date of the change in control. The LTIP payment in the table reflects the total LTIP award, assuming a change in control occurred on December 31, 2010.

(7) The Nonqualified Plan provides for payment of deferred compensation (based upon contributions made by Dr. Burton in the form of payroll deductions) and earnings thereon. Amounts payable under the Nonqualified Plan are described and quantified in the "Nonqualified Deferred Compensation Table" (column f) included elsewhere in this proxy statement. For purposes of the Nonqualified Plan, "retirement" generally means executive's attainment of age 55.

David W. Gryska

As discussed in this proxy statement, Mr. Gryska resigned from the Company effective November 1, 2010 and in connection with his resignation, on August 23, 2010, we entered into a separation agreement with Mr. Gryska that provided for his full release of claims against the Company and provided him a $550,000 lump sum payment and continued coverage under our health plan pursuant to COBRA at the Company's expense for up to 12 months.

DIRECTOR COMPENSATION

All members of the Board of Directors who are not our employees, or the Non-Employee Directors, currently receive an annual retainer of $60,000 per year, payable quarterly in arrears. In addition, all Non-Employee Directors are eligible to receive stock options and RSUs pursuant to the 2008 Stock Incentive Plan as amended and described below.

In addition, the Chairman of the Audit Committee receives $30,000, the Chairman of the Compensation Committee receives $18,000, the Chairman of the Nominating Committee receives $14,000 and the Chairman of the Executive Committee receives $10,000 in annual cash compensation. Each member of the Audit Committee (other than the Chairman) receives $15,000, each member of the Compensation Committee (other than the Chairman) receives $10,000, each member of the Nominating Committee (other than the Chairman) receives $6,000 and each non-employee member of the Executive Committee receives $5,000 in annual cash compensation. The independent Lead Director receives $20,000 in annual cash compensation.

Effective from and after the date of the 2011 Annual Meeting, the Non-Employee Directors' annual retainer will be increased by $15,000 from $60,000 to $75,000 per year, and the independent Lead Director's annual retainer will be increased by $15,000 per year from $20,000 to $35,000. In addition, the following increases in annual compensation for the committee chairs will take effect after the date of the 2011 Annual Meeting: (i) an increase in the Chairman of the Compensation Committee's annual fee by $7,000 from $18,000 to $25,000 per year; and (ii) an increase in the Chairman of the Nominating Committee's annual fee by $1,000 from $14,000 to $15,000 per year. The following increases in the annual compensation for committee members also will take effect after the date of the Annual Meeting: (i) an increase in the annual fee for members of the Compensation Committee by $2,500 from $10,000 to $12,500 per year; and (ii) an increase in the annual fee for members of the Nominating Committee by $1,500 from $6,000 to $7,500 per year.

Our 2008 Stock Incentive Plan currently provides that Non-Employee Directors will receive equity awards as follows:

- upon initial election or appointment to the Board of Directors, an award of a nonqualified stock option to purchase 25,000 shares of Common Stock, and
- upon election as a continuing member of the Board of Directors, an award of a nonqualified stock option to purchase 12,333 shares of Common Stock and 2,055 RSUs, in each case, prorated for partial years. The foregoing split between stock options and RSUs is based on a split of two-thirds stock options and one-third RSUs, using a three to one ratio of stock options to RSUs in calculating the number of RSUs.

The amendment of our 2008 Stock Incentive Plan, as further described in Proposal Three of this proxy statement, provides that effective upon the date of the 2011 Annual Meetings and thereafter, Non-Employee Directors will receive discretionary awards of non-qualified stock options and restricted stock units upon election to the Board of Directors and at our annual meetings, as determined by the Board of Directors. The Board of Directors has determined that:

- upon initial election or appointment to the Board of Directors at the 2011 Annual Meeting a Non-Employee Director will be granted an award of a nonqualified stock option to purchase 20,000 shares of Common Stock; and
- upon election as a continuing member of the Board of Directors at the 2011 Annual Meeting, Non-Employee Directors will be granted, an award of a nonqualified stock option to purchase 9,300 shares of Common Stock and 3,100 RSUs, in each case, prorated for partial years. The foregoing split between stock options and RSUs is based on an even split between stock options and RSUs, using a three to one ratio of stock options to RSUs in calculating the number of RSUs.

In addition, our Board of Directors has increased the minimum stock ownership guidelines to be achieved within a five-year period of the date of the Annual Meeting. These guidelines provide for target stockholdings in an amount equal to four times a Non-Employee Director's annual cash retainer of $75,000. Such guidelines will be deemed satisfied if the Non-Employee Director holds, by the end of the applicable five-year period, at least that number of shares of our Common Stock equal to the value of the target amount divided by our stock price on the date of the Annual Meeting. In determining whether a Non-Employee Director meets the guidelines, we consider owned shares and vested restricted or deferred stock units, but we do not consider stock options.

DIRECTOR COMPENSATION TABLE

As described more fully below, the following table summarizes the annual cash compensation for the Non-Employee Directors serving as members of our Board of Directors during fiscal 2010.

Name	Fees Earned or Paid in Cash	RSU Awards(1)	Option Awards(1)	Non-Equity Incentive Plan Compensation	Change in Pension Value and Nonqualified Deferred Compensation Earnings(2)	All Other Compensation	Total
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)
Michael D. Casey	$ 99,000	$113,806	$229,764	—	—	—	$442,570
Carrie Cox	$ 82,500	$ 56,765	$114,575	—	—	—	$253,840
Rodman L. Drake	$ 84,000	$113,806	$229,764	—	—	—	$427,570
Arthur Hull Hayes, Jr. M.D.(3)	$ 15,000	—	—	—	—	—	$ 15,000
Gilla Kaplan, Ph.D.	$ 75,000	$113,806	$229,764	—	—	—	$418,570
James J. Loughlin	$100,000	$113,806	$229,764	—	—	—	$443,570
Ernest Mario, Ph.D.	$ 71,000	$113,806	$229,764	—	—	—	$414,570
Walter L. Robb	$ 75,000	$113,806	$229,764	—	—	—	$418,570

(1) The value of stock awards in column (c) and stock options in column (d) equals the fair value at date of grant, disregarding for this purpose the estimate of forfeitures related to service-based vesting conditions. The value is calculated in accordance with FASB ASC 718. The assumption used in determining the grant date fair values of these awards are set forth in note 15 to our consolidated financial statements included in our Annual Report Form 10-K for fiscal 2010 filed with the SEC.

At December 31, 2010, the aggregate number of outstanding stock option awards held by each Non-Employee Director was: Mr. Casey — 196,541 shares; Ms. Cox — 31,150 shares; Mr. Drake — 90,041 shares; Dr. Kaplan — 279,541 shares; Mr. Loughlin — 80,791 shares; Dr. Mario — 71,166 shares; and Dr. Robb — 58,641 shares.

At December 31, 2010, the aggregate number of outstanding RSUs held by each Non-Employee Director was: Mr. Casey — 3,425 RSUs; Ms. Cox — 1,025 RSUs; Mr. Drake — 3,425 RSUs; Dr. Kaplan — 3,425 RSUs; Mr. Loughlin — 3,425 RSUs; Dr. Mario — 3,425 RSUs; and Dr. Robb — 3,425 RSUs.

(2) We do not have a pension plan or a nonqualified deferred compensation plan for our Non-Employee Directors.

(3) Arthur Hull Hayes, Jr., M.D., who served as a member of our Board of Directors, passed away on February 11, 2010.


2011 Proxy Material

EQUITY COMPENSATION PLAN INFORMATION

The following table summarizes shares of our Common Stock to be issued upon exercise of options and warrants, the weighted-average exercise price of outstanding options and warrants and options available for future issuance pursuant to our equity compensation plans as of December 31, 2010:

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans
Equity compensation plans approved by security holders(1)	41,888,197	$49.29	15,605,593
Equity compensation plans not approved by security holders	761,641	$ 9.65	—
Total	42,649,838	$48.56	15,605,593

(1) Amount includes 1,510,384 of RSUs, issuable pursuant to our 2008 Stock Incentive Plan. These shares were excluded when calculating the weighted average exercise price of outstanding options, warrants and rights.

The Anthrogenesis Corporation Qualified Employee Incentive Stock Option Plan, or the Qualified Plan, has not been approved by our stockholders. As a result of our acquisition of Anthrogenesis on December 31, 2002, we acquired the Qualified Plan and the Anthrogenesis Nonqualified Recruiting and Retention Stock Option Plan, or the Anthrogenesis Nonqualified Plan. No future awards will be granted under the Anthrogenesis Nonqualified Plan. The Qualified Plan authorizes the award of incentive stock options, which are stock options that qualify for special federal income tax treatment. The exercise price of any stock option granted under the Qualified Plan may not be less than the fair market value of Common Stock on the date of grant. In general, each option granted under the Qualified Plan vests evenly over a four-year period and expires ten years from the date of grant, subject to earlier expiration in case of termination of employment. The vesting period is subject to certain acceleration provisions if a change in control occurs. No award will be granted under the Qualified Plan on or after December 31, 2007.

In connection with our acquisition of Pharmion on March 7, 2008, we assumed the Pharmion Corporation 2000 Stock Incentive Plan and the outstanding, unvested stock options to purchase shares of Pharmion common stock granted thereunder. Such outstanding, unvested stock options were converted in the acquisition transaction into equivalent stock options to purchase shares of our common stock on the same general terms and conditions as the original awards. There will be no new awards issued under the Pharmion Corporation 2000 Stock Incentive Plan.

Audit Committee Report

Pursuant to rules adopted by the SEC designed to improve disclosures related to the functioning of corporate audit committees and to enhance the reliability and credibility of financial statements of public companies, the Audit Committee of our Board of Directors submits the following report:

Audit Committee Report to Stockholders

The Audit Committee of the Board of Directors is responsible for providing independent, objective oversight of the Company's accounting functions and internal controls. The Audit Committee is composed of four directors, each of whom is independent as defined by the Nasdaq Listing Rules. The Audit Committee operates under a written charter approved by the Board of Directors and held nine meetings in fiscal 2010. A copy of the charter has been filed as Appendix A to our proxy statement for our 2004 Annual Meeting filed on April 29, 2004 and is available on the Company's website at *www.celgene.com* by choosing the "Investor Relations" link then clicking on the "Corporate Governance" section.

Management is responsible for the Company's internal controls over financial reporting, disclosure controls and procedures and the financial reporting process. The independent registered public accounting firm is responsible for performing an independent audit of the Company's consolidated financial statements and the effectiveness of the Company's internal control over financial reporting in accordance with Public Company Accounting Oversight Board (PCAOB) standards and to issue reports thereon. The Audit Committee's responsibility is to monitor and oversee these processes, including the activities of the Internal Audit function. The Audit Committee has established a mechanism to receive, retain and process complaints on auditing, accounting and internal control issues, including the confidential, anonymous submission by employees, vendors, customers and others of concerns on questionable accounting and auditing matters.

In connection with these responsibilities, the Audit Committee met with management and the independent registered public accounting firm to review and discuss the December 31, 2010 audited consolidated financial statements. The Audit Committee also discussed with the independent registered public accounting firm the matters required by Statement on Auditing Standards Update No. 61, as amended (AICPA, Professional Standards, Vol. 1, AU section 380), as adopted by the PCAOB in Rule 3200T. In addition, the Audit Committee received the written disclosures from the independent registered public accounting firm required by applicable requirements of the PCAOB regarding the independent accountant's communications with the Audit Committee concerning independence, and the Audit Committee has discussed the independent registered public accounting firm's independence from the Company and its management.

Based upon the Audit Committee's discussions with management and the independent registered public accounting firm, and the Audit Committee's review of the representations of management and the independent registered public accounting firm, the Audit Committee recommended that the Board of Directors include the audited consolidated financial statements in the Company's Annual Report on Form 10-K for fiscal 2010 filed with the SEC.

The Audit Committee also has appointed, subject to stockholder ratification, KPMG LLP as the Company's independent registered public accounting firm for fiscal 2011.

Respectfully submitted,

THE AUDIT COMMITTEE

James J. Loughlin, Chairman
Carrie S. Cox
Gilla Kaplan, Ph.D.
Walter L. Robb, Ph.D.

PROPOSAL TWO:

Independent Registered Public Accounting Firm

The Audit Committee has appointed KPMG LLP, to serve as our independent registered public accounting firm, to audit our consolidated financial statements and the effectiveness of our internal control over financial reporting for the current year. Representatives of KPMG LLP are expected to be present at the meeting of stockholders and will be given an opportunity to make a statement if they so desire. They are expected to be available to respond to appropriate questions.

We are asking our stockholders to ratify the selection of KPMG LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2011. Although ratification is not required by our By-laws or otherwise, the Board is submitting the selection of KPMG LLP to our stockholders for ratification because we value our stockholders' views on our independent registered public accounting firm and as a matter of good corporate practice. In the event that our stockholders fail to ratify the selection, it will be considered as a direction to the Board of Directors and the Audit Committee to consider the selection of a different firm. Even if the selection is ratified, the Audit Committee in its discretion may select a different independent registered public accounting firm at any time during the year if it determines that such a change would be in our best interests and the best interests of our stockholders.

Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services of Independent Registered Public Accounting Firm

The Audit Committee pre-approves all audit and permissible non-audit services provided by our independent registered public accounting firm. These services may include audit services, audit-related services, tax services and other services.

Principal Accountant Fees and Services

The following table summarizes fees payable for services provided to us by our independent registered public accounting firm, which were pre-approved by the Audit Committee, for fiscal 2009 and fiscal 2010.

	2009	2010
Audit Fees	$4,292,000	$5,108,000
Audit-Related Fees	$ 38,000	$ 43,000
Tax Fees	$ 140,000	$1,024,000
Other	—	—

Audit Fees: include fees for professional services rendered for the audits of the consolidated financial statements and effectiveness of internal control over financial reporting of the Company, quarterly reviews, statutory audits, consents and assistance with and review of documents filed with the SEC.

Audit-Related Fees: include fees for audit-related services consisting of employee benefit plan audits.

Tax Fees: include fees for tax services, including tax compliance, tax advice and tax planning.

The proposal to ratify the Audit Committee's selection of KPMG LLP as our independent registered public accounting firm will require the affirmative vote of the holders of a majority of the shares of Common Stock cast in person or by proxy.

RECOMMENDATION OF THE BOARD OF DIRECTORS

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR THE ADOPTION OF PROPOSAL TWO

PROPOSAL THREE:

Approval of an Amendment to our 2008 Stock Incentive Plan

Our stockholders are being asked to approve an amendment (the "Amendment") to our 2008 Stock Incentive Plan. The Amendment was approved by the Board of Directors on and, effective as of, April 13, 2011, with certain amendments subject to stockholders' approval. The Amendment includes the following key modifications that are subject to stockholder' approval:

- Adoption of an aggregate share reserve of 81,981,641 shares of our Common Stock. This number includes our current share reserve of 70,781,641 shares of our Common Stock and 11,200,000 additional new shares of our Common Stock. We continue to maintain a "fungible share limit" where each share of our Common Stock subject to full value awards (*e.g.*, restricted stock, other stock-based awards or performance awards denominated in Common Stock) will be counted as 1.6 shares against the aggregate share reserve under the Plan;
- Extension of the term of the Plan through April 13, 2021 (currently the Plan is scheduled to expire after April 15, 2019); and
- preclude the grant of any award to eligible employees or non-employee directors who are resident in France or subject to the French social scheme on or after the fifth anniversary of stockholder approval of the Amendment unless the stockholders approve a new term for awards to such participants or this limitation is not required under French law, regulation or other authority. This limitation will be effective upon the date of stockholder approval of the Amendment and is intended to comply with applicable French legal requirements as commented by the French tax administration guidelines and ensure eligibility for favorable tax and social security treatment for awards granted to such French participants.

In addition to the foregoing, our stockholders are being asked to approve the Section 162(m) performance goals under the 2008 Stock Incentive Plan so that certain incentive awards granted under the Plan to executive officers of the Company may qualify as exempt performance-based compensation under Section 162(m) of the Code. Otherwise, Section 162(m) of the Code generally disallows the corporate tax deduction for certain compensation paid in excess of $1,000,000 annually to each of the chief executive officer and the three other most highly paid executive officers of publicly held companies (other than the chief financial officer). Section 162(m) of the Code generally requires such performance goals to be approved by stockholders every five years. If stockholders do not approve the Section 162(m) performance goals at the Annual Meeting, then awards granted under the Plan after the first stockholder's meeting in 2014 will not qualify as exempt performance-based compensation under Code Section 162(m) unless such approval is obtained or stockholders approve other designated performance criteria at or prior to the first stockholders' meeting in 2014. Notwithstanding the foregoing, awards of stock options and stock appreciation rights will continue to qualify as exempt performance-based compensation under Section 162(m) of the Code even if the stockholders do not approve the 162(m) performance goals at or prior to the first stockholders' meeting in 2014.

In addition, the Amendment provides for the following changes that are not subject to stockholder approval:

- To reflect corporate governance best practices, the Amendment modifies the provisions relating to a change in control of the Company for awards granted on or after the date of the Annual Meeting and provides that unless otherwise determined at grant, such awards will not vest upon a change in control (*i.e.*, upon a "single trigger"), but will vest upon an involuntary termination without cause that occurs within 2 years following a change in control (*i.e.*, upon a "double trigger"). Awards granted prior to the date of the Annual Meeting will vest upon a single trigger;
- To reflect corporate governance best practices, the Amendment provides that the Corporation may not repurchase stock options with an exercise price per share that is below the fair market value of our Common Stock without stockholder approval;
- To eliminate the specified number of nonqualified stock options and restricted stock units automatically granted to Non-Employee Directors upon election to the Board of Directors and at annual meetings. In lieu of the automatic grants, the Amendment provides for discretionary awards of non-qualified stock options


2011 Proxy Material

and RSUs to Non-Employee Directors, subject to the Plan provisions regarding vesting. This change was adopted to provide for flexibility in the amount and mix of the annual non-qualified stock options and RSUs granted to Non-Employee Directors. The Board of Directors believes that this added flexibility is appropriate as it will allow adjustments to the grants made to Non-Employee Directors as necessary to allow the Company to remain competitive with its peers in compensating its Non-Employee Directors;

- To provide that if a Non-Employee Director fails to stand for election at an annual meeting, and such annual meeting occurs prior to the date that a portion of a stock option that was granted to the Non-Employee Director upon his initial election or appointment to the Board of Directors would have otherwise vested in the year of such annual meeting, such portion will vest on the day preceding the annual meeting subject to the Non-Employee Director continuing as a director until such date. This change was adopted to ensure that a Non-Employee Director who has served on the Board of Directors and chooses not to continue will not forfeit stock options as a result of the Company's scheduling of its annual meetings; and
- To provide that all stock option grants made to a Non-Employee Director will become fully vested upon the Non-Employee Director's death or disability. This change was adopted to conform the treatment of stock options granted to Non-Employee Directors on death or disability to the current treatment of RSUs granted to Non-Employee Directors on death or disability.

We anticipate filing a Registration Statement on Form S-8 with the SEC to register the additional amount of new shares of our Common Stock to be included in the aggregate share reserve under the Plan, as amended by the Amendment, effective upon and subject to stockholders' approval of the Amendment, as soon as practicable upon such stockholders' approval of the Amendment.

Background of the Proposal to Approve the Amendment

As of April 19, 2011, the closing price of shares of our Common Stock as reported on Nasdaq, was $56.38 per share. In addition, as of April 19, 2011, stock options outstanding and shares available for grant under all of our equity compensation plans are as follows:

	Total
Stock options outstanding, all plans (1)	42,992,252
Full-value awards outstanding, all plans	1,755,140
Shares available for awards, all plans (2)	12,792,619

(1) As of April 19, 2011, the range of the exercise prices of stock options outstanding under all of our equity compensation plans was $2.75 to $73.92, with a weighted-average exercise price of $49.19. The closing price of a share of our Common Stock on such date was $56.38. The weighted-average remaining contractual life of stock options outstanding under all of our equity compensation plans as of April 19, 2011 was 6.7 years.

(2) Represents shares of our Common Stock reserved for issuance under all of our equity compensation plans as of April 19, 2011.

The Board of Directors believes that stock ownership by employees provides performance incentives and fosters long-term commitment to our benefit and the benefit of our stockholders and that the proposed increase in the share reserve will provide an adequate reserve of shares of Common Stock under the Plan to allow us to compete successfully with other companies in attracting and retaining valuable employees.

The Board of Directors recommends that stockholders approve the Amendment. If the requisite stockholder approval of the Amendment is not obtained, the portion of the Amendment that is subject to stockholder approval (namely, the share reserve and term) will not take effect. If such approval is not obtained, we may continue to grant awards under the Plan in accordance with the terms and the current share reserve under the Plan. Finally, the Board of Directors also recommends that the stockholders of the Company re-approve the performance goals under the Plan so that certain incentive awards granted under the Plan to executive officers of the Company after the first stockholders' meeting in 2014 may qualify as exempt performance-based compensation under Section 162(m) of the Code, which otherwise generally disallows the corporate tax deduction for certain compensation paid in excess of $1,000,000 annually to each of the chief executive officer and the three other most highly paid executive officers of publicly held companies (other than the chief financial officer). Stockholders last approved the performance goals at the 2009 stockholders' meeting and Section 162(m) of the Code generally requires such performance goals to be approved by stockholders every five years.

The following is a brief summary of the principal provisions of the Plan, as amended by the Amendment. This summary does not purport to be complete and is qualified in its entirety by reference to the text of the Plan, as amended by the Amendment. A copy of the Amendment is annexed to this proxy statement as Appendix B.

Summary of the Plan (as amended)

Purpose; Eligibility. The purpose of the Plan is to enable us and our affiliates to attract, retain and motivate key employees and Non-Employee Directors who are important to our success and growth, and to strengthen the mutuality of interests between such individuals and our stockholders by granting such individuals stock-based incentives and other equity interests in us.

Administration. The Plan is administered by the Compensation Committee or such other committee or subcommittee appointed from time to time by the Board of Directors (referred to as the "Committee"), which is intended to consist of two or more non-employee directors, each of whom will be, to the extent required by Rule 16b-3 under the Exchange Act, Section 162(m) of the Code and the rules of the Financial Industry Regulatory Authority, a non-employee director as defined in Rule 16b-3, an outside director as defined under Section 162(m) of the Code and an independent director as defined under Rule 5605(a)(2) of the Nasdaq Listing Rules. If for any reason the appointed Committee does not meet the requirements of Rule 16b-3 of the Exchange Act or Section 162(m) of the Code, the validity of the awards, grants, interpretation or other actions of the Committee will not be affected. The Committee has the full authority to select those individuals eligible to receive awards and the amount and type of awards.

Types of Awards. The Plan provides for the grant of any or all of the following types of awards to eligible employees: (i) stock options, including incentive stock options and nonqualified stock options; (ii) stock appreciation rights ("SARs"), in tandem with stock options or freestanding; (iii) restricted stock; (iv) other stock-based awards, including RSUs; and (v) performance-based awards. The Plan provides for grants of stock options and RSUs to Non-Employee Directors.

Stock Options. Options may be in the form of incentive stock options or nonqualified stock options. The Committee will, with regard to each stock option, determine the number of shares subject to the option, the term of the option (which shall not exceed ten years, provided that the term of an incentive stock option granted to a 10% stockholder shall not exceed five years), the exercise price per share of stock subject to the option, the vesting schedule and the other material terms of the option. Stock options will be subject to a minimum vesting schedule of one year, except that, with respect to participants other than named executive officers on the grant date, unvested stock options may become vested prior to the completion of such one-year period upon a change in control or a participant's retirement, disability, death, layoff pursuant to a reduction in workforce or termination of employment pursuant to a business acquisition, in each case, to the extent provided in the applicable award agreement. Awards with respect to up to 5% of the total number of shares reserved for awards under the Plan may be granted to any participant (including a named executive officer) without regard to any limit on accelerated vesting. No stock option may have an exercise price less than the "fair market value" (as defined in the Plan) of the Common Stock at the time of grant (or, in the case of an incentive stock option granted to a 10% stockholder, 110% of the fair market value of the Common Stock).

The exercise price upon exercise may be paid in cash, shares of Common Stock for which the recipient has good title free and clear of any lien or encumbrance or, if the Common Stock is traded on a national securities exchange, to the extent permitted by law, through the delivery of irrevocable instructions to a broker to deliver to us an amount equal to the exercise price. The Committee also may provide, at the time of grant, that the shares to be issued upon the exercise of a stock option be in the form of restricted stock or may reserve a right to do so after the time of grant.

The Plan contains express prohibition against repricing stock options and SARs. Without stockholder approval we are prohibited from either (i) reducing the exercise price of an outstanding stock option or SAR or


2011 Proxy Material

(ii) simultaneously canceling stock options or SARs for which the exercise price exceeds the then current fair market value of the underlying Common Stock and granting a new stock option or SAR with an exercise price equal to the then current fair market value of the underlying Common Stock.

Stock Appreciation Rights or SARs. The Committee may grant SARs either with a stock option, referred to as Tandem SARs, or independent of a stock option, referred to as Non-Tandem SARs. An SAR is a right to receive a payment in Common Stock, equal in value to the excess of the fair market value of a share of Common Stock on the date of exercise over the reference price per share of Common Stock established in connection with the grant of the SAR. The reference price per share covered by a SAR will be the per share exercise price of the related option in the case of a Tandem SAR and will be the per share fair market value of Common Stock on the date of the grant in the case of a Non-Tandem SAR. The Committee also may grant "limited SARs," either as Tandem SARs or Non-Tandem SARs, which may become exercisable only upon the occurrence of a "change in control" (as defined in the Plan) or such other event as the Committee may, in its sole discretion, designate at the time of grant or thereafter. SARs will be subject to a minimum vesting schedule of one year, except that, with respect to participants other than named executive officers on the grant date, unvested SARs may become vested prior to the completion of such one-year period upon a change in control or a participant's retirement, disability, death, layoff pursuant to a reduction in workforce or termination of employment pursuant to a business acquisition, in each case, to the extent provided in the applicable award agreement. Awards with respect to up to 5% of the total number of shares reserved for awards under the Plan may be granted to any participant (including a named executive officer) without regard to any limit on accelerated vesting.

Restricted Stock. The Committee may award shares of restricted stock. Upon the award of restricted stock, the recipient has all rights of a stockholder with respect to the shares, including, without limitation, the right to receive dividends, the right to vote such shares and, subject to and conditioned upon the full vesting of the shares of restricted stock, the right to tender such shares. Unless otherwise determined by the Committee at grant, the payment of dividends, if any, shall be deferred until the date that the relevant share of restricted stock vests.

Recipients of restricted stock are required to enter into a restricted stock award agreement with us which states the restrictions to which the shares are subject and the criteria or date or dates on which such restrictions will lapse. Within these limits, based on service, attainment of performance goals and such other factors as the Committee may determine in its sole discretion, or a combination thereof, the Committee may provide for the lapse of such restrictions in installments in whole or in part or may accelerate or waive such restrictions at any time. If the lapse of the relevant restriction is based on the attainment of performance goals, the Committee shall establish the goals, formulae or standards and the applicable vesting percentage for the restricted stock awards applicable to recipients. Restricted stock is subject to a minimum vesting schedule of three years (with no more than one-third of the shares of Common Stock subject thereto vesting on each of the first three anniversaries of the date of grant), except that, with respect to participants other than named executive officers on the grant date, unvested restricted stock may become vested prior to the completion of such three-year period upon a change in control or a participant's retirement, disability, death, layoff pursuant to a reduction in workforce or termination of employment pursuant to a business acquisition, in each case, to the extent provided in the applicable award agreement. Awards with respect to up to 5% of the total number of shares reserved for awards under the Plan may be granted to any participant (including a named executive officer) without regard to any limit on accelerated vesting.

Other Stock-Based Awards. The Committee may, subject to limitations under applicable law, make a grant of such other stock-based awards (including, without limitation, performance units, dividend equivalent units, stock equivalent units, RSUs and deferred stock units) under the Plan that are payable in cash or denominated or payable in or valued by shares of Common Stock or factors that influence the value of such shares. The Committee shall determine the terms and conditions of any such other award, which may include the achievement of certain minimum performance goals for purposes of compliance with Section 162(m) of the Code and/or a minimum vesting period. Other stock-based awards are subject to a minimum vesting schedule of three years (with no more than one-third of the shares of Common Stock subject thereto vesting on each of the first three anniversaries of the date of grant), except that, with respect to participants other than named executive officers on the grant date, unvested other stock-based awards may become vested prior to the completion of such three-year period upon a change in control or a participant's retirement, disability, death, layoff pursuant to a reduction in workforce or termination of employment pursuant to a business acquisition, in each case, to the extent provided in the applicable award agreement. Awards with respect to up to 5% of the total number of shares reserved for awards under the Plan may be granted to any participant (including a named executive officer) without regard to any limit on accelerated vesting. The performance goals for such other stock-based awards will be based on one or more of the objective criteria set forth on Exhibit A to the Plan and discussed in general below.

Performance-Based Awards. The Committee may award Common Stock and other awards (including awards of cash) that are valued in whole or in part by reference to, or are payable in or otherwise based on, Common Stock or the attainment of pre-established performance goals ("Performance Awards"). Performance Awards are subject to a minimum vesting schedule of three years (with no more than one-third of the shares of Common Stock subject thereto vesting on each of the first three anniversaries of the date of grant), except that, with respect to participants other than named executive officers on the grant date, unvested Performance Awards may become vested prior to the completion of such three-year period upon a change in control or a participant's retirement, disability, death, layoff pursuant to a reduction in workforce or termination of employment pursuant to a business acquisition, in each case, to the extent provided in the applicable award agreement. Awards with respect to up to 5% of the total number of shares reserved for awards under the Plan may be granted to any participant (including a named executive officer) without regard to any limit on accelerated vesting.

Performance Awards may be granted either alone or in addition to or in tandem with stock options, SARs, or restricted stock. Performance Awards may be paid in Common Stock, restricted stock or cash as the Committee may determine at grant and they will be subject to such other terms and conditions as the Committee may prescribe, including the attainment of performance goals established by the Committee for a specified performance period (which period may not exceed three years). These awards may be designed to comply with Section 162(m) of the Code so as to preserve the tax deductibility of such awards.

If the awards are intended to comply with Section 162(m) of the Code, the performance goals will be based on one or more of the following criteria: (i) revenues, earnings, income before income taxes and extraordinary items, net income, operating income, earnings before income tax, earnings before interest, taxes, depreciation and amortization or a combination of any or all of the foregoing; (ii) after-tax or pre-tax profits; (iii) operational cash flow; (iv) level of, reduction of or other specified objectives with regard to our bank debt or other long-term or short-term public or private debt or other similar financial obligations; (v) earnings per share or earnings per share from continuing operations; (vi) return on capital employed or return on invested capital; (vii) after-tax or pre-tax return on stockholders' equity; (viii) economic value-added targets; (ix) fair market value of the shares of Common Stock; (x) the growth in the value of an investment in Common Stock assuming the reinvestment of dividends; (xi) filing of a new drug application or the approval of such application by the U.S. Food and Drug Administration; (xii) launch of a new drug; (xiii) research and development milestones; (xiv) successful completion of clinical trial phases or (xv) level of, reduction of, or other specified objectives with regard to limiting the level in or increase in all or a portion of controllable expense or costs or other expenses or costs; (xvi) gross or net sales, revenue and growth of sales revenue (either before or after cost of goods, selling and general administrative expenses, research and development expenses and any other expense or interest); (xvii) total stockholder return; (xviii) return on assets or net assets; (xix) return on sales; (xx) operating profit or net operating profit; (xxi) operating margin; (xxii) gross or net profit margin; (xxiii) cost reductions or savings; (xxiv) productivity; (xxv) operating efficiency; (xxvi) customer satisfaction; (xxvii) working capital; or (xxviii) market share. In addition, such performance goals may be based upon the attainment of specified levels of our (or our subsidiary, division or other operational unit) performance under one or more of the measures described above relative to the performance of other corporations. To the extent permitted under the Code, the Committee may: (i) designate additional business criteria on which the performance goals may be based or (ii) adjust, modify or amend the aforementioned business criteria.

Awards for Non-Employee Directors. Non-Employee Directors may be granted stock options and RSUs from time to time in the sole and absolute discretion of the Compensation Committee.

Stock options granted to Non-Employee Directors will vest as follows: (i) grants made to a Non-Employee Director upon the date of the Non-Employee Director's initial election or appointment as a member of the Board of Directors will vest in four equal annual installments with the first installment vesting on the first anniversary of the date of grant, except that if a Non-Employee Director fails to stand for election at an annual meeting and such annual meeting occurs prior to the date that a portion of a stock option that was granted to the Non-Employee



Director upon his initial election or appointment to the Board of Directors would have otherwise vested in the year of such annual meeting, such portion will vest on the day preceding the annual meeting subject to the Non-Employee Director continuing as a Director until such date, and (ii) grants made on and after an annual stockholders' meeting to the Non-Employee Directors who are elected at such annual meeting to continue as a member of the Board of Directors will vest on the earlier of the day preceding the date of the first annual meeting held following the date of grant and the first anniversary of the date of grant of the award provided that, in each case, the holder thereof has been a Non-Employee Director of the Company at all times through such date. Further, all stock option grants made to a Non-Employee Director will become fully vested upon the Non-Employee Director's death or disability. One-third of the restricted stock units granted to Non-Employee Directors will vest on each of the first, second and third anniversaries of the date of grant, provided that the holder thereof has been a Non-Employee Director of the Company at all times through such date. Unvested restricted stock units may become vested prior to the completion of such three-year period upon a change in control or the Non-Employee Director's retirement, disability or death.

Awards for Non-Employee Directors will be subject to all other terms and conditions of the Plan. In addition, a Non-Employee Director may elect to defer the payment of RSUs in a manner specified in the Plan and in a manner intended to comply with Section 409A of the Code. Upon a Non-Employee Director's termination for any reason, all unvested awards will terminate and expire as of the date of termination, provided that stock options that were exercisable on the date of termination and that have not expired may be exercised at any time until the date of expiration of such stock options. In addition, upon a "change in control" (as defined in the Plan), all Non-Employee Directors' outstanding awards will be fully vested and any stock option will become immediately exercisable in its entirety.

Term. Awards under the Plan may not be made on or after the tenth anniversary of the earlier of the date the Plan is adopted by the Board of Directors and the date of stockholder approval of the Plan (which term will be extended to April 13, 2021 if this Proposal is approved by stockholders), but awards granted prior to such date may extend beyond that date. Awards (other than stock options and stock appreciation rights) that are intended to be "performance-based" under Section 162(m) of the Code will not be made on or after the first stockholders' meeting in the fifth year following the year of the last stockholder approval of the performance goals in the Plan as described above (i.e., the first stockholders' meeting in 2016, assuming the Plan and the Section 162(m) performance goals described above are approved by stockholders). Further, if the Amendment is approved, no awards will be granted to French participants after April 13, 2016, unless a new term is approved or this term limit is no longer required.

Amendment and Termination. The Plan provides that it may be amended, in whole or in part, suspended or terminated by the Board of Directors, except that no such amendment, suspension or termination will be made without stockholder approval to the extent such approval is required by any exchange or system on which our securities are then listed or traded, applicable state law, the exception for performance-based compensation under Section 162(m) of the Code or Section 422 of the Code (with respect to incentive stock options).

Share and Other Limitations. If this Proposal is approved by stockholders, a maximum of 81,981,641 shares of Common Stock may be issued or used for reference purposes under the Plan, subject to adjustment as provided in the Plan. This number includes our current share reserve of 70,781,641 shares of Common Stock in effect prior to amending the Plan and 11,200,000 additional new shares of our Common Stock. In general, if awards under the Plan are for any reason cancelled, or expire or terminate unexercised, the shares covered by such awards will again be available for the grant of awards under the Plan. Each share of our Common Stock subject to awards of restricted stock, other stock-based awards or Performance Awards denominated in Common Stock under the Plan will be counted as 1.6 shares against the aggregate share reserve under the Plan. The number of shares of Common Stock available for the purpose of awards under the Plan will be reduced by (i) the total number of stock options or SARs exercised, regardless of whether any of the shares of Common Stock underlying such awards are not actually issued to the participant as the result of a net settlement and (ii) any shares of Common Stock used to pay any exercise price or tax withholding obligation with respect to any stock option or stock appreciation right. Shares of Common Stock repurchased by us on the open market with the proceeds of a stock option exercise price will not be added to the aggregate share reserve.

Subject to adjustment in accordance with the Plan, the maximum number of shares of Common Stock subject to stock options, SARs, other stock-based awards or Performance Awards denominated in shares of Common Stock that may be granted to any eligible employee under the Plan shall be 1,500,000 for any fiscal year (or, with respect to Performance Awards, pro-rated if the performance period (which is generally three consecutive fiscal years) is less than three consecutive fiscal years) during the term of the Plan. The maximum payment under any Performance Award denominated in cash shall be $4,000,000 for any fiscal year (pro-rated if the performance period is less than three consecutive fiscal years). There will be no sublimit on the number of shares of our Common Stock that may be issued or used for reference purposes for awards of restricted stock denominated in Common Stock.

The Committee will make appropriate adjustments in a manner that it deems equitable to the number of shares available for awards and the terms of outstanding awards under the Plan to reflect any change in our capital structure or business by reason of any stock dividend, stock split, recapitalization, reorganization, merger, consolidation or sale of all or substantially all of our assets.

Change in Control. In general, unless determined otherwise by the Committee at the time of grant, upon a "change in control" (as defined in the Plan), all vesting and forfeiture conditions, restrictions and limitations in effect with respect to any outstanding award will immediately lapse and any unvested awards will automatically become 100% vested.

Transferability. Although awards will generally be nontransferable (except by will or the laws of descent and distribution), the Committee may determine at the time of grant or thereafter that a nonqualified stock option is transferable in whole or in part and in such circumstances, and under such conditions, as specified by the Committee. If a nonqualified stock option is transferable, it is anticipated that the options may be transferred solely to immediate family members or trusts, partnerships or other family entities and, to the extent permitted by the Committee, to charitable organizations.

Certain U.S. Federal Income Tax Consequences

The rules concerning the federal income tax consequences with respect to stock options granted pursuant to the Plan are highly technical. In addition, the applicable statutory provisions are subject to change and their application may vary in individual circumstances. Therefore, the following is designed to provide a general understanding of the federal income tax consequences as of the date of this Proxy Statement; it does not set forth any state or local income tax or estate tax consequences that may be applicable.

The following summary is included for general information only and does not purport to address all the tax considerations that may be relevant. Each recipient of a grant is urged to consult his or her own tax advisor as to the specific tax consequences to such grantee and the disposition of common stock.

Incentive Stock Options. Options granted under the Plan may be incentive stock options as defined in the Code, provided that such options satisfy the requirements under the Code. In general, neither the grant nor the exercise of an incentive stock option will result in taxable income to the optionee or a deduction to us. The sale of Common Stock received pursuant to the exercise of an option which satisfied all the requirements of an incentive stock option, as well as the holding period requirement described below, will result in a long-term capital gain or loss to the optionee equal to the difference between the amount realized on the sale and the exercise price and will not result in a tax deduction to us. To receive incentive stock option treatment, the optionee must not dispose of the Common Stock purchased pursuant to the exercise of an option either (i) within two years after the option is granted or (ii) within one year after the date of exercise.

If all requirements for incentive stock option treatment other than the holding period rules are satisfied, the recognition of income by the optionee is deferred until disposition of the Common Stock, but, in general, any gain (in an amount equal to the lesser of (i) the fair market value of the Common Stock on the date of exercise (or, with respect to officers, the date that sale of such stock would not create liability, referred to as Section 16(b) liability, under Section 16(b) of the Exchange Act) minus the exercise price or (ii) the amount realized on the disposition minus the exercise price) is treated as ordinary income. Any remaining gain is treated as long-term or short-term capital gain depending on the optionee's holding period for the stock disposed of. We generally will be entitled to a deduction at that time equal to the amount of ordinary income realized by the optionee.

The Plan provides that an optionee may pay for Common Stock received upon the exercise of an option (including an incentive stock option) with other shares of Common Stock for which the optionee has good title free and clear of any lien or encumbrance. In general, an optionee's transfer of stock acquired pursuant to the exercise of an incentive stock option, to acquire other stock in connection with the exercise of an incentive stock option may result in ordinary income if the transferred stock has not met the minimum statutory holding period necessary for favorable tax treatment as an incentive stock option. For example, if an optionee exercises an incentive stock option and uses the stock so acquired to exercise another incentive stock option within the two-year or one-year holding periods discussed above, the optionee may realize ordinary income under the rules summarized above.

Nonqualified Stock Options. An optionee will realize no taxable income at the time he or she is granted a nonqualified stock option. Such conclusion is predicated on the assumption that, under existing U.S. Treasury Department regulations, a nonqualified stock option, at the time of its grant, has no readily ascertainable fair market value. Ordinary income will be realized when a nonqualified stock option is exercised, provided the Common Stock issued is not restricted stock. The amount of such income will be equal to the excess of the fair market value on the exercise date of the shares of Common Stock issued to an optionee over the exercise price. The optionee's holding period with respect to the shares acquired will begin on the date of exercise.

The tax basis of the stock acquired upon the exercise of any option will be equal to the sum of (i) the exercise price of such option and (ii) the amount included in income with respect to such option. Any gain or loss on a subsequent sale of the stock will be either a long-term or short-term capital gain or loss, depending on the optionee's holding period for the stock disposed of. If the Common Stock issued is restricted stock, different rules may apply. Subject to the limitations under Sections 162(m) and 280G of the Code (as described below), we generally will be entitled to a deduction for federal income tax purposes at the same time and in the same amount as the optionee is considered to have realized ordinary income in connection with the exercise of the option.

Certain Other Tax Issues. In addition, (i) any of our officers subject to Section 16(b) liability may be subject to special rules regarding the income tax consequences concerning their awards; (ii) any entitlement to a tax deduction on our part is subject to the applicable federal tax rules (including, without limitation, Section 162(m) of the Code regarding the $1 million limitation on deductible compensation); (iii) in the event that the exercisability or vesting of any award is accelerated because of a change in control, payments relating to the awards (or a portion thereof), either alone or together with certain other payments, may constitute parachute payments under Section 280G of the Code, which excess amounts may be subject to excise taxes and may be nondeductible by us; and (iv) the exercise of an incentive stock option may have implications in the computation of alternative minimum taxable income.

In general, Section 162(m) of the Code denies a publicly held corporation a deduction for federal income tax purposes for compensation in excess of $1 million per year per person to its chief executive officer and certain of its other named executive officers, subject to certain exceptions. Options will generally qualify under one of these exceptions if they are granted under a plan that states the maximum number of shares with respect to which options may be granted to any employee during a specified period and the plan under which the options are granted is approved by stockholders and is administered by a compensation committee comprised of outside directors. The Plan is intended to satisfy these requirements with respect to options, SARs, certain Performance Awards and other stock based awards. Awards of restricted stock and RSUs under the Plan generally do not satisfy, and certain other Performance Awards may not satisfy, the exception for performance-based compensation under Section 162(m) of the Code.

Code Section 409A provides that all amounts deferred under a nonqualified deferred compensation plan are includible in a participant's gross income to the extent such amounts are not subject to a substantial risk of forfeiture, unless certain requirements are satisfied. If the requirements are not satisfied, in addition to current income inclusion, interest at the underpayment rate plus 1% will be imposed on the participant's underpayments that would have occurred had the deferred compensation been includible in gross income for the taxable year in which first deferred or, if later, the first taxable year in which such deferred compensation is not subject to a substantial risk of forfeiture. The amount required to be included in income is also subject to an additional 20% tax. While most awards under the Plan are anticipated to be exempt from the requirements of Code Section 409A, awards not exempt from Code Section 409A are intended to comply with Code Section 409A.

The Plan is not, nor is it intended to be, qualified under Section 401(a) of the Code.

Under the Plan as amended by the Amendment, the terms and number of options or other awards to be granted in the future are to be determined in the discretion of the Committee. Since no such determination regarding awards or grants has yet been made, the benefits or amounts that will be received by or allocated to our executive officers and other eligible employees cannot be determined at this time.

The proposal to approve the amendment to our 2008 Stock Incentive Plan will require the affirmative vote of the holders of a majority of the shares of Common Stock cast in person or by proxy.

RECOMMENDATION OF THE BOARD OF DIRECTORS

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR THE ADOPTION OF THE AMENDMENT TO OUR 2008 STOCK INCENTIVE PLAN


2011 Proxy Material

PROPOSAL FOUR:

Advisory Vote on Executive Compensation

In accordance with the Dodd-Frank Wall Street Reform and Consumer Protection Act and the related SEC rules promulgated thereunder, we are providing our stockholders with the opportunity to cast an advisory vote on the compensation of our named executive officers as described below. We believe that it is appropriate to seek the views of stockholders on the design and effectiveness of our executive compensation programs.

The Board of Directors believes that our compensation arrangements for executive officers are designed to attract, motivate and retain a talented team of executives who will provide leadership and promote the creation of long-term stockholder value and position the Company for continued growth and success. We seek to accomplish these goals in ways that reward performance and that are aligned with stockholders' long-term interests. We believe that our executive compensation programs, which emphasize long-term equity awards and performance-based incentive programs, satisfies our goal of creating a close relationship between performance and compensation, as more fully described in the Compensation Discussion and Analysis. Our equity compensation (which is awarded in the form of stock options and restricted stock units) is designed to build executive ownership and align financial incentives focused on the achievement of our long-term strategic goals (both financial and non-financial). Our performance-based compensation consists of: (i) a short-term program that provides annual variable compensation based on attainment of annual corporate, division functional and individual goals; and (ii) a three year performance plan based on the achievement of certain financial metrics. We believe the compensation program for the named executive officers is instrumental in helping the Company achieve its strong financial performance. Stockholders are urged to read the *Compensation Discussion and Analysis* section of this proxy statement, which discusses in detail how our compensation policies and procedures implement our compensation philosophy.

Although the vote is non-binding, the Board of Directors and the Compensation Committee value the opinions expressed by stockholders in their vote on this proposal and will continue to consider the outcome of the vote in connection with their ongoing evaluation of the Company's compensation program for the named executive officers. Broker non-votes are not entitled to vote on this proposal and will not be counted in evaluating the results of the vote.

We ask our stockholders to vote in favor of the compensation of the Company's named executive officers, as disclosed in this proxy statement in accordance with the SEC's compensation disclosure rules, including the Compensation Discussion and Analysis, compensation tables and the narrative discussion accompanying the compensation tables.

RECOMMENDATION OF THE BOARD OF DIRECTORS

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR THE ADOPTION OF PROPOSAL FOUR

PROPOSAL FIVE

Advisory Vote on Frequency of Say-on-Pay Votes

As described in Proposal Four above, the Company's stockholders are being provided the opportunity to cast an advisory vote on the compensation of the Company's named executive officers. The advisory vote on executive compensation described in Proposal Four above is referred to as a "say-on-pay vote."

The Dodd-Frank Wall Street Reform and Consumer Protection Act and the SEC rules promulgated thereunder also require us to submit an advisory vote at least once every six years as to the frequency of the say-on-pay vote. Accordingly, this Proposal Five affords stockholders the opportunity to cast an advisory vote on how often we should include a say-on-pay vote in our proxy materials for future annual meetings (or special meetings for which we must include executive compensation information in the proxy statement for that meeting). Under this Proposal Five, stockholders may vote to have the say-on-pay vote every year, every two years or every three years, or may abstain from voting on the matter.

In voting on this proposal, you should mark your proxy for one year, two years or three years based on your preference as to the frequency with which an advisory vote on executive compensation should be held. If you have no preference you should abstain.

After careful consideration the Board of Directors believes that the frequency of the stockholder vote on the compensation of the Company's named executive officers should be once every three years as the Board of Directors believes that determining whether executive compensation has been properly designed is best viewed over a multi-year period rather than over any single year. This is consistent with our overall executive compensation philosophy which links pay primarily to the achievement of financial and strategic corporate performance objectives that are directly related to the achievement of our long-term strategic business plan.

While the Board of Directors recommends a triennial vote, stockholders are not voting to approve or disapprove of the Board of Directors' recommendation. Rather, stockholders may cast a vote on the preferred voting frequency by selecting the option of one year, two years, three years or abstain, when voting. The option that receives the majority of votes cast by stockholders will be considered the advisory vote of the stockholders. Although as an advisory vote this proposal is not binding on the Company or the Board, the Board values the opinions that our stockholders express through their votes and will carefully consider the stockholder vote, even if none of the options obtains a majority vote, along with all other views expressed by our stockholders, when considering how frequently we should hold the say-on-pay vote. The Board may decide that it is in the best interests of the stockholders and the Company to hold an advisory vote on executive compensation more or less frequently than the option that receives the highest number of votes by our stockholders.

RECOMMENDATION OF THE BOARD OF DIRECTORS

THE BOARD OF DIRECTORS RECOMMENDS THAT STOCKHOLDERS VOTE ON PROPOSAL FIVE TO HOLD THE SAY-ON-PAY VOTE EVERY THREE YEARS

STOCKHOLDER PROPOSALS

Stockholders wishing to include proposals in the proxy materials in relation to our Annual Meeting of Stockholders to be held on or about June13, 2012 must submit the same in writing to Celgene Corporation, 86 Morris Avenue, Summit, New Jersey 07901, Attention: Corporate Secretary, so as to be received at our executive office on or before January 3, 2012. Such proposals must also meet the other requirements and procedures prescribed by Rule 14a-8 under the Exchange Act relating to stockholders' proposals.

Stockholders who intend to present a proposal at the 2012 Annual Meeting, without including such proposal in our proxy statement, must provide our Corporate Secretary with written notice of such proposal between the close of business on March 15, 2012 and the close of business on April 14, 2012; provided that in the event that less than 70 days' notice or prior public disclosure of the date of the 2012 Annual Meeting is given or made to stockholders, notice by the stockholder (in order to be timely) must be so received not later than the close of business on the 10th day following the day on which such notice of the date of the 2012 Annual Meeting was mailed or such public disclosure of the date of the 2012 Annual Meeting was made, whichever first occurs. If the stockholder does not also comply with the requirements of Rule 14a-4 under the Exchange Act, we may exercise discretionary voting authority under proxies we solicit to vote in accordance with our best judgment on any such stockholder proposal or nomination.

DELIVERY OF DOCUMENTS TO STOCKHOLDERS SHARING AN ADDRESS

To the extent we deliver a paper copy of the proxy materials to stockholders, the SEC rules allow us to deliver a single copy of proxy materials to any household at which two or more stockholders reside, if we believe the stockholders are members of the same family.

We will promptly deliver, upon oral or written request, a separate copy of the proxy materials to any stockholder residing at the same address as another stockholder and currently receiving only one copy of the proxy materials who wishes to receive his or her own copy. Requests should be directed to our Corporate Secretary by phone at (908) 673-9000 or by mail to Celgene Corporation, 86 Morris Avenue, Summit, New Jersey 07901.

OTHER MATTERS

Upon written request addressed to our Corporate Secretary at 86 Morris Avenue, Summit, New Jersey 07901 from any person solicited herein, we will provide, at no cost, a copy of our fiscal 2010 Annual Report on Form 10-K filed with the SEC.

Our Board of Directors does not know of any matter to be brought before the Annual Meeting other than the matters set forth in the Notice of Annual Meeting of Stockholders and matters incident to the conduct of the Annual Meeting. If any other matter should properly come before the Annual Meeting, the persons named in the enclosed proxy card will have discretionary authority to vote all proxies with respect thereto in accordance with their best judgment.

By Order of the Board of Directors,

ROBERT J. HUGIN
Chief Executive Officer

May 2, 2011

YOU HAVE THE OPTION OF VOTING YOUR PROXY VIA THE INTERNET AT WWW.PROXYVOTE.COM OR TOLL FREE VIA TOUCH-TONE PHONE AT 1-800-690-6903. YOU MAY VOTE UP UNTIL 11:59 P.M. EASTERN TIME ON JUNE 14, 2011.

ALTERNATIVELY, STOCKHOLDERS MAY CHOSE TO VOTE BY MAIL VIA PROXY. IF YOU WISH TO VOTE BY PROXY, WE WILL PROMPTLY DELIVER, UPON ORAL OR WRITTEN REQUEST, A COPY OF THE PROXY MATERIALS TO ANY STOCKHOLDER WHO WISHES TO RECEIVE HIS OR HER OWN WRITTEN COPY. WE WILL FILL YOUR REQUEST IN THREE BUSINESS DAYS. YOU MAY REQUEST PAPER OR E-MAIL DELIVERY BY CALLING 1-800-579-1639 OR BY MAIL TO CELGENE CORPORATION, 86 MORRIS AVENUE, SUMMIT, NEW JERSEY 07901.

UPON RECEIPT OF A PROXY CARD, YOU ARE REQUESTED TO DATE AND SIGN THE PROXY AND RETURN IT IN THE SELF-ADDRESSED ENVELOPE WHICH WE WILL PROVIDE. NO POSTAGE IS REQUIRED IF MAILED IN THE UNITED STATES. YOUR PROMPT RESPONSE WILL BE HELPFUL, AND YOUR COOPERATION WILL BE APPRECIATED.



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2011 Proxy Material

Celgene Corporation and Subsidiaries

Reconciliation of GAAP to Non-GAAP Net Income

		Year Ended December 31, 2010 (In thousands, except per share data)
Net income attributable to Celgene — GAAP		$ 880,512
Before tax adjustments:		
Net product sales:		
Sales of products to be divested:		
Pharmion	(1)	(8,234)
Abraxis	(1)	(15,864)
Collaborative agreements and other revenue:		
Abraxis non-core revenues	(2)	(943)
Cost of goods sold (excluding amortization of acquired intangible assets):		
Share-based compensation expense	(3)	6,776
Abraxis and Pharmion inventory step-up	(4)	34,722
Cost of products to be divested:		
Pharmion	(2)	9,783
Abraxis	(2)	9,298
EntreMed intercompany royalty	(5)	(283)
Research and development:		
Share-based compensation expense	(3)	82,097
Upfront collaboration payments	(6)	121,176
Abraxis non-core activities	(2)	7,338
Selling, general and administrative:		
Share-based compensation expense	(3)	93,924
Abraxis non-core activities	(2)	15,089
Amortization of acquired intangible assets:		
Pharmion	(7)	159,750
Gloucester	(7)	21,833
Abraxis	(7)	21,648
Acquisition related charges and restructuring, net:		
Gloucester contingent liability accretion	(8)	22,694
Abraxis acquisition costs	(8)	21,403
Abraxis restructuring costs	(8)	16,114
Change in fair value of contingent value rights issued as part of Abraxis acquisition	(8)	(12,982)
Equity in losses of affiliated companies:		
EntreMed, Inc.	(5)	1,295
Abraxis non-core activities	(2)	1,307
Interest and other income (expense), net:		
Abraxis non-core activities	(2)	(2,774)
Non-controlling interest:		
Abraxis non-core activities	(2)	(320)
Net income tax adjustments	(9)	(174,904)
Net income attributable to Celgene — non-GAAP		$1,310,455
Net income per common share attributable to Celgene -non-GAAP:		
Basic		$ 2.83
Diluted		$ 2.79



Explanation of adjustments :

(1) Exclude sales related to non-core former Pharmion Corp., or Pharmion, and Abraxis BioScience Inc., or Abraxis products to be divested.

(2) Exclude the estimated impact of activities arising from the acquisitions of Abraxis that are not related to core nab technology and of Pharmion that are planned to be divested, including other miscellaneous revenues, the cost of goods sold for products to be divested as well as operating expenses and other costs related to such activities.

(3) Exclude share-based compensation expense totaling $182,797.

(4) Exclude acquisition-related inventory step-up adjustment to fair value expensed.

(5) Exclude the Company's share of EntreMed, Inc. THALOMID royalties and equity losses.

(6) Exclude upfront payments for research and development collaboration arrangements with Agios Pharmaceuticals, Inc.

(7) Exclude amortization of acquired intangible assets from the acquisitions of Pharmion, Gloucester Pharmaceuticals, Inc., or Gloucester, and Abraxis.

(8) Exclude acquisition and restructuring related charges for Gloucester and Abraxis.

(9) Net income tax adjustments reflects the estimated tax effect of the above adjustments.

AMENDMENT NO. 1
TO THE
CELGENE CORPORATION
2008 STOCK INCENTIVE PLAN

(AMENDED AND RESTATED AS OF JUNE 17, 2009)

WHEREAS, Celgene Corporation (the "Company") maintains the Celgene Corporation 2008 Stock Incentive Plan (Amended and Restated as of June 17, 2009) (the "Plan");

WHEREAS, pursuant to Article 14 of the Plan, the Board of Directors of the Company (the "Board") may at any time, and from time to time, amend, in whole or in part, any or all of the provisions of the Plan; and

WHEREAS, the Board desires to amend the Plan, effective April 13, 2011, with certain amendments subject to stockholder approval as provided herein.

NOW, THEREFORE, the Board takes the following action with regard to the Plan:

I. Pursuant to Article 14 of the Plan, the Plan is hereby amended as follows:

1. Subject to stockholder approval, the first sentence of Section 4.1(a) of the Plan is amended in its entirety to read as follows:

"The aggregate number of shares of Common Stock which may be issued or used for reference purposes under this Plan or with respect to which all Awards may be granted shall not exceed 81,981,641 shares (subject to any increase or decrease pursuant to Section 4.2)."

2. Subject to stockholder approval, the second sentence of Section 4.1(a) of the Plan is deleted in its entirety.

3. Section 6.3(i) of the Plan is amended in its entirety to read as follows:

"(i) Repricing or Repurchase of Stock Options Prohibited. Notwithstanding any other provision of the Plan to the contrary, an outstanding Stock Option may not be (a) modified to reduce the exercise price thereof nor may a new Stock Option at a lower price be substituted for a surrendered Stock Option (other than adjustments or substitutions in accordance with Section 4.2), or (b) repurchased by the Company if the per share option price of the Stock Option is less than the Fair Market Value of a share of Common Stock (other than a cancellation for no value in accordance with Section 4.2(d), unless such action is approved by the stockholders of the Company."

4. Section 11.1 of the Plan is amended in its entirety to read as follows:

"11.1 Grants to Non-Employee Directors. The Committee may grant Non-Qualified Stock Options and Restricted Stock Units to Non-Employee Directors from time to time as determined in its sole and absolute discretion."

5. Section 11.3(a) of the Plan is amended in its entirety to read as follows:

"(a) Options. With respect to Non-Qualified Stock Options granted to a Non-Employee Director:

(i) Any grant made to a Non-Employee Director upon the date of the Non-Employee Director's initial election or appointment as a member of the Board (an "Initial Option Grant") shall vest in four (4) equal annual installments, with the first (1st) installment vesting on the first (1st) anniversary of the date of grant; provided that the holder thereof has been a Non-Employee Director of the Company at all times through such date. Notwithstanding the forgoing, if a Non-Employee Director fails to stand for election at an Annual Meeting and such Annual Meeting occurs prior to the vesting date for the annual installment that otherwise would have vested in the year of such Annual Meeting, then such installment


2011 Proxy Material

shall vest on the day preceding such Annual Meeting; provided that the holder thereof has been a Non-Employee Director of the Company at all times through such date.

(ii) Any grants made on and after an Annual Meeting to the Non-Employee Directors who were elected at such Annual Meeting and are continuing as members of the Board as of the completion of such Annual Meeting (an "Annual Option Grant") shall vest in full on the earlier of (i) the day preceding the date of the first (1st) Annual Meeting held following the date of grant; and (ii) the first (1st) anniversary of the date of grant of the Award, provided that, in each case, the holder thereof has been a Non-Employee Director of the Company at all times through such date.

(iii) Notwithstanding the foregoing, any Initial Option Grant and Annual Option Grant made to a Non-Employee Director shall become fully vested and exercisable effective upon the occurrence of the Non-Employee Director's Disability or death."

6. Section 13.1 of the Plan is amended in its entirety to read as follows:

"13.1 Benefits. In the event of a Change in Control of the Company (as defined below), except as otherwise provided by the Committee upon the grant of an Award:

(a) Awards granted to Participants prior to April 13, 2011, shall be treated in accordance with the terms of the Plan as in effect prior to such date; and

(b) Awards granted to Participants on or after April 13, 2011, shall not vest upon a Change in Control and upon the Change in Control a Participant's Awards shall be treated in accordance with one of the following methods as determined by the Committee in its sole discretion:

(i) Awards, whether or not then vested, shall be continued, assumed, have new rights substituted therefor or be treated in accordance with Section 4.2(d) hereof, as determined by the Committee in its sole discretion, and restrictions to which any shares of Restricted Stock or any other Award granted prior to the Change in Control are subject shall not lapse upon a Change in Control and the Restricted Stock or other Award shall, where appropriate in the sole discretion of the Committee, receive the same distribution as other Common Stock on such terms as determined by the Committee; provided that, the Committee may, in its sole discretion, decide to award additional Restricted Stock or other Award in lieu of any cash distribution. Notwithstanding anything to the contrary herein, for purposes of Incentive Stock Options, any assumed or substituted Stock Option shall comply with the requirements of Treasury Regulation § 1.424-1 (and any amendments thereto).

(ii) The Committee, in its sole discretion, may provide for the purchase of any Awards by the Company or an Affiliate for an amount of cash equal to the excess of the Change in Control Price (as defined below) of the shares of Common Stock covered by such Awards, over the aggregate exercise price of such Awards. For purposes of this Section 13.1(b)(ii), "Change in Control Price" shall mean the highest price per share of Common Stock paid in any transaction related to a Change in Control of the Company; provided, however, that such price shall not exceed the fair market value of the Common Stock at the time of purchase as determined in accordance Section 409A of the Code.

(iii) The Committee may, in its sole discretion, provide for the cancellation of any Appreciation Awards (as defined below) without payment, if the Change in Control Price is less than the exercise price of such Appreciation Award. "Appreciation Award" shall mean any Award under this Plan of any Stock Option, Stock Appreciation Right or Other Stock-Based Award, provided that such Other Stock-Based Award is based on the appreciation in value of a share of Common Stock in excess of an amount equal to at least the Fair Market Value of the Common Stock on the date such Other Stock-Based Award is granted.

(iv) Notwithstanding anything else herein, the Committee may, in its sole discretion, provide for accelerated vesting or lapse of restrictions, of an Award at any time.

(c) Notwithstanding anything herein to the contrary, if a Participant has an involuntary Termination without Cause at any time during the two (2) year period commencing on a Change in Control, then all outstanding Awards of such Participant that were granted to the Participant on or after April 13, 2011 and prior to the Change in Control (including any Award granted to the Participant in substitution of any such Award pursuant to Section 13.1(b)(i) above) shall be fully vested on the date of such Termination and any such Awards that provide for Participant elected exercise (*i.e.* Stock Options) shall be immediately exercisable in their entirety on the date of such Termination.

7. Subject to stockholder approval, Article 18 of the Plan is amended in its entirety to read as follows:

"Article 18.

TERM OF PLAN

No Award shall be granted pursuant to the Plan on or after April 13, 2021, but Awards granted prior to such date may, and the Committee's authority to administer the terms of such Awards, extend beyond that date; provided, however, that no Award (other than a Stock Option or Stock Appreciation Right) that is intended to be "performance-based" under Section 162(m) of the Code shall be granted on or after the first meeting of the stockholders in the fifth year following the year in which the stockholders approve the Performance Goals set forth on Exhibit A unless the Performance Goals set forth on Exhibit A are reapproved (or other designated performance goals are approved) by the stockholders no later than the first stockholder meeting that occurs in the fifth year following the year in which stockholders approve the Performance Goals set forth on Exhibit A. Without limiting the foregoing, effective upon, and subject to, the approval of the Company's stockholders at the Company's 2011 Annual Stockholders' Meeting, no Award shall be granted to an Eligible Employee or Non-Employee Director who is a resident of France or subject to the social security scheme in France (a "French Participant") on or after the fifth anniversary of the Company's 2011 Annual Stockholders' Meeting, unless: (i) the stockholders approve a new term for Awards to French Participants after such five year term; or (ii) this limitation is not required under applicable French law, regulation or other authority."

II. Except as specifically amended hereby, the Plan is hereby ratified and confirmed in all respects and remains in full force and effect.



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UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

(Mark one)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2010

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission file number 001-34912

CELGENE CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	**22-2711928**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No.)*
86 Morris Avenue Summit, New Jersey	**07901**
(Address of principal executive offices)	*(Zip Code)*

(908) 673-9000

(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, par value $.01 per share	NASDAQ Global Select Market
Contingent Value Rights	NASDAQ Global Select Market

Securities registered pursuant to Section 12(g) of the Act:

None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☑ Accelerated filer ☐ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☑

The aggregate market value of voting stock held by non-affiliates of the registrant on June 30, 2010, the last business day of the registrant's most recently completed second quarter, was $23,349,073,366 based on the last reported sale price of the registrant's Common Stock on the NASDAQ Global Select Market on that date.

There were 464,898,965 shares of Common Stock outstanding as of February 18, 2011.

Documents Incorporated by Reference

The registrant intends to file a definitive proxy statement pursuant to Regulation 14A within 120 days of the end of the fiscal year ended December 31, 2010. The proxy statement is incorporated herein by reference into the following parts of the Form 10-K:

Part II, Item 5, Equity Compensation Plan Information

Part III, Item 10, Directors, Executive Officers and Corporate Governance;

Part III, Item 11, Executive Compensation;

Part III, Item 12, Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters;

Part III, Item 13, Certain Relationships and Related Transactions, and Director Independence;

Part III, Item 14, Principal Accountant Fees and Services.

Form 10-K

CELGENE CORPORATION

ANNUAL REPORT ON FORM 10-K

TABLE OF CONTENTS

PART I

ITEM 1. *BUSINESS*

Celgene Corporation and its subsidiaries (collectively "we", "our" or "us") is a global integrated biopharmaceutical company primarily engaged in the discovery, development and commercialization of innovative therapies designed to treat cancer and immune-inflammatory related diseases. We are dedicated to innovative research and development which is designed to bring new therapies to market and are involved in research in several scientific areas that may deliver proprietary next-generation therapies, targeting areas such as immunomodulation and intracellular signaling pathways in hematology, oncology and immune-inflammatory diseases. The products we develop are designed to treat life-threatening diseases or chronic debilitating conditions. Building on our growing knowledge of the biology underlying hematological and solid tumor cancers as well as in immune-inflammatory diseases, we are investing in a range of innovative therapeutic programs that are investigating ways to treat and manage chronic diseases by targeting the disease source through multiple mechanisms of action.

Our primary commercial stage products include REVLIMID®, VIDAZA®, THALOMID® (inclusive of Thalidomide Celgene® and Thalidomide Pharmion®), ABRAXANE®, which was obtained in the October 2010 acquisition of Abraxis BioScience, Inc., or Abraxis, and ISTODAX®, which was obtained in the January 2010 acquisition of Gloucester Pharmaceuticals, Inc., or Gloucester. Additional sources of revenue include sales of FOCALIN® exclusively to Novartis Pharma AG, or Novartis, a licensing agreement with Novartis, which entitles us to royalties on FOCALIN XR® and the entire RITALIN® family of drugs, residual royalty payments from GlaxoSmithKline, or GSK, based upon GSK's ALKERAN® revenues through the end of March 2011, sale of services through our Cellular Therapeutics subsidiary and other miscellaneous licensing agreements.

In 1986, we were spun off from Celanese Corporation and, in July 1987, completed an initial public offering. Our initial operations focused on the research and development of chemical and biotreatment processes for the chemical and pharmaceutical industries. We subsequently completed the following strategic acquisitions that strengthened our research and manufacturing capabilities in addition to enhancing our commercialized products:

- In August 2000, we acquired Signal Pharmaceuticals, Inc., currently Signal Pharmaceuticals, LLC, a privately held biopharmaceutical company focused on the discovery and development of drugs that regulate genes associated with disease.
- In December 2002, we acquired Anthrogenesis Corp., a privately held New Jersey-based biotherapeutics company and cord blood banking business, developing technologies for the recovery of stem cells from human placental tissues following the completion of full-term, successful pregnancies. Anthrogenesis d/b/a Celgene Cellular Therapeutics, or CCT, now operates as our wholly owned subsidiary engaged in the research, recovery, culture-expansion, preservation, development and distribution of placental cells, including stem and progenitor cells, as therapeutic agents.
- In March 2008, we acquired Pharmion Corporation, or Pharmion, a global biopharmaceutical company that acquired, developed and commercialized innovative products for the treatment of hematology and oncology patients. Pharmion was acquired to enhance our portfolio of therapies for patients with life-threatening illnesses worldwide with the addition of Pharmion's marketed products, and several products in development for the treatment of hematological and solid tumor cancers. By combining this new product portfolio with our existing operational and financial capabilities, we enlarged our global market share through increased product offerings and expanded clinical, regulatory and commercial capabilities.
- In January 2010, we acquired Gloucester, a privately held pharmaceutical company which developed new therapies that address unmet medical needs in the treatment of hematological cancers, including cutaneous T-cell lymphoma, or CTCL, peripheral T-cell lymphoma, or PTCL, and other hematological malignancies. Gloucester was acquired to advance our leadership position in the development of disease-altering therapies through innovative approaches for patients with rare and debilitating blood cancers.
- In October 2010, we acquired Abraxis, a fully integrated global biotechnology company dedicated to the discovery, development and delivery of next-generation therapeutics and core technologies that offer patients treatments for cancer and other critical illnesses. The acquisition of Abraxis accelerates our strategy

to become a global leader in oncology and adds ABRAXANE®, which is based on Abraxis' proprietary tumor-targeting platform known as nab® technology, to our existing portfolio of leading cancer products.

For the year ended December 31, 2010, we reported revenue of $3.626 billion, net income of $880.5 million and diluted earnings per share of $1.88. Revenue increased by $935.9 million in 2010 compared to the year ended December 31, 2009 primarily due to our continuing expansion into international markets, growth of REVLIMID® and VIDAZA® in both U.S. and international markets and the inclusion of sales of ABRAXANE® and ISTODAX® subsequent to the acquisition dates of Abraxis and Gloucester, respectively. Net income and earnings per share for 2010 reflect the earnings contributions from a higher sales level, partly offset by increased spending for new product launches, research and development, expansion of our international operations and additional costs related to the acquisitions of Gloucester and Abraxis.

Our future growth and operating results will depend on the continued acceptance of our marketed products, future regulatory approvals and successful commercialization of new products and new product indications, depth of our product pipeline, competition with our marketed products and challenges to our intellectual property. See also Forward-Looking Statements and Risk Factors contained in Part I, Item 1A of this Annual Report on Form 10-K.

COMMERCIAL STAGE PRODUCTS

REVLIMID® (lenalidomide): REVLIMID® is an oral immunomodulatory drug marketed in the United States and many international markets, in combination with dexamethasone, for treatment of patients with multiple myeloma who have received at least one prior therapy. In the United States and select international markets, it is also approved for the treatment of transfusion-dependent anemia due to low- or intermediate-1-risk myelodysplastic syndromes, or MDS, associated with a deletion 5q cytogenetic abnormality with or without additional cytogenetic abnormalities. In June 2010, Japan's Ministry of Health, Labor and Welfare granted REVLIMID® full marketing authorization for use in combination with dexamethasone as a treatment for patients with relapsed or refractory multiple myeloma, who have received at least one prior standard therapy and, in August 2010, for the treatment of patients with MDS associated with a deletion 5q cytogenetic abnormality. REVLIMID® has obtained orphan drug designation for the treatment of multiple myeloma and MDS in the United States and a number of international markets. REVLIMID® is approved in 16 countries in Latin America where it is distributed through an agreement with Tecnofarma S.A., or Tecnofarma.

REVLIMID® is distributed in the United States primarily through contracted pharmacies under the RevAssist® program, which is a proprietary risk-management distribution program tailored specifically to help ensure the safe and appropriate distribution and use of REVLIMID®. Internationally, REVLIMID® is distributed under mandatory risk-management distribution programs tailored to meet local competent authorities' specifications to help ensure the safe and appropriate distribution and use of REVLIMID®. These programs may vary by country and, depending upon the country and the design of the risk-management program, the product may be sold through hospitals or retail pharmacies.

REVLIMID® continues to be evaluated in numerous clinical trials worldwide either alone or in combination with one or more other therapies in the treatment of a broad range of hematological malignancies, including multiple myeloma, MDS, non-Hodgkin's lymphoma, or NHL, chronic lymphocytic leukemia, or CLL, other cancers and other diseases.

VIDAZA® (azacitidine for injection): VIDAZA®, which is licensed from Pfizer, is a pyrimidine nucleoside analog that has been shown to reverse the effects of DNA hypermethylation and promote subsequent gene re-expression. VIDAZA® is a Category 1 recommended treatment for patients with intermediate-2 and high-risk MDS according to the National Comprehensive Cancer Network, or NCCN, and is marketed in the United States for the treatment of all subtypes of MDS. VIDAZA® has been granted orphan drug designation for the treatment of MDS through May 2011. In Europe, VIDAZA® is marketed for the treatment of intermediate-2 and high-risk MDS as well as acute myeloid leukemia, or AML, with 30% blasts and has been granted orphan drug designation for the treatment of MDS and AML, expiring December 2018. VIDAZA® is distributed through the traditional pharmaceutical industry supply chain. In Latin America, VIDAZA® is distributed primarily by Tecnofarma and by Labratorio Varifarma S.A. (Argentina) and United Medical (Brazil).

THALOMID® (thalidomide): THALOMID® is marketed for patients with newly diagnosed multiple myeloma and for the acute treatment of the cutaneous manifestations of moderate to severe erythema nodosum leprosum, or ENL, an inflammatory complication of leprosy and as maintenance therapy for prevention and suppression of the cutaneous manifestation of ENL recurrence.

THALOMID® is distributed in the United States under our "*System for Thalidomide Education and Prescribing Safety*," or *S.T.E.P.S.*®, program which we developed and is a proprietary comprehensive education and risk-management distribution program with the objective of providing for the safe and appropriate distribution and use of THALOMID®. Internationally, THALOMID® is also distributed under mandatory risk-management distribution programs tailored to meet local competent authorities' specifications to help ensure the safe and appropriate distribution and use of THALOMID®. These programs may vary by country and, depending upon the country and the design of the risk-management program, the product may be sold through hospitals or retail pharmacies.

ABRAXANE®: ABRAXANE® for injectable suspension (paclitaxel protein-bound particles for injectable suspension) (albumin-bound) was approved by the U.S. Food and Drug Administration, or FDA, in January 2005, based on a 505(b)(2) submission, for the treatment of metastatic breast cancer and, as of December 2010, was approved for marketing in 42 countries. ABRAXANE® represents the first in a new class of protein-bound drug particles that takes advantage of albumin, a natural carrier of water insoluble molecules found in humans.

ISTODAX® (romidespin): is a histone deacetylase, or HDAC, inhibitor, which was approved by the FDA for the treatment of CTCL in patients who have received at least one prior systemic therapy. We are currently pursuing an additional indication in PTCL in the United States and plan to file for an approval in both PTCL and CTCL in the European Union, or E.U.

FOCALIN® and RITALIN®: We licensed the worldwide rights (excluding Canada) to FOCALIN® and FOCALIN XR® to Novartis for the treatment of attention deficit hyperactivity disorder, or ADHD, and retained the rights to these products for the treatment of oncology-related disorders. We sell FOCALIN® exclusively to Novartis and receive royalties on all of Novartis' sales of FOCALIN XR®. FOCALIN® is formulated with the active d-isomer of methylphenidate and contains only the more active isomer responsible for the effective management of the symptoms of ADHD. We also licensed the rights to the RITALIN® family of ADHD-related products to Novartis and receive royalties on their sales.

ALKERAN® (melphalan): ALKERAN® was licensed from GSK and sold under the Celgene label through March 31, 2009, the conclusion date of the ALKERAN® license with GSK. ALKERAN® was approved by the FDA for the palliative treatment of multiple myeloma and of carcinoma of the ovary. Subsequent to the conclusion date of the ALKERAN® license, and ending in March 2011, we will continue to receive residual payments from GSK based upon its ALKERAN® revenues.

Current evaluations of our commercial stage products and their targeted disease indications are outlined in the following table:

Product	Disease Indication	Status
REVLIMID	Newly Diagnosed Multiple Myeloma	Phase III complete, submitted EU regulatory filing, US regulatory filing pending
	NHL	Phase III trials ongoing
	CLL	Phase III trials ongoing
	Prostate cancer	Phase III trial ongoing
	MDS	Phase III trial ongoing
ABRAXANE	Non-small cell lung cancer	Phase III trial completed accrual, filing pending
	Pancreatic cancer	Phase III trial ongoing
	Melanoma	Phase III trial ongoing
	Bladder cancer	Phase II trial ongoing
	Ovarian cancer	Phase II trial ongoing
ISTODAX	CTCL	Approved in US, filing in EU pending
	PTCL	Filed for approval in US, filing in EU pending
VIDAZA	AML	Phase III trial enrolling

PRECLINICAL AND CLINICAL — STAGE PIPELINE

Our preclinical and clinical-stage pipeline of new drug candidates and cell therapies, is highlighted by multiple classes of small molecule, orally administered therapeutic agents designed to selectively regulate disease-associated genes and proteins. The product candidates in our pipeline are at various stages of preclinical and clinical development. Successful results in preclinical or Phase I/II clinical studies may not be an accurate predictor of the ultimate safety or effectiveness of a drug or product candidate.

- *Phase I Clinical Trials*

  Phase I human clinical trials begin when regulatory agencies allow a request to initiate clinical investigations of a new drug or product candidate to become effective and usually involve between 20 to 80 healthy volunteers or patients. The tests study a drug's safety profile, and may include preliminary determination of a drug or product candidate's safe dosage range. The Phase I clinical studies also determine how a drug is absorbed, distributed, metabolized and excreted by the body, and therefore potentially the duration of its action.

- *Phase II Clinical Trials*

  Phase II clinical trials are conducted on a limited number of patients with the targeted disease. An initial evaluation of the drug's effectiveness on patients is performed and additional information on the drug's safety and dosage range is obtained.

- *Phase III Clinical Trials*

  Phase III clinical trials typically include controlled multi-center trials and involve a larger target patient population to ensure that study results are statistically significant. During Phase III clinical trials, physicians monitor patients to determine efficacy and to gather further information on safety.

Pomalidomide: Pomalidomide is an IMiD® drug, a proprietary, novel, small molecule that is orally available and modulates the immune system and other biologically important targets. Pomalidomide is being evaluated in a Phase III clinical trial for the treatment of myelofibrosis. A Phase III clinical trial is being planned to evaluate pomalidomide as a treatment for patients with relapsed/refractory multiple myeloma.

Additional IMiDs® compounds are in preclinical development. Our IMiDs® compounds are covered by an extensive and comprehensive intellectual property estate of U.S. and foreign-issued patents and pending patent applications including composition-of-matter, use and other patents and patent applications.

ORAL ANTI-INFLAMMATORY AGENTS: Our oral pluripotent immunomodulators are members of a proprietary pipeline of novel small molecules with anti-inflammatory activities that impede the production of multiple proinflammatory mediators by inhibiting PDE-4, also causing reductions in TNF-α as well as interleukin-8, or IL-8, IL-17 and IL-23, interferon-gamma, leukotrienes and nitric oxide synthase and it up regulates IL-10. Apremilast is our lead investigational drug in this class of anti-inflammatory compounds and is currently being evaluated as a potential therapy for patients with moderate-to-severe psoriasis and psoriatic arthritis as well as rheumatoid arthritis in six Phase III clinical trials. We are also exploring the use of apremilast in additional rheumatic, dermatologic and inflammatory diseases to determine its potential. In addition, we are investigating our next generation oral pluripotent immunomodulator, CC-11050, which has completed Phase I trials, towards evaluating its safety and efficacy in a number of inflammatory conditions and are moving forward with its development.

KINASE INHIBITORS: We have generated valuable intellectual property in the identification of multiple kinases that regulate pathways critical in inflammation and oncology. Our oral kinase inhibitor platform includes inhibitors of the c-Jun N-terminal kinase, or JNK, mTOR kinase, spleen tyrosine kinase, or Syk, c-fms tyrosine kinase, or c-FMS, and DNA-dependent protein kinase, or DNAPK. Our oral Syk, c-FMS and DNAPK kinase inhibitors are being investigated in pre-clinical studies and targeting human trials in 2012. Our oral JNK inhibitor, CC-401, has successfully completed a Phase I trial in healthy volunteers and in AML patients to determine safety and tolerability. No further studies with CC-401 are planned at this time as we intend to advance our new second generation JNK inhibitors, specifically CC-930, which recently completed a Phase Ib multiple dose study. We are also planning to investigate CC-930 in fibrotic conditions assuming safety and tolerability continue to be acceptable.

SMALL CELL LUNG CANCER: Amrubicin is a third-generation fully synthetic anthracycline molecule with potent topoisomerase II inhibition and is currently being studied as a single agent and in combination with anti-cancer therapies for solid tumors. In 2008, the FDA granted amrubicin orphan drug designation for the treatment of small cell lung cancer and fast track product designation for the treatment of small cell lung cancer after first-line chemotherapy. A drug designated as a fast track product is intended for the treatment of a serious or life-threatening condition and demonstrates the potential to provide a therapy where none exists or provide a therapy which may offer a significant improvement in safety and/or effectiveness over existing therapy.

ABI COMPOUNDS: ABI compounds are targeted nanoparticle, albumin-bound compounds being investigated for potential treatment of solid tumor cancers. These compounds include: ABI-008 (nab® -docetaxel), which is in a Phase II trial for hormone refractory prostate cancer; ABI-009 (nab® -rapamycin), which is an mTOR inhibitor currently in a Phase I trial in patients with solid tumors; ABI-010 (nab® -17AAG), which is an Hsp90 inhibitor that completed pre-clinical analysis and the initial new drug application, or IND, was approved by the FDA in May 2008; and ABI-011 (nab® -thiocolchicine dimer), which is a novel thiocolchicine with dual mechanisms of action showing both microtubule destabilization and the disruption of topoisomerase-1 activity. An IND was filed in the third quarter of 2009.

COROXANE™ (nanometer-sized paclitaxel, ABRAXANE®, under the trade name COROXANE™): COROXANE™ is currently closing its Phase II clinical studies for coronary restenosis as well as peripheral artery (superficial femoral artery) restenosis. The SNAPIST series of studies examines the use of COROXANE™ in the treatment of coronary artery restenosis, including the use of COROXANE™ in patients receiving bare metal stents. COROXANE™, administered with bare metal stents may address the issue of incomplete re-endothelialization and acute thrombosis associated with drug-eluting stents. COROXANE™ administered following balloon angioplasty in the superficial femoral artery may help reduce the incidence of restenosis in these patients. We currently intend to seek a strategic partner for the further development and marketing of COROXANE™.

CELLULAR THERAPIES: At CCT, we are researching stem cells derived from the human placenta as well as from the umbilical cord. CCT is our state-of-the-art research and development division dedicated to fulfilling the promise of cellular technologies by developing cutting-edge products and therapies to significantly benefit patients. Our goal is to develop proprietary cell therapy products for the treatment of unmet medical needs.

Stem cell based therapies offer the potential to provide disease-modifying outcomes for serious diseases which lack adequate therapy. We have developed proprietary technology for collecting, processing and storing placental stem cells with potentially broad therapeutic applications in cancer, auto-immune diseases including Crohn's disease and multiple sclerosis, neurological disorders including stroke and amyotrophic lateral sclerosis, or ALS, graft-versus-host disease, or GVHD, and other immunological / anti-inflammatory, rheumatologic and bone disorders. We have initiated Phase II studies for our human placenta derived cell product, PDA-001, to evaluate PDA-001 as a potential treatment for patients with moderate-to-severe Crohn's disease refractory to oral corticosteroids and immune suppressants, patients with multiple sclerosis, and patients with stroke or rheumatoid arthritis.

We also maintain an IND with the FDA for a trial with human umbilical cord blood in sickle cell anemia and an IND for human placental-derived stem cells, or HPDSC, to support a study to assess the safety of its transplantation with umbilical cord blood stem cells, obtained from fully or partially matched related donors in subjects with certain malignant hematological diseases and non-malignant disorders. We are continuing additional preclinical and clinical research to define further the potential of placental-derived stem cells and to characterize other placental-derived products.

SOTATERCEPT (ACE-011): We have a collaboration with Acceleron Pharma, or Acceleron, to develop sotatercept. Sotatercept acts as a decoy receptor for members of the growth and differentiation factor, or GDF, family of ligands that bind the ACTIIRB receptor, with highest affinity for Activin A and B. Two Phase I clinical studies have been completed (A011-01 and A011-02); and two Phase II studies (A011-04 and A011-08) are closed and awaiting completion of the clinical study report. Three additional Phase II clinical studies have been initiated and are currently ongoing (A011-REN-001 in end stage renal anemia, A011-NSCL-001 for chemotherapy-induced anemia in non-small cell lung cancer, or NSCLC, patients and A011-ST-001 to evaluate effects on red blood cell mass and plasma volume).

CELGENE LEADING PRODUCT CANDIDATES

The development of our leading new drug candidates and their targeted disease indications are outlined in the following table:

Product	Disease Indication	Status
IMiDs® Compounds:		
Pomalidomide (CC-4047)	Myelofibrosis	Phase III trial ongoing
	Multiple myeloma	Phase II trial ongoing, pivotal trial planned
Oral Anti-Inflammatory:		
Apremilast (CC-10004)	Psoriasis	Phase III trials ongoing
	Psoriatic arthritis	Phase III trials ongoing
	Rheumatoid arthritis	Phase II trial enrolling
CC-11050	Cutaneous lupus	Phase II trial ongoing
Kinase Inhibitors:		
JNK CC-930	Idiopathic pulmonary fibrosis	Phase II trial ongoing
Small Cell Lung Cancer:		
Amrubicin	Small cell lung cancer	Phase III trial completed
Nab®-docetaxel (ABI-008)	Solid tumors	Phase I completed in hormone-refractory prostate cancer (HRPC). Phase II trial ongoing
Nab®-rapamycin (ABI-009)	Solid tumors	Phase I trial ongoing
Nab®-17AAG (ABI-010)	Solid tumors	Phase I trial planned
Nab®-thiocolchicine dimer (ABI-011)	Solid tumors	IND filed
Cellular Therapies:		
PDA-001	Crohn's disease	Phase II trial ongoing
	Multiple sclerosis	Phase Ib trial ongoing
	Ischemic stroke	Phase II trial ongoing
	Rheumatoid arthritis	Phase II trial ongoing
Activin Biology:		
Sotatercept (ACE-011)	Renal anemia	Phase II trial ongoing
	Chemotherapy induced anemia	Phase II trial ongoing

PATENTS AND PROPRIETARY TECHNOLOGY

We consider intellectual property protection (including but not limited to patents and regulatory exclusivities) relative to certain products- particularly those products discussed below- to be critical to our operations. For many of our products, in addition to compound patents we hold other patents on manufacturing processes, formulations, or uses that may extend exclusivity beyond the expiration of the product patent.

KEY PRODUCTS: TABLE OF EXCLUSIVITIES

The following table shows the estimated expiration dates in the United States and in Europe of the last-to-expire period of exclusivity (regulatory or patent) related to the following approved drugs:

	U.S.	Europe
REVLIMID® brand drug (U.S. drug substance patent) (European Patent Office, or EPO use/drug product patent)	2026	2023
THALOMID® brand drug (use and/or drug product patents)	2023	2019
VIDAZA® brand drug (U.S. and EMA regulatory exclusivities only)	2011	2018
ABRAXANE® brand drug (U.S. use/drug product patent) (EMA regulatory exclusivity)	2024	2018
ISTODAX® brand drug (U.S. drug substance patents) (EMA regulatory exclusivity upon approval)	2021	(10 years regulatory exclusivity upon approval)
FOCALIN® brand drug (U.S. use patents)	2015	N/A
FOCALIN XR® brand drug (U.S. use patents) (EPO drug product patent)	2015	2018
RITALIN LA® brand drug (U.S. use patents) (EPO drug product patent)	2015	2018

In the United States, the patents covering the REVLIMID® brand drug include thirteen (13) patents that are listed in the Orange Book, all of which are assigned to us. The last-to-expire patent (2026), U.S. Patent No. 7,465,800, covers certain polymorphic forms of the pharmaceutically active ingredient of REVLIMID® brand drug.

REVLIMID® brand drug is also covered in foreign countries by patents and patent applications that are equivalent to those listed in the U.S. Orange Book. For example, patents related to the active pharmaceutical ingredient, uses and pharmaceutical compositions are granted in Europe. The patents are currently scheduled to expire in 2017 or 2018, except that patents granted in certain European countries such as, for example, Spain, France, Italy, Germany and the United Kingdom will not expire until 2022 due to the supplementary protection certificates, or SPCs, granted in these countries. In addition, patents in Europe that relate to uses of and products comprising lenalidomide relative to multiple myeloma will not expire until 2023.

The patents covering THALOMID® brand drug in the United States include thirteen (13) patents that are listed in the Orange Book. The last-to-expire patent (2023), U.S. Patent No. 7,230,012, that is assigned to us, covers marketed THALOMID® formulations.

In foreign countries, THALOMID® brand drug is also covered by patents and patent applications that are equivalent to those listed in the U.S. Orange Book. Patents related to the approved uses of thalidomide are granted in Europe. The patents are currently scheduled to expire in 2014 or 2017, except that patents granted in certain European countries, such as for example, Spain, France and Italy, will not expire until 2019 due to the SPCs granted in these countries.

Exclusivity with respect to the currently approved formulation for VIDAZA® brand drug stems from regulatory mechanisms. In the United States, orphan drug exclusivity with respect to VIDAZA® brand drug expires in May 2011. In Europe, new drug and orphan exclusivities relative to VIDAZA® brand drug expire in December 2018.

The patents covering ABRAXANE® brand drug in the United States include eight (8) patents that are listed in the Orange Book. The last-to-expire patent (2024), U.S. Patent No. 7,820,788, covers marketed ABRAXANE® formulations. In Europe, new drug exclusivity relative to ABRAXANE® brand drug expires in 2018. We have applied for Supplementary Protection Certificates in Europe relative to EP 0 961 612 B1 that, if granted, would extend exclusivity for ABRAXANE® brand drug to 2022. EP 0 961 612 B1 presently is under opposition at the European Patent Office by Teva Pharmaceutical Industries Ltd.

Our acquisition of Gloucester Pharmaceuticals Inc. included the acquisition of certain intellectual properties relative to ISTODAX® brand drug. United States Patent No. 4,977,138 is presently estimated to expire on July 6, 2011. The remaining two patents, related to alternate forms of the active pharmaceutical ingredient of ISTODAX® brand drug, expire on the same date: August 22, 2021.

In the United States, the patents covering FOCALIN® brand drug include three (3) patents that are listed in the Orange Book. All of these patents are assigned to us. These patents all expire on the same date: December 4, 2015.

In the United States, the patents covering FOCALIN XR® brand drug comprise six (6) patents that are listed in the Orange Book. All of these six (6) patents are assigned to us. These patents all expire on the same date: December 4, 2015. A relevant European patent, owned by us, expires on June 9, 2018.

In the United States, the patents covering RITALIN LA® brand drug comprise three (3) patents that are listed in the Orange Book. All of these three (3) patents are assigned to us. These patents all expire on the same date: December 4, 2015. A relevant European patent, owned by us, expires on June 9, 2018.

In terms of our United States patents for FOCALIN®, FOCALIN XR® and RITALIN LA® brand drugs, the previously disclosed litigations with generic drug companies (i.e. TEVA Pharmaceuticals USA, Inc., IntelliPharmaCeutics Corp., Actavis South Atlantic LLC, Abrika Pharmaceuticals, Inc., Barr Pharmaceutical, Inc. and KV Pharmaceutical Company), see annual report on Form 10-K filed on February 18, 2010, were resolved pursuant to confidential settlements which do allow for the entrance of their respective generic products in the United States prior to the 2015 patent expirations, should their respective ANDA applications have FDA approval.

As noted above, patent protection is very important to us and our business and, therefore, we have applied for and received SPCs in Europe relative to certain in-licensed CMCC thalidomide patents. These SPCs, reflected in the chart above, extend the terms of these patents relative to certain uses of thalidomide to 2019. In addition, also as reflected in the chart above, we have applied for and received SPCs to 2022 in Europe relative to lenalidomide. In the United States, we have been granted a patent term extension of our REVLIMID® composition of matter patent to 2019. By way of further example, in the United States, and as reflected in the chart above, we have been granted patent term adjustment with respect to a REVLIMID® polymorph patent; this patent is presently scheduled to expire in 2026.

Patent term extensions have been granted in other markets as well including Australia and Korea relative to certain of our patents claiming lenalidomide. Patent term extension applications relative to lenalidomide also are pending in Japan. In addition, we have actively considered and may pursue alternate exclusivity strategies, mostly related to international treaties, in a variety of countries throughout Latin America.

Trade secret strategies also are integral to our success. There exist certain trade secrets related to many of our key products, including ABRAXANE® brand drug.

Our brand names, logos and trademarks are also important to us and in the aggregate important to our success. We maintain both registered and common law trademarks. Common law trademark protection typically continues where and for as long as the mark is used. Registered trademarks continue in each country for as long as the trademark is registered,

In total, we own or have exclusively licensed over 280 issued U.S. patents. In addition, approximately 310 additional pending patent applications are owned by or exclusively licensed to us. We have a policy to seek worldwide patent protection for our inventions and have foreign patent rights corresponding to most of our U.S. patents.

In August 2001, we entered into an agreement, termed the "New Thalidomide Agreement," with EntreMed, Inc., or EntreMed, Children's Medical Center Corporation, or CMCC, and Bioventure Investments kft relating to patents and patent applications owned by CMCC, which agreement superceded several agreements already in place between CMCC, EntreMed and us. Pursuant to the New Thalidomide Agreement, CMCC directly granted to us an exclusive worldwide license under the relevant patents and patent applications relating to thalidomide. Several U.S. and European patents have been issued to CMCC in this patent family and certain of these patents expire in 2013 and 2014. We have applied for and received Supplementary Protection Certificates, or SPCs, in Europe relative to certain of these issued CMCC thalidomide patents. These SPCs extend the terms of these patents relative to uses of thalidomide to 2019. Corresponding foreign patent applications and additional U.S. patent applications are still pending.

In addition to the New Thalidomide Agreement, we entered into an agreement, entitled the "New Analog Agreement," with CMCC and EntreMed in December 2002, pursuant to which we have been granted an exclusive worldwide license to certain CMCC patents and patent applications relating to thalidomide analogs. Under the New Analog Agreement, CMCC exclusively licensed to us these patents and patent applications, which relate to analogs, metabolites, precursors and hydrolysis products of thalidomide, and stereoisomers thereof. Under the New Analog Agreement, we are obligated to comply with certain milestones and other obligations, including those relating to REVLIMID® brand drug sales. The New Analog Agreement grants us control over the prosecution and maintenance of the licensed thalidomide analog patent rights.

Our research leads us to seek patent protection for molecular targets and drug discovery technologies, as well as therapeutic and diagnostic products and processes. More specifically, proprietary technology has been developed for use in molecular target discovery, the identification of regulatory pathways in cells, assay design and the discovery and development of pharmaceutical product candidates. An increasing percentage of our recent patent applications have been related to potential product candidates or compounds. As of December 2010, included in those inventions described above, we owned, in whole or in part, over 100 issued U.S. patents and have filed over 110 U.S. pending patent applications, including pending provisional applications, some of which are related to sponsored or collaborative research relationships.

CCT, our cellular therapeutics subsidiary, seeks patent protection for the collection, processing, composition, formulation and uses of mammalian placental and umbilical cord tissue and placental and umbilical cord stem cells, as well as cells and biomaterials derived from the placenta. As of December 2010, CCT owned, in whole or in part, 10 U.S. patents, including claims to novel cells and cellular compositions. In addition, CCT has approximately 60 U.S. patent applications, including pending provisional applications.

Our patents are regularly subject to challenge by generic drug companies and manufacturers. See Part I, Item 3, "Legal Proceedings." We rely on several different types of patents to protect our products, including, without limitation, compound, polymorph, formulation and method of use patents. We do not know whether any of these patents will be circumvented, invalidated or found unenforceable as a result of challenge by generic companies or manufacturers. For a more detailed discussion of risks related to our patent portfolio see Part I, Item 1A, "Risk Factors."

GOVERNMENTAL REGULATION/EXCLUSIVITIES AFFORDED BY REGULATORY AUTHORITIES

Regulation by governmental authorities in the United States and other countries is a significant factor in the manufacture and marketing of pharmaceuticals and in our ongoing research and development activities. Most, if not all, of our therapeutic products require regulatory approval by governmental agencies prior to commercialization. In particular, human therapeutic products are subject to rigorous preclinical testing and clinical trials and other pre-marketing approval requirements by the FDA and regulatory authorities in other countries. In the United States, various federal and, in some cases, state statutes and regulations also govern or impact upon the manufacturing, testing for safety and effectiveness, labeling, storage, record-keeping and marketing of such products. The lengthy process of seeking required approvals, and the continuing need for compliance with applicable statutes and regulations, requires the expenditure of substantial resources. Regulatory approval, if and when obtained, may be limited in scope which may significantly limit the indicated uses for which a product may be marketed. Further, approved drugs, as well as their manufacturers, are subject to ongoing review and discovery of previously unknown problems with such products or the manufacturing or quality control procedures used in their production may result in restrictions on their manufacture, sale or use or in their withdrawal from the market. Any failure by us, our suppliers of manufactured drug product, collaborators or licensees to obtain or maintain, or any delay in obtaining, regulatory approvals could adversely affect the marketing of our products and our ability to receive product revenue, license revenue or profit sharing payments.

The activities required before a product may be marketed in the United States begin with preclinical testing not involving human subjects. Preclinical tests include laboratory evaluation of a product candidate's chemistry and its biological activities and the conduct of animal studies to assess the potential safety and efficacy of a product candidate and its formulations. The results of these studies must be submitted to the FDA as part of an IND which must be reviewed by the FDA primarily for safety considerations before proposed clinical trials in humans can begin.

Typically, clinical trials involve a three-phase process as previously described. In some cases, further studies (Phase IV) are required as a condition for a new drug application, or NDA, or biologics license application, or BLA, approval, to provide additional information concerning the drug or product. The FDA requires monitoring of all aspects of clinical trials, and reports of all adverse events must be made to the agency before drug approval. After approval, we have ongoing reporting obligations concerning adverse reactions associated with the drug, including expedited reports for serious and unexpected adverse events. Additionally, we may have limited control over studies conducted with our proprietary compounds or biologics if such studies are performed by others (e.g., cooperative groups).

The results of the preclinical testing and clinical trials are submitted to the FDA as part of an NDA or BLA for evaluation to determine if the product is sufficiently safe and effective for approval to commence commercial sales. In responding to an NDA or BLA, the FDA may grant marketing approval, request additional information or deny the application if it determines that the application does not satisfy its regulatory approval criteria. When an NDA or BLA is approved, the NDA or BLA holder must a) employ a system for obtaining reports of experience and side effects associated with the drug and make appropriate submissions to the FDA and b) timely advise the FDA if any marketed product fails to adhere to specifications established by the NDA or BLA internal manufacturing procedures.

Pursuant to the Orphan Drug Act, a sponsor may request that the FDA designate a drug intended to treat a "rare disease or condition" as an "orphan drug." The term "orphan drug" can refer to either a drug or biologic. A rare disease or condition is defined as one which affects less than 200,000 people in the United States, or which affects more than 200,000 people, but for which the cost of developing and making available the product is not expected to be recovered from sales of the product in the United States. Upon the approval of the first NDA or BLA for a drug designated as an orphan drug for a specified indication, the sponsor of that NDA or BLA is entitled to seven years of exclusive marketing rights in the United States for such drug or product containing the active ingredient for the same indication unless the sponsor cannot assure the availability of sufficient quantities of the drug to meet the needs of persons with the disease. However, orphan drug status is particular to the approved indication and does not prevent another company from seeking approval of other labeled indications. The period of orphan exclusivity is concurrent with any patent exclusivity that relates to the drug or biologic. Orphan drugs may also be eligible for federal income tax credits for costs associated with the drugs' development. Possible amendment of the Orphan Drug Act by the U.S. Congress and possible reinterpretation by the FDA has been discussed by regulators and legislators. FDA regulations reflecting certain definitions, limitations and procedures for orphan drugs initially went into effect in January 1993 and were amended in certain respects in 1998. Therefore, there is no assurance as to the precise scope of protection that may be afforded by orphan drug status in the future or that the current level of exclusivity and tax credits will remain in effect. Moreover, even if we have an orphan drug designation for a particular use of a drug, there can be no assurance that another company also holding orphan drug designation will not receive approval prior to us for the same indication. If that were to happen, our applications for that indication could not be approved until the competing company's seven-year period of exclusivity expired. Even if we are the first to obtain approval for the orphan drug indication, there are certain circumstances under which a competing product may be approved for the same indication during our seven-year period of exclusivity. Further, particularly in the case of large molecule drugs or biologics, a question can be raised whether the competing product is really the "same drug" as that which was approved. In addition, even in cases in which two products appear to be the same drug, the agency may approve the second product based on a showing of clinical superiority compared to the first product. In order to increase the development and marketing of drugs for rare disorders, regulatory bodies outside the United States have enacted regulations similar to the Orphan Drug Act. REVLIMID® brand drug has been granted orphan medicinal product designation by the European Commission, or EC, for treatment of CLL following the favorable opinion of the European Medicines Agency's, or EMA, Committee for Orphan Medicinal Products.

Among the conditions for NDA or BLA approval is the requirement that the prospective manufacturer's quality control and manufacturing procedures continually conform with the FDA's current Good Manufacturing

Practice, or cGMP, regulations (which are regulations established by the FDA governing the manufacture, processing, packing, storage and testing of drugs and biologics intended for human use). In complying with cGMP, manufacturers must devote extensive time, money and effort in the area of production and quality control and quality assurance to maintain full technical compliance. Manufacturing facilities and company records are subject to periodic inspections by the FDA to ensure compliance. If a manufacturing facility is not in substantial compliance with these requirements, regulatory enforcement action may be taken by the FDA, which may include seeking an injunction against shipment of products from the facility and recall of products previously shipped from the facility.

Under the Hatch-Waxman Amendments to the Federal Food, Drug, and Cosmetic Act, or the Act, products covered by approved NDAs or supplemental NDAs may be protected by periods of patent and/or non-patent exclusivity. During the exclusivity periods, the FDA is generally prevented from granting effective approval of an abbreviated NDA, or ANDA. Further, NDAs submitted under 505(b)(2) of the Food, Drug and Cosmetic Act may not reference data contained in the NDA for a product protected by an effective and unexpired exclusivity. ANDAs and 505(b)(2) applications are generally less burdensome than full NDAs in that, in lieu of new clinical data, the applications rely in whole, or in part, upon the safety and efficacy findings of the referenced approved drug in conjunction with bridging data, typically bioequivalence data. Upon the expiration of the applicable exclusivities, through passage of time or successful legal challenge, the FDA may grant effective approval of an ANDA for a generic drug, or may accept reference to a previously protected NDA in a 505(b)(2) application. Depending upon the scope of the applicable exclusivities, any such approval could be limited to certain formulations and/or indications/claims, i.e., those not covered by any outstanding exclusivities. While the Act provides for ANDA and 505(b)(2) abbreviated approval pathways for drugs earlier submitted as NDAs and approved under section 505 of the Act, there are presently no similar provisions for biologics submitted as BLAs and approved under the Public Health Service, or PHS, Act. There is currently no abbreviated application that would permit approval of a generic or "follow-on" biologic based on the FDA's earlier approval of another manufacturer's application under section 351 of the PHS Act.

Failure to comply with applicable FDA regulatory requirements can result in enforcement actions such as warning letters, recalls or adverse publicity issued by the FDA or in legal actions such as seizures, injunctions, fines based on the equitable remedy of disgorgement, restitution and criminal prosecution.

Approval procedures similar to those in the United States must be undertaken in virtually every other country comprising the market for our products before any such product can be commercialized in those countries. The approval procedure and the time required for approval vary from country to country and may involve additional testing. There can be no assurance that approvals will be granted on a timely basis or at all. In addition, regulatory approval of drug and biologics pricing is required in most countries other than the United States. There can be no assurance that the resulting pricing of our products would be sufficient to generate an acceptable return to us.

COMPETITION

The pharmaceutical and biotechnology industries are each highly competitive. We also compete with universities and research institutions in the development of products and processes, and in the acquisition of technology from outside sources.

Competition in the pharmaceutical industry, and specifically in the oncology and immune-inflammatory areas, is particularly intense. Numerous pharmaceutical, biotechnology and generic drug companies have extensive anti-cancer and anti-inflammatory drug discovery, development and commercial resources. Abbott Laboratories, Amgen Inc., or Amgen, AstraZeneca PLC., Biogen Idec Inc., Bristol-Myers Squibb Co., Eisai Co., Ltd., F. Hoffmann-LaRoche Ltd., Johnson and Johnson, Merck and Co., Inc., Novartis AG, Pfizer, Sanofi-Aventis and Takeda Pharmaceutical Co. Ltd., or Takeda, are among some of the companies researching and developing new compounds in the oncology, inflammation and immunology fields. We, along with other pharmaceutical brand-name makers, face the challenges brought on by generic drug manufacturers in their pursuit of obtaining bulk quantities of certain drugs in order for them to be able to develop similar versions of these products and be ready to market as soon as permitted.

The pharmaceutical and biotechnology industries have undergone, and are expected to continue to undergo, rapid and significant technological change. Consolidation and competition are expected to intensify as technical advances in each field are achieved and become more widely known. In order to compete effectively, we will be required to continually upgrade and expand our scientific expertise and technology, identify and retain capable personnel and pursue scientifically feasible and commercially viable opportunities.

Our competition will be determined in part by the indications and geographic markets for which our products are developed and ultimately approved by regulatory authorities. The relative speed with which we develop new products, complete clinical trials, obtain regulatory approvals, receive pricing and reimbursement approvals, finalize agreements with outside contract manufacturers when needed and market our products are critical factors in gaining a competitive advantage. Competition among products approved for sale includes product efficacy, safety, convenience, reliability, availability, price, third-party reimbursement and patent and non-patent exclusivity.

SIGNIFICANT ALLIANCES

We have entered into a variety of alliances as is customary in our industry. Following is a description of the major agreements in place:

Novartis Pharma AG: We entered into an agreement with Novartis in which we granted to Novartis an exclusive worldwide license (excluding Canada) to develop and market FOCALIN® (d-methylphenidate, or d -MPH) and FOCALIN XR®, the long-acting drug formulation for attention deficit disorder, or ADD, and attention deficit hyperactivity disorder, or ADHD. We also granted Novartis rights to all of our related intellectual property and patents, including formulations of the currently marketed RITALIN LA®. Under the agreement, we are entitled to receive up to $100.0 million in upfront and regulatory achievement milestone payments. To date, we have received upfront and regulatory achievement milestone payments totaling $55.0 million. We also sell FOCALIN® to Novartis and currently receive royalties of between 35% and 30% on sales of all of Novartis' FOCALIN XR® and RITALIN® family of ADHD-related products.

The agreement will continue until the later of (i) the tenth anniversary of the first commercial launch on a country-by-country basis or (ii) when the last applicable patent expires with respect to that country. At the expiration date, we shall grant Novartis a perpetual, non-exclusive, royalty-free license to make, have made, use, import and sell d-MPH and Ritalin® under our technology.

Prior to its expiration as described above, the agreement may be terminated by:

i. Novartis at its sole discretion, effective 12 months after written notice to us, or

ii. by:

a. either party if the other party materially breaches any of its material obligations under the agreement,

b. us if Novartis fails to pay amounts due under the agreement two or more times in a 12-month period,

c. either party, on a product-by-product and country-by-country basis, in the event of withdrawal of the d-MPH product or Ritalin® product from the market because of regulatory mandate,

d. either party if the other party files for bankruptcy.

If the agreement is terminated by us then all licenses granted to Novartis under the agreement will terminate and Novartis will also grant us a non-exclusive license to certain of their intellectual property related to the compounds and products.

If the agreement is terminated by Novartis then all licenses granted to Novartis under the agreement will terminate.

If the agreement is terminated by Novartis because of a material breach by us, then Novartis can make a claim for damages against us and we shall grant Novartis a perpetual, non-exclusive, royalty-free license to make, have made, use, import and sell d-MPH and Ritalin® under our technology.

When generic versions of long-acting methylphenidate hydrochloride and dexmethylphenidate hydrochloride enter the market, we expect Novartis' sales of Ritalin LA® and Focalin XR® products to decrease and therefore our royalties under this agreement to also decrease.

Array BioPharma Inc.: We have a research collaboration agreement with Array BioPharma Inc., or Array, focused on the discovery, development and commercialization of novel therapeutics in cancer and inflammation. As part of this agreement, we made an upfront payment in September 2007 to Array of $40.0 million, which was recorded as research and development expense, in return for an option to receive exclusive worldwide rights for compounds developed against two of the four research targets defined in the agreement, except for Array's limited U.S. co-promotional rights. In June 2009, we made an additional upfront payment of $4.5 million to expand the research targets defined in the agreement, which was recorded as research and development expense. Array will be responsible for all discovery and clinical development through Phase I or Phase IIa and be entitled to receive, for each compound, potential milestone payments of approximately $200.0 million if certain discovery, development and regulatory milestones are achieved, and $300.0 million if certain commercial milestones are achieved as well as royalties on net sales. During the fourth quarter of 2010, we made a $10.0 million discovery milestone payment required by the collaboration upon the filing and clearance of an IND with the FDA.

Our option will terminate upon the earlier of either a termination of the agreement, the date we have exercised our options for compounds developed against two of the four research targets defined in the agreement, or September 21, 2012, unless the term is extended. We may unilaterally extend the option term for two additional one-year terms until September 21, 2014 and the parties may mutually extend the term for two additional one-year terms until September 21, 2016. Upon exercise of an option, the agreement will continue until we have satisfied all royalty payment obligations to Array. Upon the expiration of the agreement, Array will grant us a fully paid-up, royalty-free license to use certain intellectual property of Array to market and sell the compounds and products developed under the agreement. The agreement may expire on a product-by-product and country-by-country basis as we satisfy our royalty payment obligation with respect to each product in each country.

Prior to its expiration as described above, the agreement may be terminated by:

(i) us at our sole discretion, or

(ii) either party if the other party:

a. materially breaches any of its material obligations under the agreement, or

b. files for bankruptcy.

If the agreement is terminated by us at our sole discretion or by Array for a material breach by us, then our rights to the compounds and products developed under the agreement will revert to Array. If the agreement is terminated by Array for a material breach by us, then we will also grant to Array a non-exclusive, royalty-free license to certain intellectual property controlled by us necessary to continue the development of such compounds and products. If the agreement is terminated by us for a material breach by Array, then, among other things, our payment obligations under the agreement could be either reduced by 50% or terminated entirely.

Acceleron Pharma: We have a worldwide strategic collaboration with Acceleron Pharma, or Acceleron, for the joint development and commercialization of ACE-011, currently being studied for treatment of chemotherapy-induced anemia, metastatic bone disease and renal anemia. The collaboration combines both companies' resources and commitment to developing products for the treatment of cancer and cancer-related bone loss. The agreement also includes an option for certain discovery stage programs. Under the terms of the agreement, we and Acceleron will jointly develop, manufacture and commercialize Acceleron's products for bone loss. We made an upfront payment to Acceleron in February 2008 of $50.0 million, which included a $5.0 million equity investment in Acceleron, with the remainder recorded as research and development expense. In addition, in the event of an initial public offering of Acceleron, we will purchase a minimum of $7.0 million of Acceleron common stock.

Acceleron will retain responsibility for initial activities, including research and development, through the end of Phase IIa clinical trials, as well as manufacturing the clinical supplies for these studies. In turn, we will conduct the Phase IIb and Phase III clinical studies and will oversee the manufacture of Phase III and commercial supplies. Acceleron will pay a share of the development expenses and is eligible to receive development, regulatory approval and sales-based milestones of up to $510.0 million for the ACE-011 program and up to an additional $437.0 million for each of the three discovery stage programs. The companies will co-promote the products in North America. Acceleron will receive tiered royalties on worldwide net sales, upon the commercialization of a development compound.

The agreement will continue until we have satisfied all royalty payment obligations to Acceleron and we have either exercised or forfeited all of our options under the agreement. Upon our full satisfaction of our royalty payment obligations to Acceleron under the agreement, all licenses granted to us by Acceleron under the agreement will become fully paid-up, perpetual, non-exclusive, irrevocable and royalty-free licenses. The agreement may expire on a product-by-product and country-by-country basis as we satisfy our royalty payment obligation with respect to each product in each country.

Prior to its expiration as described above, the agreement may be terminated by:

(i) us at our sole discretion, or

(ii) either party if the other party:

a. materially breaches any of its material obligations under the agreement, or

b. files for bankruptcy.

If the agreement is terminated by us at our sole discretion or by Acceleron for a material breach by us, then all licenses granted to us under the agreement will terminate and we will also grant to Acceleron a non-exclusive license to certain of our intellectual property related to the compounds and products. If the agreement is terminated by us for a material breach by Acceleron, then, among other things, (A) the licenses granted to Acceleron under the agreement will terminate, (B) the licenses granted to us will continue in perpetuity, (C) all future royalties payable by us under the agreement will be reduced by 50% and (D) our obligation to make any future milestone payments will terminate.

Cabrellis Pharmaceuticals Corp.: We, as a result of our acquisition of Pharmion, obtained an exclusive license to develop and commercialize amrubicin in North America and Europe pursuant to a license agreement with Dainippon Sumitomo Pharma Co. Ltd, or DSP. Pursuant to Pharmion's acquisition of Cabrellis Pharmaceutics Corp., or Cabrellis, prior to our acquisition of Pharmion, we will pay $12.5 million for each approval of amrubicin in an initial indication by regulatory authorities in the United States and the E.U. to the former shareholders of Cabrellis. Upon approval of amrubicin for a second indication in the United States or the E.U., we will pay an additional $10.0 million for each market to the former shareholders of Cabrellis. Under the terms of the license agreement for amrubicin, we are required to make milestone payments of $7.0 million and $1.0 million to DSP upon regulatory approval of amrubicin in the United States and upon receipt of the first approval in the E.U., respectively, and up to $17.5 million upon achieving certain annual sales levels in the United States. Pursuant to the supply agreement for amrubicin, we are to pay DSP a semiannual supply price calculated as a percentage of net sales for a period of ten years. In September 2008, amrubicin was granted fast-track product designation by the FDA for the treatment of small cell lung cancer after first-line chemotherapy.

The amrubicin license expires on a country-by-country basis and on a product-by-product basis upon the later of (i) the tenth anniversary of the first commercial sale of the applicable product in a given country after the issuance of marketing authorization in such country and (ii) the first day of the first quarter for which the total number of generic product units sold in a given country exceeds 20% of the total number of generic product units sold plus licensed product units sold in the relevant country during the same calendar quarter.

Prior to its expiration as described above, the amrubicin license may be terminated by:

(i) us at our sole discretion,

(ii) either party if the other party:

a. materially breaches any of its material obligations under the agreement, or

b. files for bankruptcy,

(iii) DSP if we take any action to challenge the title or validity of the patents owned by DSP, or

(iv) DSP in the event of our change in control.

If the agreement is terminated by us at our sole discretion or by DSP under circumstances described in clauses (ii)(a) and (iii) above, then we will transfer our rights to the compounds and products developed under the agreement to DSP and will also grant to DSP a non-exclusive, perpetual, royalty-free license to certain intellectual property controlled by us necessary to continue the development of such compounds and products. If the agreement is terminated by us for a material breach by DSP, then, among other things, DSP will grant to us an exclusive, perpetual, paid-up license to all of the intellectual property of DSP necessary to continue the development, marketing and selling of the compounds and products subject to the agreement.

GlobeImmune, Inc.: In September 2007, we made a $3.0 million equity investment in GlobeImmune, Inc., or GlobeImmune. In April 2009 and May 2009, we made additional $0.1 million and $10.0 million equity investments, respectively, in GlobeImmune. In addition, we have a collaboration and option agreement with GlobeImmune focused on the discovery, development and commercialization of novel therapeutics in cancer. As part of this agreement, we made an upfront payment in May 2009 of $30.0 million, which was recorded as research and development expense, to GlobeImmune in return for the option to license compounds and products based on the GI-4000, GI-6200, GI-3000 and GI-10000 oncology drug candidate programs as well as oncology compounds and products resulting from future programs controlled by GlobeImmune. GlobeImmune will be responsible for all discovery and clinical development until we exercise our option with respect to a drug candidate program and GlobeImmune will be entitled to receive potential milestone payments of approximately $230.0 million for the GI-4000 program, $145.0 million for each of the GI-6200, GI-3000 and GI-10000 programs and $161.0 million for each additional future program if certain development, regulatory and sales-based milestones are achieved. GlobeImmune will also receive tiered royalties on worldwide net sales.

Our options with respect to the GI-4000, GI-6200, GI-3000 and GI-10000 oncology drug candidate programs will terminate if we do not exercise our respective options after delivery of certain reports from GlobeImmune on the completed clinical trials with respect to each drug candidate program, as set forth in the initial development plan specified in the agreement. If we do not exercise our options with respect to any drug candidate program or future program, our option with respect to the oncology products resulting from future programs controlled by GlobeImmune will terminate three years after the last of the options with respect to the GI-4000, GI-6200, GI-3000 and GI-10000 oncology drug candidate programs terminates. Upon our exercise of an option, the agreement will continue until we have satisfied all royalty payment obligations to GlobeImmune. Upon the expiration of the agreement, on a product-by-product, country-by-country basis, GlobeImmune will grant us an exclusive, fully paid-up, royalty-free, perpetual license to use certain intellectual property of GlobeImmune to market and sell the compounds and products developed under the agreement. The agreement may expire on a product-by-product and country-by-country basis as we satisfy our royalty payment obligation with respect to each product in each country.

Prior to its expiration as described above, the agreement may be terminated by:

(i) us at our sole discretion, or

(ii) either party if the other party:

a. materially breaches any of its material obligations under the agreement, or

b. files for bankruptcy.

If the agreement is terminated by us at our sole discretion or by GlobeImmune for a material breach by us, then our rights to the compounds and products developed under the agreement will revert to GlobeImmune. If the agreement is terminated by us for a material breach by GlobeImmune, then, among other things, our royalty payment obligations under the agreement will be reduced by 50%, our development milestone payment obligations under the agreement will be reduced by 50% or terminated entirely and our sales milestone payment obligations under the agreement will be terminated entirely.

Agios Pharmaceuticals, Inc.: On April 14, 2010, we entered into a discovery and development collaboration and license agreement with Agios Pharmaceuticals, Inc., or Agios, which focuses on cancer metabolism targets and the discovery, development and commercialization of associated therapeutics. As part of the agreement, we paid Agios a $121.2 million non-refundable, upfront payment, which was expensed by us as research and development in the second quarter of 2010. We also made an $8.8 million equity investment in Agios Series B Convertible Preferred

Stock, representing approximately a 10.94% ownership interest in Agios and is included in other non-current assets in our Consolidated Balance Sheet. We receive an initial period of exclusivity during which we have the option to develop any drugs resulting from the Agios cancer metabolism research platform and may extend this exclusivity period by providing Agios additional funding. We have an exclusive option to license any resulting clinical candidates developed during this period and will lead and fund global development and commercialization of certain licensed programs. With respect to each product in a program that we choose to license, Agios could receive up to $120.0 million upon achievement of certain milestones plus royalties on sales, and Agios may also participate in the development and commercialization of certain products in the United States. Agios may also receive a one-time milestone payment of $25.0 million upon dosing of the final human subject in a Phase II study, such payment to be made only once with respect to only one program.

Unless the agreement is earlier terminated or the option term is extended, our option will terminate on April 14, 2013. However, if certain development targets are not met, we may unilaterally extend the option term: (a) for up to an additional one year without payment; (b) subject to certain criteria and upon payment of certain predetermined amounts to Agios, for up to two additional years thereafter.

Following expiration of the option, the agreement will continue in place with respect to programs to which we have exercised our option or otherwise are granted rights to develop. The agreement may expire on a product-by-product and country-by-country basis as we satisfy our payment obligation with respect to each product in each country. Upon the expiration of the agreement with respect to a product in a country, all licenses granted by one party to the other party for such product in such country shall become fully paid-up, perpetual, sub licensable, irrevocable and royalty-free.

Prior to its expiration as described above, the agreement may be terminated by:

(i) us at its sole discretion, or

(ii) either party if the other party:

  a. materially breaches the agreement and fails to cure such breach within the specified period, or

  b. files for bankruptcy.

The party terminating under (i) or (ii)(a) above has the right to terminate on a program-by-program basis leaving the agreement in effect with respect to remaining programs. If the agreement or any program is terminated by us for convenience or by Agios for a material breach or bankruptcy by us, then, among other things, depending on the type of program and territorial rights: (a) certain licenses granted by us to Agios shall stay in place, subject to Agios' payment of certain royalties to us: and (b) we will grant Agios a non-exclusive, perpetual, royalty-free license to certain technology developed in the conduct of the collaboration and used in the program (which license is exclusive with respect to certain limited collaboration technology). If the agreement or any program is terminated by us for a material breach or bankruptcy by Agios, then, among other things, all licenses granted by us to Agios will terminate and: (i) our license from Agios will continue in perpetuity and all payment obligations will be reduced or will terminate; (ii) our license for certain programs will become exclusive worldwide: and (iii) with regard to any program where we have exercised buy-in rights, Agios shall continue to pay certain royalties to us.

We have determined that Agios is a variable interest entity; however, we are not the primary beneficiary of Agios. Although we would have the right to receive the benefits from the collaboration and license agreement and it is probable that this agreement incorporates the activities that most significantly impact the economic performance of Agios for up to six years, we do not have the power to direct the activities under the collaboration and license agreement as Agios has the decision-making authority for the Joint Steering Committee and Joint Research Committee until we exercise our option to license a product. Our interest in Agios is limited to our 10.94% equity ownership and we do not have any obligations or rights to the future losses or returns of Agios beyond this ownership. The collaboration agreement, including the upfront payment and series B convertible preferred stock investment, does not entitle us to participate in future returns beyond the 10.94% ownership and it does not obligate us to absorb future losses beyond the $8.8 million investment in Agios Series B Convertible Preferred Stock. In addition, there are no other agreements other than the collaboration agreement that entitle us to receive returns beyond the 10.94% ownership or obligate us to absorb additional losses.

MANUFACTURING

We own and operate an FDA approved manufacturing facility in Zofingen, Switzerland which produces the active pharmaceutical ingredient, or API, for REVLIMID® and THALOMID® and have contracted with FDA approved Aptuit Inc. to provide backup API manufacturing services in accordance with our specifications. We also own and operate an FDA approved drug product manufacturing facility in Boudry, Switzerland which is used for the formulation, encapsulation, packaging, warehousing and distribution of REVLIMID® and THALOMID®. Our backup FDA approved drug product manufacturing service providers include Penn Pharmaceutical Ltd. and Institute of Drug Technology Australia Ltd. Our packaging service providers include Sharp Corporation for worldwide packaging and Acino Holding Ltd. for non-U.S. packaging.

As a result of the acquisition of Abraxis, we obtained manufacturing facilities in Melrose Park, Illinois; Phoenix, Arizona; Oelwein, Iowa; Elk Grove Village, Illinois and Barceloneta, Puerto Rico. A portion of the manufacturing facility in Melrose Park has been leased to APP Pharmaceuticals, Inc., or APP, and APP has agreed to provide certain contract manufacturing services to us in accordance with the terms of the manufacturing agreement. In addition, we lease from APP a portion of APP's Grand Island, New York manufacturing facility to enable us to perform our responsibilities under the manufacturing agreement with APP for its term. The initial term of the manufacturing agreement will expire on December 31, 2011, but could be extended for one year if either APP exercises its option to extend the lease for our Melrose Park manufacturing facility for an additional year or we exercise our option to extend the lease for APP's Grand Island manufacturing facility for an additional year. ABRAXANE® is manufactured at both the Melrose Park and Grand Island facilities. The Puerto Rico facility is an API manufacturing plant which is currently not in use.

Prior to a 2007 separation agreement, Abraxis and APP had been a single company named American Pharmaceutical Partners, Inc. In 2007, American Pharmaceutical Partners, Inc. was separated into two independent publicly traded companies: Abraxis which was focused on oncology and research activities; and APP, which was focused on hospital-based activities. After the separation, APP was purchased by Fresenius, a publicly traded global health care company.

The API for VIDAZA® is supplied by Ash Stevens, Inc. and Carbogen Amcis. We also have contract manufacturing agreements with Baxter GmbH and Ben Venue Laboratories, Inc., or Ben Venue, for VIDAZA® product formulation, filling vials and packaging. Our packaging service provider for non-U.S. packaging is Catalent Pharma Solutions.

The API for ISTODAX® is supplied by Sandoz and Ben Venue provides the product formulation, filling vials and packaging.

The API for FOCALIN® and FOCALIN XR® is currently obtained from two suppliers, Johnson Matthey Inc. and Siegfried USA Inc., and we rely on a single manufacturer, Mikart, Inc., for the tableting and packaging of FOCALIN® finished product.

CCT currently operates an FDA registered facility in Cedar Knolls, New Jersey for the recovery and storage of cord blood and placental stem cells for LifeBankUSA®. In addition, our Warren, New Jersey facility is FDA registered for production of PDA-001, a culture-expanded placenta-derived stem cell under cGMP to supply clinical studies. This is a multi-purpose facility capable of supporting other products.

INTERNATIONAL OPERATIONS

We have significant operations outside the United States conducted both through our subsidiaries and through distributors. Revenues from operations outside the United States were 39.6% of total revenues in 2010, 35.6% of total revenues in 2009 and 29.8% of total revenues in 2008. The increase in the percentage of total revenues from outside of the United States is the result of our ongoing efforts to increase the availability of our products to patients.

Our international headquarters and a drug product manufacturing facility which performs formulation, encapsulation, packaging, warehousing and distribution are located in Boudry, Switzerland. We continue to expand our international regulatory, clinical and commercial infrastructure and currently conduct our international operations in over 65 countries and regions including Europe, Latin America, Middle East, Asia/Pacific and Canada.

Our international operations are subject to risks associated with operating on an international basis including currency fluctuations, price and exchange controls and other restrictive governmental actions. Our international operations are also subject to government-imposed constraints including laws on pricing, reimbursement and access to our products. Depending on the direction of change relative to the U.S. dollar, foreign currency values can increase or decrease the reported dollar value of our net assets and results of operations. While we cannot predict with certainty future changes in foreign exchange rates or the effect they will have, we attempt to mitigate their impact through operational means and by using foreign currency forward contracts. See the discussions under "Item 7A Quantitative and Qualitative Disclosures About Market Risk."

SALES AND COMMERCIALIZATION

We endeavor to promote our brands globally through our highly trained commercial organization that has significant experience in the pharmaceutical industry, especially in the areas of oncology and immunology. Our commercial organization supports our currently marketed brands and prepares for the launches of new products as well as new indications for existing products. We have a team of dedicated Market Access professionals to help physicians, patients and payers understand the value our products deliver. Given our goal to ensure that patients who might benefit from our therapies have the opportunity to do so and given the complex reimbursement environment in the United States, we offer the services of Celgene Patient Support®. Celgene Patient Support® provides a dedicated, central point of contact for patients and healthcare professionals who use Celgene products. Celgene Patient Support® is a free service that helps patients and healthcare professionals navigate the challenges of reimbursement, providing information about co-pay assistance, and answering questions about obtaining Celgene products.

In most countries, we sell our products through our own sales organizations. In some countries, particularly in Latin America, we partner with other third-party distributors. (See Section "COMMERCIAL STAGE PRODUCTS" above.) Generally, we distribute our products through the commonly used channels in local markets. However, REVLIMID® and THALOMID® (inclusive of Thalidomide Celgene® and Thalidomide Pharmion®) are distributed under mandatory risk-management distribution programs tailored to meet local competent authorities' specifications to help ensure their safe and appropriate distribution and use.

EMPLOYEES

As of December 31, 2010, we had 4,182 full-time company-wide employees, 526 of which were engaged primarily in manufacturing, 1,983 engaged primarily in research and development activities, 1,013 engaged primarily in sales and commercialization activities and the remainder engaged primarily in executive and general and administrative activities. The number of full-time employees in our international operations has grown from 1,051 at the end of 2009 to 1,273 at the end of 2010. We also employ a number of part-time employees and maintain consulting arrangements with a number of researchers at various universities and other research institutions around the world.

FORWARD-LOOKING STATEMENTS

Certain statements contained or incorporated by reference in this Annual Report on Form 10-K are forward-looking statements concerning our business, results of operations, economic performance and financial condition based on our current expectations. Forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, are included, for example, in the discussions about:

- strategy;
- new product discovery and development;
- current or pending clinical trials;

- our products' ability to demonstrate efficacy or an acceptable safety profile;
- actions by the FDA;
- product manufacturing, including our arrangements with third-party suppliers;
- product introduction and sales;
- royalties and contract revenues;
- expenses and net income;
- credit and foreign exchange risk management;
- liquidity;
- asset and liability risk management; and
- operational and legal risks.

From time to time, we also provide forward-looking statements in other materials we release to the public, as well as oral forward-looking statements. All our forward-looking statements give our then current expectations or forecasts of future events. None of our forward-looking statements are guarantees of future performance, although we believe we have been prudent in our plans and assumptions. Each forward-looking statement involves risks, uncertainties and potentially inaccurate assumptions that could cause actual results to differ materially from those implied by our forward-looking statement. Should known or unknown risks or uncertainties materialize, or should underlying assumptions prove inaccurate, actual results could differ materially from past results and those anticipated, estimated or projected. You should bear this in mind as you consider our forward-looking statements. Given these risks, uncertainties and assumptions, you are cautioned not to place undue reliance on any forward-looking statements.

We have tried, wherever possible, to identify these forward-looking statements by using words such as "forecast," "project," "anticipate," "plan," "strategy," "intend," "potential," "outlook," "target," "seek," "continue," "believe," "could," "estimate," "expect," "may," "probable," "should," "will" or other words of similar meaning in conjunction with, among other things, discussions of our future operations, business plans and prospects, prospective products or product approvals, our strategies for growth, product development and regulatory approval, our expenses, the impact of foreign exchange rates, the outcome of contingencies, such as legal proceedings, and our financial performance and results generally. You also can identify our forward-looking statements by the fact that they do not relate strictly to historical or current facts.

We provide in this report a cautionary discussion of risks and uncertainties relevant to our business under the headings "Item 1A. Risk Factors" and "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations." We note these factors as permitted by the Private Securities Litigation Reform Act of 1995. These are factors that, individually or in the aggregate, we think could cause our actual results to differ materially from expected and historical results. You should understand, however, that it is not possible to predict or identify all such factors. Consequently, you should not consider the factors that are noted to be a complete discussion of all potential risks or uncertainties.

Except as required under the federal securities laws and the rules and regulations of the Securities and Exchange Commission, or SEC, we disclaim and do not undertake any obligations to update or revise publicly any of our forward-looking statements, including forward-looking statements in this report, whether as a result of new information, future events, changes in assumptions, or otherwise. You are advised, however, to consult any further disclosure we make on related subjects in our Quarterly Reports on Form 10-Q and Current Reports on Form 8-K filed with or furnished to the SEC.

ITEM 1A. *RISK FACTORS*

The following statements describe the major risks to our business and should be considered carefully. Any of these factors could significantly and negatively affect our business, prospects, financial condition, operating results or credit ratings, which could cause the trading price of our common stock to decline. The risks described below are not the only risks we may face. Additional risks and uncertainties not presently known to us, or risks that we currently consider immaterial, could also negatively affect our business, our results and operations.

We may experience significant fluctuations in our quarterly operating results which could cause our financial results to be below expectations and cause our stock price to be volatile.

We have historically experienced, and may continue to experience, significant fluctuations in our quarterly operating results. These fluctuations are due to a number of factors, many of which are outside our control, and may result in volatility of our stock price. Future operating results will depend on many factors, including:

- demand or lack of demand for our products, including demand that adversely affects our ability to optimize the use of our manufacturing facilities;
- the introduction and pricing of products competitive with ours, including generic competition;
- developments regarding the safety or efficacy of our products;
- regulatory approvals for our products and pricing determinations with respect to our products;
- regulatory approvals for our and our competitor's manufacturing facilities;
- timing and levels of spending for research and development, sales and marketing;
- timing and levels of reimbursement from third-party payers for our products;
- development or expansion of business infrastructure in new clinical and geographic markets;
- the acquisition of new products and companies;
- tax rates in the jurisdictions in which we operate;
- timing and recognition of certain research and development milestones and license fees;
- ability to control our costs;
- fluctuations in foreign currency exchange rates; and
- economic and market instability.

We are dependent on the continued commercial success of our primary products REVLIMID®, VIDAZA®, THALOMID® and ABRAXANE® and a significant decline in demand for or use of these products or our other commercially available products could materially and adversely affect our operating results.

During the next several years, the growth of our business will be largely dependent on the commercial success of REVLIMID®, VIDAZA®, THALOMID®, and ABRAXANE®. We cannot predict whether these or our other existing or new products will be accepted by regulators, physicians, patients and other key opinion leaders as effective drugs with certain advantages over existing or future therapies. We are continuing to introduce our products in additional international markets and to obtain approvals for additional indications both in the United States and internationally. A delay in gaining the requisite regulatory approvals for these markets or indications could negatively impact our growth plans and the value of our stock.

Further, if unexpected adverse experiences are reported in connection with the use of our products, physician and patient comfort with the product could be undermined, the commercial success of such products could be adversely affected and the acceptance of our other products could be negatively impacted. We are subject to adverse event reporting regulations that require us to report to the FDA or similar bodies in other countries if our products are associated with a death or serious injury. These adverse events, among others, could result in additional regulatory controls, such as the performance of costly post-approval clinical studies or revisions to our approved labeling, which could limit the indications or patient population for our products or could even lead to the withdrawal of a product from the market. Similarly, the occurrence of serious adverse events known or suspected to be related to the products could negatively impact product sales. For example, THALOMID® is known to be toxic to the human fetus and exposure to the drug during pregnancy could result in significant deformities in the baby. REVLIMID® is also considered fetal toxic and there are warnings against use of VIDAZA® in pregnant women as well. While we have restricted distribution systems for both THALOMID® and REVLIMID® and we endeavor to educate patients regarding the potential known adverse events including pregnancy risks, we cannot ensure that all such warnings and recommendations will be complied with or that adverse events resulting from non-compliance will not have a material adverse effect on our business.

It is necessary that our primary products achieve and maintain market acceptance as well as our other products including ISTODAX®, FOCALIN XR® and the RITALIN® family of drugs. A number of factors may adversely impact the degree of market acceptance of our products, including the products' efficacy, safety and advantages, if any, over competing products, as well as the reimbursement policies of third-party payers, such as government and private insurance plans, patent disputes and claims about adverse side effects.

If we do not gain or maintain regulatory approval of our products we will be unable to sell our current products and products in development.

Changes in law, government regulations or policies can have a significant impact on our results of operations. The discovery, preclinical development, clinical trials, manufacturing, risk evaluation and mitigation strategies (such as our S.T.E.P.S.® and RevAssist® programs), marketing and labeling of pharmaceuticals and biologics are all subject to extensive laws and regulations, including, without limitation, the U.S. Federal Food, Drug, and Cosmetic Act, the U.S. Public Health Service Act, Medicare Modernization Act, Food and Drug Administration Amendments Act, the U.S. Foreign Corrupt Practices Act, the Sherman Antitrust Act, patent laws, environmental laws, privacy laws and other federal and state statutes, including anti-kickback, antitrust and false claims laws, as well as similar laws in foreign jurisdictions. Enforcement of and changes in laws, government regulations or policies can have a significant adverse impact on our ability to continue to commercialize our products or introduce new products to the market, which would adversely affect our results of operations.

If we or our agents, contractors or collaborators are delayed in receiving, or are unable to obtain all, necessary governmental approvals, we will be unable to effectively market our products.

The testing, marketing and manufacturing of our products requires regulatory approval, including approval from the FDA and, in some cases, from the Environmental Protection Agency, or EPA, or governmental authorities outside of the United States that perform roles similar to those of the FDA and EPA, including the EMA, EC, the Swissmedic, the Australian Therapeutic Goods Administration and Health Canada. Certain of our pharmaceutical products, such as FOCALIN®, fall under the Controlled Substances Act of 1970 that requires authorization by the U.S. Drug Enforcement Agency, or DEA, of the U.S. Department of Justice in order to handle and distribute these products.

The regulatory approval process presents a number of risks to us, principally:

- In general, preclinical tests and clinical trials can take many years, and require the expenditure of substantial resources, and the data obtained from these tests and trials can be susceptible to varying interpretation that could delay, limit or prevent regulatory approval;

- Delays or rejections may be encountered during any stage of the regulatory process based upon the failure of the clinical or other data to demonstrate compliance with, or upon the failure of the product to meet, a regulatory agency's requirements for safety, efficacy and quality or, in the case of a product seeking an orphan drug indication, because another designee received approval first or receives approval of other labeled indications;

- Requirements for approval may become more stringent due to changes in regulatory agency policy, or the adoption of new regulations or legislation;

- The scope of any regulatory approval, when obtained, may significantly limit the indicated uses for which a product may be marketed and reimbursed and may impose significant limitations in the nature of warnings, precautions and contra-indications that could materially affect the sales and profitability of the drug;
- Approved products, as well as their manufacturers, are subject to continuing and ongoing review, and discovery of previously unknown problems with these products or the failure to adhere to manufacturing or quality control requirements may result in restrictions on their manufacture, sale or use or in their withdrawal from the market;
- Regulatory authorities and agencies of the United States or foreign governments may promulgate additional regulations restricting the sale of our existing and proposed products, including specifically tailored risk evaluation and mitigation strategies;
- Guidelines and recommendations published by various governmental and non-governmental organizations can reduce the use of our products;
- Once a product receives marketing approval, we may not market that product for broader or different applications, and the FDA may not grant us approval with respect to separate product applications that represent extensions of our basic technology. In addition, the FDA may withdraw or modify existing approvals in a significant manner or promulgate additional regulations restricting the sale of our present or proposed products. The FDA may also request that we perform additional clinical trials or change the labeling of our existing or proposed products if we or others identify side effects after our products are on the market;
- Products, such as REVLIMID®, that are subject to accelerated approval can be subject to an expedited withdrawal if the post-marketing study commitments are not completed with due diligence, the post-marketing restrictions are not adhered to or are shown to be inadequate to assure the safe use of the drug, or evidence demonstrates that the drug is not shown to be safe and effective under its conditions of use. Additionally, promotional materials for such products are subject to enhanced surveillance, including pre-approval review of all promotional materials used within 120 days following marketing approval and a requirement for the submissions 30 days prior to initial dissemination of all promotional materials disseminated after 120 days following marketing approval; and
- Our risk evaluation and mitigation strategies, labeling and promotional activities relating to our products as well as our post-marketing activities are regulated by the FDA, the Federal Trade Commission, The United States Department of Justice, the DEA, state regulatory agencies and foreign regulatory agencies and are subject to associated risks. In addition, individual states, acting through their attorneys general, have become active as well, seeking to regulate the marketing of prescription drugs under state consumer protection and false advertising laws. If we fail to comply with regulations regarding the promotion and sale of our products, appropriate distribution of our products under our restricted distribution systems, prohibition on off-label promotion and the promotion of unapproved products, such agencies may bring enforcement actions against us that could inhibit our commercial capabilities as well as result in significant penalties.

Other matters that may be the subject of governmental or regulatory action which could adversely affect our business include:

- changes in laws and regulations, including without limitation, patent, environmental, privacy, health care and competition laws;
- importation of prescription drugs from outside the U.S. at prices that are regulated by the governments of various foreign countries;
- additional restrictions on interactions with healthcare professionals; and
- privacy restrictions that may limit our ability to share data from foreign jurisdictions.

We collect placentas and umbilical cord blood for our unrelated allogeneic and private stem cell banking businesses. The FDA's Center for Biologics Evaluation and Research currently regulates human tissue or cells intended for transplantation, implantation, infusion or transfer to a human recipient under 21 CFR Parts 1270 and

1271. Part 1271 requires cell and tissue establishments to screen and test donors, to prepare and follow written procedures for the prevention of the spread of communicable disease and to register the establishment with FDA. This part also provides for inspection by the FDA of cell and tissue establishments. The FDA recently announced that as of October 21, 2011, a BLA will be required to distribute cord blood for unrelated allogeneic use. Currently, we are required to be, and are, licensed to operate in New York, New Jersey, Maryland and California. If other states adopt similar licensing requirements, we would need to obtain such licenses to continue operating our stem cell banking businesses. If we are delayed in receiving, or are unable to obtain at all, necessary licenses, we will be unable to provide services in those states and this could impact negatively on our revenues.

Sales of our products will be significantly reduced if access to and reimbursement for our products by governmental and other third-party payers is reduced or terminated.

Sales of our products will depend, in part, on the extent to which the costs of our products will be paid by health maintenance, managed care, pharmacy benefit and similar health care management organizations, or reimbursed by government health administration authorities, private health coverage insurers and other third-party payers. Generally, in Europe and other countries outside the United States, the government-sponsored healthcare system is the primary payer of healthcare costs of patients. These health care management organizations and third-party payers are increasingly challenging the prices charged for medical products and services. Additionally, the newly enacted Health Care Reform Act has provided sweeping health care reform, which may impact the prices of drugs. In addition to the newly enacted federal legislation, state legislatures and foreign governments have also shown significant interest in implementing cost-containment programs, including price controls, restrictions on reimbursement and requirements for substitution of generic products. The establishment of limitations on patient access to our drugs, adoption of price controls and cost-containment measures in new jurisdictions or programs, and adoption of more restrictive policies in jurisdictions with existing controls and measures, including the impact of the Health Care Reform Act, could adversely impact our business and future results. If these organizations and third-party payers do not consider our products to be cost-effective compared to other available therapies, they may not reimburse providers or consumers of our products or, if they do, the level of reimbursement may not be sufficient to allow us to sell our products on a profitable basis.

Our ability to sell our products to hospitals in the United States depends in part on our relationships with group purchasing organizations, or GPOs. Many existing and potential customers for our products become members of GPOs. GPOs negotiate pricing arrangements and contracts, sometimes on an exclusive basis, with medical supply manufacturers and distributors, and these negotiated prices are made available to a GPO's affiliated hospitals and other members. If we are not one of the providers selected by a GPO, affiliated hospitals and other members may be less likely to purchase our products, and if the GPO has negotiated a strict sole source, market share compliance or bundling contract for another manufacturer's products, we may be precluded from making sales to members of the GPO for the duration of the contractual arrangement. Our failure to renew contracts with GPOs may cause us to lose market share and could have a material adverse effect on our sales, financial condition and results of operations. We cannot assure you that we will be able to renew these contracts at the current or substantially similar terms. If we are unable to keep our relationships and develop new relationships with GPOs, our competitive position may suffer.

We encounter similar regulatory and legislative issues in most countries outside the United States. International operations are generally subject to extensive governmental price controls and other market regulations, and we believe the increasing emphasis on cost-containment initiatives in Europe and other countries has and will continue to put pressure on the price and usage of our products. Although we cannot predict the extent to which our business may be affected by future cost-containment measures or other potential legislative or regulatory developments, additional foreign price controls or other changes in pricing regulation could restrict the amount that we are able to charge for our current and future products, which could adversely affect our revenue and results of operations.

Our long-term success depends, in part, on intellectual property protection.

Our success depends, in part, on our ability to obtain and enforce patents, protect trade secrets, obtain licenses to technology owned by third parties and to conduct our business without infringing upon the proprietary rights of others. The patent positions of pharmaceutical and biopharmaceutical companies, including ours, can be uncertain and involve complex legal and factual questions including those related to our risk evaluation and mitigation strategies (such as our S.T.E.P.S.® and RevAssist® programs). In addition, the coverage sought in a patent application can be significantly reduced before the patent is issued.

Consequently, we do not know whether any of our owned or licensed pending patent applications, which have not already been allowed, will result in the issuance of patents or, if any patents are issued, whether they will be dominated by third-party patent rights, whether they will provide significant proprietary protection or commercial advantage or whether they will be circumvented, opposed, invalidated, rendered unenforceable or infringed by others. Further, we are aware of third-party U.S. patents that relate to, for example, the use of certain stem cell technologies and cannot be assured as to any impact to our potential products, or guarantee that our patents or pending applications will not be involved in, or be defeated as a result of, opposition proceedings before a foreign patent office or any interference proceedings before the United States Patent & Trademark Office, or PTO.

With respect to patents and patent applications we have licensed-in, there can be no assurance that additional patents will be issued to any of the third parties from whom we have licensed patent rights, or that, if any new patents are issued, such patents will not be opposed, challenged, invalidated, infringed or dominated or provide us with significant proprietary protection or commercial advantage. Moreover, there can be no assurance that any of the existing licensed patents will provide us with proprietary protection or commercial advantage. Nor can we guarantee that these licensed patents will not be either infringed, invalidated or circumvented by others, or that the relevant agreements will not be terminated. Any termination of the licenses granted to us by CMCC could have a material adverse effect on our business, financial condition and results of operations.

Because 1) patent applications filed in the United States on or before November 28, 2000 are maintained in secrecy until patents issue, 2) patent applications filed in the United States on or after November 29, 2000 are not published until approximately 18 months after their earliest claimed priority date, 3) United States patent applications that are not filed outside the United States may not publish at all until issued, and 4) publication of discoveries in the scientific or patent literature often lag behind actual discoveries, we cannot be certain that we, or our licensors, were the first to make the inventions covered by each of the issued patents or pending patent applications or that we, or our licensors, were the first to file patent applications for such inventions. In the event a third party has also filed a patent for any of our inventions, we, or our licensors, may have to participate in interference proceedings before the PTO to determine priority of invention, which could result in the loss of a U.S. patent or loss of any opportunity to secure U.S. patent protection for the invention. Even if the eventual outcome is favorable to us, such interference proceedings could result in substantial cost to us.

We may in the future have to prove that we are not infringing patents or we may be required to obtain licenses to such patents. However, we do not know whether such licenses will be available on commercially reasonable terms, or at all. Prosecution of patent applications and litigation to establish the validity and scope of patents, to assert patent infringement claims against others and to defend against patent infringement claims by others can be expensive and time-consuming. There can be no assurance that, in the event that claims of any of our owned or licensed patents are challenged by one or more third parties, any court or patent authority ruling on such challenge will determine that such patent claims are valid and enforceable. An adverse outcome in such litigation could cause us to lose exclusivity relating to the subject matter delineated by such patent claims and may have a material adverse effect on our business. If a third party is found to have rights covering products or processes used by us, we could be forced to cease using the products or processes covered by the disputed rights, be subject to significant liabilities to such third party and/or be required to license technologies from such third party. Also, different countries have different procedures for obtaining patents, and patents issued by different countries provide different degrees of protection against the use of a patented invention by others. There can be no assurance, therefore, that the issuance to us in one country of a patent covering an invention will be followed by the issuance in other countries of patents covering the same invention or that any judicial interpretation of the validity, enforceability or scope of the claims in a patent issued in one country will be similar to the judicial interpretation given to a corresponding patent issued in another country. Competitors have chosen and in the future may choose to file oppositions to patent applications, which have been deemed allowable by foreign patent examiners. Furthermore, even if our owned or licensed patents are determined to be valid and enforceable, there can be no assurance that competitors will not be able to design around such patents and compete with us using the resulting alternative technology. Additionally, for these same reasons, we cannot be sure that patents of a broader scope than ours may be issued and thereby create freedom to operate issues. If this occurs we may need to reevaluate pursuing such technology, which is dominated by others' patent rights, or alternatively, seek a license to practice our own invention, whether or not patented.

We also rely upon unpatented, proprietary and trade secret technology that we seek to protect, in part, by confidentiality agreements with our collaborative partners, employees, consultants, outside scientific collaborators, sponsored researchers and other advisors. There can be no assurance that these agreements provide meaningful protection or that they will not be breached, that we would have adequate remedies for any such breach or that our trade secrets, proprietary know-how and technological advances will not otherwise become known to others. In addition, there can be no assurance that, despite precautions taken by us, others have not and will not obtain access to our proprietary technology or that such technology will not be found to be non-proprietary or not a trade secret.

Our products may face competition from lower cost generic or follow-on products and providers of these products may be able to sell them at a substantially lower cost than us.

Generic drug manufacturers are seeking to compete with our drugs, and present an important challenge to us. Even if our patent applications, or those we have licensed-in, are issued, innovative and generic drug manufacturers and other competitors may challenge the scope, validity or enforceability of such patents in court, requiring us to engage in complex, lengthy and costly litigation. Alternatively, innovative and generic drug manufacturers and other competitors may be able to design around our owned or licensed patents and compete with us using the resulting alternative technology. If any of our issued or licensed patents are infringed or challenged, we may not be successful in enforcing or defending our or our licensor's intellectual property rights and subsequently may not be able to develop or market the applicable product exclusively.

Upon the expiration or loss of patent protection for one of our products, or upon the "at-risk" launch (despite pending patent infringement litigation against the generic product) by a generic manufacturer of a generic version of one of our products, we can quickly lose a significant portion of our sales of that product, which can adversely affect our business. In addition, if generic versions of our competitors' branded products lose their market exclusivity, our patented products may face increased competition which can adversely affect our business.

The FDA approval process allows for the approval of an ANDA or 505(b)(2) application for a generic version of our approved products upon the expiration, through passage of time or successful legal challenge, of relevant patent or non-patent exclusivity protection. Generic manufacturers pursuing ANDA approvals are not required to conduct costly and time-consuming clinical trials to establish the safety and efficacy of their products; rather, they are permitted to rely on the innovator's data regarding safety and efficacy. Thus, generic manufacturers can sell their products at prices much lower than those charged by the innovative pharmaceutical or biotechnology companies who have incurred substantial expenses associated with the research and development of the drug product. Accordingly, while our products currently may retain certain regulatory and or patent exclusivity, our products are or will be subject to ANDA applications to the FDA in light of the Hatch-Waxman Amendments to the Federal Food, Drug, and Cosmetic Act. The ANDA procedure includes provisions allowing generic manufacturers to challenge the effectiveness of the innovator's patent protection prior to the generic manufacturer actually commercializing their products — the so-called "Paragraph IV" certification procedure. In recent years, generic manufacturers have used Paragraph IV certifications extensively to challenge the applicability of Orange Book-listed patents on a wide array of innovative pharmaceuticals, and we expect this trend to continue and to implicate drug products with even relatively modest revenues. During the exclusivity periods, the FDA is generally prevented from granting effective approval of an ANDA. Upon the expiration of the applicable exclusivities, through passage of time or successful legal challenge, the FDA may grant effective approval of an ANDA for a generic drug, or may accept reference to a previously protected NDA in a 505(b)(2) application. Further, upon such expiration event, the FDA may require a generic competitor to participate in some form of risk management system which could include our participation as well. Depending upon the scope of the applicable exclusivities, any such approval could be limited to certain formulations and/or indications/claims, i.e., those not covered by any outstanding exclusivities.

If an ANDA filer or a generic manufacturer were to receive approval to sell a generic or follow-on version of one of our products, that product would become subject to increased competition and our revenues for that product would be adversely affected.

We have received a Paragraph IV Certification Letter dated August 30, 2010, advising us that Natco Pharma Limited of Hyderabad, India, or Natco, submitted an ANDA to the FDA. See Part 1, Item 3, "Legal Proceedings — Revlimid®" of this report for further discussion.

If we are not able to effectively compete our business will be adversely affected.

The pharmaceutical and biotech industry in which we operate is highly competitive and subject to rapid and significant technological change. Our present and potential competitors include major pharmaceutical and biotechnology companies, as well as specialty pharmaceutical firms, including, but not limited to:

- Takeda and Johnson & Johnson, which compete with REVLIMID® and THALOMID® in the treatment of multiple myeloma and in clinical trials with our compounds;
- Eisai Co., Ltd., SuperGen, Inc. and Johnson & Johnson, which compete or may potentially compete with VIDAZA®, in addition Eisai Co., Ltd. potentially competes with ABRAXANE®, and in other oncology products in general;
- Amgen, which potentially competes with our TNF-α and kinase inhibitors;
- AstraZeneca plc, which potentially competes in clinical trials with our compounds and TNF-α inhibitors;
- Biogen Idec Inc. and Genzyme Corporation, both of which are generally developing drugs that address the oncology and immunology markets;
- Bristol Myers Squibb Co., which potentially competes with ABRAXANE®, and in clinical trials with our compounds and TNF-α inhibitors, in addition to other oncology products in general;
- F. Hoffman-La Roche Ltd., which potentially competes in clinical trials with our IMiDs® compounds and TNF-α inhibitors, in addition to other oncology products in general;
- Johnson & Johnson, which potentially competes with certain of our proprietary programs, including our oral anti-inflammatory programs;
- Abbott Laboratories, which potentially competes with our oral anti-inflammatory programs;
- Novartis, which potentially competes with our compounds and kinase programs;
- Pfizer, which potentially competes in clinical trials with our kinase inhibitors; and
- Sanofi-Aventis, which competes with ABRAXANE®, in addition to other oncology products in general.

Many of these companies have considerably greater financial, technical and marketing resources than we do. This enables them, among other things, to make greater research and development investments and spread their research and development costs, as well as their marketing and promotion costs, over a broader revenue base. Our competitors may also have more experience and expertise in obtaining marketing approvals from the FDA, and other regulatory authorities. We also experience competition from universities and other research institutions, and in some instances, we compete with others in acquiring technology from these sources. The pharmaceutical industry has undergone, and is expected to continue to undergo, rapid and significant technological change, and we expect competition to intensify as technical advances in the field are made and become more widely known. The development of products, including generics, or processes by our competitors with significant advantages over those that we are seeking to develop could cause the marketability of our products to stagnate or decline.

We may be required to modify our business practices, pay fines and significant expenses or experience losses due to litigation or governmental investigations.

From time to time, we may be subject to litigation or governmental investigation on a variety of matters, including, without limitation, regulatory, intellectual property, product liability, antitrust, consumer, whistleblower, commercial, securities and employment litigation and claims and other legal proceedings that may arise from the conduct of our business as currently conducted or as conducted in the future.

In particular, we are subject to significant product liability risks as a result of the testing of our products in human clinical trials and for products that we sell after regulatory approval.

Pharmaceutical companies involved in Hatch-Waxman litigation are often subject to follow-on lawsuits and governmental investigations, which may be costly and could result in lower-priced generic products that are competitive with our products being introduced to the market.

In the fourth quarter of 2009, we received a Civil Investigative Demand (CID) from the U.S. Federal Trade Commission, or the FTC. The FTC requested documents and other information relating to requests by generic companies to purchase our patented REVLIMID® and THALOMID® brand drugs in order to evaluate whether there is reason to believe that we have engaged in unfair methods of competition. In the first quarter of 2010, the State of Connecticut referenced the same issues as those referenced in the 2009 CID and issued a subpoena. In the fourth quarter of 2010, we received a second CID from the FTC relating to this matter. We continue to respond to requests for information.

In the first quarter of 2011, we received a letter from the United States Attorney for the Central District of California informing us that we were under investigation relating to our promotion of the drugs THALOMID® and REVLIMID® regarding off-label marketing and improper payments to physicians. We are cooperating with the Unites States Attorney in connection with this investigation.

On January 20, 2011, the Supreme Court of Canada ruled that the jurisdiction of the Patented Medicine Prices Review Board, or the PMPRB, extends to sales of drugs to Canadian patients even if the locus of sale is within the United States. This means that our U.S. sales of THALOMID® brand drug to Canadian patients under the special access program are subject to PMPRB jurisdiction from and after January 12, 1995. In accordance with the ruling of the Supreme Court of Canada, we have provided to-date data regarding these special access program sales to the PMPRB. In light of the approval of THALOMID® brand drug for multiple myeloma by Health Canada on August 4, 2010, this drug is now sold through our Canadian entity and is no longer sold to Canadian patients in the United States. The PMPRB's proposed pricing arrangement has not been determined. Depending on the calculation, we may be requested to return certain revenues associated with these sales and to pay fines. Should this occur, we would have to consider various legal options to address whether the pricing determination was reasonable.

Litigation and governmental investigations are inherently unpredictable and may:

- result in rulings that are materially unfavorable to us, including claims for significant damages, fines or penalties, and administrative remedies, such as exclusion and/or debarment from government programs, or other rulings that prevent us from operating our business in a certain manner;
- cause us to change our business operations to avoid perceived risks associated with such litigation or investigations;
- have an adverse affect on our reputation and the demand for our products; and
- require the expenditure of significant time and resources, which may divert the attention of our management and interfere with the pursuit of our strategic objectives.

While we maintain insurance for certain risks, the amount of our insurance coverage may not be adequate to cover the total amount of all insured claims and liabilities. It also is not possible to obtain insurance to protect against all potential risks and liabilities. If any litigation or governmental investigation were to have a material adverse result, there could be a material impact on our results of operations, cash flows or financial position. See also Legal Proceedings contained in Part I, Item 3 of this Annual Report on Form 10-K.

The development of new biopharmaceutical products involves a lengthy and complex process, and we may be unable to commercialize any of the products we are currently developing.

Many of our drug candidates are in the early or mid-stages of research and development and will require the commitment of substantial financial resources, extensive research, development, preclinical testing, clinical trials, manufacturing scale-up and regulatory approval prior to being ready for sale. This process involves a high degree of risk and takes many years. Our product development efforts with respect to a product candidate may fail for many reasons, including the failure of the product candidate in preclinical studies; adverse patient reactions to the product candidate or indications or other safety concerns; insufficient clinical trial data to support the effectiveness or superiority of the product candidate; our inability to manufacture sufficient quantities of the product candidate for development or commercialization activities in a timely and cost-efficient manner; our failure to obtain, or delays in obtaining, the required regulatory approvals for the product candidate, the facilities or the process used to manufacture the product candidate; or changes in the regulatory environment, including pricing and reimbursement, that make development of a new product or of an existing product for a new indication no longer desirable. Moreover, our commercially available products may require additional studies with respect to approved indications as well as new indications pending approval.

The stem cell products that we are developing through our CCT subsidiary may represent substantial departures from established treatment methods and will compete with a number of traditional products and therapies which are now, or may be in the future, manufactured and marketed by major pharmaceutical and biopharmaceutical companies. Furthermore, public attitudes may be influenced by claims that stem cell therapy is unsafe, and stem cell therapy may not gain the acceptance of the public or the medical community.

Due to the inherent uncertainty involved in conducting clinical studies, we can give no assurances that our studies will have a positive result or that we will receive regulatory approvals for our new products or new indications.

Manufacturing and distribution risks including a disruption at certain of our manufacturing sites would significantly interrupt our production capabilities, which could result in significant product delays and adversely affect our results.

We have our own manufacturing facilities for many of our products and we have contracted with third-party manufacturers and distributors to provide API, encapsulation, finishing services packaging and distribution services to meet our needs. These risks include the possibility that our or our suppliers' manufacturing processes could be partially or completely disrupted by a fire, natural disaster, terrorist attack, governmental action or military action. In the case of a disruption, we may need to establish alternative manufacturing sources for these products. This would likely lead to substantial production delays as we build or locate replacement facilities and seek and obtain the necessary regulatory approvals. If this occurs, and our finished goods inventories are insufficient to meet demand, we may be unable to satisfy customer orders on a timely basis, if at all. Further, our business interruption insurance may not adequately compensate us for any losses that may occur and we would have to bear the additional cost of any disruption. For these reasons, a significant disruptive event at certain of our manufacturing facilities or sites could materially and adversely affect our business and results of operations. In addition, if we fail to predict market demand for our products, we may be unable to sufficiently increase production capacity to satisfy demand or may incur costs associated with excess inventory that we manufacture.

In all the countries where we sell our products, governmental regulations exist to define standards for manufacturing, packaging, labeling, distribution and storing. All of our suppliers of raw materials, contract manufacturers and distributors must comply with these regulations as applicable. In the United States, the FDA requires that all suppliers of pharmaceutical bulk material and all manufacturers of pharmaceuticals for sale in or from the United States achieve and maintain compliance with the FDA's current Good Manufacturing Practice regulations and guidelines. Our failure to comply, or failure of our third-party manufacturers to comply with applicable regulations could result in sanctions being imposed on them or us, including fines, injunctions, civil penalties, disgorgement, suspension or withdrawal of approvals, license revocation, seizures or recalls of products, operating restrictions and criminal prosecutions, any of which could significantly and adversely affect supplies of our products. In addition, before any product batch produced by our manufacturers can be shipped, it must conform to release specifications pre-approved by regulators for the content of the pharmaceutical product. If the operations of one or more of our manufacturers were to become unavailable for any reason, any required FDA review and approval of the operations of an alternative supplier could cause a delay in the manufacture of our products.

If our outside manufacturers do not meet our requirements for quality, quantity or timeliness, or do not achieve and maintain compliance with all applicable regulations, our ability to continue supplying such products at a level that meets demand could be adversely affected.

We have contracted with specialty distributors, to distribute REVLIMID®, THALOMID®, VIDAZA®, ABRAXANE® and ISTODAX® in the United States. If our distributors fail to perform and we cannot secure a replacement distributor within a reasonable period of time, we may experience adverse effects to our business and results of operations.

We are continuing to establish marketing and distribution capabilities in international markets with respect to our products. At the same time, we are in the process of obtaining necessary governmental and regulatory approvals to sell our products in certain countries. If we have not successfully completed and implemented adequate marketing and distribution support services upon our receipt of such approvals, our ability to effectively launch our products in these countries would be severely restricted.

The consolidation of drug wholesalers and other wholesaler actions could increase competitive and pricing pressures on pharmaceutical manufacturers, including us.

We sell our pharmaceutical products in the United States primarily through wholesale distributors and contracted pharmacies. These wholesale customers comprise a significant part of the distribution network for pharmaceutical products in the United States. This distribution network is continuing to undergo significant consolidation. As a result, a smaller number of large wholesale distributors and pharmacy chains control a significant share of the market. We expect that consolidation of drug wholesalers and pharmacy chains will increase competitive and pricing pressures on pharmaceutical manufacturers, including us. In addition, wholesalers may apply pricing pressure through fee-for-service arrangements, and their purchases may exceed customer demand, resulting in reduced wholesaler purchases in later quarters. We cannot assure you that we can manage these pressures or that wholesaler purchases will not decrease as a result of this potential excess buying.

Risks from the improper conduct of employees, agents or contractors or collaborators could adversely affect our business or reputation.

We cannot ensure that our compliance controls, policies and procedures will in every instance protect us from acts committed by our employees, agents, contractors or collaborators that would violate the laws or regulations of the jurisdictions in which we operate, including without limitation, employment, foreign corrupt practices, environmental, competition and privacy laws. Such improper actions could subject us to civil or criminal investigations, monetary and injunctive penalties and could adversely impact our ability to conduct business, results of operations and reputation.

The integration of Abraxis and other acquired businesses may present significant challenges to us.

We may face significant challenges in effectively integrating entities and businesses that we acquire, such as Abraxis, and we may not realize the benefits anticipated from such acquisitions. Achieving the anticipated benefits of our acquisition of Abraxis will depend in part upon whether we can integrate our businesses in an efficient and effective manner. Our integration of Abraxis involves a number of risks, including, but not limited to:

- demands on management related to the increase in our size after the acquisition;
- the diversion of management's attention from the management of daily operations to the integration of operations;
- higher integration costs than anticipated;
- failure to achieve expected synergies and costs savings;
- difficulties in the assimilation and retention of employees;
- difficulties in the assimilation of different cultures and practices, as well as in the assimilation of broad and geographically dispersed personnel and operations; and
- difficulties in the integration of departments, systems, including accounting systems, technologies, books and records, and procedures, as well as in maintaining uniform standards, controls, including internal control over financial reporting required by the Sarbanes-Oxley Act of 2002 and related procedures and policies.

If we cannot successfully integrate Abraxis we may experience material negative consequences to our business, financial condition or results of operations. Successful integration of Abraxis will depend on our ability to manage these operations, to realize opportunities for revenue growth presented by offerings and expanded geographic market coverage and, to some degree, to eliminate redundant and excess costs. Because of difficulties in combining geographically distant operations, we may not be able to achieve the benefits that we hope to achieve as a result of the acquisition with Abraxis.

Our inability to continue to attract and retain key leadership, managerial, commercial and scientific talent could adversely affect our business.

The success of our business depends, in large part, on our continued ability to (i) attract and retain highly qualified management, scientific, manufacturing and commercial personnel, (ii) successfully integrate large numbers of new employees into our corporate culture and (iii) develop and maintain important relationships with leading research and medical institutions and key distributors. Competition for these types of personnel and relationships is intense.

Among other benefits, we use share-based compensation to attract and retain personnel. Share-based compensation accounting rules require us to recognize all share-based compensation costs as expenses. These or other factors could reduce the number of shares and options management and our board of directors grants under our incentive plan. We cannot be sure that we will be able to attract or retain skilled personnel or maintain key relationships, or that the costs of retaining such personnel or maintaining such relationships will not materially increase.

We could be subject to significant liability as a result of risks associated with using hazardous materials in our business.

We use certain hazardous materials in our research, development, manufacturing and general business activities. While we believe we are currently in substantial compliance with the federal, state and local laws and regulations governing the use of these materials, we cannot be certain that accidental injury or contamination will not occur. If an accident or environmental discharge occurs, or if we discover contamination caused by prior operations, including by prior owners and operators of properties we acquire, we could be liable for cleanup obligations, damages and fines. This could result in substantial liabilities that could exceed our insurance coverage and financial resources. Additionally, the cost of compliance with environmental and safety laws and regulations may increase in the future, requiring us to expend more financial resources either in compliance or in purchasing supplemental insurance coverage.

Changes in our effective income tax rate could adversely affect our results of operations.

We are subject to income taxes in both the United States and various foreign jurisdictions, and our domestic and international tax liabilities are dependent upon the distribution of income among these different jurisdictions. Various factors may have favorable or unfavorable effects on our effective income tax rate. These factors include, but are not limited to, interpretations of existing tax laws, the accounting for stock options and other share-based compensation, changes in tax laws and rates, future levels of research and development spending, changes in accounting standards, changes in the mix of earnings in the various tax jurisdictions in which we operate, the outcome of examinations by the U.S. Internal Revenue Service and other jurisdictions, the accuracy of our estimates for unrecognized tax benefits and realization of deferred tax assets, and changes in overall levels of pre-tax earnings. The impact on our income tax provision resulting from the above-mentioned factors may be significant and could have an impact on our results of operations.

Currency fluctuations and changes in exchange rates could increase our costs and may cause our profitability to decline.

We collect and pay a substantial portion of our sales and expenditures in currencies other than the U.S. dollar. Therefore, fluctuations in foreign currency exchange rates affect our operating results.

We utilize foreign currency forward contracts to manage foreign currency risk, but not to engage in currency speculation. We use these forward contracts to hedge certain forecasted transactions and balance sheet exposures denominated in foreign currencies. We use derivative instruments, including those not designated as part of a hedging transaction, to manage our exposure to movements in foreign exchange rates. The use of these derivative instruments mitigates the exposure of these risks with the intent to reduce our risk or cost but may not fully offset any change in operating results that result from fluctuations in foreign currencies. Any significant foreign exchange rate fluctuations could adversely affect our financial condition and results of operations.

We may experience an adverse market reaction if we are unable to meet our financial reporting obligations.

As we continue to expand at a rapid pace, the development of new and/or improved automated systems will remain an ongoing priority. During this expansion period, our internal control over financial reporting may not prevent or detect misstatements in our financial reporting. Such misstatements may result in litigation and/or negative publicity and possibly cause an adverse market reaction that may negatively impact our growth plans and the value of our common stock.

The decline of global economic conditions could adversely affect our results of operations.

Sales of our products are dependent, in large part, on reimbursement from government health administration authorities, private health insurers, distribution partners and other organizations. As a result of the current global credit and financial market conditions, these organizations may be unable to satisfy their reimbursement obligations or may delay payment. In addition, U.S. federal and state health authorities may reduce Medicare and Medicaid reimbursements, and private insurers may increase their scrutiny of claims. A reduction in the availability or extent of reimbursement could negatively affect our product sales, revenue and cash flows.

Due to tightened global credit, there may be a disruption or delay in the performance of our third-party contractors, suppliers or collaborators. We rely on third parties for several important aspects of our business, including portions of our product manufacturing, royalty revenue, clinical development of future collaboration products, conduct of clinical trials and raw materials. If such third parties are unable to satisfy their commitments to us, our business could be adversely affected.

The price of our common stock may fluctuate significantly and you may lose some or all of your investment in us.

The market for our shares of common stock may be subject to disruptions that could cause volatility in its price. In general, current global economic conditions have caused substantial market volatility and instability. Any such disruptions or continuing volatility may adversely affect the value of our common stock. In addition to current global economic instability in general, the following key factors may have an adverse impact on the market price of our common stock:

- results of our clinical trials or adverse events associated with our marketed products;
- fluctuations in our commercial and operating results;
- announcements of technical or product developments by us or our competitors;
- market conditions for pharmaceutical and biotechnology stocks in particular;
- stock market conditions generally;
- changes in governmental regulations and laws, including, without limitation, changes in tax laws, health care legislation, environmental laws, competition laws, and patent laws;
- new accounting pronouncements or regulatory rulings;
- public announcements regarding medical advances in the treatment of the disease states that we are targeting;

- patent or proprietary rights developments;
- changes in pricing and third-party reimbursement policies for our products;
- the outcome of litigation involving our products or processes related to production and formulation of those products or uses of those products;
- other litigation or governmental investigations;
- competition; and
- investor reaction to announcements regarding business or product acquisitions.

In addition, our operations may be materially affected by conditions in the global markets and economic conditions throughout the world, including the current global economic and market instability. The global market and economic climate may continue to deteriorate because of many factors beyond our control, including continued economic instability and market volatility, sovereign debt issues, rising interest rates or inflation, terrorism or political uncertainty. In the event of a continued or future market downturn in general and/or the biotechnology sector in particular, the market price of our common stock may be adversely affected.

In addition to the risks relating to our common stock, CVR holders are subject to additional risks.

On October 15, 2010, we acquired all of the outstanding common stock of Abraxis BioScience, Inc. in connection with our acquisition, contingent value rights or, CVRs, were issued under a CVR agreement entered into by and between us and American Stock Transfer & Trust Company, LLC, the trustee. A copy of the CVR agreement was filed on Form 8-A with the SEC on October 15, 2010. Pursuant to the CVR agreement, each holder of a CVR is entitled to receive a *pro rata* portion, based on the number of CVRs then outstanding, of certain milestone and net sales payments, each of the following cash payments that we are obligated to pay. See Note 2, Acquisitions, of the Notes to the Consolidated Financial Statements included in this Annual Report on Form 10-K.

In addition to the risks relating to our common stock, CVR holders are subject to additional risks, including:

- an active public market for the CVRs may not develop or the CVRs may trade at low volumes, both of which could have an adverse effect on the resale price, if any, of the CVRs;
- because a public market for the CVRs has a limited history, the market price and trading volume of the CVRs may be volatile;
- if the clinical approval milestones specified in the CVR agreement are not achieved for any reason within the time periods specified therein, and if net sales do not exceed the thresholds set forth in the CVR agreement for any reason within the time periods specified therein, no payment will be made under the CVRs and the CVRs will expire valueless;
- since the U.S. federal income tax treatment of the CVRs is unclear, any part of any CVR payment could be treated as ordinary income and required to be included in income prior to the receipt of the CVR payment;
- any payments in respect of the CVRs are subordinated to the right of payment of certain indebtedness of ours;
- we may under certain circumstances redeem the CVRs; and
- upon expiration of our obligations to use diligent efforts to achieve each of the CVR milestones and to sell ABRAXANE® or any of the other Abraxis pipeline products, we may discontinue such efforts, which would have an adverse effect on the value, if any, of the CVRs.

Our business could be adversely affected if we are unable to service our obligations under our recently incurred indebtedness.

On October 7, 2010, we issued a total of $1.25 billion principal amount of senior notes, consisting of the 2015 notes, the 2020 notes and the 2040 notes, collectively referred to as the notes. Our ability to pay interest on the notes, to repay the principal amount of the notes when due at maturity, to comply with the covenants of the notes or to repurchase the notes if a change of control occurs will depend upon, among other things, continued commercial success of our products and other factors that affect our future financial and operating performance, including, without limitation, prevailing economic conditions and financial, business, and regulatory factors, many of which are beyond our control.

If we are unable to generate sufficient cash flow to service the debt service requirements under the notes, we may be forced to take actions such as:

- restructuring or refinancing our debt, including the notes;
- seeking additional debt or equity capital;
- reducing or delaying our business activities, acquisitions, investments or capital expenditures; or
- selling assets.

Such measures might not be successful and might not enable us to service our obligations under the notes. In addition, any such financing, refinancing or sale of assets might not be available on economically favorable terms.

A breakdown or breach of our information technology systems could subject us to liability or interrupt the operation of our business.

We rely upon our information technology systems and infrastructure for our business. The size and complexity of our computer systems make them potentially vulnerable to breakdown, malicious intrusion and random attack. Likewise, data privacy breaches by employees and others who access our systems may pose a risk that sensitive data may be exposed to unauthorized persons or to the public. While we believe that we have taken appropriate security measures to protect our data and information technology systems, there can be no assurance that our efforts will prevent breakdowns or breaches in our systems that could adversely affect our business.

We have certain charter and by-law provisions that may deter a third-party from acquiring us and may impede the stockholders' ability to remove and replace our management or board of directors.

Our board of directors has the authority to issue, at any time, without further stockholder approval, up to 5,000,000 shares of preferred stock, and to determine the price, rights, privileges and preferences of those shares. An issuance of preferred stock could discourage a third-party from acquiring a majority of our outstanding voting stock. Additionally, our board of directors has adopted certain amendments to our by-laws intended to strengthen the board's position in the event of a hostile takeover attempt. These provisions could impede the stockholders' ability to remove and replace our management and/or board of directors. Furthermore, we are subject to the provisions of Section 203 of the Delaware General Corporation Law, an anti-takeover law, which may also dissuade a potential acquirer of our common stock.

AVAILABLE INFORMATION

Our Current Reports on Form 8-K, Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K are electronically filed with or furnished to the SEC, and all such reports and amendments to such reports filed have been and will be made available, free of charge, through our website *(http://www.celgene.com)* as soon as reasonably practicable after such filing. Such reports will remain available on our website for at least 12 months. The contents of our website are not incorporated by reference into this Annual Report on Form 10-K. The public may read and copy any materials filed by us with the SEC at the SEC's Public Reference Room at 100 F Street, NW, Washington, D.C. 20549.

The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site *(http://www.sec.gov)* that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC.

ITEM 1B. *UNRESOLVED STAFF COMMENTS*

None.

ITEM 2. *PROPERTIES*

Our corporate headquarters are located in Summit, New Jersey and our international headquarters are located in Boudry, Switzerland. Summarized below are the locations, primary usage and approximate square footage of the facilities we own worldwide:

Location	Primary Useage	Approximate Square Feet
Summit, New Jersey	Administration, marketing, research	400,000
Melrose Park, Illinois	Manufacturing, warehousing, research	269,000
Phoenix, Arizona	Manufacturing and warehousing	247,000
Costa Mesa, California	Research	180,000
Elk Grove Village, Illinois	Manufacturing and warehousing	150,100
Boudry, Switzerland	Administration and manufacturing	148,166
Barceloneta, Puerto Rico	Manufacturing	90,000
Oelwein, Iowa	Manufacturing	48,500
Zofingen, Switzerland	Manufacturing	12,222

We occupy the following facilities, located in the United States, under operating lease arrangements that have remaining lease terms greater than one year. Under these lease arrangements, we also are required to reimburse the lessors for real estate taxes, insurance, utilities, maintenance and other operating costs. All leases are with unaffiliated parties.

Location	Primary Useage	Approximate Square Feet
Basking Ridge, New Jersey	Office space	180,200
San Diego, California	Research	78,200
Warren, New Jersey	Office space and research	73,500
Los Angeles, California	Office space	60,900
San Francisco, California	Office space and research	55,900
Marina Del Rey, California	Research	50,700
Durham, North Carolina	Clinical trial management	36,000
Somerset, New Jersey	Research	35,800
Bridgewater, New Jersey	Office space	33,000
Cedar Knolls, New Jersey	Office space and stem cell recovery	25,284
Warren, New Jersey	Office space	23,500
Overland Park, Kansas	Office space	18,500
Auburn, California	Research	12,800
Chicago, Illinois	Office space	7,400
Grand Island, New York	Manufacturing	5,700

We also lease a number of offices under various lease agreements outside of the United States for which the minimum annual rents may be subject to specified annual rent increases. At December 31, 2010, the non-cancelable lease terms for our operating leases expire at various dates between 2011 and 2018 and in some cases include renewal options. The total amount of rent expense recorded for all leased facilities in 2010 was $30.1 million.

ITEM 3. *LEGAL PROCEEDINGS*

We and certain of our subsidiaries are involved in various patent, commercial and other claims; government investigations; and other legal proceedings that arise from time to time in the ordinary course of our business. These legal proceedings and other matters are complex in nature and have outcomes that are difficult to predict and could have a material adverse effect on the Company.

Patent proceedings include challenges to scope, validity or enforceability of our patents relating to our various products or processes. Although we believe we have substantial defenses to these challenges with respect to all our material patents, there can be no assurance as to the outcome of these matters, and a loss in any of these cases could result in a loss of patent protection for the drug at issue, which could lead to a significant loss of sales of that drug and could materially affect future results of operations.

Among the principal matters pending to which we are a party, are the following:

REVLIMID®

We have publicly announced that we have received a notice letter dated August 30, 2010, sent from Natco Pharma Limited of India ("Natco") notifying us of a Paragraph IV certification alleging that patents listed for REVLIMID® in the Orange Book are invalid, and/or not infringed (the Notice Letter). The Notice Letter was sent pursuant to Natco having filed an ANDA seeking permission from the FDA to market a generic version of 25mg, 15mg, 10mg and 5mg capsules of REVLIMID®. Under the federal Hatch-Waxman Act of 1984, any generic manufacturer may file an ANDA with a certification (a "Paragraph IV certification") challenging the validity or infringement of a patent listed in the FDA's *Approved Drug Products With Therapeutic Equivalence Evaluations* (the "Orange Book") four years after the pioneer company obtains approval of its New Drug Application, or an NDA. On October 8, 2010, Celgene filed an infringement action in the United States District Court of New Jersey against Natco in response to the Notice Letter with respect to United States Patent Nos. 5,635,517 (the "'517 patent"), 6,045,501 (the "'501 patent"), 6,281,230 (the "'230 patent"), 6,315,720 (the "'720 patent"), 6,555,554 (the "'554 patent"), 6,561,976 (the "'976 patent"), 6,561,977 (the "'977 patent"), 6,755,784 (the "'784 patent"), 7,119,106 (the "'106 patent"), and 7,465,800 (the "'800 patent"). If Natco is successful in challenging our patents listed in the Orange Book, and the FDA were to approve the ANDA with a comprehensive education and risk management program for a generic version of lenalidomide, sales of REVLIMID® could be significantly reduced in the United States by the entrance of a generic lenalidomide product, potentially reducing our revenue.

Natco responded to our infringement action on November 18, 2010, with its Answer, Affirmative Defenses and Counterclaims. Natco has alleged (through affirmative defenses and counterclaims) that the patents are invalid, unenforceable and/or not infringed by Natco's proposed generic productions. After filing the infringement action, we learned the identity of Natco's U.S. partner, Arrow International Limited, and filed an amended complaint on January 7, 2011, adding Arrow as a defendant.

ELAN PHARMA INTERNATIONAL LIMITED

On February 23, 2011, the parties entered into a settlement and license agreement for $78.0 million, whereby all claims were resolved and we obtained the rights to certain patents in and related to the litigation including rights to U.S. Reissue Patent REI 41,884 (the "Reissued Patent"), as well as all foreign counterparts, all of which expire in 2016. Prior to the settlement, on July 19, 2006, Elan Pharmaceutical Int'l Ltd. filed a lawsuit against the predecessor entity of Abraxis ("Old Abraxis") in the U.S. District Court for the District of Delaware alleging that Old Abraxis willfully infringed two of its patents by making, using and selling the ABRAXANE® brand drug. Elan sought unspecified damages and an injunction. In response, Old Abraxis contended that it did not infringe the Elan patents and that the Elan patents are invalid and unenforceable. Before trial, Elan dropped its claim that Old Abraxis infringed one of the two asserted patents. Elan also dropped its request for an injunction as to the remaining patent. On June 13, 2008, after a trial with respect to the remaining patent, a jury ruled that Old Abraxis had infringed that patent, that Abraxis' infringement was not willful, and that the patent was valid and enforceable. The jury awarded Elan $55.2 million in damages for sales of ABRAXANE® through the judgment date. For accounting purposes, Abraxis assumed approximately a 6% royalty on all U.S. sales, moving forward from the verdict, of ABRAXANE® brand drug, plus interest. The patent expired on January 25, 2011.

ABRAXIS SHAREHOLDER LAWSUIT

Abraxis, the members of the Abraxis board of directors and Celgene Corporation are named as defendants in putative class action lawsuits brought by Abraxis stockholders challenging the Abraxis acquisition in Los Angeles County Superior Court. The plaintiffs in such actions assert claims for breaches of fiduciary duty arising out of the acquisition and allege that Abraxis' directors engaged in self-dealing and obtained for themselves personal benefits and failed to provide stockholders with material information relating to the acquisition. The plaintiffs also allege claims for aiding and abetting breaches of fiduciary duty against us and Abraxis.

On September 14, 2010, the parties reached an agreement in principle to settle the actions pursuant to the Memorandum of Understanding, or the MOU. Without admitting the validity of any allegations made in the actions, or any liability with respect thereto, the defendants elected to settle the actions in order to avoid the cost, disruption and distraction of further litigation. Under the MOU, the defendants agreed, among other things, to make additional disclosures relating to the acquisition, and to provide the plaintiffs' counsel with limited discovery to confirm the fairness and adequacy of the settlement. Abraxis, on behalf of itself and for the benefit of the other defendants in the actions, also agreed to pay the plaintiffs' counsel $600,000 for their fees and expenses. Plaintiffs agreed to release all claims against us and Abraxis relating to our acquisition of Abraxis, except claims to enforce the settlement or properly perfected claims for appraisal in connection with the acquisition of Abraxis by us.

On November 15, 2010, the parties executed and filed a stipulation and settlement with the Court and plaintiffs filed a motion for preliminary approval of the class action settlement. On January 26, 2011, the Court granted plaintiffs' motion for preliminary approval of the class action settlement, certified the class for settlement purposes only and approved the form of notice of the settlement of the class action.

ITEM 4. *SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS*

None.

PART II

ITEM 5. *MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES*

(a) MARKET INFORMATION

Our common stock is traded on the NASDAQ Global Select Market under the symbol "CELG." The following table sets forth, for the periods indicated, the intra-day high and low prices per share of common stock on the NASDAQ Global Select Market:

	High	Low
2010		
Fourth Quarter	$63.46	$54.24
Third Quarter	59.00	48.02
Second Quarter	64.00	51.21
First Quarter	65.79	54.03
2009		
Fourth Quarter	$57.79	$49.74
Third Quarter	58.31	45.27
Second Quarter	48.77	36.90
First Quarter	56.60	39.32



Comparison of Five Year Cumulative Total Returns *
Dollars
$200
$180
$160
$140
$120
$100
$80
$60
$40
$20
$-
2005
2006
2007
2008
2009
2010
Date
Celgene Corporation
S&P 500
NASDAQ Composite
NASDAQ Biotechnology

	12/05	12/06	12/07	12/08	12/09	12/10
Celgene Corporation	$100.00	$177.56	$142.62	$170.62	$171.85	$182.53
S&P 500	100.00	113.62	117.63	72.36	89.33	100.84
NASDAQ Composite	100.00	109.52	120.27	71.51	102.89	120.29
NASDAQ Biotechnology	100.00	101.02	105.65	92.31	106.74	122.76

* $100 Invested on 12/31/05 in Stock or Index — Including Reinvestment of Dividends, Fiscal Year Ended December 31.

(b) HOLDERS

The closing sales price per share of common stock on the NASDAQ Global Select Market on February 18, 2011 was $53.47. As of February 8, 2011, there were approximately 337,463 holders of record of our common stock.

(c) DIVIDEND POLICY

We have never declared or paid any cash dividends on our common stock and do not anticipate paying any cash dividends on our common stock in the foreseeable future.

(d) EQUITY COMPENSATION PLAN INFORMATION

We incorporate information regarding the securities authorized for issuance under our equity compensation plans into this section by reference from the section entitled "Equity Compensation Plan Information" in the proxy statement for our 2011 Annual Meeting of Stockholders.

(e) REPURCHASE OF EQUITY SECURITIES

The following table presents the total number of shares purchased during the quarter ended December 31, 2010, the average price paid per share, the number of shares that were purchased as part of a publicly announced repurchase program and the approximate dollar value of shares that still could have been purchased:

Period	Total Number of Shares (or Units) Purchased	Average Price Paid per Share (or Unit)	Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	Dollar Increase to Share Repurchase Program	Maximum Number (or Approximate Dollar Value) of Shares (or Units) that may yet be Purchased Under the Plans or Programs
October 1 — October 31	—	$ —	—	—	$186,492,850
November 1 — November 30	—	$ —	—	—	$186,492,850
December 1 — December 31	1,392,803	$56.77	1,392,803	500,000,000	$607,423,220

In April 2009, our Board of Directors approved a $500.0 million common share repurchase program and, on December 15, 2010, authorized the repurchase of up to an additional $500.0 million common shares, extending the repurchase period to December 2012. Approved amounts exclude share repurchase transactions fees. As of December 31, 2010 an aggregate 7,561,228 common shares were repurchased under the program at an average price of $51.92 per common share and total cost of $392.6 million.

On February 16, 2011, our Board of Directors authorized the repurchase of up to an additional $1.0 billion of our common shares during a repurchase period ending in December 2012. This authorization is in addition to the $500.0 million authorization made on December 15, 2010 and the $500.0 million authorization made in April 2009.

ITEM 6. *SELECTED FINANCIAL DATA*

The following Selected Consolidated Financial Data should be read in conjunction with our Consolidated Financial Statements and the related Notes thereto, Management's Discussion and Analysis of Financial Condition and Results of Operations and other financial information included elsewhere in this Annual Report on Form 10-K. The data set forth below with respect to our Consolidated Statements of Operations for the years ended December 31, 2010, 2009 and 2008 and the Consolidated Balance Sheet data as of December 31, 2010 and 2009 are derived from our Consolidated Financial Statements which are included elsewhere in this Annual Report on Form 10-K and are qualified by reference to such Consolidated Financial Statements and related Notes thereto. The data set forth below with respect to our Consolidated Statements of Operations for the years ended December 31, 2007 and 2006 and the Consolidated Balance Sheet data as of December 31, 2008, 2007 and 2006 are derived from our Consolidated Financial Statements, which are not included elsewhere in this Annual Report on Form 10-K.

	Years Ended December 31,				
	2010	2009	2008	2007	2006
	In thousands, except per share data				
Consolidated Statements of Operations Data:					
Total revenue	$3,625,745	$2,689,893	$ 2,254,781	$1,405,820	$898,873
Costs and operating expenses	2,636,110	1,848,367	3,718,999	980,699	724,182
Operating income (loss)	989,635	841,526	(1,464,218)	425,121	174,691
Interest and investment income, net	44,757	76,785	84,835	109,813	40,352
Equity in losses of affiliated companies	1,928	1,103	9,727	4,488	8,233
Interest expense	12,634	1,966	4,437	11,127	9,417
Other income (expense), net	(7,220)	60,461	24,722	(2,350)	5,502
Income (loss) before tax	1,012,610	975,703	(1,368,825)	516,969	202,895
Income tax provision	132,418	198,956	164,828	290,536	133,914
Net income (loss)	$ 880,192	$ 776,747	$(1,533,653)	$ 226,433	$ 68,981
Less: Net loss attributable to non-controlling interests	320	—	—	—	—
Net income (loss) attributable to Celgene	$ 880,512	$ 776,747	$(1,533,653)	$ 226,433	$ 68,981

	Years Ended December 31,				
	2010	2009	2008	2007	2006
Net income (loss) per share attributable to Celgene:					
Basic	$ 1.90	$ 1.69	$ (3.46)	$ 0.59	$ 0.20
Diluted	$ 1.88	$ 1.66	$ (3.46)	$ 0.54	$ 0.18
Weighted average shares:					
Basic	462,298	459,304	442,620	383,225	352,217
Diluted	469,517	467,354	442,620	431,858	407,181

	As of December 31,				
	2010	2009	2008	2007	2006
Consolidated Balance Sheets Data:					
Cash, cash equivalents and marketable securities	$ 2,601,301	$2,996,752	$ 2,222,091	$2,738,918	$1,982,220
Total assets	10,177,162	5,389,311	4,445,270	3,611,284	2,735,791
Long-term debt, net of discount	1,247,584	—	—	—	—
Convertible notes	—	—	—	196,555	399,889
Retained earnings (accumulated deficit)	248,266	(632,246)	(1,408,993)	124,660	(101,773)
Total equity	5,995,472	4,394,606	3,491,328	2,843,944	1,976,177

Subsequent to our issuance of a press release on January 27, 2011 reporting our financial results for the year ended December 31, 2010, adjustments were made to the Consolidated Statements of Operations for the year ended December 31, 2010, resulting in a decrease in net income attributable to Celgene in the amount of $4.0 million and a reduction of $0.01 in basic net income per share attributable to Celgene for the year ended December 31, 2010. There was no change to the reported diluted net income per share attributable to Celgene for the year ended December 31, 2010.

Item 7. *MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS*

Executive Summary

Celgene Corporation and its subsidiaries (collectively "we", "our" or "us") is a global integrated biopharmaceutical company primarily engaged in the discovery, development and commercialization of innovative therapies designed to treat cancer and immune-inflammatory related diseases.

Our primary commercial stage products include REVLIMID®, VIDAZA®, THALOMID® (inclusive of Thalidomide Celgene® and Thalidomide Pharmion®), ABRAXANE® and ISTODAX®. REVLIMID® is an oral immunomodulatory drug primarily marketed in the United States and select international markets, in combination with dexamethasone, for treatment of patients with multiple myeloma who have received at least one prior therapy and for the treatment of transfusion-dependent anemia due to low- or intermediate-1-risk myelodysplastic syndromes, or MDS, associated with a deletion 5q cytogenetic abnormality with or without additional cytogenetic abnormalities. VIDAZA®, which is licensed from Pfizer, is a pyrimidine nucleoside analog that has been shown to reverse the effects of DNA hypermethylation and promote subsequent gene re-expression. VIDAZA® is a Category 1 recommended treatment for patients with intermediate-2 and high-risk MDS according to the National Comprehensive Cancer Network, or NCCN and is marketed in the United States for the treatment of all subtypes of MDS. VIDAZA® has been granted orphan drug designation for the treatment of MDS through May 2011. In Europe, VIDAZA® is marketed for the treatment of certain qualified adult patients and has been granted orphan drug designation for the treatment of MDS and acute myeloid leukemia, or AML. THALOMID® is marketed for patients with newly diagnosed multiple myeloma and for the acute treatment of the cutaneous manifestations of moderate to severe erythema nodosum leprosum, or ENL, an inflammatory complication of leprosy and as maintenance therapy for prevention and suppression of the cutaneous manifestation of ENL recurrence. ABRAXANE®, which was obtained in the 2010 acquisition of Abraxis BioScience Inc., or Abraxis, is a nanoparticle, albumin-bound paclitaxel that was approved by the U.S. Food and Drug Administration, or FDA, in January 2005 for the treatment of metastatic breast cancer. ABRAXANE® is based on a tumor-targeting platform known as nab® technology. ISTODAX®, which was obtained in the 2010 acquisition of Gloucester Pharmaceuticals, Inc., or Gloucester, was approved by the FDA for the treatment of cutaneous T-cell lymphoma, or CTCL, in patients who have received at least one prior systemic therapy. ISTODAX® has received both orphan drug designation for the treatment of non-Hodgkin's T-cell lymphomas, which includes CTCL and peripheral T-cell lymphoma, or PTCL, and fast-track status in PTCL from the FDA. The European Agency for the Evaluation of Medicinal Products, or EMA, has granted orphan status designation for ISTODAX® for the treatment of both CTCL and PTCL. We also sell FOCALIN®, which is approved for the treatment of attention deficit hyperactivity disorder, or ADHD, exclusively to Novartis Pharma AG, or Novartis.

Additional sources of revenue include a licensing agreement with Novartis, which entitles us to royalties on FOCALIN XR® and the entire RITALIN® family of drugs, residual payments from GlaxoSmithKline, or GSK, based upon GSK's ALKERAN® revenues through the end of March 2011, sale of services through our Cellular Therapeutics subsidiary and other miscellaneous licensing agreements.

We continue to invest substantially in research and development, and the drug candidates in our pipeline are at various stages of preclinical and clinical development. These candidates include our IMiDs® compounds, which are a class of compounds proprietary to us and having certain immunomodulatory and other biologically important properties, our leading oral anti-inflammatory agents and cell products and, after the acquisition of Abraxis, our nanoparticle, albumin-bound compounds. We believe that continued acceptance of our primary commercial stage products, participation in research and development collaboration arrangements, depth of our product pipeline, regulatory approvals of both new products and expanded use of existing products provide the catalysts for future growth.

The following table summarizes total revenue and earnings for the years ended December 31, 2010, 2009 and 2008:

	Years Ended December 31,			% Change	
	2010	2009	2008	2010 Versus 2009	2009 Versus 2008
	(In thousands $, except earnings per share)				
Total revenue	$3,625,745	$2,689,893	$ 2,254,781	34.8%	19.3%
Net income (loss) attributable to Celgene	$ 880,512	$ 776,747	$(1,533,653)	13.4%	N/A
Diluted earnings (loss) per share attributable to Celgene	$ 1.88	$ 1.66	$ (3.46)	13.3%	N/A

Total revenue increased by $935.9 million in 2010 compared to 2009 primarily due to the continued growth of REVLIMID® and VIDAZA® in both U.S. and international markets, in addition to sales of Gloucester and Abraxis products subsequent to their acquisition dates. Net income and diluted earnings per share for 2010 reflects the higher level of revenue, partly offset by increased spending for new product launches, research and development activities, expansion of our international operations and additional costs related to the acquisitions of Gloucester and Abraxis. Net income for 2010 also included an $86.7 million increase in upfront payments related to research and development collaboration arrangements compared to 2009.

Acquisition of Abraxis BioScience, Inc.: On October 15, 2010, or the acquisition date, we acquired all of the outstanding common stock of Abraxis. The transaction, referred to as the Merger, resulted in Abraxis becoming our wholly owned subsidiary. The results of operations for Abraxis are included in our consolidated financial statements from the date of acquisition and the assets and liabilities of Abraxis have been recorded at their respective fair values on the acquisition date and consolidated with ours. Abraxis contributed net revenues of $88.5 million and losses of $43.0 million, after consideration of non-controlling interest, for the period from the acquisition date through December 31, 2010.

Prior to the Merger, Abraxis was a fully integrated global biotechnology company dedicated to the discovery, development and delivery of next-generation therapeutics and core technologies that offer patients treatments for cancer and other critical illnesses. Abraxis' portfolio includes an oncology compound, ABRAXANE®, which is based on Abraxis' proprietary tumor-targeting platform known as nab® technology. ABRAXANE®, the first FDA approved product to use the nab® technology, was launched in 2005 for the treatment of metastatic breast cancer. Abraxis has continued to expand the nab® technology through a clinical program and a product pipeline containing a number of nab® technology products in development. The acquisition of Abraxis accelerates our strategy to become a global leader in oncology by the addition of ABRAXANE® and the nab® technology to our portfolio.

Acquisition of Gloucester Pharmaceuticals, Inc.: On January 15, 2010, we acquired all of the outstanding common stock and stock options of Gloucester. The results of operations for Gloucester are included in our consolidated financial statements from the date of acquisition and the assets and liabilities of Gloucester have been recorded at their respective fair values on the acquisition date and consolidated with ours. Gloucester contributed net revenues of $15.8 million and losses of $50.3 million. Prior to the acquisition, Gloucester was a privately held biopharmaceutical company that acquired clinical-stage oncology drug candidates with the goal of advancing them through regulatory approval and commercialization. We acquired Gloucester to enhance our portfolio of therapies for patients with life-threatening illnesses worldwide.

Debt Issuance: On October 7, 2010, we issued a total of $1.25 billion principal amount of senior notes consisting of $500.0 million aggregate principal amount of 2.45% Senior Notes due 2015, or the 2015 notes, $500.0 million aggregate principal amount of 3.95% Senior Notes due 2020, or the 2020 notes, and $250.0 million aggregate principal amount of 5.7% Senior Notes due 2040, or the 2040 notes, and, together with the 2015 notes and the 2020 notes, referred to herein as the "notes." The notes were issued at 99.854%, 99.745% and 99.813% of par, respectively, and the discount is amortized as additional interest expense over the period from issuance through maturity. Offering costs of approximately $10.3 million have been recorded as debt issuance costs on our consolidated balance sheet and are amortized as additional interest expense using the effective interest rate method over the period from issuance through maturity. Interest on the notes is payable semi-annually in arrears on April 15 and October 15 each year beginning April 15, 2011 and the principal on each note is due in full at their respective maturity dates. The notes may be redeemed at our option, in whole or in part, at any time at a redemption price defined in a make-whole clause equaling accrued and unpaid interest plus the greater of 100% of the principal amount of the notes to be redeemed or the sum of the present values of the remaining scheduled payments of interest and principal. If we experience a change of control accompanied by a downgrade of the debt to below investment grade, we will be required to offer to repurchase the notes at a purchase price equal to 101% of their principal amount plus accrued and unpaid interest. We are subject to covenants which limit our ability to pledge properties as security under borrowing arrangements and limit our ability to perform sale and leaseback transactions involving our property.

Results of Operations:

Fiscal Years Ended December 31, 2010, 2009 and 2008

Total Revenue: Total revenue and related percentages for the years ended December 31, 2010, 2009 and 2008 were as follows:

	2010	2009	2008	% Change 2010 versus 2009	% Change 2009 versus 2008
		(In thousands $)			
Net product sales:					
REVLIMID ®	$2,469,183	$1,706,437	$1,324,671	44.7%	28.8%
VIDAZA ®	534,302	387,219	206,692	38.0%	87.3%
THALOMID ®	389,605	436,906	504,713	(10.8)%	(13.4)%
ABRAXANE ®	71,429	—	—	N/A	N/A
ISTODAX ®	15,781	—	—	N/A	N/A
ALKERAN ®	—	20,111	81,734	(100.0)%	(75.4)%
Other	28,138	16,681	19,868	68.7%	(16.0)%
Total net product sales	$3,508,438	$2,567,354	$2,137,678	36.7%	20.1%
Collaborative agreements and other revenue	10,540	13,743	14,945	(23.3)%	(8.0)%
Royalty revenue	106,767	108,796	102,158	(1.9)%	6.5%
Total revenue	$3,625,745	$2,689,893	$2,254,781	34.8%	19.3%

Total revenue increased by $935.9 million, or 34.8%, to $3.626 billion in 2010 compared to 2009, reflecting increases of $456.4 million, or 26.3%, in the United States, and $479.5 million, or 50.1% in international markets. The $435.1 million, or 19.3%, increase in 2009 compared to 2008, included increases of $150.3 million, or 9.5%, in the United States and $284.8 million, or 42.3%, in international markets.

Net Product Sales:

Total net product sales for 2010 increased by $941.1 million, or 36.7%, to $3.508 billion compared to 2009. The increase was comprised of net volume increases of $892.5 million, price decreases of $2.1 million and the favorable impact from foreign exchange of $50.7 million. The decrease in prices was primarily due to increased Medicaid rebates resulting from the Health Care Reform Act and an increase in rebates to U.S. and international governments resulting from their attempts to reduce health care costs.

Total net product sales for 2009 increased by $429.7 million, or 20.1%, to $2.567 billion compared to 2008. The increase was comprised of net volume increases of $428.0 million and price increases of $61.5 million, partly offset by an unfavorable impact from foreign exchange of $59.8 million.

REVLIMID® net sales increased by $762.7 million, or 44.7%, to $2.469 billion in 2010 compared to 2009, primarily due to increased unit sales in both U.S. and international markets. Increased market penetration and the increase in treatment duration of patients using REVLIMID® in multiple myeloma contributed to U.S. growth. The growth in international markets reflects the expansion of our commercial activities in over 65 countries in addition to product reimbursement approvals and the launch of REVLIMID® in Japan in the latter part of 2010.

Net sales of REVLIMID® increased by $381.8 million, or 28.8%, to $1.706 billion in 2009 compared to 2008. The increase was primarily due to increased unit sales in both U.S. and international markets, reflecting increases in market penetration and duration of therapy in the United States, in addition to the expansion of our commercial activities in international markets.

VIDAZA® net sales increased by $147.1 million, or 38.0%, to $534.3 million in 2010 compared to 2009, primarily due to increased sales in international markets resulting from the completion of product launches in key European regions during the latter part of 2009 and the increase in treatment duration of patients using VIDAZA®.

Net sales of VIDAZA® increased by $180.5 million, or 87.3%, to $387.2 million in 2009 compared to 2008 primarily due to the December 2008 full marketing authorization granted by the European Commission, or E.C., for the treatment of adult patients who are not eligible for haematopoietic stem cell transplantation with Intermediate-2 and high-risk MDS according to the International Prognostic System Score, or IPSS, or chronic myelomonocytic leukemia, or CMML, with 10-29 percent marrow blasts without myeloproliferative disorder, or AML with 20-30 percent blasts and multi-lineage dysplasia, according to World Health Organization, or WHO, classification of VIDAZA®. In addition, sales for 2008 only included VIDAZA® sales subsequent to the March 7, 2008 acquisition of Pharmion.

THALOMID® net sales decreased by $47.3 million, or 10.8%, to $389.6 million in 2010 compared to 2009, primarily due to lower unit volumes in the United States resulting from the increased use of REVLIMID®.

Net sales of THALOMID® decreased by $67.8 million, or 13.4%, to $436.9 million in 2009 compared to 2008. The decrease was primarily due to lower unit volumes in the United States resulting from the increased use of REVLIMID®, partially offset by higher pricing and volume increases in international markets.

ABRAXANE® was obtained in the acquisition of Abraxis in October 2010 and was approved by the FDA in January 2005 in the treatment of metastatic breast cancer.

ISTODAX® was obtained in the acquisition of Gloucester in January 2010 and was approved in November 2009 by the FDA for the treatment of CTCL in patients who have received at least one prior systemic therapy. ISTODAX® was launched in the first quarter of 2010.

ALKERAN® net sales decreased by $61.6 million, or 75.4%, to $20.1 million in 2009 compared to 2008. This product was licensed from GSK and sold under our label through March 31, 2009, the conclusion date of the ALKERAN® license with GSK.

The "other" net product sales category for 2010 includes sales of FOCALIN® and former Pharmion and Abraxis products to be divested. The "other" net product sales category for 2009 includes sales of FOCALIN® and former Pharmion products to be divested.

Gross to Net Sales Accruals: We record gross to net sales accruals for sales returns and allowances, sales discounts, government rebates, and chargebacks and distributor service fees.

REVLIMID® is distributed in the United States primarily through contracted pharmacies under the RevAssist® program, which is a proprietary risk-management distribution program tailored specifically to help ensure the safe and appropriate distribution and use of REVLIMID®. Internationally, REVLIMID® is distributed under mandatory risk-management distribution programs tailored to meet local competent authorities' specifications to help ensure the product's safe and appropriate distribution and use. These programs may vary by country and, depending upon the country and the design of the risk-management program, the product may be sold through hospitals or retail pharmacies. THALOMID® is distributed in the United States under our "*System for Thalidomide Education and Prescribing Safety*," or S.T.E.P.S.®, program which we developed and is a proprietary comprehensive education and risk-management distribution program with the objective of providing for the safe and appropriate distribution and use of THALOMID®. Internationally, THALOMID® is distributed under mandatory risk-management distribution programs tailored to meet local competent authorities' specifications to help ensure the safe and appropriate distribution and use of THALOMID®. These programs may vary by country and, depending upon the country and the design of the risk-management program, the product may be sold through hospitals or retail pharmacies. VIDAZA® and ABRAXANE® are distributed through the more traditional pharmaceutical industry supply chain and are not subject to the same risk-management distribution programs as THALOMID® and REVLIMID®.

We base our sales returns allowance on estimated on-hand retail/hospital inventories, measured end-customer demand as reported by third-party sources, actual returns history and other factors, such as the trend experience for lots where product is still being returned or inventory centralization and rationalization initiatives conducted by major pharmacy chains, as applicable. If the historical data we use to calculate these estimates do not properly reflect future returns, then a change in the allowance would be made in the period in which such a determination is made and revenues in that period could be materially affected. Under this methodology, we track actual returns by individual production lots. Returns on closed lots, that is, lots no longer eligible for return credits, are analyzed to determine historical returns experience. Returns on open lots, that is, lots still eligible for return credits, are monitored and compared with historical return trend rates. Any changes from the historical trend rates are considered in determining the current sales return allowance. REVLIMID® is distributed primarily through hospitals and contracted pharmacies, lending itself to tighter controls of inventory quantities within the supply channel and, thus, resulting in lower returns activity to date. THALOMID® is drop-shipped directly to the prescribing pharmacy and, as a result, wholesalers do not stock the product.

Sales discount accruals are based on payment terms extended to customers.

Government rebate accruals are based on estimated payments due to governmental agencies for purchases made by third parties under various governmental programs. U.S. Medicaid rebate accruals are generally based on historical payment data and estimates of future Medicaid beneficiary utilization applied to the Medicaid unit rebate formula established by the Center for Medicaid and Medicare Services. Full year 2010 revenues were negatively impacted by the U.S. Health Care Reform Act which increased the Medicaid rebate from 15.1% to 23.1% and extended that rebate to Medicaid Managed Care Organizations. We utilized historical patient data to estimate the incremental costs related to the Medicaid Managed Care Organizations. In addition, certain international markets have government-sponsored programs that require rebates to be paid based on program specific rules and, accordingly, the rebate accruals are determined primarily on estimated eligible sales.

Rebates or administrative fees are offered to certain wholesale customers, GPOs and end-user customers, consistent with pharmaceutical industry practices. Settlement of rebates and fees may generally occur from one to 15 months from date of sale. We provide a provision for rebates at the time of sale based on the contracted rates and historical redemption rates. Assumptions used to establish the provision include level of wholesaler inventories, contract sales volumes and average contract pricing. We regularly review the information related to these estimates and adjust the provision accordingly.

Chargeback accruals are based on the differentials between product acquisition prices paid by wholesalers and lower government contract pricing paid by eligible customers covered under federally qualified programs. Distributor service fee accruals are based on contractual fees to be paid to the wholesale distributor for services provided. TRICARE is a health care program of the U.S. Department of Defense Military Health System that provides civilian health benefits for military personnel, military retirees and their dependents. TRICARE rebate accruals are based on estimated Department of Defense eligible sales multiplied by the TRICARE rebate formula.

See Critical Accounting Estimates and Significant Accounting Policies for further discussion of gross to net sales accruals.

Gross to net sales accruals and the balance in the related allowance accounts for the years ended December 31, 2010, 2009 and 2008 were as follows:

	Returns and Allowances	Discounts	Government Rebates	Chargebacks and Distributor Service Fees	Total
			In thousands $		
Balance at December 31, 2007	$ 16,734	$ 2,895	$ 9,202	$ 8,839	$ 37,670
Pharmion balance at March 7, 2008	926	283	1,266	2,037	4,512
Allowances for sales during 2008	20,624	36,024	35,456	100,258	192,362
Credits/deductions issued for prior year sales	(17,066)	(2,428)	(7,951)	(4,127)	(31,572)
Credits/deductions issued for sales during 2008	(3,419)	(33,115)	(27,163)	(83,621)	(147,318)
Balance at December 31, 2008	$ 17,799	$ 3,659	$ 10,810	$ 23,386	$ 55,654
Allowances for sales during 2009	14,742	37,315	48,082	88,807	188,946
Credits/deductions issued for prior year sales	(13,168)	(2,306)	(11,042)	(10,333)	(36,849)
Credits/deductions issued for sales during 2009	(12,013)	(35,070)	(29,739)	(72,619)	(149,441)
Balance at December 31, 2009	$ 7,360	$ 3,598	$ 18,111	$ 29,241	$ 58,310
Abraxis balance at October 15, 2010	815	—	4,336	7,253	12,404
Allowances for sales during 2010	6,440	52,975	117,788	123,625	300,828
Credits/deductions issued for prior year sales	(5,764)	(3,304)	(14,437)	(15,882)	(39,387)
Credits/deductions issued for sales during 2010	(4,072)	(44,997)	(40,834)	(96,870)	(186,773)
Balance at December 31, 2010	$ 4,779	$ 8,272	$ 84,964	$ 47,367	$ 145,382

2010 compared to 2009: Returns and allowances decreased by $8.3 million in 2010 compared to 2009, primarily due to reduced U.S. provisions resulting from decreased revenue from products with higher return rates.

Discounts increased by $15.7 million in 2010 compared to 2009, primarily due to revenue increases in the United States and international markets, both of which offer different discount programs, and expansion into new international markets.

Government rebates increased by $69.7 million in 2010 compared to 2009, primarily due to an approximate $28.4 million increase in Medicaid rebates resulting from the Health Care Reform Act, $40.6 million from reimbursement rate increases in certain international markets and approvals in new markets and the inclusion of ABRAXANE® sales subsequent to the October 2010 acquisition of Abraxis.

Chargebacks and distributor service fees increased by $34.8 million in 2010 compared to 2009, primarily due to a $17.7 million increase in chargebacks resulting from both an increase in sales, including the addition of ABRAXANE®, and an increase in certain chargeback rates, which are closely aligned with Medicaid rebate rates. Other increases included $5.6 million from TRICARE due to increased utilization in the current year, distributor service fees of $6.5 million and $2.3 million resulting from the Health Care Reform Act.

2009 compared to 2008: Returns and allowances decreased by $5.9 million in 2009 compared to 2008 primarily due to the completion of an inventory centralization and rationalization initiative conducted by a major pharmacy chain during 2009, decreased revenue from products with a higher return rate history in 2009 compared to 2008 and a decrease in ALKERAN® returns due to the March 31, 2009 conclusion of the ALKERAN® license with GSK. In addition, 2008 includes an increase in THALOMID® returns resulting from the anticipated increase in the use of REVLIMID® in multiple myeloma.

Discounts increased by $1.3 million in 2009 compared to 2008 primarily due to revenue increases in the United States and international markets, both of which offer different discount programs.

Government rebates increased by $12.6 million in 2009 compared to 2008 primarily due to increased sales levels of REVLIMID® and VIDAZA® in the United States and international markets, as well as reimbursement approvals in new markets.

Chargebacks and distributor service fees decreased by $11.5 million in 2009 compared to 2008 primarily due to reduced revenue from products with a higher chargeback history in 2009 compared to 2008 and a decrease in ALKERAN® chargebacks, partially offset by an increase in international distributor service fees due to certain programs commenced in 2009.

Collaborative Agreements and Other Revenue: Revenues from collaborative agreements and other sources decreased by $3.2 million to $10.5 million in 2010 compared to 2009. The decrease was primarily due to receipt of a $5.0 million milestone payment in 2009 which was not duplicated in 2010, partly offset by an increase in licensing fees and the inclusion of Abraxis other revenues subsequent to the October 2010 acquisition date.

Revenues from collaborative agreements and other sources decreased by $1.2 million to $13.7 million in 2009 compared to 2008. The decrease was primarily due to the elimination of license fees and amortization of deferred revenues related to Pharmion subsequent to the March 7, 2008 acquisition and was partly offset by an increase in milestone payments received in 2009.

Royalty Revenue: Royalty revenue decreased by $2.0 million to $106.8 million in 2010 compared to 2009. A $5.9 million decrease in residual payments earned by us based upon GSK's ALKERAN® revenues subsequent to the conclusion of the ALKERAN® license with GSK was partly offset by a net $3.9 million increase in royalties earned from Novartis based upon its FOCALIN XR® and RITALIN® sales.

Royalty revenue increased by $6.6 million to $108.8 million in 2009 compared to 2008 primarily due to the 2009 inclusion of $9.0 million in residual ALKERAN® payments earned by us based upon GSK's ALKERAN® revenues subsequent to the conclusion of the ALKERAN® license with GSK. Royalty revenue related to Novartis' sales of RITALIN® decreased by $2.1 million from 2008.

Cost of Goods Sold (excluding amortization of acquired intangible assets): Cost of goods sold and related percentages for the years ended December 31, 2010, 2009 and 2008 were as follows:

	2010	2009	2008
		In thousands $	
Cost of goods sold (excluding amortization of acquired intangible assets)	$306,521	$216,289	$258,267
Increase (decrease) from prior year	$ 90,232	$ (41,978)	$128,056
Percent increase (decrease) from prior year	41.7%	(16.3)%	98.3%
Percent of net product sales	8.7%	8.4%	12.1%

Cost of goods sold (excluding amortization of acquired intangible assets) increased by $90.2 million to $306.5 million in 2010 compared to 2009. The increase was primarily due to the inclusion of a $34.7 million inventory step-up amortization adjustment related to sales of ABRAXANE® subsequent to the October 15, 2010 acquisition date of Abraxis, in addition to increased sales of REVLIMID® and VIDAZA®, partly offset by the elimination of higher cost ALKERAN® sales, resulting from the March 31, 2009 conclusion of the GSK license agreement. As a percent of net product sales, cost of goods sold (excluding amortization of acquired intangible assets) increased to 8.7% in the 2010 compared to 8.4% in 2009 primarily due to the inventory step-up amortization for ABRAXANE®. Excluding the step-up adjustment, the cost of goods sold ratio for 2010 was 7.7%.

Cost of goods sold (excluding amortization of acquired intangible assets) decreased by $42.0 million to $216.3 million in 2009 compared to 2008 partly due to the March 31, 2009 conclusion date of the ALKERAN® license with GSK, reducing cost of goods sold by approximately $39.0 million compared to 2008. In addition, costs related to THALOMID® decreased as a result of lower unit volumes. Finally, 2008 included a $24.6 million inventory step-up adjustment related to the March 7, 2008 acquisition of Pharmion compared to an adjustment of $0.4 million included in 2009. The impact of these reductions was partly offset by higher costs related to increased unit volumes for REVLIMID® and VIDAZA®. As a percent of net product sales, cost of goods sold (excluding amortization of acquired intangible assets) decreased to 8.4% in 2009 from 12.1% in 2008 primarily due to lower ALKERAN® sales, which carried a higher cost to sales ratio relative to our other products, and the decrease in the inventory step-up adjustment.

Research and Development: Research and development expenses and related percentages for the years ended December 31, 2010, 2009 and 2008 were as follows:

	2010	2009	2008
		In thousands $	
Research and development	$1,128,495	$ 794,848	$931,218
Increase (decrease) from prior year	$ 333,647	$(136,370)	$530,762
Percent increase (decrease) from prior year	42.0%	(14.6)%	132.5%
Percent of total revenue	31.1%	29.5%	41.3%

Research and development expenses increased by $333.6 million to $1.128 billion in 2010 compared to 2009, partly due to an increase of $86.7 million in upfront payments related to research and development collaboration arrangements. A $121.2 million upfront payment was made to Agios Pharmaceuticals, Inc., or Agios, in 2010, compared to a combined $34.5 million in payments made to GlobeImmune, Inc., or GlobeImmune, and Array BioPharma, Inc., or Array, in 2009. In addition, 2010 included $65.6 million in expenses related to Abraxis and Gloucester subsequent to their acquisition dates, an increase of approximately $55.0 million in salary and benefits related to an increase in employees, an increase of approximately $50.0 million in research and development project spending and increases in spending in support of multiple programs across a broad range of diseases.

Research and development expenses decreased by $136.4 million in 2009 compared to 2008 primarily due to a $303.1 million charge included in 2008 for a royalty obligation payment to Pfizer that related to the yet to be approved forms of VIDAZA® partly offset by 2009 spending increases related to drug discovery and clinical research and development in support of multiple programs across a broad range of diseases. Included in 2009 were upfront payments of $30.0 million and $4.5 million to GlobeImmune and Array, respectively, related to research and development collaboration agreements. Included in 2008 was an upfront payment of $45.0 million made to Acceleron Pharma, Inc. related to a research and development collaboration agreement.

The following table provides a breakdown of research and development expenses:

	2010	2009	Increase
		In thousands $	
Human pharmaceutical clinical programs	$ 480,491	$371,189	$109,302
Other pharmaceutical programs(1)	505,518	323,702	181,816
Drug discovery and development	120,362	85,208	35,154
Placental stem cell	22,124	14,749	7,375
Total	$1,128,495	$794,848	$333,647

(1) Other pharmaceutical programs include spending for toxicology, analytical research and development, quality and regulatory affairs and upfront payments for research and development collaboration arrangements.

Research and development expenditures support multiple ongoing clinical proprietary development programs for REVLIMID® and other IMiDs® compounds; VIDAZA®; ABRAXANE® in melanoma, non-small cell lung and pancreatic cancers; ABI compounds, which are targeted nanoparticle, albumin-bound compounds for treatment of solid tumor cancers; amrubicin, our lead compound for small cell lung cancer; apremilast (CC-10004), our lead anti-inflammatory compound that inhibits multiple proinflammatory mediators and which is currently being evaluated in Phase III clinical trials for the treatment of psoriasis and psoriatic arthritis; pomalidomide, which is currently being evaluated in Phase I, II and III clinical trials; CC-11050, for which Phase II clinical trials are planned; our kinase inhibitor programs; as well as our cell therapy programs.

Selling, General and Administrative: Selling, general and administrative expenses and related percentages for the years ended December 31, 2010, 2009 and 2008 were as follows:

	2010	2009	2008
		In thousands $	
Selling, general and administrative	$950,634	$753,827	$685,547
Increase from prior year	$196,807	$ 68,280	$244,585
Percent increase from prior year	26.1%	10.0%	55.5%
Percent of total revenue	26.2%	28.0%	30.4%

Selling, general and administrative expenses increased by $196.8 million to $950.6 million in 2010 compared to 2009, partly due to the inclusion of $50.0 million in expenses related to former Abraxis and Gloucester subsequent to their acquisition dates, a $19.1 million increase in facilities costs and a $11.7 million increase in donations to non-profit foundations. The remaining increase includes higher marketing and sales related expenses, resulting from ongoing product launch activities of VIDAZA® in Europe and ISTODAX® in the United States, in addition to the continued expansion of our international commercial activities and an increase in facilities costs.

Selling, general and administrative expenses increased by $68.3 million to $753.8 million in 2009 compared to 2008, primarily reflecting increases in marketing and sales related expenses of $75.1 million, which were partly offset by a $6.7 million reduction in bad debt expense and other customer account charges. Marketing and sales related expenses in 2009 included product launch activities for REVLIMID®, VIDAZA® and THALOMID® in Europe, Canada and Australia, in addition to VIDAZA® relaunch expenses in the United States upon receipt of an expanded FDA approval to reflect new overall survival data. The increase in expense also reflects the continued expansion of our international commercial activities.

Amortization of Acquired Intangible Assets: Amortization of acquired intangible assets is summarized below for the years ended December 31, 2010, 2009 and 2008:

	2010	2009	2008
		In thousands $	
Abraxis acquisition	$ 21,648	$ —	$ —
Gloucester acquisition	21,833	—	—
Pharmion acquisition	159,750	83,403	102,331
Penn T acquisition	—	—	1,636
Total amortization	$203,231	$ 83,403	$103,967
Increase (decrease) from prior year	$119,828	$(20,564)	$ 94,897

Amortization of acquired intangible assets increased by $119.8 million to $203.2 million in 2010 compared to 2009, primarily due to $95.8 million of incremental expense associated with an acceleration of amortization beginning in 2010 related to the VIDAZA® intangible resulting from the acquisition of Pharmion. The revised monthly amortization reflects an updated sales forecast related to VIDAZA®. An increase in amortization expense due to the initiation of amortization related to the Abraxis and Gloucester acquired intangibles was partly offset by a reduction in expense associated with certain developed product rights obtained in the Pharmion acquisition becoming fully amortized during 2009.

Amortization of acquired intangible assets decreased by $20.6 million to $83.4 million in 2009 compared to 2008 primarily due to several intangible assets obtained in the Pharmion acquisition in March 2008 becoming fully amortized during the fourth quarter of 2008 and third quarter of 2009.

Acquisition Related Charges and Restructuring, net: Acquisition related charges and restructuring, net was $47.2 million in 2010 and included $22.7 million in accretion of the contingent consideration related to the acquisition of Gloucester in January 2010 and $24.5 million in net costs related to the acquisition of Abraxis in October 2010. In addition to acquisition related fees of $21.4 million, the costs related to Abraxis included restructuring costs of $16.1 million, partly offset by a $13.0 favorable adjustment to the fair value of our liability related to publicly traded contingent value rights, or CVRs, that were issued as part of the acquisition of Abraxis. The restructuring costs are primarily severance related and are expected to be incurred in both 2011 and 2012.

Interest and Investment Income, Net: Interest and investment income, net is summarized below for the years ended December 31, 2010, 2009 and 2008:

	2010	2009	2008
		In thousands $	
Interest and investment income, net	$ 44,757	$76,785	$ 84,835
Decrease from prior year	$(32,028)	$ (8,050)	$(24,978)
Percentage decrease from prior year	(41.7)%	(9.5)%	(22.7)%

Interest and investment income, net decreased by $32.0 million to $44.8 million in 2010 compared to 2009. The decrease was primarily due to a $19.6 million net reduction in gains on sales of marketable securities in 2010 compared to 2009 and a $13.6 million reduction in interest income due to lower overall yields and the liquidation of securities to fund the Abraxis acquisition.

Interest and investment income decreased by $8.1 million to $76.8 million in 2009 compared to 2008 primarily due to reduced yields on invested balances, partly offset by higher invested balances.

Equity in Losses of Affiliated Companies: Under the equity method of accounting, we recorded losses of $1.9 million, $1.1 million and $9.7 million in 2010, 2009 and 2008, respectively. The loss for 2010 included $1.3 million in losses from former Abraxis equity method investments. The loss for 2008 included impairment losses of $6.0 million which were based on an evaluation of several factors, including an other-than-temporary decrease in fair value of an equity method investment below our cost.

Interest Expense: Interest expense was $12.6 million, $2.0 million and $4.4 million in 2010, 2009 and 2008, respectively. The $10.6 million increase in 2010 compared to 2009 was due to the interest accrued on the $1.25 billion in senior notes issued in October 2010.

Other income, net: Other income, net is summarized below for the years ended December 31, 2010, 2009 and 2008:

	2010	2009	2008
		In thousands $	
Other income (expense), net	$ (7,220)	$60,461	$24,722
Increase (decrease) in income from prior year	$(67,681)	$35,739	$27,072

Other income, net decreased by $67.7 million in 2010 to a net expense of $7.2 million compared to an income of $60.5 million in 2009 primarily due to a reduction in net gains on foreign currency forward contracts that had not been designated as hedges entered into in order to offset net foreign exchange gains and losses.

Other income increased by $35.7 million to $60.5 million in 2009 compared to 2008 primarily due to transaction exchange gains and net gains on foreign currency forward contracts that had not been designated as hedges. In addition, 2008 included an impairment loss of $4.1 million.

Income Tax Provision: The income tax provision decreased by $66.5 million to $132.4 million in 2010 compared to 2009. The 2010 effective tax rate of 13.1% reflects the impact from our low tax Swiss manufacturing operations, our overall global mix of income, and tax deductions related to our acquisitions. The income tax provision in 2010 includes the favorable impact of a shift in earnings between the U.S. and lower tax foreign jurisdictions. The income tax provision in 2010 also includes certain discrete items including a tax benefit of $12.5 million related to the settlement of a tax examination, a tax benefit of $5.4 million which was primarily the result of filing our 2009 income tax returns with certain items being more favorable than originally estimated, and a tax benefit of $19.8 million for the reduction in a valuation allowance related to certain tax carryforwards, partially offset by an increase in unrecognized tax benefits related to certain ongoing income tax audits.

The income tax provision increased by $34.2 million to $199.0 million in 2009 compared to 2008. The 2009 effective tax rate of 20.4% reflected the impact from our low tax Swiss manufacturing operations and our overall global mix of income. The income tax provision in 2009 included the favorable impact of a shift in earnings between the U.S. and lower tax foreign jurisdictions. The income tax provision in 2009 also included a $17.0 million net tax benefit which was primarily the result of filing our 2008 income tax returns with certain items being more favorable than originally estimated, the reduction in a valuation allowance related to capital loss carryforwards, and the settlement of tax examinations, partially offset by an increase in unrecognized tax benefits related to certain ongoing income tax audits.

Net income (loss): Net income (loss) and per common share amounts for the years ended December 31, 2010, 2009 and 2008 were as follows:

	2010	2009	2008
	In thousands $, except per share amounts		
Net income (loss) attributable to Celgene	$880,512	$776,747	$(1,533,653)
Per common share amounts:			
Basic	$ 1.90	$ 1.69	$ (3.46)
Diluted(1)	$ 1.88	$ 1.66	$ (3.46)
Weighted average shares:			
Basic	462,298	459,304	442,620
Diluted	469,517	467,354	442,620

(1) In computing diluted earnings per share for 2008, no adjustment to the numerator or denominator was made due to the anti-dilutive effect of any potential common stock as a result of our net loss. As of their maturity date, June 1, 2008, substantially all of our convertible notes were converted into shares of common stock.

Net income for 2010 reflect the earnings impact from higher sales of REVLIMID® and VIDAZA®. The favorable impact of higher revenues was partly offset by increased spending for new product launches, research and development activities, expansion of our international operations and the additional costs and intangible amortization related to acquisitions.

Net income for 2009 reflects the earnings impact from higher sales of REVLIMID® and VIDAZA®, which was partly due to sales increases in the United States and our continued expansion into new international markets and the granting of full marketing authorization by the European Commission, or E.C., of VIDAZA® for specified treatment of adult patients. The earnings generated from increased sales were partly offset by increased spending on research and development, the costs related to new product launches and our ongoing expansion of international operations. The net loss for 2008 included $1.74 billion in IPR&D charges related to our acquisition of Pharmion and a $303.1 million charge for the October 2008 royalty obligation payment to Pfizer related to unapproved forms of VIDAZA®.

Liquidity and Capital Resources

Cash flows from operating, investing and financing activities for the years ended December 31, 2010, 2009 and 2008 were as follows:

				Increase (Decrease)	
	2010	2009	2008	2010 versus 2009	2009 versus 2008
			In thousands $		
Net cash provided by operating activities	$ 1,181,556	$ 909,855	$ 182,187	$ 271,701	$ 727,668
Net cash used in investing activities	$(2,107,305)	$(856,078)	$(522,246)	$(1,251,227)	$(333,832)
Net cash provided by (used in) financing activities	$ 1,177,167	$ (61,872)	$ 281,629	$ 1,239,039	$(343,501)

Operating Activities: Net cash provided by operating activities in 2010 increased by $271.7 million to $1,181.6 million as compared to 2009. The increase in net cash provided by operating activities was primarily attributable to an expansion of our operations and related increase in net earnings, partially offset by the increase in accounts receivable associated with expanding international sales, which take longer to collect and the timing of receipts and payments in the ordinary course of business.

Investing Activities: Net cash used in investing activities in 2010 increased by $1.251 billion to $2.107 billion as compared to a net cash use of $856.1 million in 2009. The 2010 investing activities are principally related to proceeds from the sales of marketable securities that were sold in preparation for the purchase of Abraxis and net cash used in the acquisition of Abraxis of $2.315 billion and the acquisition of Gloucester of $337.6 million. Net sales of marketable securities available for sale amounted to $659.7 million in 2010 compared to net purchases of $749.3 million in 2009.

Financing Activities: Net cash provided by financing activities in 2010 was $1.177 billion compared to a net cash usage of $61.9 million in 2009. The $1.239 billion increase in net cash provided by financing activities in 2010 was primarily attributable to proceeds from the issuance of long-term debt in 2010 that provided net cash of $1.237 billion.

Cash, Cash Equivalents, Marketable Securities Available for Sale and Working Capital: Cash, cash equivalents, marketable securities available for sale and working capital for the years ended December 31, 2010 and 2009 were as follows:

	2010	2009	2010 Increase
		In thousands $	
Cash, cash equivalents and marketable securities available for sale	$2,601,301	$2,996,752	$(395,451)
Working capital(1)	$2,835,427	$3,302,109	$(466,682)

(1) Includes cash, cash equivalents and marketable securities available for sale, accounts receivable, net of allowances, inventory and other current assets, less accounts payable, accrued expenses, income taxes payable and other current liabilities.

Cash, Cash Equivalents and Marketable Securities Available for Sale: We invest our excess cash primarily in money market funds, U.S. Treasury securities, U.S. government-sponsored agency securities, U.S. government-sponsored agency mortgage-backed securities, non-U.S. government, agency and Supranational securities and global corporate debt securities. All liquid investments with maturities of three months or less from the date of purchase are classified as cash equivalents and all investments with maturities of greater than three months from the date of purchase are classified as marketable securities available for sale. We determine the appropriate classification of our investments in marketable debt and equity securities at the time of purchase. The $395.5 million decrease in cash, cash equivalents and marketable securities available for sale at the end of 2010 compared to 2009 was primarily due to the $2.315 billion net cash payment made for the Abraxis acquisition, $337.6 million net cash payment made for the Gloucester acquisition, $121.2 million upfront payment made to Agios related to a research and development collaboration arrangement and $183.1 million cash paid out under our share repurchase program announced in April 2009, partly offset by $1.237 billion in net proceeds from our debt issuance in October 2010 and cash generated from operations.

Accounts Receivable, Net: Accounts receivable, net increased by $267.8 million to $706.4 million in 2010 compared to 2009, primarily due to increased U.S. and international sales of REVLIMID® and VIDAZA® among existing customers as well as new customers in countries we have recently entered and the inclusion of $52.7 million in accounts receivable related to our acquisition of Abraxis in October 2010. Days of sales outstanding at the end of 2010 increased to 59 days compared to 56 days in 2009. The increase in days of sales outstanding was primarily due to increased international sales in countries where payment terms are typically greater than 60 days, thereby extending collection periods beyond those in the United States. We expect this trend to continue as our international sales continue to expand.

Inventory: Inventory balances increased by $159.4 million to $260.1 million at the end of 2010 compared to 2009, primarily due to the inclusion of $136.7 million in ABRAXANE® inventory, which included a $90.3 million inventory step-up adjustment to fair value resulting from the acquisition of Abraxis in October 2010.

Other Current Assets: Other current assets increased by $16.1 million to $275.0 million at the end of 2010 compared to 2009 primarily due to increases in prepaid value added taxes, income taxes and an increase in the fair value of foreign currency forward contracts, partly offset by a decrease in prepaid royalties related to VIDAZA® sales and interest receivable on short-term investments.

Accounts Payable, Accrued Expenses and Other Current Liabilities: Accounts payable, accrued expenses and other current liabilities increased by $550.0 million to $996.0 million at the end of 2010 compared to 2009. The increase was primarily due to the $171.9 million current portion of the contingent consideration related to the acquisition of Gloucester, increases in governmental rebates and Medicaid reimbursements, increased value added taxes, increased royalties and payroll-related and other accruals.

Income Taxes Payable (Current and Non-Current): Income taxes payable increased by $94.1 million to $563.3 million at the end of 2010 compared to 2009 primarily from the current provision for income taxes of $236.3 million, mostly offset by tax payments of $122.0 million and a tax benefit of stock options of $32.5 million.

We expect continued growth in our expenditures, particularly those related to research and development, clinical trials, commercialization of new products, international expansion and capital investments. However, we anticipate that existing cash and cash equivalent balances and marketable securities available for sale combined with cash generated from future net product sales, will provide sufficient capital resources to fund our normal operations for the foreseeable future.

Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2010:

	Payment Due By Period				
	Less Than 1 Year	1 to 3 Years	3 to 5 Years	More than 5 Years	Total
			In thousands $		
Senior notes	$ —	$ —	$500,000	$750,000	$1,250,000
Operating leases	36,679	42,398	29,117	28,953	137,147
Manufacturing facility note payable	4,388	8,563	8,563	4,281	25,795
Other contract commitments	164,216	116,215	59,577	31,151	371,159
Total	$205,283	$167,176	$597,257	$814,385	$1,784,101

Senior Notes: On October 7, 2010, we issued a total of $1.25 billion principal amount of senior notes consisting of $500.0 million aggregate principal amount of 2.45% Senior Notes due 2015 (the "2015 notes"), $500.0 million aggregate principal amount of 3.95% Senior Notes due 2020 (the "2020 notes") and $250.0 million aggregate principal amount of 5.7% Senior Notes due 2040 (the "2040 notes" and, together with the 2015 notes and the 2020 notes, referred to herein as the "notes"). The notes were issued at 99.854%, 99.745% and 99.813% of par, respectively, and the discount will be amortized as additional interest expense over the period from issuance through maturity. Offering costs of approximately $10.3 million have been recorded as debt issuance costs on our consolidated balance sheet and are amortized as additional interest expense using the effective interest rate method over the period from issuance through maturity.

Operating leases: We lease office and research facilities under various operating lease agreements in the United States and various international markets. The non-cancelable lease terms for the operating leases expire at various dates between 2010 and 2018 and include renewal options. In general, we are also required to reimburse the lessors for real estate taxes, insurance, utilities, maintenance and other operating costs associated with the leases. For more information on the major facilities that we occupy under lease arrangements refer to Part I, Item 2, "Properties" of this Annual Report on Form 10-K.

Manufacturing Facility Note Payable: In December 2006, we purchased an API manufacturing facility and certain other assets and liabilities from Siegfried Ltd. and Siegfried Dienste AG (together referred to herein as Siegfried) located in Zofingen, Switzerland. At December 31, 2010, the fair value of our note payable to Siegfried approximated the carrying value of the note of $25.0 million.

Other Contract Commitments: Other contract commitments include $362.5 million in contractual obligations related to product supply contracts. In addition, we have committed to invest $20.0 million in an investment fund over a ten-year period, which is callable at any time. On December 31, 2010, our remaining investment commitment was $8.0 million. For more information refer to Note 19 of the Notes to the Consolidated Financial Statements included in this Annual Report on Form 10-K.

Collaboration Arrangements: Potential milestone payments total approximately $3.8 billion, including approximately $2.3 billion contingent on the achievement of various research, development and regulatory approval milestones and approximately $1.5 billion in sales-based milestones.

We have entered into certain research and development collaboration agreements, as identified in Note 18 of the Consolidated Financial Statements contained in this Annual Report on Form 10-K, with third parties that include the funding of certain development, manufacturing and commercialization efforts with the potential for future milestone and royalty payments upon the achievement of pre-established developmental, regulatory and/or commercial targets. Our obligation to fund these efforts is contingent upon continued involvement in the programs and/or the lack of any adverse events which could cause the discontinuance of the programs. Due to the nature of these arrangements, the future potential payments are inherently uncertain, and accordingly no amounts have been recorded in our Consolidated Balance Sheets at December 31, 2010 and 2009 contained in this Annual Report on Form 10-K.

New Accounting Principles

New Accounting Pronouncements: In October 2009, the Financial Accounting Standards Board, or FASB, issued Accounting Standard Update, or ASU, No. 2009-13, "Multiple-Deliverable Revenue Arrangements," or ASU 2009-13, which amends existing revenue recognition accounting pronouncements that are currently within the scope of FASB Accounting Standards Codification™, or ASC, 605. This guidance eliminates the requirement to establish the fair value of undelivered products and services and instead provides for separate revenue recognition based upon management's estimate of the selling price for an undelivered item when there is no other means to determine the fair value of that undelivered item. ASU 2009-13 is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. We are currently evaluating the impact, if any, that the adoption of this amendment will have on our consolidated financial statements.

In January 2010, the FASB issued ASU No. 2010-06, "Improving Disclosures About Fair Value Measurements," or ASU 2010-06, which amends ASC 820 to add new requirements for disclosures about transfers into and out of Levels 1 and 2 and separate disclosures about purchases, sales, issuances, and settlements relating to Level 3 measurements. ASU 2010-06 also clarifies existing fair value disclosures about the level of disaggregation and about inputs and valuation techniques used to measure fair value. Further, ASU 2010-06 amends guidance on employers' disclosures about postretirement benefit plan assets under ASC 715 to require that disclosures be provided by classes of assets instead of by major categories of assets. ASU 2010-06 was effective for the first reporting period (including interim periods) beginning after December 15, 2009, except for the requirement to provide the Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. Early adoption is permitted. The section of the amendment pertaining to transfers into and out of Levels 1 and 2 was effective for us beginning January 1, 2010. The adoption of this section of the amendment did not have any impact on our consolidated financial statements. The section of the amendment pertaining to Level 3 measurements will be effective for us beginning January 1, 2011. We are currently evaluating the impact, if any, that the adoption of this amendment will have on our consolidated financial statements.

In April 2010, the FASB issued ASU No. 2010-17, "Milestone Method of Revenue Recognition," or ASU 2010-17, to (1) limit the scope of this ASU to research or development arrangements and (2) require that guidance in this ASU be met for an entity to apply the milestone method (record the milestone payment in its entirety in the period received). However, the FASB clarified that, even if the requirements in ASU 2010-17 are met, entities would not be precluded from making an accounting policy election to apply another appropriate accounting policy that results in the deferral of some portion of the arrangement consideration. The guidance in ASU 2010-17 will apply to milestones in both single-deliverable and multiple-deliverable arrangements involving research or development transactions. ASU 2010-17 will be effective for fiscal years (and interim periods within those fiscal years) beginning on or after June 15, 2010. Early application is permitted. Entities can apply this guidance prospectively to milestones achieved after adoption. However, retrospective application to all prior periods is also permitted. The adoption of this accounting standard will not have an impact on our consolidated financial statements.

In December 2010, the FASB issued ASU No. 2010-27, "Fees Paid to the Federal Government by Pharmaceutical Manufacturers," or ASU 2010-27. ASU 2010-27 provides guidance concerning the recognition and classification of the new annual fee payable by branded prescription drug manufactures and importers on branded prescription drugs which was mandated under the U.S. Health Care Reform Act enacted in the United States in March 2010. Under this new accounting standard, the annual fee would be presented as a component of operating expenses and recognized over the calendar year. Such fees are payable using a straight-line method of allocation unless another method better allocates the fee over the calendar year. This ASU is effective for calendar years beginning on or after December 31, 2010. As this standard relates only to classification, the adoption of this accounting standard will not have an impact on our consolidated financial statements.

In December 2010, the FASB issued ASU No. 2010-29, "Disclosure of Supplementary Pro Forma Information," or ASU 2010-29. ASU 2010-29 clarifies disclosure requirements to require public entities that enter into business combinations that are material on an individual or aggregate basis to disclose pro forma information for business combinations that occurred in the current reporting period, including pro forma revenue and earnings of the combined entity as though the acquisition date had been as of the beginning of the comparable prior annual reporting period only. ASU 2010-29 is effective for material business combinations for which the acquisition date is on or after January 1, 2011 and early adoption is permitted. We have chosen early adoption of ASU 2010-29 and the pro forma information related to our acquisitions of Abraxis and Gloucester complies with the provisions of this standard (See Note 2 of the Consolidated Financial Statements contained in this Annual Report on Form 10-K).

Critical Accounting Estimates and Significant Accounting Policies

A critical accounting policy is one that is both important to the portrayal of our financial condition and results of operation and requires management's most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. While our significant accounting policies are more fully described in Note 1 of the Notes to the Consolidated Financial Statements included in this Annual Report, we believe the following accounting estimates and policies to be critical:

Revenue Recognition: Revenue from the sale of products is recognized when title and risk of loss of the product is transferred to the customer. Provisions for discounts, early payments, rebates, sales returns and distributor chargebacks under terms customary in the industry are provided for in the same period the related sales are recorded. We record estimated reductions to revenue for volume-based discounts and rebates at the time of the initial sale. The estimated reductions to revenue for such volume-based discounts and rebates are based on the sales terms, historical experience and trend analysis.

We recognize revenue from royalties based on licensees' sales of our products or products using our technologies. Royalties are recognized as earned in accordance with the contract terms when royalties from licensees can be reasonably estimated and collectibility is reasonably assured. If royalties cannot be reasonably estimated or collectibility of a royalty amount is not reasonably assured, royalties are recognized as revenue when the cash is received.

Gross to Net Sales Accruals: We record gross to net sales accruals for sales returns and allowances, sales discounts, government rebates, and chargebacks and distributor service fees.

REVLIMID® is distributed in the United States primarily through contracted pharmacies under the RevAssist® program, which is a proprietary risk-management distribution program tailored specifically to help ensure the safe and appropriate distribution and use of REVLIMID®. Internationally, REVLIMID® is distributed under mandatory risk-management distribution programs tailored to meet local competent authorities' specifications to help ensure the product's safe and appropriate distribution and use. These programs may vary by country and, depending upon the country and the design of the risk-management program, the product may be sold through hospitals or retail pharmacies. THALOMID® is distributed in the United States under our S.T.E.P.S.® program which we developed and is a proprietary comprehensive education and risk-management distribution program with the objective of providing for the safe and appropriate distribution and use of THALOMID®. Internationally, THALOMID® is distributed under mandatory risk-management distribution programs tailored to meet local competent authorities' specifications to help ensure the safe and appropriate distribution and use of THALOMID®. These programs may vary by country and, depending upon the country and the design of the risk-management program, the product may be sold through hospitals or retail pharmacies. VIDAZA® and ABRAXANE® are distributed through the more traditional pharmaceutical industry supply chain and are not subject to the same risk-management distribution programs as THALOMID® and REVLIMID®.

We base our sales returns allowance on estimated on-hand retail/hospital inventories, measured end-customer demand as reported by third-party sources, actual returns history and other factors, such as the trend experience for lots where product is still being returned or inventory centralization and rationalization initiatives conducted by major pharmacy chains, as applicable. If the historical data we use to calculate these estimates do not properly reflect future returns, then a change in the allowance would be made in the period in which such a determination is made and revenues in that period could be materially affected. Under this methodology, we track actual returns by individual production lots. Returns on closed lots, that is, lots no longer eligible for return credits, are analyzed to determine historical returns experience. Returns on open lots, that is, lots still eligible for return credits, are monitored and compared with historical return trend rates. Any changes from the historical trend rates are considered in determining the current sales return allowance. REVLIMID® is distributed primarily through hospitals and contracted pharmacies, lending itself to tighter controls of inventory quantities within the supply channel and, thus, resulting in lower returns activity to date. THALOMID® is drop-shipped directly to the prescribing pharmacy and, as a result, wholesalers do not stock the product.

Sales discount accruals are based on payment terms extended to customers.

Government rebate accruals are based on estimated payments due to governmental agencies for purchases made by third parties under various governmental programs. U.S. Medicaid rebate accruals are generally based on historical payment data and estimates of future Medicaid beneficiary utilization applied to the Medicaid unit rebate formula established by the Center for Medicaid and Medicare Services. Full year 2010 revenues were negatively impacted by the U.S. Health Care Reform Act which increased the Medicaid rebate from 15.1% to 23.1% and extended that rebate to Medicaid Managed Care Organizations. We utilized historical patient data to estimate the incremental costs related to the Medicaid Managed Care Organizations. In addition, certain international markets have government-sponsored programs that require rebates to be paid based on program specific rules and, accordingly, the rebate accruals are determined primarily on estimated eligible sales.

Rebates or administrative fees are offered to certain wholesale customers, GPOs and end-user customers, consistent with pharmaceutical industry practices. Settlement of rebates and fees may generally occur from one to 15 months from date of sale. We provide a provision for rebates at the time of sale based on the contracted rates and historical redemption rates. Upon receipt of chargeback, due to the availability of product and customer specific information on these programs, we then establish a specific provision for fees or rebates based on the specific terms of each agreement.

Chargeback accruals are based on the differentials between product acquisition prices paid by wholesalers and lower government contract pricing paid by eligible customers covered under federally qualified programs. Distributor service fee accruals are based on contractual fees to be paid to the wholesale distributor for services provided. TRICARE is a health care program of the U.S. Department of Defense Military Health System that provides civilian health benefits for military personnel, military retirees and their dependents. TRICARE rebate accruals are based on estimated Department of Defense eligible sales multiplied by the TRICARE rebate formula.

Income Taxes: We utilize the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement carrying amounts and tax bases of assets and liabilities using enacted tax rates in effect for years in which the temporary differences are expected to reverse. We provide a valuation allowance when it is more likely than not that deferred tax assets will not be realized.

We account for interest and penalties related to uncertain tax positions as part of our provision for income taxes. These unrecognized tax benefits relate primarily to issues common among multinational corporations in our industry. We apply a variety of methodologies in making these estimates which include studies performed by independent economists, advice from industry and subject experts, evaluation of public actions taken by the U.S. Internal Revenue Service and other taxing authorities, as well as our own industry experience. We provide estimates for unrecognized tax benefits. If our estimates are not representative of actual outcomes, our results of operations could be materially impacted.

We periodically evaluate the likelihood of the realization of deferred tax assets, and reduce the carrying amount of these deferred tax assets by a valuation allowance to the extent we believe a portion will not be realized. We consider many factors when assessing the likelihood of future realization of deferred tax assets, including our recent cumulative earnings experience by taxing jurisdiction, expectations of future taxable income, carryforward periods available to us for tax reporting purposes, various income tax strategies and other relevant factors. Significant judgment is required in making this assessment and, to the extent future expectations change, we would have to assess the recoverability of our deferred tax assets at that time. At December 31, 2010, it was more likely than not that we would realize our deferred tax assets, net of valuation allowances.

Share-Based Compensation: The cost of share-based compensation is recognized in the Consolidated Statements of Operations based on the fair value of all awards granted, using the Black-Scholes method of valuation. The fair value of each award is determined and the compensation cost is recognized over the service period required to obtain full vesting. Compensation cost to be recognized reflects an estimate of the number of awards expected to vest after taking into consideration an estimate of award forfeitures based on actual experience.

Other-Than-Temporary Impairments of Available-For-Sale Marketable Securities: A decline in the market value of any available-for-sale marketable security below its cost that is deemed to be other-than-temporary results in a reduction in carrying amount to fair value. The impairment is charged to operations and a new cost basis for the security established. The determination of whether an available-for-sale marketable security is other-than-temporarily impaired requires significant judgment and requires consideration of available quantitative and qualitative evidence in evaluating the potential impairment. Factors evaluated to determine whether the investment is other-than-temporarily impaired include: significant deterioration in the issuer's earnings performance, credit rating, asset quality, business prospects of the issuer, adverse changes in the general market conditions in which the issuer operates, length of time that the fair value has been below our cost, our expected future cash flows from the security, our intent not to sell and an evaluation as to whether it is more likely than not that we will not have to sell before recovery of our cost basis. Assumptions associated with these factors are subject to future market and economic conditions, which could differ from our assessment.

Derivatives and Hedging Activities: All derivative instruments are recognized on the balance sheet at their fair value. Changes in the fair value of derivative instruments are recorded each period in current earnings or other comprehensive income (loss), depending on whether a derivative instrument is designated as part of a hedging transaction and, if it is, the type of hedging transaction. For a derivative to qualify as a hedge at inception and throughout the hedged period, we formally document the nature and relationships between the hedging instruments and hedged item. We assess, both at inception and on an on-going basis, whether the derivative instruments that are used in cash flow hedging transactions are highly effective in offsetting the changes in cash flows of hedged items. We assess hedge effectiveness on a quarterly basis and record the gain or loss related to the ineffective portion of derivative instruments, if any, to current earnings. If we determine that a forecasted transaction is no longer probable of occurring, we discontinue hedge accounting and any related unrealized gain or loss on the derivative instrument is recognized in current earnings. We use derivative instruments, including those not designated as part of a hedging transaction, to manage our exposure to movements in foreign exchange and interest rates. The use of these derivative instruments modifies the exposure of these risks with the intent to reduce our risk or cost. We do not use derivative instruments for speculative trading purposes and are not a party to leveraged derivatives.

Investment in Affiliated Companies: We apply the equity method of accounting to our investment in common stock of an affiliated company and certain investment funds, which primarily invest in companies conducting business in life sciences such as biotechnology, pharmaceuticals, medical technology, medical devices, diagnostics and health and wellness.

Equity investments are reviewed on a regular basis for possible impairment. If an investment's fair value is determined to be less than its net carrying value and the decline is determined to be other-than-temporary, the investment is written down to its fair value. Such an evaluation is judgmental and dependent on specific facts and circumstances. Factors considered in determining whether an other-than-temporary decline in value has occurred include: market value or exit price of the investment based on either market-quoted prices or future rounds of financing by the investee; length of time that the market value was below its cost basis; financial condition and business prospects of the investee; our intent and ability to retain the investment for a sufficient period of time to allow for recovery in market value of the investment; issues that raise concerns about the investee's ability to continue as a going concern; and any other information that we may be aware of related to the investment.

Accounting for Long-Term Incentive Plans: We have established a Long-Term Incentive Plan, or LTIP, designed to provide key officers and executives with performance-based incentive opportunities contingent upon achievement of pre-established corporate performance objectives covering a three-year period. We currently have three three-year performance cycles running concurrently ending December 31, 2011, 2012 and 2013. Performance measures for each LTIP are based on the following components in the last year of the three-year cycle: 25% on non-GAAP earnings per share, 25% on non-GAAP net income and 50% on total non-GAAP revenue, as defined.

Payouts may be in the range of 0% to 200% of the participant's salary for the plans. Awards are payable in cash or, at our discretion, in our common stock based upon our stock price at the payout date. We accrue the long-term incentive liability over each three-year cycle. Prior to the end of a three-year cycle, the accrual is based on an estimate of our level of achievement during the cycle. Upon a change in control, participants will be entitled to an immediate payment equal to their target award, or an award based on actual performance, if higher, through the date of the change in control.

Accruals recorded for the LTIP entail making certain assumptions concerning future non-GAAP earnings per share, non-GAAP net income and non-GAAP revenues, as defined; the actual results of which could be materially different than the assumptions used. Accruals for the LTIP are reviewed on a regular basis and revised accordingly so that the liability recorded reflects updated estimates of future payouts. In estimating the accruals, management considers actual results to date for the performance period, expected results for the remainder of the performance period, operating trends, product development, pricing and competition.

Valuation of Goodwill, Acquired Intangible Assets and IPR&D:

We have recorded goodwill, acquired intangible assets and IPR&D primarily through the acquisitions of Pharmion, Gloucester and Abraxis. When identifiable intangible assets, including in-process research and development, are acquired, we determine the fair values of these assets as of the acquisition date. Discounted cash flow models are typically used in these valuations if quoted market prices are not available, and the models require the use of significant estimates and assumptions including but not limited to:

- projecting regulatory approvals,
- estimating future cash flows from product sales resulting from completed products and in-process projects and
- developing appropriate discount rates and probability rates

Goodwill represents the excess of purchase price over fair value of net assets acquired in a business combination accounted for by the acquisition method of accounting and is not amortized, but subject to impairment testing at least annually or when a triggering event occurs that could indicate a potential impairment. We test our goodwill annually for impairment each November 30. We are organized as a single reporting unit and therefore the goodwill impairment test is done using our overall market value, as determined by our traded share price, as compared to our book value of net assets.

Intangible assets with definite useful lives are amortized to their estimated residual values over their estimated useful lives and reviewed for impairment if certain events occur. Intangible assets related to IPR&D product rights are treated as indefinite-lived intangible assets and not amortized until the product is approved for sale by regulatory authorities in specified markets. At that time, we will determine the useful life of the asset, reclassify the asset out of

IPR&D and begin amortization. Impairment testing is also performed at least annually or when a triggering event occurs that could indicate a potential impairment. Our IPR&D product rights were obtained in the Gloucester and Abraxis acquisitions. The Gloucester related product rights will become definite-lived intangibles when marketing approval is received for ISTODAX® for treatment of PTCL in the United States and the European Union. The Abraxis related product rights will become definite-lived intangibles when marketing approval is received for ABRAXANE® for treatment of either NSCLC, pancreatic cancer or melanoma in a major market, typically either the United States or the European Union, or in a series of other countries, subject to certain specified conditions and management judgment.

Valuation of Contingent Consideration Resulting from a Business Combination:

We record contingent consideration resulting from a business combination at its fair value on the acquisition date, and for each subsequent reporting period revalue these obligations and record increases or decreases in their fair value as an adjustment to operating earnings in the consolidated statements of operations. Changes to contingent consideration obligations can result from movements in publicly traded share prices of CVRs, adjustments to discount rates and periods, updates in the assumed achievement or timing of any development milestones or changes in the probability of certain clinical events and changes in the assumed probability associated with regulatory approval. The assumptions related to determining the value of a contingent consideration include a significant amount of judgment and any changes in the assumptions could have a material impact on the amount of contingent consideration expense recorded in any given period. Our contingent consideration liabilities were acquired in the acquisitions of Gloucester and Abraxis. The fair value of the Gloucester contingent consideration liability is based on the discount rates, probabilities and estimated timing of two cash milestone payments to the former Gloucester shareholders. The fair value of the Abraxis contingent consideration liability is based on the quoted market price of the publicly traded CVRs.

ITEM 7A. *QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK*

The following discussion provides forward-looking quantitative and qualitative information about our potential exposure to market risk. Market risk represents the potential loss arising from adverse changes in the value of financial instruments. The risk of loss is assessed based on the likelihood of adverse changes in fair values, cash flows or future earnings.

We have established guidelines relative to the diversification and maturities of investments to maintain safety and liquidity. These guidelines are reviewed periodically and may be modified depending on market conditions. Although investments may be subject to credit risk, our investment policy specifies credit quality standards for our investments and limits the amount of credit exposure from any single issue, issuer or type of investment. At December 31, 2010, our market risk sensitive instruments consisted of marketable securities available for sale, our long-term debt, our note payable and certain foreign currency forward contracts.

Marketable Securities Available for Sale: At December 31, 2010, our marketable securities available for sale consisted of U.S. Treasury securities, U.S. government-sponsored agency securities, U.S. government-sponsored agency mortgage-backed securities, non-U.S. government, agency and Supranational securities, global corporate debt securities and marketable equity securities. U.S. government-sponsored agency securities include general unsecured obligations either issued directly by or guaranteed by U.S. Government Sponsored Enterprises. U.S. government-sponsored agency MBS include mortgage backed securities issued by the Federal National Mortgage Association, the Federal Home Loan Mortgage Corporation and the Government National Mortgage Association. Non-U.S. government, agency and Supranational securities, consist of direct obligations of highly rated governments of nations other than the United States, obligations of sponsored agencies and other entities that are guaranteed or supported by highly rated governments of nations other than the United States. Corporate debt — global includes obligations issued by investment-grade corporations including some issues that have been guaranteed by governments and government agencies.

Marketable securities available for sale are carried at fair value, held for an unspecified period of time and are intended for use in meeting our ongoing liquidity needs. Unrealized gains and losses on available-for-sale securities, which are deemed to be temporary, are reported as a separate component of stockholders' equity, net of tax. The cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity. The amortization, along with realized gains and losses and other than temporary impairment charges, is included in interest and investment income, net.

As of December 31, 2010, the principal amounts, fair values and related weighted-average interest rates of our investments in debt securities classified as marketable securities available for sale were as follows:

	Duration				
	Less than 1 Year	1 to 3 Years	3 to 5 Years	More than 5 Years	Total
			In thousands $		
Principal amount	$435,227	$742,537	$38,994	$12,401	$1,229,159
Fair value	$438,813	$755,827	$38,490	$12,774	$1,245,904
Average interest rate	0.5%	1.0%	3.7%	2.6%	0.9%

Long-Term Debt: On October 7, 2010, we issued a total of $1.25 billion principal amount of senior notes consisting of $500.0 million aggregate principal amount of 2.45% Senior Notes due 2015, $500.0 million aggregate principal amount of 3.95% Senior Notes due 2020 and $250.0 million aggregate principal amount of 5.7% Senior Notes due 2040. The notes were issued at 99.854%, 99.745% and 99.813% of par, respectively, and the discount amortized as additional interest expense over the period from issuance through maturity. Offering costs of approximately $10.3 million have been recorded as debt issuance costs on our consolidated balance sheet and are amortized as additional interest expense using the effective interest rate method over the period from issuance through maturity. Interest on the notes is payable semi-annually in arrears on April 15 and October 15 each year beginning April 15, 2011 and the principal on each note is due in full at their respective maturity dates. The notes may be redeemed at our option, in whole or in part, at any time at a redemption price defined in a make-whole clause equaling accrued and unpaid interest plus the greater of 100% of the principal amount of the notes to be redeemed or the sum of the present values of the remaining scheduled payments of interest and principal. If we experience a change of control accompanied by a downgrade of the debt to below investment grade, we will be required to offer to repurchase the notes at a purchase price equal to 101% of their principal amount plus accrued and unpaid interest. We are subject to covenants which limit our ability to pledge properties as security under borrowing arrangements and limit our ability to perform sale and leaseback transactions involving our property. At December 31, 2010, the fair value of our senior notes outstanding was $1.197 billion.

Note Payable: In December 2006, we purchased an active pharmaceutical ingredient, or API, manufacturing facility and certain other assets and liabilities from Siegfried. At December 31, 2010, the fair value of our note payable to Siegfried approximated the carrying value of the note of $25.0 million. Assuming other factors are held constant, an increase in interest rates generally will result in a decrease in the fair value of the note. The note is denominated in Swiss francs and its fair value will also be affected by changes in the U.S. dollar/Swiss franc exchange rate. The carrying value of the note reflects the U.S. dollar/Swiss franc exchange rate and Swiss interest rates.

Foreign Currency Forward Contracts: We use foreign currency forward contracts to hedge specific forecasted transactions denominated in foreign currencies and to reduce exposures to foreign currency fluctuations of certain assets and liabilities denominated in foreign currencies.

We enter into foreign currency forward contracts to protect against changes in anticipated foreign currency cash flows resulting from changes in foreign currency exchange rates, primarily associated with non-functional currency denominated revenues and expenses of foreign subsidiaries. The foreign currency forward hedging contracts outstanding at December 31, 2010 and 2009 had settlement dates within 36 months. These foreign currency forward contracts are designated as cash flow hedges under ASC 815 and, accordingly, to the extent effective, any unrealized gains or losses on them are reported in other comprehensive income (loss), or OCI, and reclassified to operations in the same periods during which the underlying hedged transactions affect operations.

Any ineffectiveness on these foreign currency forward contracts is reported in other income, net. Foreign currency forward contracts entered into to hedge forecasted revenue and expenses were as follows:

Foreign Currency	Notional Amount December 31, 2010	2009
	In thousands $	
British Pound	$ 58,440	$ —
Canadian Dollar	133,128	—
Euro	675,438	1,107,340
Japanese Yen	632,962	—
Swiss Franc	77,669	—
Others	54,644	—
Total	$1,632,281	$1,107,340

We consider the impact of our own and the counterparties' credit risk on the fair value of the contracts as well as the ability of each party to execute its obligations under the contract. As of December 31, 2010, credit risk did not materially change the fair value of our foreign currency forward contracts.

We recognized an increase in net product sales for certain effective cash flow hedge instruments of $47.7 million for 2010 and a reduction in net product sales of $36.4 million for 2009. These settlements were recorded in the same period as the related forecasted sales occurred. We recognized a decrease in other income, net for the settlement of certain effective cash flow hedge instruments of $0.1 million for 2010 compared to an increase of $6.5 million for 2009. These settlements were recorded in the same period as the related forecasted expenses occurred. Changes in time value, which we excluded from the hedge effectiveness assessment, were included in other income, net.

We also enter into foreign currency forward contracts to reduce exposures to foreign currency fluctuations of certain recognized assets and liabilities denominated in foreign currencies. These foreign currency forward contracts have not been designated as hedges under ASC 815 and, accordingly, any changes in their fair value are recognized in other income, net in the current period. The aggregate notional amount of the foreign currency forward non-designated hedging contracts outstanding at December 31, 2010 and 2009 were $848.6 million and $483.2 million, respectively.

Although not predictive in nature, we believe a hypothetical 10% threshold reflects a reasonably possible near-term change in foreign currency rates. Assuming that the December 31, 2010 exchange rates were to change by a hypothetical 10%, the fair value of the foreign currency forward contracts would change by approximately $259.0 million. However, since the contracts either hedge specific forecasted intercompany transactions denominated in foreign currencies or relate to assets and liabilities denominated in currencies other than the entities' functional currencies, any change in the fair value of the contract would be either reported in other comprehensive income and reclassified to earnings in the same periods during which the underlying hedged transactions affect earnings or remeasured through earnings each period along with the underlying asset or liability.

On February 23, 2011, we entered into an interest rate swap contract to convert a portion of our interest rate exposure from fixed rate to floating rate to more closely align interest expense with interest income received on its cash equivalent and investment balances. The floating rate is benchmarked to LIBOR. The swap is designated as a fair value hedge on the fixed-rate debt issue maturing October 2015. Since the specific terms and notional amount of the swap match those of the debt being hedged, it is assumed to be a highly effective hedge and all changes in fair value of the swaps will be recorded on the Consolidated Balance Sheets with no net impact recorded in the Consolidated Statements of Operations. As of this filing, the total notional amount of debt hedged with an interest rate swap is $125.0 million.

ITEM 8. *FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA*

CELGENE CORPORATION AND SUBSIDIARIES

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Celgene Corporation:

We have audited the accompanying consolidated balance sheets of Celgene Corporation and subsidiaries (the Company) as of December 31, 2010 and 2009, and the related consolidated statements of operations, cash flows, and stockholders' equity for each of the years in the three-year period ended December 31, 2010. In connection with our audits of the consolidated financial statements, we also have audited the consolidated financial statement schedule, "Schedule II — Valuation and Qualifying Accounts." These consolidated financial statements and consolidated financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and consolidated financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Celgene Corporation and subsidiaries as of December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related consolidated financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As discussed in the Notes to the consolidated financial statements, the Company has, as of January 1, 2009, changed its method of accounting for business combinations and, as of January 1, 2008, changed its method of accounting for the measurement of the fair value of financial assets and liabilities, each due to the adoption of new accounting requirements issued by the Financial Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 28, 2011 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting. This report includes an explanatory paragraph stating that management excluded from its assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2010, the internal control over financial reporting of Abraxis BioScience, Inc. associated with total net assets of approximately $3.2 billion (of which approximately $2.6 billion represents goodwill and identifiable intangible assets which are included within the scope of the assessment) as of December 31, 2010 and total revenue of $88.5 million for the year ended December 31, 2010.

/s/ KPMG LLP

Short Hills, New Jersey
February 28, 2011

CELGENE CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31, 2010	December 31, 2009
	(Dollars in thousands, except per share amounts)	
ASSETS		
Current assets:		
Cash and cash equivalents	$ 1,351,128	$1,102,172
Marketable securities available for sale	1,250,173	1,894,580
Accounts receivable, net of allowances of $13,104 and $10,787 at December 31, 2010 and 2009	706,429	438,617
Inventory	260,130	100,683
Deferred income taxes	151,779	49,817
Other current assets	275,005	258,935
Assets held for sale	348,555	—
Total current assets	4,343,199	3,844,804
Property, plant and equipment, net	509,919	297,792
Investment in affiliated companies	23,073	21,476
Intangible assets, net	3,248,498	349,542
Goodwill	1,896,344	578,116
Other assets	156,129	297,581
Total assets	$10,177,162	$5,389,311
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 94,465	$ 36,629
Accrued expenses	592,336	315,608
Income taxes payable	11,423	46,874
Current portion of deferred revenue	16,362	1,827
Other current liabilities	309,214	93,767
Liabilities of disposal group	46,582	—
Total current liabilities	1,070,382	494,705
Deferred revenue, net of current portion	12,785	6,527
Income taxes payable	551,896	422,358
Deferred income taxes	882,870	—
Other non-current liabilities	416,173	71,115
Long-term debt, net of discount	1,247,584	—
Total liabilities	4,181,690	994,705
Commitments and Contingencies		
Equity:		
Preferred stock, $.01 par value per share, 5,000,000 shares authorized; none outstanding at December 31, 2010 and 2009	—	—
Common stock, $.01 par value per share, 575,000,000 shares authorized; issued 482,164,353 and 467,629,433 shares at December 31, 2010 and 2009, respectively	4,822	4,676
Common stock in treasury, at cost; 11,776,036 and 8,337,961 shares at December 31, 2010 and 2009, respectively	(545,588)	(362,521)
Additional paid-in capital	6,350,240	5,474,122
Retained earnings (accumulated deficit)	248,266	(632,246)
Accumulated other comprehensive loss	(73,767)	(89,425)
Total stockholders' equity	5,983,973	4,394,606
Non-controlling interest	11,499	—
Total equity	5,995,472	4,394,606
Total liabilities and equity	$10,177,162	$5,389,311

See accompanying Notes to Consolidated Financial Statements

CELGENE CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended December 31,		
	2010	2009	2008
	(In thousands, except per share amounts)		
Revenue:			
Net product sales	$3,508,438	$2,567,354	$ 2,137,678
Collaborative agreements and other revenue	10,540	13,743	14,945
Royalty revenue	106,767	108,796	102,158
Total revenue	3,625,745	2,689,893	2,254,781
Expenses:			
Cost of goods sold (excluding amortization of acquired intangible assets)	306,521	216,289	258,267
Research and development	1,128,495	794,848	931,218
Selling, general and administrative	950,634	753,827	685,547
Amortization of acquired intangible assets	203,231	83,403	103,967
Acquired in-process research and development	—	—	1,740,000
Acquisition related charges and restructuring, net	47,229	—	—
Total costs and expenses	2,636,110	1,848,367	3,718,999
Operating income (loss)	989,635	841,526	(1,464,218)
Other income and expense:			
Interest and investment income, net	44,757	76,785	84,835
Equity in losses of affiliated companies	1,928	1,103	9,727
Interest expense	12,634	1,966	4,437
Other income (expense), net	(7,220)	60,461	24,722
Income (loss) before income taxes	1,012,610	975,703	(1,368,825)
Income tax provision	132,418	198,956	164,828
Net income (loss)	880,192	776,747	(1,533,653)
Less: Net loss attributable to non-controlling interest	320	—	—
Net income (loss) attributable to Celgene	$ 880,512	$ 776,747	$(1,533,653)
Net income (loss) per share attributable to Celgene:			
Basic	$ 1.90	$ 1.69	$ (3.46)
Diluted	$ 1.88	$ 1.66	$ (3.46)
Weighted average shares:			
Basic	462,298	459,304	442,620
Diluted	469,517	467,354	442,620

See accompanying Notes to Consolidated Financial Statements

CELGENE CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,		
	2010	2009	2008
	(Dollars in thousands)		
Cash flows from operating activities:			
Net income (loss)	$ 880,192	$ 776,747	$(1,533,653)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation of long-term assets	54,234	41,682	33,797
Amortization	204,855	84,386	104,365
Allocation of pre-paid royalties	47,241	36,045	10,739
Provision (benefit) for accounts receivable allowances	(2,309)	2,664	6,232
Deferred income taxes	(103,923)	(26,939)	(104,588)
Change in value of contingent consideration	9,712	—	—
Acquired in-process research and development	—	—	1,740,000
Share-based compensation expense	186,989	145,929	106,578
Equity in losses of affiliated companies	1,928	518	8,884
Share-based employee benefit plan expense	14,403	11,515	8,314
Unrealized change in value of foreign currency forward contracts	9,970	(9,738)	8,250
Realized (gain) loss on marketable securities available for sale	(11,531)	(31,013)	1,206
Other, net	(2,352)	8,715	2,224
Change in current assets and liabilities, excluding the effect of acquisitions:			
Accounts receivable	(234,452)	(122,615)	(107,685)
Inventory	18,723	1,540	(25,867)
Other operating assets	(45,674)	(53,847)	(129,199)
Assets held for sale, net	2,999	—	—
Accounts payable and other operating liabilities	51,557	652	(17,087)
Income tax payable	78,110	39,823	69,610
Deferred revenue	20,884	3,791	67
Net cash provided by operating activities	1,181,556	909,855	182,187
Cash flows from investing activities:			
Proceeds from sales of marketable securities available for sale	3,931,883	2,258,376	1,148,116
Purchases of marketable securities available for sale	(3,272,225)	(3,007,673)	(835,967)
Payments for acquisition of business, net of cash acquired	(2,652,377)	—	(746,779)
Capital expenditures	(98,632)	(93,384)	(77,379)
Investment in affiliated companies	(1,934)	(3,603)	(12,855)
Purchases of investment securities	(14,020)	(13,127)	(9,436)
Other	—	3,333	12,054
Net cash provided by (used in) investing activities	(2,107,305)	(856,078)	(522,246)
Cash flows from financing activities:			
Proceeds from issuance of long-term debt	1,237,270	—	—
Payment for treasury shares	(183,116)	(209,461)	—
Net proceeds from exercise of common stock options and warrants	86,889	49,751	128,583
Excess tax benefit from share-based compensation arrangements	36,124	97,838	153,046
Net cash provided by (used in) financing activities	1,177,167	(61,872)	281,629
Effect of currency rate changes on cash and cash equivalents	(2,462)	17,881	(67,457)
Net increase (decrease) in cash and cash equivalents	248,956	9,786	(125,887)
Cash and cash equivalents at beginning of period	1,102,172	1,092,386	1,218,273
Cash and cash equivalents at end of period	$ 1,351,128	$ 1,102,172	$ 1,092,386
Supplemental schedule of non-cash investing and financing activity:			
Contingent consideration issued in acquisition of Gloucester	$ 230,201	$ —	$ —
Change in net unrealized (gain) loss on marketable securities available for sale	$ (13,808)	$ (3,326)	$ 87,349
Matured shares tendered in connection with stock option exercises	$ (8,245)	$ (2,014)	$ (7,676)
Conversion of convertible notes	—	—	$ 196,543
Supplemental disclosure of cash flow information:			
Interest paid	$ 1,752	$ 1,882	$ 3,811
Income taxes paid	$ 121,976	$ 70,539	$ 29,319

See accompanying Notes to Consolidated Financial Statements

CELGENE CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Celgene Corporation Shareholders							
Years Ended December 31, 2010, 2009 and 2008	Common Stock	Treasury Stock	Additional Paid-in Capital	Retained Earnings (Deficit)	Accumulated Other Comprehensive Income (Loss)	Stockholders' Equity	Non-Controlling Interest	Total
	(Dollars in thousands)							
Balances at December 31, 2007	$4,072	$(149,519)	$2,780,849	$ 124,660	$ 83,882	$ 2,843,944	$ —	$ 2,843,944
Net loss				(1,533,653)		(1,533,653)		(1,533,653)
Other comprehensive income:								
Increase in unrealized gains on available for sale securities, net of $5,211 tax					8,413	8,413		8,413
Reversal of unrealized gains on Pharmion investment, net of $38,904 tax					(62,806)	(62,806)		(62,806)
Reclassification of losses on available for sale securities included in net loss,net of $736 tax					1,188	1,188		1,188
Unrealized losses on cash flow hedges					(50,117)	(50,117)		(50,117)
Pension liability adjustment					(3,290)	(3,290)		(3,290)
Net asset transfer of common control foreign subsidiaries			4,337		(4,337)	—		—
Currency translation adjustments					(100,477)	(100,477)		(100,477)
Comprehensive (loss)						$(1,740,742)	$ —	$(1,740,742)
Mature shares tendered related to option exercise		(7,646)	3,861			(3,785)		(3,785)
Acquisition of Pharmion Corp.	308		1,793,838			1,794,146		1,794,146
Conversion of long-term convertible notes	162		196,381			196,543		196,543
Exercise of stock options and warrants	90		128,439			128,529		128,529
Issuance of common stock for employee benefit plans	1		5,178			5,179		5,179
Expense related to share-based compensation			106,951			106,951		106,951
Income tax benefit upon exercise of stock options			160,563			160,563		160,563
Balances at December 31, 2008	$4,633	$(157,165)	$5,180,397	$(1,408,993)	$(127,544)	$ 3,491,328	$ —	$ 3,491,328
Net income				776,747		776,747		776,747
Other comprehensive income:								
Increase in unrealized gains on available for sale securities, net of $11,316 tax benefit					14,642	14,642		14,642
Reclassification of gains on available for sale securities included in net income, net of $20,675 tax					(31,013)	(31,013)		(31,013)
Unrealized gains on cash flow hedges					55,479	55,479		55,479
Pension liability adjustment					5,180	5,180		5,180
Net asset transfer of common control foreign subsidiaries			(3,198)		3,198	—		—
Currency translation adjustments					(9,367)	(9,367)		(9,367)
Comprehensive income						$ 811,668	$ —	$ 811,668
Mature shares tendered related to option exercise		(2,014)	1,213			(801)		(801)
Exercise of stock options and warrants	43	(33)	50,491			50,501		50,501
Shares purchased under share repurchase program		(209,461)				(209,461)		(209,461)
Issuance of common stock for employee benefit plans		6,152	2,784			8,936		8,936
Expense related to share-based compensation			143,659			143,659		143,659
Income tax benefit upon exercise of stock options			98,776			98,776		98,776
Balances at December 31, 2009	$4,676	$(362,521)	$5,474,122	$ (632,246)	$ (89,425)	$ 4,394,606	$ —	$ 4,394,606
Net income				880,512		880,512	(320)	880,192
Other comprehensive income:								
Increase in unrealized gains on available for sale securities, net of $469 tax benefit					14,277	14,277		14,277
Reclassification of gains on available for sale securities included in net income, net of $7,591 tax					(11,387)	(11,387)		(11,387)
Unrealized losses on cash flow hedges					(20,918)	(20,918)		(20,918)
Pension liability adjustment					(5,695)	(5,695)		(5,695)
Net asset transfer of a common control foreign subsidiary			106		(106)	—		—
Change in functional currency of a foreign subsidiary			(57,668)		57,668	—		—
Currency translation adjustments					(18,181)	(18,181)		(18,181)
Comprehensive income						$ 838,608	$ (320)	$ 838,288
Mature shares tendered related to option exercise		(8,245)	7,335			(910)		(910)
Exercise of stock options, warrants and conversion of restricted stock units	39	(1,410)	91,039			89,668		89,668
Shares purchased under share repurchase program		(183,116)				(183,116)		(183,116)
Issuance of common stock for employee benefit plans		9,704	2,722			12,426		12,426
Issuance of common stock related to Abraxis acquisition	107		617,651			617,758		617,758
Expense related to share-based compensation			182,404			182,404		182,404
Income tax benefit upon exercise of stock options			32,529			32,529		32,529
Non-controlling interest resulting from acquisition of Abraxis, net						—	11,819	11,819
Balances at December 31, 2010	$4,822	$(545,588)	$6,350,240	$ 248,266	$ (73,767)	$ 5,983,973	$11,499	$ 5,995,472

See accompanying Notes to Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Thousands of dollars, except per share amounts, unless otherwise indicated)

1. Nature of Business and Basis and Summary of Significant Accounting Policies

Celgene Corporation and its subsidiaries (collectively "Celgene" or the "Company") is a global biopharmaceutical company primarily engaged in the discovery, development and commercialization of innovative therapies designed to treat cancer and immune-inflammatory diseases. The Company is dedicated to innovative research and development which is designed to bring new therapies to market and is involved in research in several scientific areas that may deliver proprietary next-generation therapies, targeting areas such as intracellular signaling pathways in cancer and immune cells, immunomodulation in cancer and autoimmunity and placental cell, including stem and progenitor cell, research.

The Company's primary commercial stage products include REVLIMID®, VIDAZA®, THALOMID® (inclusive of Thalidomide Celgene® and Thalidomide Pharmion®), ABRAXANE® which was obtained in the October 2010 acquisition of Abraxis BioScience, Inc., or Abraxis, and ISTODAX®, which was obtained in the January 2010 acquisition of Gloucester Pharmaceuticals, Inc., or Gloucester (See Note 2). Additional sources of revenue include sales of FOCALIN® exclusively to Novartis Pharma AG, or Novartis, a licensing agreement with Novartis, which entitles the Company to royalties on FOCALIN XR® and the entire RITALIN® family of drugs, residual payments from GlaxoSmithKline, or GSK, based upon GSK's ALKERAN® revenues through the end of March 2011, sale of services through the Company's Cellular Therapeutics subsidiary and other miscellaneous licensing agreements.

The consolidated financial statements include the accounts of Celgene Corporation and its subsidiaries, including certain former Abraxis entities determined to be non-core to the Company and reported as assets held for sale and liabilities of disposal group on the consolidated balance sheet. Investments in limited partnerships and interests where the Company has an equity interest of 50% or less and does not otherwise have a controlling financial interest are accounted for by either the equity or cost method. The Company records net income (loss) attributable to non-controlling interest in its Consolidated Statements of Operations equal to the percentage of ownership interest retained in the respective operations by the non-controlling parties.

The preparation of the consolidated financial statements requires management to make estimates and assumptions that affect reported amounts and disclosures. Actual results could differ from those estimates. The Company is subject to certain risks and uncertainties related to product development, regulatory approval, market acceptance, scope of patent and proprietary rights, competition, technological change and product liability.

Financial Instruments: Certain financial instruments reflected in the Consolidated Balance Sheets, (e.g., cash, cash equivalents, accounts receivable, certain other assets, accounts payable and certain other liabilities) are recorded at cost, which approximates fair value due to their short-term nature. The fair values of financial instruments other than marketable securities are determined through a combination of management estimates and information obtained from third parties using the latest market data. The fair value of available-for-sale marketable securities is determined utilizing the valuation techniques appropriate to the type of security (See Note 5).

Derivative Instruments and Hedges: All derivative instruments are recognized on the balance sheet at their fair value. Changes in the fair value of derivative instruments are recorded each period in current earnings or other comprehensive income (loss), depending on whether a derivative instrument is designated as part of a hedging transaction and, if it is, the type of hedging transaction. For a derivative to qualify as a hedge at inception and throughout the hedged period, the Company formally documents the nature and relationships between the hedging instruments and hedged item. The Company assesses, both at inception and on an on-going basis, whether the derivative instruments that are used in cash flow hedging transactions are highly effective in offsetting the changes in cash flows of hedged items. The Company assesses hedge ineffectiveness on a quarterly basis and records the gain or loss related to the ineffective portion of derivative instruments, if any, to current earnings. If the Company determines that a forecasted transaction is no longer probable of occurring, it discontinues hedge accounting and any related unrealized gain or loss on the derivative instrument is recognized in current earnings. The Company uses derivative instruments, including those not designated as part of a hedging transaction, to manage its exposure to movements in foreign exchange and interest rates. The use of these derivative instruments modifies the exposure of these risks with the intent to reduce the Company's risk or cost. The Company does not use derivative instruments for speculative trading purposes and is not a party to leveraged derivatives.

Cash, Cash Equivalents and Marketable Securities Available for Sale: The Company invests its excess cash primarily in money market funds, U.S. Treasury securities, U.S. government-sponsored agency securities, U.S. government-sponsored agency mortgage-backed securities, non-U.S. government, agency and Supranational securities and global corporate debt securities. All liquid investments with maturities of three months or less from the date of purchase are classified as cash equivalents and all investments with maturities of greater than three months from date of purchase are classified as marketable securities available for sale. The Company determines the appropriate classification of its investments in marketable debt and equity securities at the time of purchase. Marketable securities available for sale are carried at fair value, held for an unspecified period of time and are intended for use in meeting the Company's ongoing liquidity needs. Unrealized gains and losses on available-for-sale securities, which are deemed to be temporary, are reported as a separate component of stockholders' equity, net of tax. The cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity. The amortization, along with realized gains and losses and other than temporary impairment charges, is included in interest and investment income, net.

A decline in the market value of any available-for-sale security below its carrying value that is determined to be other-than-temporary would result in a charge to earnings and decrease in the security's carrying value down to its newly established fair value. Factors evaluated to determine if an investment is other-than-temporarily impaired include significant deterioration in earnings performance, credit rating, asset quality or business prospects of the issuer; adverse changes in the general market condition in which the issuer operates; the Company's intent to hold to maturity and an evaluation as to whether it is more likely than not that the Company will not have to sell before recovery of its cost basis; and issues that raise concerns about the issuer's ability to continue as a going concern.

Concentration of Credit Risk: Cash, cash equivalents and marketable securities are financial instruments that potentially subject the Company to concentration of credit risk. The Company invests its excess cash primarily in money market funds, U.S. Treasury fixed rate securities, U.S. government-sponsored agency fixed rate securities, U.S. government-sponsored agency mortgage-backed fixed rate securities and FDIC guaranteed fixed rate corporate debt, non-U.S. government issued securities and non-U.S. government guaranteed securities (See Note 7). The Company may also invest in unrated or below investment grade securities, such as equity in private companies. The Company has established guidelines relative to diversification and maturities to maintain safety and liquidity. These guidelines are reviewed periodically and may be modified to take advantage of trends in yields and interest rates.

The Company sells its products in the United States primarily through wholesale distributors and specialty contracted pharmacies. Therefore, wholesale distributors and large pharmacy chains account for a large portion of the Company's U.S. trade receivables and net product revenues (See Note 20). International sales are primarily made directly to hospitals, clinics and retail chains, many of which in Europe are government owned and have extended their payment terms in recent years given the economic pressure these countries are facing. The Company continuously monitors the creditworthiness of its customers, including these governments, and has internal policies regarding customer credit limits. The Company also continues to monitor economic conditions, including the volatility associated with international sovereign economies, associated impacts on the financial markets and its business and the sovereign debt crisis in certain European countries. The Company believes the credit and economic conditions within Spain, Italy and Portugal, among other members of the European Union, have deteriorated during 2010. Total net receivables in these three countries amounted to $231.6 million at December 31, 2010. These conditions, as well as inherent variability of timing of cash receipts, have resulted in, and may continue to result in, an increase in the average length of time that it takes to collect on the accounts receivable outstanding in these countries. The Company estimates an allowance for doubtful accounts primarily based on the credit worthiness of its customers, historical payment patterns, aging of receivable balances and general economic conditions.

Inventory: Inventories are recorded at the lower of cost or market, with cost determined on a first-in, first-out basis. The Company periodically reviews the composition of inventory in order to identify obsolete, slow-moving or otherwise non-saleable items. If non-saleable items are observed and there are no alternate uses for the inventory, the Company will record a write-down to net realizable value in the period that the decline in value is first recognized. Included in inventory are raw materials used in the production of preclinical and clinical products, which are charged to research and development expense when consumed.

Assets Held for Sale: Assets to be disposed of are separately presented in the consolidated balance sheet and reported at the lower of their carrying amount or fair value less costs to sell, and are not depreciated. The assets and related liabilities of a disposal group classified as held for sale are presented separately in the current asset and current liability sections of the consolidated balance sheet.

Property, Plant and Equipment: Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation of plant and equipment is recorded using the straight-line method. Building improvements are depreciated over the remaining useful life of the building. Leasehold improvements are depreciated over the lesser of the economic useful life of the asset or the remaining term of the lease, including anticipated renewal options. The estimated useful lives of capitalized assets are as follows:

Buildings	40 years
Building and operating equipment	15 years
Manufacturing machinery and equipment	10 years
Other machinery and equipment	5 years
Furniture and fixtures	5 years
Computer equipment and software	3-7 years

Maintenance and repairs are charged to operations as incurred, while expenditures for improvements which extend the life of an asset are capitalized.

Capitalized Software Costs: The Company capitalizes software costs incurred in connection with developing or obtaining software. Capitalized software costs are included in property, plant and equipment, net and are amortized over their estimated useful life of three to seven years from the date the systems are ready for their intended use.

Investment in Affiliated Companies: The Company applies the equity method of accounting to its investments in common stock of affiliated companies and certain investment funds, which primarily invest in companies conducting business in life sciences such as biotechnology, pharmaceuticals, medical technology, medical devices, diagnostics and health and wellness. Equity method investments obtained through the acquisition of former Abraxis have been determined to be non-core activities and are classified as assets held for sale on the consolidated balance sheet.

Equity investments are reviewed on a regular basis for possible impairment. If an investment's fair value is determined to be less than its net carrying value and the decline is determined to be other-than-temporary, the investment is written down to its fair value. Such an evaluation is judgmental and dependent on specific facts and circumstances. Factors considered in determining whether an other-than-temporary decline in value has occurred include: market value or exit price of the investment based on either market-quoted prices or future rounds of financing by the investee; length of time that the market value was below its cost basis; financial condition and business prospects of the investee; the Company's intent and ability to retain the investment for a sufficient period of time to allow for recovery in market value of the investment; issues that raise concerns about the investee's ability to continue as a going concern; any other information that the Company may be aware of related to the investment.

Other Intangible Assets: Intangible assets with definite useful lives are amortized to their estimated residual values over their estimated useful lives and reviewed for impairment if certain events occur as described in "Impairment of Long-Lived Assets" below. Intangible assets which are not amortized include acquired in-process research and development, or IPR&D, and acquired intangible assets held for sale. Amortization is initiated for IPR&D intangible assets when their useful lives have been determined. IPR&D intangible assets which are determined to have had a drop in their fair value, are adjusted downward through the earnings statement. These are tested at least annually or when a triggering event occurs that could indicate a potential impairment.

Goodwill: Goodwill represents the excess of purchase price over fair value of net assets acquired in a business combination accounted for by the acquisition method of accounting and is not amortized, but subject to impairment testing at least annually or when a triggering event occurs that could indicate a potential impairment. The Company tests its goodwill annually for impairment each November 30.

Impairment of Long-Lived Assets: Long-lived assets, such as property, plant and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset or asset group to the estimated undiscounted future cash flows expected to be generated by the asset or asset group. If the carrying amount of the assets exceed their estimated future undiscounted net cash flows, an impairment charge is recognized by the amount by which the carrying amount of the assets exceed the fair value of the assets.

Foreign Currency Translation: Operations in non-U.S. entities are recorded in the functional currency of each entity. For financial reporting purposes, the functional currency of an entity is determined by a review of the source of an entity's most predominant cash flows. Effective January 1, 2010, the Company changed the functional currency of Celgene International Sarl from the Euro to the U.S. Dollar. Significant changes in economic facts and circumstances supported this change in functional currency and the change was applied on a prospective basis. The results of operations for non-U.S. dollar functional currency entities are translated from functional currencies into U.S. dollars using the average currency rate during each month, which approximates the results that would be obtained using actual currency rates on the dates of individual transactions. Assets and liabilities are translated using currency rates at the end of the period. Adjustments resulting from translating the financial statements of the Company's foreign entities into the U.S. dollar are excluded from the determination of net income and are recorded as a component of other comprehensive income (loss). Transaction gains and losses are recorded in other income (expense), net in the Consolidated Statements of Operations. The Company had net foreign exchange losses of $9.8 million in 2010 and gains of $54.5 million and $4.7 million in 2009 and 2008, respectively.

Research and Development Costs: Research and development costs are expensed as incurred. These include all internal and external costs related to services contracted by the Company. Upfront and milestone payments made to third parties in connection with research and development collaborations are expensed as incurred up to the point of regulatory approval. Milestone payments made to third parties subsequent to regulatory approval are capitalized and amortized over the remaining useful life of the related product.

Income Taxes: The Company utilizes the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement carrying amounts and tax bases of assets and liabilities using enacted tax rates in effect for years in which the temporary differences are expected to reverse. A valuation allowance is provided when it is more likely than not that some portion or all of a deferred tax asset will not be realized. The Company recognizes the benefit of an uncertain tax position that it has taken or expects to take on income tax returns it files if such tax position is more likely than not to be sustained.

Revenue Recognition: Revenue from the sale of products is recognized when title and risk of loss of the product is transferred to the customer. Provisions for discounts, early payments, rebates, sales returns and distributor chargebacks under terms customary in the industry are provided for in the same period the related sales are recorded.

Sales discount accruals are based on payment terms extended to customers.

Government rebate accruals are based on estimated payments due to governmental agencies for purchases made by third parties under various governmental programs. U.S. Medicaid rebate accruals are generally based on historical payment data and estimates of future Medicaid beneficiary utilization applied to the Medicaid unit rebate formula established by the Center for Medicaid and Medicare Services. The Company utilized historical patient data to estimate the incremental costs related to the Medicaid Managed Care Organizations. In addition, certain international markets have government-sponsored programs that require rebates to be paid based on program specific rules and, accordingly, the rebate accruals are determined primarily on estimated eligible sales.

Rebates or administrative fees are offered to certain wholesale customers, GPOs and end-user customers, consistent with pharmaceutical industry practices. The Company provides a provision for rebates at the time of sale based on the contracted rates and historical redemption rates. Upon receipt of chargeback, due to the availability of product and customer specific information on these programs, the Company then establishes a specific provision for fees or rebates based on the specific terms of each agreement.

The Company bases its sales returns allowance on estimated on-hand retail/hospital inventories, measured end-customer demand as reported by third-party sources, actual returns history and other factors, such as the trend experience for lots where product is still being returned or inventory centralization and rationalization initiatives conducted by major pharmacy chains. If the historical data used by the Company to calculate these estimates does not properly reflect future returns, then a change in the allowance would be made in the period in which such a determination is made and revenues in that period could be materially affected. Under this methodology, the Company tracks actual returns by individual production lots. Returns on closed lots, that is, lots no longer eligible for return credits, are analyzed to determine historical returns experience. Returns on open lots, that is, lots still eligible for return credits, are monitored and compared with historical return trend rates. Any changes from the historical trend rates are considered in determining the current sales return allowance.

Chargeback accruals are based on the differentials between product acquisition prices paid by wholesalers and lower government contract pricing paid by eligible customers covered under federally qualified programs. Distributor service fee accruals are based on contractual fees to be paid to the wholesale distributor for services provided. TRICARE is a health care program of the U.S. Department of Defense Military Health System that provides civilian health benefits for military personnel, military retirees and their dependents. TRICARE rebate accruals are based on estimated Department of Defense eligible sales multiplied by the TRICARE rebate formula.

The Company records estimated reductions to revenue for free goods and volume-based discounts at the time of the initial sale. The estimated reductions to revenue for such free goods and volume-based discounts are based on the sales terms, historical experience and trend analysis. The cost of free goods is included in Cost of Goods Sold (excluding amortization of acquired intangible assets).

The Company recognizes revenue from royalties based on licensees' sales of its products or products using its technologies. Royalties are recognized as earned in accordance with the contract terms when royalties from licensees can be reasonably estimated and collectibility is reasonably assured. If royalties cannot be reasonably estimated or collectibility of a royalty amount is not reasonably assured, royalties are recognized as revenue when the cash is received.

Share-Based Compensation: The cost of share-based compensation is recognized in the Consolidated Statements of Operations based on the fair value of all awards granted, using the Black-Scholes method of valuation. The fair value of each award is determined and the compensation cost is recognized over the service period required to obtain full vesting. Compensation cost to be recognized reflects an estimate of the number of awards expected to vest after taking into consideration an estimate of award forfeitures based on actual experience.

Earnings Per Share: Basic earnings per share is computed by dividing net income by the weighted-average number of common shares outstanding during the period. Diluted earnings per share is computed by dividing net income adjusted to add back the after-tax amount of interest recognized in the period associated with any convertible debt issuance that may be dilutive by the weighted-average number of common shares outstanding during the period increased to include all additional common shares that would have been outstanding as if the outstanding convertible debt was converted into shares of common stock and assuming potentially dilutive common shares, resulting from option exercises, restricted stock units, warrants and other incentives had been issued and any proceeds thereof used to repurchase common stock at the average market price during the period. The assumed proceeds used to repurchase common stock is the sum of the amount to be paid to the Company upon exercise of options, the amount of compensation cost attributed to future services and not yet recognized and, if applicable, the amount of excess income tax benefit that would be credited to paid-in capital upon exercise. As of their maturity date, June 1, 2008, substantially all of the Company's convertible notes were converted into shares of common stock.

Comprehensive Income: The components of comprehensive income (loss) consist of net income (loss), changes in pension liability, changes in net unrealized gains (losses) on marketable securities classified as available-for-sale, net unrealized gains (losses) related to cash flow hedges and changes in foreign currency translation adjustments, which includes changes in a subsidiary's functional currency and net asset transfers of common control subsidiaries.

A summary of accumulated other comprehensive income (loss), net of tax, is summarized as follows:

	Pension Liability	Net Unrealized Gains (Losses) from Marketable Securities	Net Unrealized Gains (Losses) From Hedges	Foreign Currency Translation Adjustment	Total Accumulated Other Comprehensive Income (Loss)
Balance December 31, 2008	$(3,321)	$ 16,583	$(50,117)	$(90,689)	$(127,544)
Period Change	5,180	(16,371)	55,479	(6,169)	38,119
Balance December 31, 2009	1,859	212	5,362	(96,858)	(89,425)
Period Change	(5,695)	2,890	(20,918)	39,381	15,658
Balance December 31, 2010	$(3,836)	$ 3,102	$(15,556)	$(57,477)	$ (73,767)

New Accounting Pronouncements: In October 2009, the Financial Accounting Standards Board, or FASB, issued Accounting Standard Update, or ASU, No. 2009-13, "Multiple-Deliverable Revenue Arrangements," or ASU 2009-13, which amends existing revenue recognition accounting pronouncements that are currently within the scope of FASB Accounting Standards Codification™, or ASC, 605. This guidance eliminates the requirement to establish the fair value of undelivered products and services and instead provides for separate revenue recognition based upon management's estimate of the selling price for an undelivered item when there is no other means to determine the fair value of that undelivered item. ASU 2009-13 is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. The Company is currently evaluating the impact, if any, that the adoption of this amendment will have on its consolidated financial statements.

In January 2010, the FASB issued ASU No. 2010-06, "Improving Disclosures About Fair Value Measurements," or ASU 2010-06, which amends ASC 820 to add new requirements for disclosures about transfers into and out of Levels 1 and 2 and separate disclosures about purchases, sales, issuances, and settlements relating to Level 3 measurements. ASU 2010-06 also clarifies existing fair value disclosures about the level of disaggregation and about inputs and valuation techniques used to measure fair value. Further, ASU 2010-06 amends guidance on employers' disclosures about post-retirement benefit plan assets under ASC 715 to require that disclosures be provided by classes of assets instead of by major categories of assets. ASU 2010-06 was effective for the first reporting period (including interim periods) beginning after December 15, 2009, except for the requirement to provide the Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. Early adoption is permitted. The section of the amendment pertaining to transfers into and out of Levels 1 and 2 was effective for the Company beginning January 1, 2010. The adoption of this section of the amendment did not have any impact on the Company's consolidated financial statements. The section of the amendment pertaining to Level 3 measurements will be effective for the Company beginning January 1, 2011. The Company is currently evaluating the impact, if any, that the adoption of this amendment will have on its consolidated financial statements.

In April 2010, the FASB issued ASU No. 2010-17, "Milestone Method of Revenue Recognition," or ASU 2010-17, to (1) limit the scope of this ASU to research or development arrangements and (2) require that guidance in this ASU be met for an entity to apply the milestone method (record the milestone payment in its entirety in the period received). However, the FASB clarified that, even if the requirements in ASU 2010-17 are met, entities would not be precluded from making an accounting policy election to apply another appropriate accounting policy that results in the deferral of some portion of the arrangement consideration. The guidance in ASU 2010-17 will apply to milestones in both single-deliverable and multiple-deliverable arrangements involving research or development transactions. ASU 2010-17 will be effective for fiscal years (and interim periods within those fiscal years) beginning on or after June 15, 2010. Early application is permitted. Entities can apply this guidance prospectively to milestones achieved after adoption. However, retrospective application to all prior periods is also permitted. The adoption of this accounting standard will not have an impact on the Company's consolidated financial statements.

In December 2010, the FASB issued ASU No. 2010-27, "Fees Paid to the Federal Government by Pharmaceutical Manufacturers," or ASU 2010-27. ASU 2010-27 provides guidance concerning the recognition and classification of the new annual fee payable by branded prescription drug manufactures and importers on branded prescription drugs which was mandated under the U.S. Health Care Reform Act enacted in the United States in March 2010. Under this new accounting standard, the annual fee would be presented as a component of operating expenses and recognized over the calendar year. Such fees are payable using a straight-line method of allocation unless another method better allocates the fee over the calendar year. This ASU is effective for calendar years beginning on or after December 31, 2010. As this standard relates only to classification, the adoption of this accounting standard will not have an impact on the Company's consolidated financial statements.

In December 2010, the FASB issued ASU No. 2010-29, "Disclosure of Supplementary Pro Forma Information," or ASU 2010-29. ASU 2010-29 clarifies disclosure requirements to require public entities that enter into business combinations that are material on an individual or aggregate basis to disclose pro forma information for business combinations that occurred in the current reporting period, including pro forma revenue and earnings of the combined entity as though the acquisition date had been as of the beginning of the comparable prior annual reporting period only. ASU 2010-29 is effective for material business combinations for which the acquisition date is on or after January 1, 2011 and early adoption is permitted. The Company has chosen early adoption of ASU 2010-29 and the pro forma information related to the acquisitions of Abraxis and Gloucester complies with the provisions of this standard (See Note 2).

2. Acquisitions

Abraxis BioScience, Inc.

On October 15, 2010, or the Acquisition Date, the Company acquired all of the outstanding common stock of Abraxis BioScience, Inc., or Abraxis. The transaction, referred to as the Merger, resulted in Abraxis becoming a wholly owned subsidiary of the Company. The results of operations for Abraxis are included in the Company's consolidated financial statements from the date of acquisition and the assets and liabilities of Abraxis have been recorded at their respective fair values on the acquisition date and consolidated with those of the Company.

Prior to the Merger, Abraxis was a fully integrated global biotechnology company dedicated to the discovery, development and delivery of next-generation therapeutics and core technologies that offer patients treatments for cancer and other critical illnesses. Abraxis' portfolio includes an oncology compound, ABRAXANE®, which is based on Abraxis' proprietary tumor-targeting platform known as nab® technology. ABRAXANE®, the first FDA approved product to use the nab® technology, was launched in 2005 for the treatment of metastatic breast cancer.

Abraxis has continued to expand the nab® technology through a clinical program and a product pipeline containing a number of nab® technology products in development. The acquisition of Abraxis accelerates the Company's strategy to become a global leader in oncology by adding the nab® technology and ABRAXANE® to the technology and product portfolios of the Company.

Each share of Abraxis common stock outstanding, other than treasury shares of Abraxis, was cancelled and the holder received (i) $58.00 in cash, (ii) 0.2617 of a share of the Company's common stock and (iii) one contingent value right, or CVR, issued by the Company. Stock options belonging to employees were cancelled in exchange for one CVR plus a cash payment amounting to the sum of $58.00 in cash plus the equivalent value of one share of Celgene common stock less the exercise price of each option. As discussed further in the section entitled "Contingent Value Rights" below, a holder of a CVR is entitled to receive a pro rata portion of cash payments that the Company is obligated to pay to all holders of CVRs, which is determined by achievement of certain net sales and U.S. regulatory approval milestones. Potential cash payments to CVR holders ranges from no payment if no regulatory milestones are met, to a maximum of $650 million in milestone payments plus payments based on annual net sales levels achieved if all milestones are met at the earliest target dates and sales exceed threshold amounts. A total of approximately $2.363 billion in cash was paid and 10,660,196 shares of the Company's common stock and 43,273,855 CVRs were issued as consideration for the Merger.

The table below lists the fair value of consideration transferred in the Merger:

	Fair Value at the Acquisition Date
Cash	$2,362,633
Celgene common stock(1)	617,758
Contingent value rights(2)	225,024
Total fair value of consideration transferred	$3,205,415

(1) Issued 10,660,196 shares of the Company's Common Stock on October 15, 2010 with a fair value of $57.95 per share based on the closing price of the Company's common stock on the day before the Acquisition Date.

(2) Issued 43,273,855 CVRs valued at $5.20 per CVR based on the closing price on the Acquisition Date.

The Merger has been accounted for using the acquisition method of accounting which requires that most assets acquired and liabilities assumed be recognized at their fair values as of the acquisition date and requires the fair value of acquired in-process research and development to be classified as indefinite-lived assets until the successful completion or abandonment of the associated research and development efforts. A preliminary purchase price allocation has been made and the recorded amounts are subject to change. The following items are subject to change:

- Amounts for intangible assets and associated deferred tax liabilities pending finalization of valuation efforts.
- Amounts for property plant and equipment, pending the confirmation of physical existence and condition of certain property, plant and equipment.
- Amounts for assumed contingent liabilities pending the finalization of our examination and valuation of filed cases.
- Amounts for income tax assets, receivables and liabilities, pending the filing of Abraxis pre-acquisition tax returns.

The amounts recognized will be finalized as the information necessary to complete the analyses is obtained, but no later than one year from the acquisition date. Material adjustments, if any, could require retrospective application if they impact amortization amounts.

The preliminary purchase price allocation resulted in the following amounts being allocated to the assets acquired and liabilities assumed at the acquisition date based upon their respective preliminary fair values summarized below:

	October 15, 2010
Working capital, excluding inventories(1)	$ (169,250)
Inventories	176,423
Net assets held for sale(2)	306,280
Property, plant and equipment	166,544
Identifiable intangible assets, excluding in-process research and development	1,267,466
In-process research and development product rights	1,290,000
Other noncurrent assets	13,539
Assumed contingent liabilities	(80,000)
Net deferred tax liability(3)	(870,407)
Other noncurrent liabilities	(16,084)
Total identifiable net assets	2,084,511
Goodwill	1,132,763
Net assets acquired	3,217,274
Less: Amounts attributable to noncontrolling interest	(11,859)
Total consideration transferred	$3,205,415

(1) Includes cash and cash equivalents, accounts receivable, other current assets, accounts payable and other current liabilities.

(2) Includes assets held for sale of $345.6 million less liabilities of disposal group of $39.3 million.

(3) Includes current deferred income tax asset of $110.7 million and non-current deferred tax liability of $981.1 million.

The purchase of Abraxis included a number of assets that are not associated with the nab® technology or ABRAXANE®. These assets, or non-core assets, include a number of subsidiaries, tangible assets, equity investments, joint venture partnerships and assets that support research and sales of products not related to the nab® technology. The Company has committed to a plan to divest these non-core assets and they are classified as assets held for sale on the consolidated balance sheet and the associated liabilities have been classified as liabilities of disposal group.

The fair values of current assets and current liabilities were determined to approximate their book values while the fair value of inventory was determined to be greater than book value and the fair value of property plant and equipment not attributable to non-core assets was determined to be greater than book value. The fair value of current assets acquired includes trade receivables of $58.4 million, of which $13.0 million is attributable to non-core subsidiaries and included in assets held for sale. The gross amount due is $61.1 million, of which $2.7 million is expected to be uncollectible.

The amounts recorded for the major components of acquired identifiable intangible assets are as follows:

	Amounts Recognized as of Acquisition Date	Weighted-Average Useful Lives (Years)
Developed product rights	$1,170,000	17
Other finite lived intangible assets	97,466	14
In-process research and development product rights	1,290,000	—
Total identifiable intangible assets	$2,557,466	

The fair value of the developed product rights asset was based on expected cash flows from developed product right sales of ABRAXANE®, a nanoparticle, albumin-bound paclitaxel that was approved by the U.S. Food and Drug Administration, or FDA, in January 2005, based on a 505(b)(2) submission, for the treatment of metastatic breast cancer and, as of December 2010, was approved for marketing in 42 countries. The fair value of the developed product rights asset was derived using an income approach and will be amortized over its expected useful life of 17 years.

Other finite-lived intangible assets include the fair value of licensing contract rights, non-compete agreements and future compassionate use sales.

The IPR&D product right asset was assigned a fair value of $1.290 billion based on probability-weighted net cash flows associated with future ABRAXANE® approval for indications to treat non-small cell lung cancer, or NSCLC, pancreatic cancer and melanoma. The fair value calculation used a risk-adjusted discount rate of 19% and the following anticipated regulatory approval dates:

Indication	Region	Anticipated Approval Timing
Non-small cell lung cancer	United States	Early 2012
Pancreatic cancer	United States	Mid-2014
Pancreatic cancer	European Union	Late 2015
Melanoma	United States	Late 2013
Melanoma	European Union	Late 2014

Acquired IPR&D will be accounted for as an indefinite-lived intangible asset until regulatory approval in specified markets or discontinuation.

The fair value of assumed contingent liabilities were included based on management's assessment of probable outcomes of litigation involving Abraxis initiated prior to the Merger. The fair value assigned to assumed contingent liabilities amounts to the present value of estimated future cash flows related to such litigation.

The excess of purchase price over the fair value amounts assigned to the assets acquired and liabilities assumed represents the goodwill amount resulting from the acquisition. The goodwill recorded as part of the Merger is largely attributable to synergies expected to result from combining the operations of Abraxis and the Company and intangible assets that do not qualify for separate recognition. The Company does not expect any portion of this goodwill to be deductible for tax purposes. The goodwill attributable to the Merger has been recorded as a noncurrent asset in its Consolidated Balance Sheets and is not amortized, but is subject to review for impairment annually.

Amounts attributable to noncontrolling interests have been recorded to reflect the fair value of the portion of assets and liabilities assumed at the acquisition date that are attributable to noncontrolling interest owners of certain acquired consolidated subsidiaries that are not wholly owned.

Abraxis contributed net revenues of $88.5 million and losses of $43.0 million, after consideration of non-controlling interest, for the period from the acquisition date through December 31, 2010.

Contingent Value Rights

In connection with the Merger on October 15, 2010, CVRs were issued under a CVR agreement entered into by Celgene and American Stock Transfer & Trust Company, LLC, the trustee. A copy of the CVR agreement was filed on Form 8-A with the SEC on October 15, 2010. The CVRs are registered for trading on the NASDAQ Global Select Market under the symbol "CELGZ." The fair value of the CVRs and the liability of the Company related to payments under the CVR agreement is subject to fluctuation based on trading prices for the publicly traded CVRs. Subsequent to the acquisition date, the Company has measured the contingent consideration represented by the CVRs at fair value with changes in fair value recognized in operating earnings. At December 31, 2010, the balance of the CVR related liability was $212.0 million and is included in other non-current liabilities.

Each holder of a CVR is entitled to receive a *pro rata* portion, based on the number of CVRs then outstanding, of each of the following contingent cash payments:

- *Milestone Payment #1.* $250 million upon FDA approval of ABRAXANE® for use in the treatment of NSCLC, which approval permits the Company to market ABRAXANE® under a label that includes a progression free survival claim, but only if the foregoing milestone is achieved no later than the fifth anniversary of the Merger.
- *Milestone Payment #2.* $400 million (if achieved no later than April 1, 2013) or $300 million (if achieved after April 1, 2013 and before the fifth anniversary of the Merger) upon FDA approval of ABRAXANE® for use in the treatment of pancreatic cancer, which approval permits the Company to market ABRAXANE® under a label that includes an overall survival claim.
- *Net Sales Payments.* For each full one-year period ending December 31st during the term of the CVR agreement, which we refer to as a net sales measuring period (with the first net sales measuring period beginning January 1, 2011 and ending December 31, 2011):
  - 2.5% of the net sales of ABRAXANE® and the Abraxis pipeline products that exceed $1 billion but are less than or equal to $2 billion for such period, plus
  - an additional amount equal to 5% of the net sales of ABRAXANE® and the Abraxis pipeline products that exceed $2 billion but are less than or equal to $3 billion for such period, plus
  - an additional amount equal to 10% of the net sales of ABRAXANE® and the Abraxis pipeline products that exceed $3 billion for such period.

No payments will be due under the CVR agreement with respect to net sales of ABRAXANE® and the Abraxis pipeline products achieved after December 31, 2025, which we refer to as the net sales payment termination date, unless net sales for the net sales measuring period ending on December 31, 2025 are equal to or greater than $1 billion, in which case the net sales payment termination date will be extended until the last day of the net sales measuring period subsequent to December 31, 2025 during which net sales of ABRAXANE® and the Abraxis pipeline products are less than $1 billion or, if earlier, December 31, 2030.

The Company may, at any time on and after the date that 50% of the CVRs issued pursuant to the terms of the merger agreement either are no longer outstanding, and/or repurchased, acquired, redeemed or retired by the Company, redeem all, but not less than all, of the outstanding CVRs at a cash redemption price equal to the average price per CVR paid for all CVRs by the Company in prior transactions.

The CVRs are unsecured obligations of the Company, subordinated to an unlimited amount of the Company's senior obligations.

Gloucester Pharmaceuticals, Inc.

On January 15, 2010, the Company acquired all of the outstanding common stock and stock options of Gloucester. The assets acquired and liabilities assumed of Gloucester were recorded as of the acquisition date, at their respective fair values, and consolidated with those of the Company. The reported consolidated financial condition and results of operations of the Company after completion of the acquisition reflect these fair values. Gloucester's results of operations are included in the Company's consolidated financial statements from the date of acquisition. Gloucester contributed net revenues of $15.8 million and losses of $50.3 million for the period from the acquisition date through December 31, 2010.

The Company paid $338.9 million in cash before milestone payments and may make additional future payments of $300.0 million in contingent regulatory milestone payments. Prior to the acquisition, Gloucester was a privately held biopharmaceutical company that acquired clinical-stage oncology drug candidates with the goal of advancing them through regulatory approval and commercialization. The Company acquired Gloucester to enhance its portfolio of therapies for patients with life-threatening illnesses worldwide.

The purchase price allocation resulted in the following amounts being allocated to the assets acquired and liabilities assumed at the acquisition date based upon their respective fair values summarized below:

	January 15, 2010
Current assets	$ 3,132
Developed product rights	197,000
IPR&D product rights	349,000
Other noncurrent assets	54
Assets acquired	549,186
Contingent consideration	(230,201)
Net deferred taxes	(145,635)
Other liabilities assumed	(21,347)
Net assets acquired	152,003
Goodwill	186,907
Cash paid	$ 338,910

Asset categories acquired in the Gloucester acquisition included working capital, inventory, fixed assets, developed product right assets and IPR&D product right assets. Fair values of working capital and fixed assets were determined to approximate book values while the fair value of inventory was determined to be greater than book value.

The fair value of developed product right assets was based on expected cash flows from developed product right sales of ISTODAX® (romidepsin), a novel histone deacetylase (HDAC) inhibitor, which was approved for marketing in the United States in November 2009 by the FDA for the treatment of cutaneous T-cell lymphoma, or CTCL, in patients who have received at least one prior systemic therapy. Prior to the acquisition, Gloucester was also conducting a registration trial in peripheral T-cell lymphoma, or PTCL, in the United States, which resulted in a supplemental New Drug Application filing in December 2010 for this indication. Fair values were derived using probability-weighted cash flows. The U.S. CTCL developed product right asset is being amortized over its economic useful life of ten years. The compassionate use right asset is being amortized evenly over the asset's economic useful life of 1.5 years.

The fair value of IPR&D product right assets was based on expected cash flows from sales of ISTODAX® (romidepsin) for the treatment of PTCL, which had not yet achieved regulatory approval for marketing and has no future alternative use. The $349.0 million estimated fair value of IPR&D product rights was derived using probability-weighted cash flows. The fair value was based on expected cash flows from the treatment of PTCL in the United States and PTCL in the European Union, or E.U., based on key assumptions such as estimates of sales and operating profits related to the programs considering their stages of development; the time and resources needed to complete the regulatory approval process for the products and the life of the potential commercialized products and associated risks, including the inherent difficulties and uncertainties in obtaining regulatory approvals.

The U.S. PTCL IPR&D product right asset was assigned a value of $287.0 million based on related future net cash flows estimated using a risk-adjusted discount rate of 14.5% and an anticipated regulatory approval date in mid-2011 with market exclusivity rights expected to continue through 2017. The E.U. PTCL IPR&D product right asset was assigned a value of $62.0 million based on future net cash flows using a risk-adjusted discount rate of 14.5% and an anticipated regulatory approval date in mid-2015 with market exclusivity rights expected to continue through 2021.

The excess of purchase price over the fair value amounts assigned to the assets acquired and liabilities assumed represents the goodwill amount resulting from the acquisition. The Company does not expect any portion of this goodwill to be deductible for tax purposes. The goodwill attributable to the Company's acquisition of Gloucester has been recorded as a noncurrent asset in its Consolidated Balance Sheets and is not amortized, but is subject to review for impairment annually.

As part of the Company's consideration for the Gloucester acquisition, it is contractually obligated to pay certain consideration resulting from the outcome of future events. The Company updates its assumptions each reporting period based on new developments and records such amounts at fair value until such consideration is satisfied.

The Gloucester acquisition included two contingent considerations which would obligate the Company to make a $180.0 million cash milestone payment to the former Gloucester shareholders upon the marketing approval for the U.S. PTCL IPR&D product right asset and a $120.0 million cash milestone payment upon the marketing approval for the E.U. PTCL IPR&D product right asset.

The initial fair value of contingent considerations was $230.2 million, consisting of $156.7 million based on the $180.0 million milestone payment upon U.S. PTCL approval and $73.5 million based on the $120.0 million milestone payment upon E.U. PTCL approval. The Company determined the fair value of these obligations to pay additional milestone payments upon approvals based on a probability-weighted income approach. This fair value measurement is based on significant input not observable in the market and thus represents a Level 3 measurement within the fair value hierarchy. The resulting probability-weighted cash flows were discounted using a Baa rated debt yield of 6.15 percent, which the Company believes is appropriate and representative of a market participant assumption. The range of estimated milestone payments is from no payment if both product indications fail to gain market approval to $300.0 million if both product indications gain market approval. The Company classified the contingent considerations as liabilities, which were measured at fair value as of the acquisition date. Fair value is based on the future milestone payments adjusted for the probability of each payment and the time until each payment is expected to be made.

Subsequent to the acquisition date, the Company has measured the contingent consideration arrangement at fair value each period with changes in fair value recognized in operating earnings. Changes pertaining to facts and circumstances that existed as of the acquisition date will be recognized as adjustments to goodwill. Changes in fair values reflect new information about the IPR&D assets and the passage of time. In the absence of new information, changes in fair value will only reflect the passage of time as development work towards the achievement of the milestones progresses and will be accrued based on an accretion schedule. At December 31, 2010, the balance of the contingent consideration was $252.9 million, of which $171.9 million is included in other current liabilities and $81.0 million included in other non-current liabilities.

Pharmion Corporation

On March 7, 2008, Celgene acquired all of the outstanding common stock and stock options of Pharmion Corporation, or Pharmion, in a transaction accounted for under the purchase method of accounting for business combinations. Celgene paid a combination of $920.8 million in cash and approximately 30.8 million shares of Celgene common stock valued at $1.749 billion to Pharmion shareholders. The operating results of Pharmion are included in the Company's consolidated financial statements from the date of acquisition.

The 2008 acquisition was accounted for using the purchase method of accounting for business combinations and the allocation of the purchase price paid resulted in goodwill of $556.4 million, developed product rights of $509.7 million and an in-process research and development charge of $1.740 billion.

Pro Forma Information

The following table presents unaudited pro forma information as if the acquisitions of Abraxis and Gloucester had occurred on January 1, 2009.

	Unaudited Pro Forma Consolidated Results Year Ended December 31,	
	2010	**2009**
Net Revenues	$3,977,655	$3,048,943
Net income attributable to Celgene	$ 717,976	$ 541,301
Diluted earnings per share attributable to Celgene	$ 1.50	$ 1.13

The unaudited pro forma consolidated results were prepared using the acquisition method of accounting and are based on the historical financial information of the Company, Abraxis and Gloucester. The historical financial information has been adjusted to give effect to the pro forma events that are: (i) directly attributable to the respective acquisition, (ii) factually supportable and (iii) expected to have a continuing impact on the combined results. The unaudited pro forma consolidated results are not necessarily indicative of what the Company's consolidated results of operations actually would have been had we completed the acquisitions on January 1, 2009. In addition, the unaudited pro forma consolidated results do not purport to project the future results of operations of the combined company nor do they reflect the expected realization of any cost savings associated with the acquisitions. The unaudited pro forma consolidated results reflect primarily the following pro forma pre-tax adjustments:

- Elimination of Abraxis' historical intangible asset amortization expense of approximately $32.0 million in the pre-acquisition period in 2010 and $39.8 million in 2009.
- Additional amortization expense of approximately $65.8 million in 2010 and $114.8 million in 2009 related to the fair value of identifiable intangible assets acquired in the acquisitions of Abraxis and Gloucester.
- Adjustment of expense related to the accretion of contingent consideration issued in the acquisition of Gloucester amounting to a $6.4 million reduction of expense in 2010 and additional expense of $23.7 million in 2009. No corresponding adjustment was made for the change in value of contingent consideration resulting from the acquisition of Abraxis as changes in the fair value of the Abraxis contingent consideration is dependant on the market price of the publicly traded CVRs.
- A net reduction of depreciation expense of approximately $8.1 million in 2010 and $8.6 million in 2009 reflecting the cessation of depreciation expense on assets acquired in the Abraxis acquisition that are classified as held for sale, partially offset by an increase in depreciation related to the fair value adjustment of property, plant and equipment acquired.
- A reduction of interest income of approximately $21.9 million in 2010 and $66.8 million in 2009 associated with cash and marketable securities that were used to partially fund the acquisition of Abraxis.

- Elimination of $34.7 million incurred in 2010 related to the fair value adjustments to acquisition-date inventory from the acquisition of Abraxis that has been sold, which is considered nonrecurring. There is no long-term continuing impact of the fair value adjustments to acquisition-date inventory, and, as such, the impact of those adjustments is not reflected in the unaudited pro forma operating results for 2010 and 2009.
- Elimination of $222.5 million of costs incurred in 2010, which are directly attributable to the acquisition of Abraxis, and which do not have a continuing impact on the combined company's operating results. Included in these costs are restructuring, advisory, legal and regulatory costs incurred by both the Company and Abraxis.
- Adjusted basic and diluted shares of Celgene common stock to reflect the addition of 10,660 shares of common stock issued to stockholders of Abraxis. The common stock was assumed to have been issued on January 1, 2009.

In addition, an income tax adjustment was included in the calculation of the pro forma consolidated results using the Company's U.S. statutory tax rate, estimated at 40%, applied to the pro forma adjustments impacting taxable income.

3. Restructuring

In connection with the October 15, 2010 acquisition of Abraxis, the Company recorded a restructuring liability in the amount of $16.1 million related to planned employee termination costs. Employee termination costs are generally recorded when the actions are probable and estimable and include accrued severance benefits and health insurance continuation, many of which may be paid out during periods after termination. The following table summarizes restructuring liability activity related to the Abraxis acquisition during the year ended December 31, 2010:

	Balance December 31, 2009	Liability Established	Payments	Balance December 31, 2010
Severance costs	$—	$16,114	$(1,233)	$14,881

The Company does not expect to incur additional restructuring expense in 2011 and additional cash payments related to the restructuring activity are estimated to amount to $10.4 million in 2011 and $4.5 million in 2012. Acquisition-related charges and restructuring, net on the accompanying 2010 Consolidated Statement of Operations includes the above costs, the changes in the fair value of contingent consideration and other miscellaneous legal, accounting and investment banking costs.

The March 7, 2008 acquisition cost of Pharmion included $58.6 million in restructuring liabilities primarily related to the planned exit of certain business activities, involuntary terminations and the relocation of certain Pharmion employees. Payments totaling $0.3 million, $15.4 million and $31.0 million were made in 2010, 2009 and 2008 respectively. There was no remaining liability for the Pharmion restructuring at December 31, 2010.

4. Earnings Per Share

	2010	2009	2008
	(Amounts in thousands, except per share)		
Net income (loss) attributable to Celgene	$880,512	$776,747	$(1,533,653)
Weighted-average shares (in thousands):			
Basic	462,298	459,304	442,620
Effect of dilutive securities:			
Options, restricted stock units, warrants and other incentives	7,219	8,050	—
Diluted	469,517	467,354	442,620
Net income (loss) per share:			
Basic	$ 1.90	$ 1.69	$ (3.46)
Diluted	$ 1.88	$ 1.66	$ (3.46)

The total number of potential common shares excluded from the diluted earnings per share computation because their inclusion would have been anti-dilutive was 24,123,172, 23,337,108 and 14,563,880 shares in 2010, 2009 and 2008, respectively.

5. Financial Instruments and Fair Value Measurement

The table below presents information about assets and liabilities that are measured at fair value on a recurring basis as of December 31, 2010 and the valuation techniques the Company utilized to determine such fair value. Fair values determined based on Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities. The Company's Level 1 assets consist of marketable equity securities. Fair values determined based on Level 2 inputs utilize observable quoted prices for similar assets and liabilities in active markets and observable quoted prices for identical or similar assets in markets that are not very active. The Company's Level 2 assets consist primarily of U.S. Treasury securities, U.S. government-sponsored agency securities, U.S. government-sponsored agency mortgage-backed securities, non-U.S. government, agency and Supranational securities and global corporate debt securities. Fair values determined based on Level 3 inputs utilize unobservable inputs and include valuations of assets or liabilities for which there is little, if any, market activity. The Company's Level 3 assets consist of warrants for the purchase of equity securities in non-publicly traded companies in which the Company has invested and which is party to a collaboration and option agreement with the Company, in addition to an investment in common shares of a small biopharmaceutical company. The Company's Level 1 liability relates to publicly traded CVRs. The Level 2 liability relates to forward currency contracts and the Level 3 liability consists of contingent consideration related to undeveloped product rights resulting from the Gloucester acquisition.

	Balance at December 31, 2010	Quoted Price in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:				
Cash equivalents	$ 5,000	$ —	$ 5,000	$ —
Available-for-sale securities	1,250,173	4,268	1,242,402	3,503
Warrants	3,661	—	—	3,661
Securities classified as held for sale	19,863	3,655	—	16,208
Total assets	$1,278,697	$ 7,923	$1,247,402	$ 23,372
Liabilities:				
Forward currency contracts	$ (18,436)	$ —	$ (18,436)	$ —
Acquisition related contingent consideration	(464,937)	(212,042)	—	(252,895)
Total liabilities	$ (483,373)	$(212,042)	$ (18,436)	$(252,895)

	Balance at December 31, 2009	Quoted Price in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:				
Available-for-sale securities	$1,894,580	$512	$1,894,068	$ —
Warrants	1,598	—	—	1,598
Cash equivalents	183,224	—	183,224	—
Forward currency contracts	7,008	—	7,008	—
Total assets	$2,086,410	$512	$2,084,300	$1,598

There were no security transfers between Levels I and II in 2010. The following tables represent a roll-forward of the fair value of Level 3 instruments (significant unobservable inputs):

	2010	2009
Assets:		
Balance at beginning of period	$ 1,598	$ 11,054
Amounts acquired or issued	—	—
Net gains (losses) (realized and unrealized)	(281)	3,204
Net purchases, issuances and settlements	22,055	(12,660)
Transfers in and/or out of Level 3	—	—
Balance at end of period	$23,372	$ 1,598

	2010	2009
Liabilities:		
Balance at beginning of period	$ —	$—
Amounts acquired or issued	(230,201)	—
Net accretion	(22,694)	—
Settlements	—	—
Transfers in and/or out of Level 3	—	—
Balance at end of period	$(252,895)	$—

6. Derivative Instruments and Hedging Activities

Foreign Currency Forward Contracts: The Company uses foreign currency forward contracts to hedge specific forecasted transactions denominated in foreign currencies and to reduce exposures to foreign currency fluctuations of certain assets and liabilities denominated in foreign currencies.

The Company enters into foreign currency forward contracts to protect against changes in anticipated foreign currency cash flows resulting from changes in foreign currency exchange rates, primarily associated with non-functional currency denominated revenues and expenses of foreign subsidiaries. The foreign currency forward hedging contracts outstanding at December 31, 2010 and December 31, 2009 had settlement dates within 36 months. These foreign currency forward contracts are designated as cash flow hedges and to the extent effective, any unrealized gains or losses on them are reported in other comprehensive income (loss), or OCI, and reclassified to operations in the same periods during which the underlying hedged transactions affect operations. Any ineffectiveness on these foreign currency forward contracts is reported in other income, net. Foreign currency forward contracts entered into to hedge forecasted revenue and expenses were as follows at December 31, 2010:

	Notional Amount December 31,	
Foreign Currency	2010	2009
British Pound	$ 58,440	$ —
Canadian Dollar	133,128	—
Euro	675,438	1,107,340
Japanese Yen	632,962	—
Swiss Franc	77,669	—
Others	54,644	—
Total	$1,632,281	$1,107,340

The Company considers the impact of its own and the counterparties' credit risk on the fair value of the contracts as well as the ability of each party to execute its obligations under the contract on an ongoing basis. As of December 31, 2010, credit risk did not materially change the fair value of the Company's foreign currency forward contracts.

The Company also enters into foreign currency forward contracts to reduce exposures to foreign currency fluctuations of certain recognized assets and liabilities denominated in foreign currencies. These foreign currency forward contracts have not been designated as hedges and, accordingly, any changes in their fair value are recognized in other income, net in the current period. The aggregate notional amount of the foreign currency forward non-designated hedging contracts outstanding at December 31, 2010 and 2009 were $848.6 million and $483.2 million, respectively.

The following table summarizes the fair value and presentation in the consolidated balance sheets for derivative instruments as of December 31, 2010 and December 31, 2009:

	December 31, 2010			
	Asset Derivatives		Liability Derivatives	
Instrument	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
Foreign currency forward contracts designated as hedging instruments*	Other current assets	$23,536	Other current assets	$ 1,177
	Other current liabilities	16,656	Other current liabilities	21,645
	Other non-current liabilities	—	Other non-current liabilities	33,824
Foreign currency forward contracts not designated as hedging instruments*	Other current assets	8,127	Other current assets	1,976
	Other current liabilities	2,444	Other current liabilities	10,577
Total		$50,763		$69,199

	December 31, 2009			
	Asset Derivatives		Liability Derivatives	
Instrument	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
Foreign currency forward contracts designated as hedging instruments*	Other current assets	$25,403	Other current assets	$21,346
	Other current liabilities	—	Other current liabilities	14,591
	Other non-current assets	11,645	Other non-current assets	—
	Other non-current liabilities	28	Other non-current liabilities	89
Foreign currency forward contracts not designated as hedging instruments*	Other current assets	6,593	Other current assets	547
	Other current liabilities	75	Other current liabilities	164
Total		$43,744		$36,737

* Derivative instruments in this category are subject to master netting arrangements and are presented on a net basis in the Consolidated Balance Sheets in accordance with ASC 210-20.

The following tables summarize the effect of derivative instruments designated as hedging instruments on the Consolidated Statements of Operations for the years ended December 31, 2010 and 2009:

	December 31, 2010				
Instrument	**Amount of Gain/(Loss) Recognized in OCI on Derivative (Effective Portion)**	**Location of Gain/(Loss) Reclassified from Accumulated OCI into Income (Effective Portion)**	**Amount of Gain/(Loss) Reclassified from Accumulated OCI into Income (Effective Portion)**	**Location of Gain/(Loss) Recognized in Income on Derivative (Ineffective Portion and Amount Excluded From Effectiveness Testing)**	**Amount of Gain/(Loss) Recognized in Income on Derivative (Ineffective Portion and Amount Excluded From Effectiveness Testing)**
Foreign currency forward contracts . . .	$26,764(1)	Net product sales	$47,686	Other income, net	$(99)(2)
		Research and development	$ (4)		

(1) Gains of $18,588 are expected to be reclassified from Accumulated OCI into operations in the next 12 months.

(2) The amount of net loss recognized in income represents $52 in losses related to the ineffective portion of the hedging relationships and $47 of losses related to amounts excluded from the assessment of hedge effectiveness.

	December 31, 2009				
Instrument	**Amount of Gain/(Loss) Recognized in OCI on Derivative (Effective Portion)**	**Location of Gain/(Loss) Reclassified from Accumulated OCI into Income (Effective Portion)**	**Amount of Gain/(Loss) Reclassified from Accumulated OCI into Income (Effective Portion)**	**Location of Gain/(Loss) Recognized in Income on Derivative (Ineffective Portion and Amount Excluded From Effectiveness Testing)**	**Amount of Gain/(Loss) Recognized in Income on Derivative (Ineffective Portion and Amount Excluded From Effectiveness Testing)**
Foreign currency forward contracts . . .	$20,327	Net product sales	$(36,429)	Other income, net	$(2,034)(1)
		Research and development	$ (627)		

(1) The amount of net losses recognized in income represents $1,903 in gains related to the ineffective portion of the hedging relationships and $3,937 of losses related to amounts excluded from the assessment of hedge effectiveness.

The following table summarizes the effect of derivative instruments not designated as hedging instruments on the Consolidated Statements of Operations for the years ended December 31, 2010 and 2009:

Instrument	**Location of Gain/(Loss) Recognized in Income on Derivative**	**Amount of Gain/(Loss) Recognized in Income on Derivative**	
		2010	**2009**
Foreign currency forward contracts	Other income, net	$(70)	$6,479

The impact of gains and losses on derivatives not designated as hedging instruments are generally offset by net foreign exchange gains and losses, which are also included on the Consolidated Statements of Operations in other income, net for all periods presented.

7. Cash, Cash Equivalents and Marketable Securities Available-for-Sale

Money market funds of $1.050 billion and $860.9 million at December 31, 2010 and 2009, respectively, were recorded at cost, which approximates fair value and are included in cash and cash equivalents.

The amortized cost, gross unrealized holding gains, gross unrealized holding losses and estimated fair value of available-for-sale securities by major security type and class of security at December 31, 2010 and 2009 were as follows:

December 31, 2010	Amortized Cost	Gross Unrealized Gain	Gross Unrealized Loss	Estimated Fair Value
U.S. Treasury securities	$ 431,913	$ 921	$ (378)	$ 432,456
U.S. government-sponsored agency securities	359,060	1,055	(267)	359,848
U.S. government-sponsored agency MBS	250,618	1,230	(1,332)	250,516
Non-U.S. government, agency and Supranational securities	35,382	182	(18)	35,546
Corporate debt — global (20% AAA/Aaa rated)	167,876	1,002	(1,340)	167,538
Marketable equity securities	4,050	368	(149)	4,269
Total available-for-sale marketable securities	$1,248,899	$4,758	$(3,484)	$1,250,173

December 31, 2009	Amortized Cost	Gross Unrealized Gain	Gross Unrealized Loss	Estimated Fair Value
U.S. Treasury securities	$ 502,112	$ 244	$(1,573)	$ 500,783
U.S. government-sponsored agency securities	523,241	1,743	(1,383)	523,601
U.S. government-sponsored agency MBS	654,251	3,317	(2,034)	655,534
Non-U.S. government, agency and Supranational securities	176,846	484	(448)	176,882
Corporate debt — global (100% AAA/Aaa rated)	37,437	15	(184)	37,268
Marketable equity securities	407	105	—	512
Total available-for-sale marketable securities	$1,894,294	$5,908	$(5,622)	$1,894,580

U.S. government-sponsored agency securities include general unsecured obligations either issued directly by or guaranteed by U.S. Government Sponsored Enterprises. U.S. government-sponsored agency mortgage-backed securities, or MBS, includes mortgage-backed securities issued by the Federal National Mortgage Association, the Federal Home Loan Mortgage Corporation and the Government National Mortgage Association. Non-U.S. government, agency and Supranational securities consist of direct obligations of highly rated governments of nations other than the United States and obligations of sponsored agencies and other entities that are guaranteed or supported by highly rated governments of nations other then the United States. Corporate debt — global includes obligations issued by investment-grade corporations including some issues that have been guaranteed by governments and government agencies. Net unrealized gains in the marketable debt securities primarily reflect the impact of decreased interest rates at December 31, 2010 and 2009.

The fair value of all available-for-sale securities, which have been in an unrealized loss position for less than and longer than 12 months at December 31, 2010 was as follows:

	Less than 12 months		12 months or longer		Total	
December 31, 2010	Estimated Fair Value	Gross Unrealized Loss	Estimated Fair Value	Gross Unrealized Loss	Estimated Fair Value	Gross Unrealized Loss
U.S. Treasury securities	$147,772	$ (378)	$—	$—	$147,772	$ (378)
U.S. government-sponsored agency securities	104,627	(267)	—	—	104,627	(267)
U.S. government-sponsored agency MBS	116,028	(1,332)	—	—	116,028	(1,332)
Non-U.S. government, agency and Supranational securities	14,259	(18)	—	—	14,259	(18)
Corporate debt — global (20% AAA/Aaa rated)	73,079	(1,340)	—	—	73,079	(1,340)
Total	$455,765	$(3,335)	$—	$—	$455,765	$(3,335)

The Company believes that the decline in fair value of securities held at December 31, 2010 below their cost is temporary and intends to retain its investment in these securities for a sufficient period of time to allow for recovery in the market value of these investments. During the year ended December 31, 2008, the Company determined that certain securities had sustained an other-than-temporary impairment partly due to a reduction in future estimated cash flows and an adverse change in an investee's business operations. The Company recognized impairment losses of $6.5 million in 2008 which were recorded in interest and investment income, net.

Duration periods of available-for-sale debt securities were as follows at December 31, 2010:

	Amortized Cost	Fair Value
Duration of one year or less	$ 438,736	$ 438,813
Duration of one through three years	753,788	755,827
Duration of three through five years	39,369	38,490
Duration of over five years	12,956	12,774
Total	$1,244,849	$1,245,904

8. Inventory

Inventory balances increased in all categories in 2010 compared to 2009 as a result of the 2010 acquisitions of Gloucester and Abraxis. The inventory for Abraxis includes $90.3 million of unamortized acquisition accounting step-up to fair value. A summary of inventories by major category at December 31, 2010 and 2009 follows:

	2010	2009
Raw materials	$ 37,458	$ 26,345
Work in process	95,822	41,282
Finished goods	126,850	33,056
Total	$260,130	$100,683

9. Property, Plant and Equipment

Property, plant and equipment at December 31, 2010 and 2009 consisted of the following:

	2010	2009
Land	$ 29,458	$ 20,353
Buildings	181,049	114,719
Building and operating equipment	15,875	11,826
Leasehold improvements	37,790	27,669
Machinery and equipment	131,456	105,753
Furniture and fixtures	27,638	19,913
Computer equipment and software	165,939	107,760
Construction in progress	108,420	29,480
Subtotal	697,625	437,473
Less accumulated depreciation and amortization	187,706	139,681
Total	$509,919	$297,792

10. Investment in Affiliated Companies

As of December 31, 2010, the Company maintained three equity method investments that it considered to be part of its core business, two of which are limited partnership investment funds. The equity method investments obtained in the acquisition of former Abraxis are considered to be non-core and are included in assets held for sale on the Company's accompanying consolidated balance sheet at December 31, 2010. Additional equity method investment contributions, net of investment returns and gains thereon, totaled $1.9 million and $3.6 million in 2010 and 2009, respectively.

A summary of the Company's equity investment in affiliated companies follows:

Investment in Affiliated Companies	2010	2009
Investment in affiliated companies(1)	$21,419	$18,810
Excess of investment over share of equity(2)	1,654	2,666
Investment in affiliated companies	$23,073	$21,476

Equity in Losses of Affiliated Companies	2010	2009	2008
Affiliated companies losses(1)(3)	$1,928	$1,103	$9,727

(1) The Company records its interest and share of losses based on its ownership percentage.

(2) Consists of goodwill.

(3) Affiliated companies losses in 2010 includes $1.3 million in losses related to former Abraxis equity method investments.

Affiliated losses in 2008 included other-than-temporary impairment losses of $6.0 million. These impairment losses were based on an evaluation of several factors, including a decrease in fair value of the equity investment below its cost.

11. Other Financial Information

Assets held for sale at December 31, 2010 consisted of the following:

	2010
Cash and cash equivalents	$ 20,566
Marketable securities available for sale	19,863
Trade receivables	14,100
Inventory	8,787
Other current assets	55,862
Property, plant and equipment	106,583
Identifiable intangible assets	93,456
Investments in unconsolidated entities	17,067
Other noncurrent assets	12,271
Total	$348,555

Liabilities of disposal group at December 31, 2010 consisted of the following:

	2010
Accounts payable, accrued liabilities and other current liabilities	$36,789
Deferred revenue — current	176
Non-current portion of notes payable	119
Assumed contingent liabilities	9,498
Total	$46,582

Accrued expenses at December 31, 2010 and 2009 consisted of the following:

	2010	2009
Compensation	$146,352	$ 92,095
Interest	10,563	—
Royalties, license fees and milestones	20,042	16,773
Sales returns	4,779	7,360
Rebates, distributor chargebacks and distributor services	135,916	47,352
Clinical trial costs and grants	100,420	75,530
Litigation reserve	80,000	—
Restructuring reserves	14,881	2,616
Professional services	10,171	8,792
Other	69,212	65,090
Total	$592,336	$315,608

Other current liabilities at December 31, 2010 and 2009 consisted of the following:

	2010	2009
Contingent consideration — Gloucester acquisition	$171,860	$ —
Foreign currency forward contracts	13,122	14,679
Sales, use and value added tax	101,986	64,767
Other	22,246	14,321
Total	$309,214	$93,767

Other non-current liabilities at December 31, 2010 and 2009 consisted of the following:

	2010	2009
Contingent value rights — Abraxis acquisition	$212,042	$ —
Contingent consideration — Gloucester acquisition	81,035	—
Deferred compensation and long-term incentives	62,933	46,482
Notes payable — Siegfried, net of current portion	20,577	21,063
Foreign currency forward contracts	33,824	62
Other	5,762	3,508
Total	$416,173	$71,115

Notes Payable: In December 2006, the Company purchased an active pharmaceutical ingredient, or API, manufacturing facility and certain other assets and liabilities from Siegfried Ltd. and Siegfried Dienste AG (together referred to herein as Siegfried). At December 31, 2010 and 2009, the fair value of the 7.684% note payable to Siegfried approximated the carrying value of the note of $25.0 million in each year. Assuming other factors are held constant, an increase in interest rates generally will result in a decrease in the fair value of the note. The note is denominated in Swiss francs and its fair value will also be affected by changes in the U.S. dollar / Swiss franc exchange rate. The carrying value of the note reflects the U.S. dollar / Swiss franc exchange rate and Swiss interest rates. The note is due to be repaid at the end of June 2016.

In June 2003, the Company issued an aggregate principal amount of $400.0 million of unsecured convertible notes due June 2008, referred to herein as the convertible notes. The convertible notes had a five-year term and a coupon rate of 1.75% payable semi-annually on June 1 and December 1. Each $1,000 principal amount of convertible notes was convertible into 82.5592 shares of common stock as adjusted, or a conversion price of $12.1125 per share. As of their maturity date, June 1, 2008, pursuant to the terms of the indenture, as amended, governing the convertible notes, substantially all of the convertible notes were converted into an aggregate 33,022,740 shares of common stock at the conversion price, with the balance paid in cash.

12. Intangible Assets and Goodwill

Intangible Assets: The Company's intangible assets consist of developed product rights from the Pharmion, Gloucester and Abraxis acquisitions, IPR&D product rights from the Gloucester and Abraxis acquisitions, contract-based licenses, technology and other. The amortization periods related to non-IPR&D intangibles ranges from two to 17 years. The following summary of intangible assets by category includes intangibles currently being amortized and intangibles not yet subject to amortization:

December 31, 2010	Gross Carrying Value	Accumulated Amortization	Intangible Assets, Net	Weighted Average Life (Years)
Amortizable intangible assets:				
Acquired developed product rights	$1,897,000	$(384,891)	$1,512,109	12.3
Licenses	64,250	(2,271)	61,979	16.8
Technology and other	40,601	(5,191)	35,410	8.8
	2,001,851	(392,353)	1,609,498	12.4
Nonamortized intangible assets:				
Acquired IPR&D product rights	1,639,000	—	1,639,000	
Total intangible assets	$3,640,851	$(392,353)	$3,248,498	

December 31, 2009	Gross Carrying Value	Accumulated Amortization	Intangible Assets, Net	Weighted Average Life (Years)
Amortizable intangible assets:				
Acquired developed product rights	$530,000	$(185,733)	$344,267	6.5
License	4,250	(1,229)	3,021	13.8
Technology and other	3,098	(844)	2,254	4.4
Total intangible assets	$537,348	$(187,806)	$349,542	6.5

The $3.104 billion increase in gross carrying value of intangibles at December 31, 2010 compared to December 31, 2009 was primarily due to the acquisitions of Abraxis and Gloucester, which resulted in increases in acquired developed product rights of $1.170 billion from Abraxis and $197.0 million from Gloucester, licenses of $60.0 million from Abraxis, technology and other of $37.5 million from Abraxis and acquired IPR&D product rights of $1.290 billion from Abraxis and $349.0 million from Gloucester.

Amortization of intangible assets was $204.5 million, $84.3 million and $104.4 million for the years ended 2010, 2009 and 2008, respectively. Amortization expense in 2010 included $95.8 million of expense associated with an acceleration of amortization for the VIDAZA® intangible, which reflects an updated forecast related to VIDAZA®, $21.6 million from the amortization of intangible assets acquired in the Abraxis acquisition and $21.8 million from the amortization of intangible assets acquired in the Gloucester acquisition, partially offset by a reduction of $19.4 million associated with certain acquired developed product rights becoming fully amortized in late 2009. Assuming no changes in the gross carrying amount of intangible assets, the amortization of intangible assets for the next five years is estimated to be approximately $286.3 million for 2011, $135.4 million for 2012, $133.7 million for 2013, $129.7 million for 2014 and $125.4 million for 2015.

Goodwill: At December 31, 2010, the Company's goodwill related to the October 2010 acquisition of Abraxis, the January 2010 acquisition of Gloucester, the March 2008 acquisition of Pharmion and the October 2004 acquisition of Penn T Limited.

The change in carrying value of goodwill is summarized as follows:

Balance at December 31, 2009	$ 578,116
Acquisition of Abraxis	1,132,763
Acquisition of Gloucester	186,907
Tax benefit on the exercise of Pharmion converted stock options	(620)
Excess restructuring liability from the acquisition of Pharmion	(822)
Balance at December 31, 2010	$1,896,344

13. Long-Term Debt

Summarized below are the carrying values of the Company's senior notes:

	2010
2.450% senior notes due 2015	$ 499,301
3.950% senior notes due 2020	498,749
5.700% senior notes due 2040	249,534
Total long-term debt	$1,247,584

On October 7, 2010, the Company issued a total of $1.25 billion principal amount of senior notes consisting of $500.0 million aggregate principal amount of 2.45% Senior Notes due 2015 (the "2015 notes"), $500.0 million aggregate principal amount of 3.95% Senior Notes due 2020 (the "2020 notes") and $250.0 million aggregate principal amount of 5.7% Senior Notes due 2040 (the "2040 notes" and, together with the 2015 notes and the 2020 notes, referred to herein as the "notes"). The notes were issued at 99.854%, 99.745% and 99.813% of par, respectively, and the discount will be amortized as additional interest expense over the period from issuance through maturity. Offering costs of approximately $10.3 million have been recorded as debt issuance costs on the Company's consolidated balance sheet and are amortized as additional interest expense using the effective interest rate method over the period from issuance through maturity. Interest on the notes is payable semi-annually in arrears on April 15 and October 15 each year beginning April 15, 2011 and the principal on each note is due in full at their respective maturity dates. The notes may be redeemed at the option of the Company, in whole or in part, at any time at a redemption price defined in a make-whole clause equaling accrued and unpaid interest plus the greater of 100% of the principal amount of the notes to be redeemed or the sum of the present values of the remaining scheduled payments of interest and principal. If a change of control of the Company occurs accompanied by a downgrade of the debt to below investment grade, the Company will be required to offer to repurchase the notes at a purchase price equal to 101% of their principal amount plus accrued and unpaid interest. The Company is subject to covenants which limit the ability of the Company to pledge properties as security under borrowing arrangements and limit the ability of the Company to perform sale and leaseback transactions involving the property of the Company.

At December 31, 2010, the fair value of the Company's Senior Notes outstanding was $1.197 billion.

The notes are the Company's senior unsecured obligations and will rank equally with any of its future senior unsecured indebtedness.

14. Stockholders' Equity

Preferred Stock: The Board of Directors is authorized to issue, at any time, without further stockholder approval, up to 5,000,000 shares of preferred stock, and to determine the price, rights, privileges, and preferences of such shares.

Common Stock: At December 31, 2010, the Company was authorized to issue up to 575,000,000 shares of common stock of which shares of common stock issued totaled 482,164,353.

Treasury Stock: During 2010, 2009 and 2008, certain employees exercised stock options containing a reload feature and, pursuant to the Company's stock option plan, tendered 152,361, 39,681 and 118,551 mature shares, respectively, related to stock option exercises. Such tendered shares are reflected as treasury stock.

In April 2009, the Company's Board of Directors approved a $500.0 million common share repurchase program and, on December 15, 2010, authorized the repurchase of up to an additional $500.0 million common shares, extending the repurchase period to December 2012. As of December 31, 2010 an aggregate 7,561,228 common shares were repurchased under the program at an average price of $51.92 per common share and total cost of $392.6 million.

On February 16, 2011, the Company's Board of Directors authorized the repurchase of up to an additional $1.0 billion of the Company's common shares during a repurchase period ending in December 2012. This authorization is in addition to the $500.0 million authorization made on December 15, 2010 and the $500.0 million authorization made in April 2009.

A summary of changes in common stock issued and treasury stock is presented below:

	Common Stock	Common Stock in Treasury
December 31, 2007	407,150,694	(4,026,116)
Issuance of common stock for the Pharmion acquisition	30,817,855	—
Exercise of stock options and warrants	8,965,026	—
Issuance of common stock for employee benefit plans	114,220	—
Treasury stock — mature shares tendered related to option exercises	—	(118,551)
Conversion of long-term convertible notes	16,226,501	—
December 31, 2008	463,274,296	(4,144,667)
Exercise of stock options and warrants	4,355,137	(648)
Issuance of common stock for employee benefit plans	—	161,660
Treasury stock — mature shares tendered related to option exercises	—	(39,681)
Shares repurchased under share repurchase program	—	(4,314,625)
December 31, 2009	467,629,433	(8,337,961)
Issuance of common stock for the Abraxis acquisition	10,660,196	—
Exercise of stock options, warrants and conversion of restricted stock units	3,874,724	—
Issuance of common stock for employee benefit plans	—	223,162
Treasury stock — mature shares tendered related to option exercises	—	(152,361)
Shares repurchased, including share repurchase program	—	(3,508,876)
December 31, 2010	482,164,353	(11,776,036)

15. Share-Based Compensation

The Company has a stockholder approved stock incentive plan, the 2008 Stock Incentive Plan as amended and restated in 2009, or the Plan, that provides for the granting of options, restricted stock awards, stock appreciation rights, performance awards and other share-based awards to employees and officers of the Company. The Management Compensation and Development Committee of the Board of Directors, or the Compensation

Committee, may determine the type, amount and terms, including vesting, of any awards made under the plan. The Plan provides for an aggregate share reserve of 70,781,641 shares of common stock. Each share of common stock subject to full value awards (e.g., restricted stock, other stock-based awards or performance awards denominated in common stock) will be counted as 1.6 shares against the aggregate share reserve under the Plan.

In accordance with the Plan, each new Non-Employee Director, upon the date of election or appointment, receives an award of a nonqualified stock option to purchase 25,000 shares of common stock, which vest in four equal annual installments commencing on the first anniversary of the date of grant. Upon election as a continuing member of the Board of Directors, an award is granted of a nonqualified stock option to purchase 12,333 shares of common stock and 2,055 Restricted Stock Units, or RSUs, in each case, pro rated for partial years. The stock options vest in full on the first anniversary of the date of the grant and the RSUs vest ratably over a three-year period. The foregoing split between stock options and RSUs is based on a two-thirds and one-third mix of stock options to RSUs, respectively, using a three-to-one ratio of stock options to RSUs in calculating the number of RSUs. No discretionary award is permitted to be granted to Non-Employee Directors, and the Compensation Committee will administer the Plan with respect to awards for Non-Employee Directors.

With respect to options granted under the Plan, the exercise price may not be less than the market closing price of the common stock on the date of grant. In general, options granted under the Plan vest over periods ranging from immediate vesting to four-year vesting and expire ten years from the date of grant, subject to earlier expiration in case of termination of employment unless the participant meets the retirement provision under which the option would have a maximum of three additional years to vest. The vesting period for options granted under the Plan is subject to certain acceleration provisions if a change in control, as defined in the Plan, occurs. Plan participants may elect to exercise options at any time during the option term. However, any shares so purchased which have not vested as of the date of exercise shall be subject to forfeiture, which will lapse in accordance with the established vesting time period.

Shares of common stock available for future share-based grants under all plans were 15,605,593 at December 31, 2010.

The following table summarizes the components of share-based compensation expense in the consolidated statements of operations for the years ended December 31, 2010, 2009 and 2008:

	2010	2009	2008
Cost of good sold	$ 6,776	$ 4,444	$ 2,535
Research and development	82,097	64,751	44,007
Selling, general and administrative	93,923	74,624	60,036
Total share-based compensation expense	182,796	143,819	106,578
Tax benefit related to share-based compensation expense	42,362	32,400	21,527
Reduction in income	$140,434	$111,419	$ 85,051

Included in share-based compensation expense for the years ended December 31, 2010, 2009 and 2008 was compensation expense related to non-qualified stock options of $142.6 million, $117.0 million and $77.5 million, respectively.

Share-based compensation cost included in inventory was $2.4 million and $1.9 million at December 31, 2010 and 2009, respectively. As of December 31, 2010, there was $315.9 million of total unrecognized compensation cost related to stock options granted under the plans. That cost will be recognized over an expected remaining weighted-average period of 2.3 years.

The Company uses the Black-Scholes method of valuation to determine the fair value of share-based awards. Compensation cost for the portion of the awards for which the requisite service has not been rendered that are outstanding is recognized in the Consolidated Statement of Operations over the remaining service period based on the award's original estimate of fair value and the estimated number of awards expected to vest after taking into consideration an estimated forfeiture rate.

The Company does not recognize a deferred tax asset for excess tax benefits that have not been realized and has adopted the tax law method as its accounting policy regarding the ordering of tax benefits to determine whether an excess tax benefit has been realized.

Stock Options: Cash received from stock option exercises for the years ended December 31, 2010, 2009 and 2008 was $88.3 million, $49.8 million and $128.6 million, respectively, and the excess tax benefit recognized was $36.1 million, $97.8 million and $153.0 million, respectively.

The weighted-average grant date fair value of the stock options granted during the years ended December 31, 2010, 2009 and 2008 was $18.59 per share, $20.10 per share and $25.94 per share, respectively. The Company estimated the fair value of options granted using a Black-Scholes option pricing model with the following assumptions:

	2010	2009	2008
Risk-free interest rate	0.73% – 2.50%	1.67% – 2.91%	1.46% – 4.02%
Expected volatility	30% – 37%	37% – 54%	39% – 55%
Weighted average expected volatility	33%	46%	44%
Expected term (years)	2.7 – 5.1	3.8 – 5.0	3.5 – 4.9
Expected dividend yield	0%	0%	0%

The fair value of stock options granted is allocated to compensation cost on a straight-line basis. Compensation cost is allocated over the requisite service periods of the awards, which are generally the vesting periods.

The risk-free interest rate is based on the U.S. Treasury zero-coupon curve. Expected volatility of stock option awards is estimated based on the implied volatility of the Company's publicly traded options with settlement dates of six months. The use of implied volatility was based upon the availability of actively traded options on the Company's common stock and the assessment that implied volatility is more representative of future stock price trends than historical volatility. The expected term of an employee share option is the period of time for which the option is expected to be outstanding. The Company has made a determination of expected term by analyzing employees' historical exercise experience from its history of grants and exercises in the Company's option database and management estimates. Forfeiture rates are estimated based on historical data.

The following table summarizes all stock option activity for the year ended December 31, 2010:

	Options	Weighted Average Exercise Price per Option	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value (In thousands)
Outstanding at December 31, 2009	37,450,036	44.63	7.0	516,856
Changes during the Year:				
Granted	9,904,882	57.38		
Issued — Abraxis acquisition				
Exercised	(3,516,476)	27.75		
Forfeited	(1,630,024)	56.05		
Expired	(1,070,732)	49.63		
Outstanding at December 31, 2010	41,137,686	48.56	6.7	501,663
Vested at December 31, 2010 or expected to vest in the future	40,321,708	$48.41	6.6	$498,184
Vested at December 31, 2010	21,005,769	$41.56	4.9	$405,289

The total fair value of shares vested during the years ended December 31, 2010, 2009 and 2008 was $41.2 million, $29.3 million and $30.4 million, respectively. The total intrinsic value of stock options exercised during the years ended December 31, 2010, 2009 and 2008 was $109.6 million, $157.3 million and $443.7 million, respectively. The Company primarily utilizes newly issued shares to satisfy the exercise of stock options.

The following table summarizes information concerning options outstanding under all plans at December 31, 2010:

	Options Outstanding			Options Vested		
Range of Exercise Prices	Number Outstanding	Weighted Average Exercise Price Per Option	Weighted Average Remaining Term (Years)	Number Vested	Weighted Average Exercise Price Per Option	Weighted Average Remaining Term (Years)
$2.49 — 10.00	1,482,620	$ 5.60	1.5	1,482,620	$ 5.60	1.5
10.01 — 20.00	2,850,406	14.25	3.4	2,850,406	14.25	3.4
20.01 — 30.00	2,047,309	25.52	3.4	2,047,309	25.52	3.4
30.01 — 40.00	4,385,872	36.43	5.8	3,040,788	35.30	4.7
40.01 — 50.00	5,148,524	45.64	6.0	2,962,336	44.62	4.5
50.01 — 60.00	15,520,492	55.52	8.1	4,480,022	56.11	6.4
60.01 — 73.92	9,702,463	65.96	7.6	4,142,288	67.83	6.7
	41,137,686	$48.56	6.7	21,005,769	$41.56	4.9

Stock options granted to executives at the vice-president level and above under the Plan, formerly the 1998 Stock Incentive Plan, after September 18, 2000, contained a reload feature which provided that if (1) the optionee exercises all or any portion of the stock option (a) at least six months prior to the expiration of the stock option, (b) while employed by the Company and (c) prior to the expiration date of the Plan and (2) the optionee pays the exercise price for the portion of the stock option exercised or the minimum statutory applicable withholding taxes by using common stock owned by the optionee for at least six months prior to the date of exercise, the optionee shall be granted a new stock option under the Plan on the date all or any portion of the stock option is exercised to purchase the number of shares of common stock equal to the number of shares of common stock exchanged by the

Form 10-K

optionee. The reload stock option is exercisable on the same terms and conditions as apply to the original stock option except that (x) the reload stock option will become exercisable in full on the day which is six months after the date the original stock option is exercised, (y) the exercise price shall be the fair value (as defined in the Plan) of the common stock on the date the reload stock option is granted and (z) the expiration of the reload stock option will be the date of expiration of the original stock option. As of December 31, 2010, 167,122 options that contain the reload features noted above are still outstanding and are included in the tables above. The Plan was amended to eliminate the reload feature for all stock options granted on or after October 1, 2004.

Restricted Stock Units: The Company began issuing restricted stock units, or RSUs, under its equity program during the second quarter of 2009 in order to provide an effective incentive award with a strong retention component. Equity awards may, at the option of employee participants, be divided between stock options and restricted stock units, or RSUs. The employee has three choices: (1) 100% stock options; (2) a mix of stock options and RSUs based on a two-thirds and one-third mix, using a three-to-one ratio of stock options to RSUs in calculating the number of RSUs to be granted; or (3) a mix of stock options and RSUs based on a fifty-fifty mix, using a three-to-one ratio of stock options to RSUs in calculating the number of RSUs to be granted. The fair value of RSUs is determined based on the closing price of the Company's common stock on the grant dates. Information regarding the Company's RSUs for the years ended December 31, 2010 and 2009 is as follows:

Nonvested RSUs	Share Equivalent	Weighted Average Grant Date Fair Value
Nonvested at December 31, 2009	502,440	$40.41
Changes during the period:		
Granted	1,156,973	60.47
Vested	(68,642)	49.37
Forfeited	(80,387)	50.39
Nonvested at December 31, 2010	1,510,384	$54.84

As of December 31, 2010, there was $62.4 million of total unrecognized compensation cost related to non-vested awards of RSUs. That cost is expected to be recognized over a weighted-average period of 2.2 years. The Company recognizes compensation cost on a straight-line basis over the requisite service period for the entire award, as adjusted for expected forfeitures. The Company primarily utilizes newly issued shares to satisfy the vesting of RSUs.

16. Employee Benefit Plans

The Company sponsors an employee savings and retirement plan, which qualifies under Section 401(k) of the Internal Revenue Code, as amended, or the Code, for its U.S. employees. The Company's contributions to the U.S. savings plan are discretionary and have historically been made in the form of the Company's common stock (See Note 14). Such contributions are based on specified percentages of employee contributions up to 6% of eligible compensation or a maximum permitted by law. Total expense for contributions to the U.S. savings plans were $14.4 million, $10.6 million and $8.3 million in 2010, 2009 and 2008, respectively. The Company also sponsors defined contribution plans in certain foreign locations. Participation in these plans is subject to the local laws that are in effect for each country and may include statutorily imposed minimum contributions. The Company also maintains defined benefit plans in certain foreign locations for which the obligations and the net periodic pension costs were determined to be immaterial at December 31, 2010.

In 2000, the Company's Board of Directors approved a deferred compensation plan effective September 1, 2000. In February 2005, the Company's Board of Directors adopted the Celgene Corporation 2005 Deferred Compensation Plan, effective as of January 1, 2005, and amended the plan in February 2008. This plan operates as the Company's ongoing deferred compensation plan and is intended to comply with the American Jobs Creation Act of 2004, which added new Section 409A to the Code, changing the income tax treatment, design and administration of certain plans that provide for the deferral of compensation. The Company's Board of Directors froze the 2000 deferred compensation plan, effective as of December 31, 2004, and no additional contributions or deferrals can be made to that plan. Accrued benefits under the frozen plan will continue to be governed by the terms under the tax laws in effect prior to the enactment of Section 409A. Eligible participants, which include certain top-level executives of the Company as specified by the plan, can elect to defer up to an amended 90% of the participant's base salary, 100% of cash bonuses and equity compensation allowed under Section 409A of the Code. Company contributions to the deferred compensation plan represent a match to certain participants' deferrals up to a specified percentage (currently ranging from 10% to 20%, depending on the employee's position as specified in the plan, and ranging from 10% to 25% through December 31, 2006) of the participant's base salary. The Company recorded expense of $1.5 million, $0.4 million and $0.5 million related to the deferred compensation plans in 2010, 2009 and 2008, respectively. The Company's recurring matches are fully vested, upon contribution. All other Company contributions to the plan do not vest until the specified requirements are met. At December 31, 2010 and 2009, the Company had a deferred compensation liability included in other non-current liabilities in the consolidated balance sheets of approximately $46.3 million and $36.6 million, respectively, which included the participant's elected deferral of salaries and bonuses, the Company's matching contribution and earnings on deferred amounts as of that date. The plan provides various alternatives for the measurement of earnings on the amounts participants defer under the plan. The measuring alternatives are based on returns of a variety of funds that offer plan participants the option to spread their risk across a diverse group of investments.

In 2003, the Company established a Long-Term Incentive Plan, or LTIP, designed to provide key officers and executives with performance-based incentive opportunities contingent upon achievement of pre-established corporate performance objectives covering a three-year period. The Company currently has three separate three-year performance cycles running concurrently ending December 31, 2011, 2012 and 2013. Performance measures for the Plans are based on the following components in the last year of the three-year cycle: 25% on non-GAAP earnings per share, 25% on non-GAAP net income and 50% on total non-GAAP revenue, as defined.

Payouts may be in the range of 0% to 200% of the participant's salary for the LTIPs. The estimated payout for the concluded 2010 Plan is $6.8 million, which is included in other current liabilities at December 31, 2010, and the maximum potential payout, assuming maximum objectives are achieved for the 2011, 2012 and 2013 Plans are $9.5 million, $11.3 million and $18.4 million, respectively. Such awards are payable in cash or, at the Company's discretion, payable in common stock based upon its stock price on the payout date. The Company accrues the long-term incentive liability over each three-year cycle. Prior to the end of a three-year cycle, the accrual is based on an estimate of the Company's level of achievement during the cycle. Upon a change in control, participants will be entitled to an immediate payment equal to their target award or, if higher, an award based on actual performance through the date of the change in control. For the years ended December 31, 2010, 2009 and 2008, the Company recognized expense related to the LTIP of $8.1 million, $5.5 million and $6.3 million, respectively.

17. Income Taxes

The income tax provision is based on income (loss) before income taxes as follows:

	2010	2009	2008
U.S.	$ 233,635	$431,253	$(1,364,947)
Non-U.S.	778,975	544,450	(3,878)
Income before income taxes	$1,012,610	$975,703	$(1,368,825)

Form 10-K

The provision (benefit) for taxes on income is as follows:

	2010	2009	2008
United States:			
Taxes currently payable:			
Federal	$184,730	$148,630	$213,576
State and local	9,926	51,959	36,263
Deferred income taxes	(99,581)	(25,721)	(94,326)
Total U.S. tax provision	95,075	174,868	155,513
International:			
Taxes currently payable	41,685	25,306	19,577
Deferred income taxes	(4,342)	(1,218)	(10,262)
Total international tax provision	37,343	24,088	9,315
Total provision	$132,418	$198,956	$164,828

Amounts are reflected in the preceding tables based on the location of the taxing authorities. As of December 31, 2010, the Company has not made a U.S. tax provision on $3.934 billion of unremitted earnings of its international subsidiaries. These earnings are expected to be reinvested overseas indefinitely. It is not practicable to compute the estimated deferred tax liability on these earnings.

Deferred taxes arise because of different treatment between financial statement accounting and tax accounting, known as temporary differences. The Company records the tax effect on these temporary differences as deferred tax assets (generally items that can be used as a tax deduction or credit in future periods) or deferred tax liabilities (generally items for which the Company received a tax deduction but that have not yet been recorded in the Consolidated Statements of Operations). The Company periodically evaluates the likelihood of the realization of deferred tax assets, and reduces the carrying amount of these deferred tax assets by a valuation allowance to the extent it believes a portion will not be realized. The Company considers many factors when assessing the likelihood of future realization of deferred tax assets, including its recent cumulative earnings experience by taxing jurisdiction, expectations of future taxable income, the carryforward periods available to it for tax reporting purposes, tax planning strategies and other relevant factors. Significant judgment is required in making this assessment.

At December 31, 2010 and 2009 the tax effects of temporary differences that give rise to deferred tax assets and liabilities were as follows:

	2010		2009	
	Assets	Liabilities	Assets	Liabilities
Federal, state and international NOL carryforwards	$ 120,647	$ —	$ 10,138	$ —
Deferred revenue	3,508	—	2,659	—
Capitalized research expenses	31,151	—	34,344	—
Tax credit carryforwards	22,948	—	73,818	—
Non-qualified stock options	100,458	—	74,474	—
Plant and equipment, primarily differences in depreciation	—	(4,174)	572	—
Inventory	—	(22,608)	5,091	—
Other assets	57,037	(2,990)	47,836	(614)
Intangibles	167,351	(1,257,945)	52,263	(126,996)
Accrued and other expenses	128,847	—	95,003	—
Unrealized (gains) losses on securities	327	—	—	(143)
Subtotal	632,274	(1,287,717)	396,198	(127,753)
Valuation allowance	(46,821)	—	(58,347)	—
Total deferred taxes	$ 585,453	$(1,287,717)	$337,851	$(127,753)
Net deferred tax asset (liability)	$(702,264)	$ —	$210,098	$ —

At December 31, 2010 and 2009, deferred tax assets and liabilities were classified on the Company's balance sheet as follows:

	2010	2009
Current assets	$ 151,779	$ 49,817
Other assets (non-current)	28,859	160,282
Current liabilities	(32)	(1)
Other non-current liabilities	(882,870)	—
Net deferred tax asset (liability)	$(702,264)	$210,098

Reconciliation of the U.S. statutory income tax rate to the Company's effective tax rate for continuing operations is as follows:

Percentages	2010	2009	2008
U.S. statutory rate	35.0%	35.0%	(35.0)%
Foreign tax rate differences	(21.8)	(16.3)	(7.3)
State taxes, net of federal benefit	—	1.1	0.4
Change in valuation allowance	(1.9)	(0.6)	1.5
In-process R&D	—	—	52.1
Other	1.8	1.2	0.3
Effective income tax rate	13.1%	20.4%	12.0%

The Company operates under an income tax holiday in Switzerland through 2015 that exempts the Company from Swiss income taxes on most of its operations in Switzerland. The impact of the Swiss tax holiday is reflected in the Company's effective tax rate. The difference between the maximum statutory Swiss income tax rate (22.18% in 2010, 2009, and 2008) and the Company's Swiss income tax rate under the tax holiday resulted in a reduction in the 2010, 2009, and 2008 effective tax rates of 15.8, 11.4, and 3.4 percentage points, respectively. The impact of this item is included in the foreign rate differential line in the above table.

At December 31, 2010, the Company had federal net operating loss, or NOL, carryforwards of $280.0 million and combined state NOL carryforwards of approximately $616.1 million that will expire in the years 2011 through 2030. The Company also has research and experimentation credit carryforwards of approximately $24.8 million that will expire in the years 2015 through 2028. Excess tax benefits related to stock option deductions incurred after December 31, 2005 are required to be recognized in the period in which the tax deduction is realized through a reduction of income taxes payable. As a result, the Company has not recorded deferred tax assets for certain stock option deductions included in its state NOL carryforwards and research and experimentation credit carryforwards. At December 31, 2010, deferred tax assets have not been recorded on state NOL carryforwards of approximately $124.9 million and for research and experimentation credits of approximately $9.5 million. These stock option tax benefits will be recorded as an increase in additional paid-in capital when realized.

At December 31, 2010 and 2009, it was more likely than not that the Company would realize its deferred tax assets, net of valuation allowances. The principal valuation allowance relates to Swiss deferred tax assets and is the result of the Swiss tax holiday that does not expire until the end of 2015.

The Company realized stock option deduction benefits in 2010, 2009 and 2008 for income tax purposes and has increased additional paid-in capital in the amount of approximately $32.5 million, $98.8 million and $160.6 million, respectively. The Company has recorded deferred income taxes as a component of accumulated other comprehensive income resulting in a deferred income tax asset at December 31, 2010 of $0.3 million and a deferred income tax liability at December 31, 2009 of $0.1 million.

The Company's U.S. federal income tax returns have been audited by the U.S. Internal Revenue Service, or the IRS, through the year ended December 31, 2005. Tax returns for the years ended December 31, 2006, 2007 and 2008 are currently under examination by the IRS and scheduled to be completed within the next 12 months. The Company is also subject to audits by various state and foreign taxing authorities, including, but not limited to, most U.S. states and major European and Asian countries where the Company has operations.

The Company regularly reevaluates its tax positions and the associated interest and penalties, if applicable, resulting from audits of federal, state and foreign income tax filings, as well as changes in tax law that would reduce the technical merits of the position to below more likely than not. The Company believes that its accruals for tax liabilities are adequate for all open years. Many factors are considered in making these evaluations, including past history, recent interpretations of tax law and the specifics of each matter. Because tax regulations are subject to interpretation and tax litigation is inherently uncertain, these evaluations can involve a series of complex judgments about future events and can rely heavily on estimates and assumptions. The Company applies a variety of methodologies in making these estimates and assumptions, which include studies performed by independent economists, advice from industry and subject experts, evaluation of public actions taken by the IRS and other taxing authorities, as well as the Company's industry experience. These evaluations are based on estimates and assumptions that have been deemed reasonable by management. However, if management's estimates are not representative of actual outcomes, the Company's results of operations could be materially impacted.

Unrecognized tax benefits, generally represented by liabilities on the consolidated balance sheet and all subject to tax examinations, arise when the estimated benefit recorded in the financial statements differs from the amounts taken or expected to be taken in a tax return because of the uncertainties described above. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	2010	2009
Balance at beginning of year	$442,489	$385,840
Increases related to prior year tax positions	9,131	16,322
Decreases related to prior year tax positions	—	—
Increases related to current year tax positions	118,012	76,110
Settlements	(29,292)	(35,783)
Lapse of statute	—	—
Balance at end of year	$540,340	$442,489

These unrecognized tax benefits relate primarily to issues common among multinational corporations. If recognized, unrecognized tax benefits of approximately $504.7 million would have a net impact on the effective tax rate. The Company accounts for interest and penalties related to uncertain tax positions as part of its provision for income taxes. Accrued interest at December 31, 2010 and 2009 is approximately $32.5 million and $21.2 million, respectively.

The Company effectively settled examinations with various taxing jurisdictions in 2010 and 2009. These settlements resulted in decreases in the liability for unrecognized tax benefits related to tax positions taken in prior years of $29.3 million in 2010 and $35.8 million in 2009. The Company has recorded increases in the liability for unrecognized tax benefits for prior years related to ongoing income tax audits in various taxing jurisdictions.

The Company's tax returns are under routine examination in many taxing jurisdictions. The scope of these examinations includes, but is not limited to, the review of our taxable presence in a jurisdiction, our deduction of certain items, our claim for research and development credits, our compliance with transfer pricing rules and regulations and the inclusion or exclusion of amounts from our tax returns as filed. Certain of these examinations are scheduled to conclude within the next 12 months. It is reasonably possible that the amount of the liability for unrecognized tax benefits could change by a significant amount during the next 12-month period. Finalizing examinations with the relevant taxing authorities can include formal administrative and legal proceedings and, as a result, it is difficult to estimate the timing and range of possible changes related to our unrecognized tax benefits. An estimate of the range of the possible change cannot be made until issues are further developed or examinations close.

18. Collaboration Agreements

Novartis Pharma AG: The Company entered into an agreement with Novartis in which the Company granted to Novartis an exclusive worldwide license (excluding Canada) to develop and market FOCALIN® (d-methylphenidate, or d -MPH) and FOCALIN XR®, the long-acting drug formulation for attention deficit disorder, or ADD, and attention deficit hyperactivity disorder, or ADHD. The Company also granted Novartis rights to all of its related intellectual property and patents, including formulations of the currently marketed RITALIN LA®. Under the agreement, the Company is entitled to receive up to $100.0 million in upfront and regulatory achievement milestone payments. To date, the Company has received upfront and regulatory achievement milestone payments totaling $55.0 million. The Company also sells FOCALIN® to Novartis and currently receives royalties of between 35% and 30% on sales of all of Novartis' FOCALIN XR® and RITALIN® family of ADHD-related products.

The agreement will continue until the later of (i) the tenth anniversary of the first commercial launch on a country-by-country basis or (ii) when the last applicable patent expires with respect to that country. At the expiration date, the Company shall grant Novartis a perpetual, non-exclusive, royalty-free license to make, have made, use, import and sell d-MPH and Ritalin® under its technology.

Prior to its expiration as described above, the agreement may be terminated by:

i. Novartis at their sole discretion, effective 12 months after written notice to the Company, or

ii. by:

a. either party if the other party materially breaches any of its material obligations under the agreement,

b. the Company if Novartis fails to pay amounts due under the agreement two or more times in a 12-month period,

c. either party, on a product-by-product and country-by-country basis, in the event of withdrawal of the d-MPH product or Ritalin® product from the market because of regulatory mandate,

d. either party if the other party files for bankruptcy.

If the agreement is terminated by the Company then all licenses granted to Novartis under the agreement will terminate and Novartis will also grant the Company a non-exclusive license to certain of their intellectual property related to the compounds and products.

If the agreement is terminated by Novartis then all licenses granted to Novartis under the agreement will terminate.

If the agreement is terminated by Novartis because of a material breach by the Company, then Novartis can make a claim for damages against the Company and the Company shall grant Novartis a perpetual, non-exclusive, royalty-free license to make, have made, use, import and sell d-MPH and Ritalin® under the Company's technology.

When generic versions of long-acting methylphenidate hydrochloride and dexmethylphenidate hydrochloride enter the market, the Company expects Novartis' sales of Ritalin LA® and Focalin XR® products to decrease and therefore its royalties under this agreement to also decrease.

Array BioPharma Inc.: The Company has a research collaboration agreement with Array BioPharma Inc., or Array, focused on the discovery, development and commercialization of novel therapeutics in cancer and inflammation. As part of this agreement, the Company made an upfront payment in September 2007 to Array of $40.0 million, which was recorded as research and development expense, in return for an option to receive exclusive worldwide rights for compounds developed against two of the four research targets defined in the agreement, except for Array's limited U.S. co-promotional rights. In June 2009, the Company made an additional upfront payment of $4.5 million to expand the research targets defined in the agreement, which was recorded as research and development expense. Array will be responsible for all discovery and clinical development through Phase I or Phase IIa and be entitled to receive, for each compound, potential milestone payments of approximately $200.0 million if certain discovery, development and regulatory milestones are achieved, and $300.0 million if certain commercial milestones are achieved as well as royalties on net sales. During the fourth quarter of 2010, the Company made a $10.0 million discovery milestone payment as required by the collaboration upon the filing and clearance of an investigational new drug application with the FDA.

The Company's option will terminate upon the earlier of either a termination of the agreement, the date the Company has exercised its options for compounds developed against two of the four research targets defined in the agreement, or September 21, 2012, unless the term is extended. The Company may unilaterally extend the option term for two additional one-year terms until September 21, 2014 and the parties may mutually extend the term for two additional one-year terms until September 21, 2016. Upon exercise of a Company option, the agreement will continue until the Company has satisfied all royalty payment obligations to Array. Upon the expiration of the agreement, Array will grant the Company a fully paid-up, royalty-free license to use certain intellectual property of Array to market and sell the compounds and products developed under the agreement. The agreement may expire on a product-by-product and country-by-country basis as the Company satisfies its royalty payment obligation with respect to each product in each country.

Prior to its expiration as described above, the agreement may be terminated by:

(i) the Company at its sole discretion, or

(ii) either party if the other party:

a. materially breaches any of its material obligations under the agreement, or

b. files for bankruptcy.

If the agreement is terminated by the Company at its sole discretion or by Array for a material breach by the Company, then the Company's rights to the compounds and products developed under the agreement will revert to Array. If the agreement is terminated by Array for a material breach by the Company, then the Company will also grant to Array a non-exclusive, royalty-free license to certain intellectual property controlled by the Company necessary to continue the development of such compounds and products. If the agreement is terminated by the Company for a material breach by Array, then, among other things, the Company's payment obligations under the agreement could be either reduced by 50% or terminated entirely.

Acceleron Pharma: The Company has a worldwide strategic collaboration with Acceleron Pharma, or Acceleron, for the joint development and commercialization of ACE-011, currently being studied for treatment of chemotherapy-induced anemia, metastatic bone disease and renal anemia. The collaboration combines both companies' resources and commitment to developing products for the treatment of cancer and cancer-related bone loss. The agreement also includes an option for certain discovery stage programs. Under the terms of the agreement, the Company and Acceleron will jointly develop, manufacture and commercialize Acceleron's products for bone loss. The Company made an upfront payment to Acceleron in February 2008 of $50.0 million, which included a $5.0 million equity investment in Acceleron, with the remainder recorded as research and development expense. In addition, in the event of an initial public offering of Acceleron, the Company will purchase a minimum of $7.0 million of Acceleron common stock.

Acceleron will retain responsibility for initial activities, including research and development, through the end of Phase IIa clinical trials, as well as manufacturing the clinical supplies for these studies. In turn, the Company will conduct the Phase IIb and Phase III clinical studies and will oversee the manufacture of Phase III and commercial supplies. Acceleron will pay a share of the development expenses and is eligible to receive development, regulatory approval and sales-based milestones of up to $510.0 million for the ACE-011 program and up to an additional $437.0 million for each of the three discovery stage programs. The companies will co-promote the products in North America. Acceleron will receive tiered royalties on worldwide net sales, upon the commercialization of a development compound.

The agreement will continue until the Company has satisfied all royalty payment obligations to Acceleron and the Company has either exercised or forfeited all of its options under the agreement. Upon the Company's full satisfaction of its royalty payment obligations to Acceleron under the agreement, all licenses granted to the Company by Acceleron under the agreement will become fully paid-up, perpetual, non-exclusive, irrevocable and royalty-free licenses. The agreement may expire on a product-by-product and country-by-country basis as the Company satisfies its royalty payment obligation with respect to each product in each country.

Prior to its expiration as described above, the agreement may be terminated by:

(i) the Company at its sole discretion, or

(ii) either party if the other party:

a. materially breaches any of its material obligations under the agreement, or

b. files for bankruptcy.

If the agreement is terminated by the Company at its sole discretion or by Acceleron for a material breach by the Company, then all licenses granted to the Company under the agreement will terminate and the Company will also grant to Acceleron a non-exclusive license to certain intellectual property of the Company related to the compounds and products. If the agreement is terminated by the Company for a material breach by Acceleron, then, among other things, (A) the licenses granted to Acceleron under the agreement will terminate, (B) the licenses granted to the Company will continue in perpetuity, (C) all future royalties payable by the Company under the agreement will be reduced by 50% and (D) the Company's obligation to make any future milestone payments will terminate.

Cabrellis Pharmaceuticals Corp.: The Company, as a result of its acquisition of Pharmion, obtained an exclusive license to develop and commercialize amrubicin in North America and Europe pursuant to a license agreement with Dainippon Sumitomo Pharma Co. Ltd, or DSP. Pursuant to Pharmion's acquisition of Cabrellis Pharmaceutics Corp., or Cabrellis, prior to the Company's acquisition of Pharmion, the Company will pay $12.5 million for each approval of amrubicin in an initial indication by regulatory authorities in the United States and the E.U. to the former shareholders of Cabrellis. Upon approval of amrubicin for a second indication in the United States or the E.U., the Company will pay an additional $10.0 million for each market to the former shareholders of Cabrellis. Under the terms of the license agreement for amrubicin, the Company is required to make milestone payments of $7.0 million and $1.0 million to DSP upon regulatory approval of amrubicin in the United States and upon receipt of the first approval in the E.U., respectively, and up to $17.5 million upon achieving certain annual sales levels in the United States. Pursuant to the supply agreement for amrubicin, the Company is to pay DSP a semiannual supply price calculated as a percentage of net sales for a period of ten years. In September 2008, amrubicin was granted fast-track product designation by the FDA for the treatment of small cell lung cancer after first-line chemotherapy.

The amrubicin license expires on a country-by-country basis and on a product-by-product basis upon the later of (i) the tenth anniversary of the first commercial sale of the applicable product in a given country after the issuance of marketing authorization in such country and (ii) the first day of the first quarter for which the total number of generic product units sold in a given country exceeds 20% of the total number of generic product units sold plus licensed product units sold in the relevant country during the same calendar quarter.

Prior to its expiration as described above, the amrubicin license may be terminated by:

(i) the Company at its sole discretion,

(ii) either party if the other party:

a. materially breaches any of its material obligations under the agreement, or

b. files for bankruptcy,

(iii) DSP if the Company takes any action to challenge the title or validity of the patents owned by DSP, or

(iv) DSP in the event of a change in control of the Company.

If the agreement is terminated by the Company at its sole discretion or by DSP under circumstances described in clauses (ii)(a) and (iii) above, then the Company will transfer its rights to the compounds and products developed under the agreement to DSP and will also grant to DSP a non-exclusive, perpetual, royalty-free license to certain intellectual property controlled by the Company necessary to continue the development of such compounds and products. If the agreement is terminated by the Company for a material breach by DSP, then, among other things, DSP will grant to the Company an exclusive, perpetual, paid-up license to all of the intellectual property of DSP necessary to continue the development, marketing and selling of the compounds and products subject to the agreement.

GlobeImmune, Inc.: In September 2007, the Company made a $3.0 million equity investment in GlobeImmune, Inc., or GlobeImmune. In April 2009 and May 2009, the Company made additional $0.1 million and $10.0 million equity investments, respectively, in GlobeImmune. In addition, the Company has a collaboration and option agreement with GlobeImmune focused on the discovery, development and commercialization of novel therapeutics in cancer. As part of this agreement, the Company made an upfront payment in May 2009 of $30.0 million, which was recorded as research and development expense, to GlobeImmune in return for the option to license compounds and products based on the GI-4000, GI-6200, GI-3000 and GI-10000 oncology drug candidate programs as well as oncology compounds and products resulting from future programs controlled by GlobeImmune. GlobeImmune will be responsible for all discovery and clinical development until the Company exercises its option with respect to a drug candidate program and GlobeImmune will be entitled to receive potential milestone payments of approximately $230.0 million for the GI-4000 program, $145.0 million for each of the GI-6200, GI-3000 and GI-10000 programs and $161.0 million for each additional future program if certain development, regulatory and sales-based milestones are achieved. GlobeImmune will also receive tiered royalties on worldwide net sales.

The Company's options with respect to the GI-4000, GI-6200, GI-3000 and GI-10000 oncology drug candidate programs will terminate if the Company does not exercise its respective options after delivery of certain reports from GlobeImmune on the completed clinical trials with respect to each drug candidate program, as set forth in the initial development plan specified in the agreement. If the Company does not exercise its options with respect to any drug candidate program or future program, the Company's option with respect to the oncology products resulting from future programs controlled by GlobeImmune will terminate three years after the last of the options with respect to the GI-4000, GI-6200, GI-3000 and GI-10000 oncology drug candidate programs terminates. Upon exercise of a Company option, the agreement will continue until the Company has satisfied all royalty payment obligations to GlobeImmune. Upon the expiration of the agreement, on a product-by-product, country-by-country basis, GlobeImmune will grant the Company an exclusive, fully paid-up, royalty-free, perpetual license to use certain intellectual property of GlobeImmune to market and sell the compounds and products developed under the agreement. The agreement may expire on a product-by-product and country-by-country basis as the Company satisfies its royalty payment obligation with respect to each product in each country.

Prior to its expiration as described above, the agreement may be terminated by:

(i) the Company at its sole discretion, or

(ii) either party if the other party:

a. materially breaches any of its material obligations under the agreement, or

b. files for bankruptcy.

If the agreement is terminated by the Company at its sole discretion or by GlobeImmune for a material breach by the Company, then the Company's rights to the compounds and products developed under the agreement will revert to GlobeImmune. If the agreement is terminated by the Company for a material breach by GlobeImmune, then, among other things, the Company's royalty payment obligations under the agreement will be reduced by 50%, the Company's development milestone payment obligations under the agreement will be reduced by 50% or terminated entirely and the Company's sales milestone payment obligations under the agreement will be terminated entirely.

Agios Pharmaceuticals, Inc.: On April 14, 2010, the Company entered into a discovery and development collaboration and license agreement with Agios Pharmaceuticals, Inc., or Agios, which focuses on cancer metabolism targets and the discovery, development and commercialization of associated therapeutics. As part of the agreement, the Company paid Agios a $121.2 million non-refundable, upfront payment, which was expensed by the Company as research and development in the second quarter of 2010. The Company also made an $8.8 million equity investment in Agios Series B Convertible Preferred Stock, representing approximately a 10.94%

ownership interest in Agios and is included in other non-current assets in the Company's Consolidated Balance Sheet. The Company receives an initial period of exclusivity during which it has the option to develop any drugs resulting from the Agios cancer metabolism research platform and may extend this exclusivity period by providing Agios additional funding. The Company has an exclusive option to license any resulting clinical candidates developed during this period and will lead and fund global development and commercialization of certain licensed programs. With respect to each product in a program that the Company chooses to license, Agios could receive up to $120.0 million upon achievement of certain milestones plus royalties on sales, and Agios may also participate in the development and commercialization of certain products in the United States. Agios may also receive a one-time milestone payment of $25.0 million upon dosing of the final human subject in a Phase II study, such payment to be made only once with respect to only one program.

Unless the agreement is earlier terminated or the option term is extended, the Company's option will terminate on April 14, 2013. However, if certain development targets are not met, the Company may unilaterally extend the option term: (a) for up to an additional one year without payment; (b) subject to certain criteria and upon payment of certain predetermined amounts to Agios, for up to two additional years thereafter.

Following expiration of the option, the agreement will continue in place with respect to programs to which the Company has exercised its option or otherwise is granted rights to develop. The agreement may expire on a product-by-product and country-by-country basis as the Company satisfies its payment obligation with respect to each product in each country. Upon the expiration of the agreement with respect to a product in a country, all licenses granted by one party to the other party for such product in such country shall become fully paid-up, perpetual, sub licensable, irrevocable and royalty-free.

Prior to its expiration as described above, the agreement may be terminated by:

(i) the Company at its sole discretion after, or

(ii) either party if the other party:

a. materially breaches the agreement and fails to cure such breach within the specified period, or

b. files for bankruptcy.

The party terminating under (i) or (ii)(a) above has the right to terminate on a program-by-program basis, leaving the agreement in effect with respect to remaining programs. If the agreement or any program is terminated by the Company for convenience or by Agios for a material breach or bankruptcy by the Company, then, among other things, depending on the type of program and territorial rights: (a) certain licenses granted by the Company to Agios shall stay in place, subject to Agios' payment of certain royalties to the Company: and (b) Celgene will grant Agios a non-exclusive, perpetual, royalty-free license to certain technology developed in the conduct of the collaboration and used in the program (which license is exclusive with respect to certain limited collaboration technology). If the agreement or any program is terminated by the Company for a material breach or bankruptcy by Agios, then, among other things, all licenses granted by Celgene to Agios will terminate and: (i) Celgene's license from Agios will continue in perpetuity and all payment obligations will be reduced or will terminate; (ii) Celgene's license for certain programs will become exclusive worldwide: and (iii) with regard to any program where the Company has exercised buy-in rights, Agios shall continue to pay certain royalties to Celgene.

The Company has determined that Agios is a variable interest entity; however, the Company is not the primary beneficiary of Agios. Although the Company would have the right to receive the benefits from the collaboration and license agreement and it is probable that this agreement incorporates the activities that most significantly impact the economic performance of Agios for up to six years, the Company does not have the power to direct the activities under the collaboration and license agreement as Agios has the decision-making authority for the Joint Steering Committee and Joint Research Committee until the Company exercises its option to license a product. The Company's interest in Agios is limited to its 10.94% equity ownership and it does not have any obligations or rights to the future losses or returns of Agios beyond this ownership. The collaboration agreement, including the upfront payment and series B convertible preferred stock investment, does not entitle the Company to participate in future returns beyond the 10.94% ownership and it does not obligate the Company to absorb future losses beyond the $8.8 million investment in Agios Series B Convertible Preferred Stock. In addition, there are no other agreements other than the collaboration agreement that entitle the Company to receive returns beyond the 10.94% ownership or obligate the Company to absorb additional losses.

19. Commitments and Contingencies

Leases: The Company leases offices and research facilities under various operating lease agreements in the United States and international markets. At December 31, 2010, the non-cancelable lease terms for the operating leases expire at various dates between 2011 and 2018 and include renewal options. In general, the Company is also required to reimburse the lessors for real estate taxes, insurance, utilities, maintenance and other operating costs associated with the leases.

Future minimum lease payments under noncancelable operating leases as of December 31, 2010 are:

	Operating Leases
2011	$ 36,679
2012	26,046
2013	16,352
2014	15,634
2015	13,483
Thereafter	28,953
Total minimum lease payments	$137,147

Total rental expense under operating leases was approximately $36.4 million in 2010, $24.4 million in 2009 and $20.4 million in 2008.

Lines of Credit: The Company maintains lines of credit with several banks to support its hedging programs and to facilitate the issuance of bank letters of credit and guarantees on behalf of its subsidiaries. Lines of credit supporting the Company's hedging programs as of December 31, 2010 allowed the Company to enter into derivative contracts with settlement dates through 2013. As of December 31, 2010, the Company has entered into derivative contracts with net notional amounts totaling $1.6 billion. Lines of credit facilitating the issuance of bank letters of credit and guarantees as of December 31, 2010 allowed the Company to have letters of credit and guarantees issued on behalf of its subsidiaries totaling $41.6 million.

Other Commitments: The Company's obligations related to product supply contracts totaled $362.5 million at December 31, 2010. The Company also owns an interest in two limited partnership investment funds. The Company has committed to invest an additional $8.0 million into one of the funds which is callable any time within a ten-year period, which expires on February 28, 2016.

Collaboration Arrangements: The Company has entered into certain research and development collaboration agreements, as identified in Note 18, with third parties that include the funding of certain development, manufacturing and commercialization efforts with the potential for future milestone and royalty payments upon the achievement of pre-established developmental, regulatory and/or commercial targets. The Company's obligation to fund these efforts is contingent upon continued involvement in the programs and/or the lack of any adverse events which could cause the discontinuance of the programs. Due to the nature of these arrangements, the future potential payments are inherently uncertain, and accordingly no amounts have been recorded in the Company's accompanying Consolidated Balance Sheets at December 31, 2010 and 2009.

Contingencies: The Company believes it maintains insurance coverage adequate for its current needs. The Company's operations are subject to environmental laws and regulations, which impose limitations on the discharge of pollutants into the air and water and establish standards for the treatment, storage and disposal of solid and hazardous wastes. The Company reviews the effects of such laws and regulations on its operations and modifies its operations as appropriate. The Company believes it is in substantial compliance with all applicable environmental laws and regulations.

In the fourth quarter of 2009, the Company received a Civil Investigative Demand (CID) from the U.S. Federal Trade Commission, or the FTC. The FTC requested documents and other information relating to requests by generic companies to purchase the Company's patented REVLIMID® and THALOMID® brand drugs in order to evaluate whether there is reason to believe that the Company has engaged in unfair methods of competition. In the first quarter of 2010, the State of Connecticut referenced the same issues as those referenced in the 2009 CID and issued a subpoena. In the fourth quarter of 2010, the Company received a second CID from the FTC relating to this matter. The Company continues to respond to requests for information.

In the first quarter of 2011, the Company received a letter from the United States Attorney for the Central District of California informing the Company that it was under investigation relating to its promotion of the drugs THALOMID® and REVLIMID® regarding off-label marketing and improper payments to physicians. The Company is cooperating with the Unites States Attorney in connection with this investigation.

On January 20, 2011, the Supreme Court of Canada ruled that the jurisdiction of the Patented Medicine Prices Review Board, or the PMPRB, extends to sales of drugs to Canadian patients even if the locus of sale is within the United States. As a result of this rulling, the Company's U.S. sales of THALOMID® brand drug to Canadian patients under the special access program are subject to PMPRB jurisdiction on and after January 12, 1995. In accordance with the ruling of the Supreme Court of Canada, we have provided to-date data regarding these special access program sales to the PMPRB. In light of the approval of THALOMID® brand drug for multiple myeloma by Health Canada on August 4, 2010, this drug is now sold through the Company's Canadian entity and is no longer sold to Canadian patients in the United States. The PMPRB's proposed pricing arrangement has not been determined. Depending on the calculation, the Company may be requested to return certain revenues associated with these sales and to pay fines. Should this occur, the Company would have to consider various legal options to address whether the pricing determination was reasonable.

Legal Proceedings:

The Company and certain of its subsidiaries are involved in various patent, commercial and other claims; government investigations; and other legal proceedings that arise from time to time in the ordinary course of our business. These legal proceedings and other matters are complex in nature and have outcomes that are difficult to predict and could have a material adverse effect on the Company. The Company records accruals for such contingencies to the extent that it concludes that it is probable that a liability will be incurred and the amount of the related loss can be reasonably estimated.

Patent proceedings include challenges to scope, validity or enforceability of the Company's patents relating to its various products or processes. Although the Company believes it has substantial defenses to these challenges with respect to all its material patents, there can be no assurance as to the outcome of these matters, and a loss in any of these cases could result in a loss of patent protection for the drug at issue, which could lead to a significant loss of sales of that drug and could materially affect future results of operations.

Among the principal matters pending to which the Company is a party, are the following:

REVLIMID®

The Company has publicly announced that it has received a notice letter dated August 30, 2010, sent from Natco Pharma Limited of India ("Natco") notifying it of a Paragraph IV certification alleging that patents listed for

REVLIMID® in the Orange Book are invalid, and/or not infringed (the Notice Letter). The Notice Letter was sent pursuant to Natco having filed an ANDA seeking permission from the FDA to market a generic version of 25mg, 15mg, 10mg and 5mg capsules of REVLIMID®. Under the federal Hatch-Waxman Act of 1984, any generic manufacturer may file an ANDA with a certification (a "Paragraph IV certification") challenging the validity or infringement of a patent listed in the FDA's *Approved Drug Products With Therapeutic Equivalence Evaluations* (the "Orange Book") four years after the pioneer company obtains approval of its New Drug Application, or an NDA. On October 8, 2010, Celgene filed an infringement action in the United States District Court of New Jersey against Natco in response to the Notice Letter with respect to United States Patent Nos. 5,635,517 (the "'517 patent"), 6,045,501 (the "'501 patent"), 6,281,230 (the "'230 patent"), 6,315,720 (the "'720 patent"), 6,555,554 (the "'554 patent"), 6,561,976 (the "'976 patent"), 6,561,977 (the "'977 patent"), 6,755,784 (the "'784 patent"), 7,119,106 (the "'106 patent"), and 7,465,800 (the "'800 patent"). If Natco is successful in challenging our patents listed in the Orange Book, and the FDA were to approve the ANDA with a comprehensive education and risk management program for a generic version of lenalidomide, sales of REVLIMID® could be significantly reduced in the United States by the entrance of a generic lenalidomide product, potentially reducing the Company's revenue.

Natco responded to the Company's infringement action on November 18, 2010, with its Answer, Affirmative Defenses and Counterclaims. Natco has alleged (through affirmative defenses and counterclaims) that the patents are invalid, unenforceable and/or not infringed by Natco's proposed generic productions. After filing the infringement action, we learned the identity of Natco's U.S. partner, Arrow International Limited, and filed an amended complaint on January 7, 2011, adding Arrow as a defendant.

ELAN PHARMA INTERNATIONAL LIMITED

On February 23, 2011, the parties entered into a settlement and license agreement for $78.0 million, whereby all claims were resolved and we obtained the rights to certain patents in and related to the litigation including rights to U.S. Reissue Patent REI 41,884 (the "Reissued Patent"), as well as all foreign counterparts, all of which expire in 2016. Prior to the settlement, on July 19, 2006, Elan Pharmaceutical Int'l Ltd. filed a lawsuit against the predecessor entity of Abraxis ("Old Abraxis") in the U.S. District Court for the District of Delaware alleging that Old Abraxis willfully infringed two of its patents by making, using and selling the ABRAXANE® brand drug. Elan sought unspecified damages and an injunction. In response, Old Abraxis contended that it did not infringe the Elan patents and that the Elan patents are invalid and unenforceable. Before trial, Elan dropped its claim that Old Abraxis infringed one of the two asserted patents. Elan also dropped its request for an injunction as to the remaining patent. On June 13, 2008, after a trial with respect to the remaining patent, a jury ruled that Old Abraxis had infringed that patent, that Abraxis' infringement was not willful, and that the patent was valid and enforceable. The jury awarded Elan $55.2 million in damages for sales of ABRAXANE® through the judgment date. For accounting purposes, Abraxis assumed approximately a 6% royalty on all U.S. sales, moving forward from the verdict, of ABRAXANE® brand drug, plus interest. The patent expired on January 25, 2011.

ABRAXIS SHAREHOLDER LAWSUIT

Abraxis, the members of the Abraxis board of directors and the Celgene Corporation are named as defendants in putative class action lawsuits brought by Abraxis stockholders challenging the Abraxis acquisition in Los Angeles County Superior Court. The plaintiffs in such actions assert claims for breaches of fiduciary duty arising out of the acquisition and allege that Abraxis' directors engaged in self-dealing and obtained for themselves personal benefits and failed to provide stockholders with material information relating to the acquisition. The plaintiffs also allege claims for aiding and abetting breaches of fiduciary duty against the Company and Abraxis.

On September 14, 2010, the parties reached an agreement in principle to settle the actions pursuant to the Memorandum of Understanding, or the MOU. Without admitting the validity of any allegations made in the actions, or any liability with respect thereto, the defendants elected to settle the actions in order to avoid the cost, disruption and distraction of further litigation. Under the MOU, the defendants agreed, among other things, to make additional disclosures relating to the acquisition, and to provide the plaintiffs' counsel with limited discovery to confirm the fairness and adequacy of the settlement. Abraxis, on behalf of itself and for the benefit of the other defendants in the actions, also agreed to pay the plaintiffs' counsel $600,000 for their fees and expenses. Plaintiffs agreed to release all claims against the Company and Abraxis relating to the Company's acquisition of Abraxis, except claims to enforce the settlement or properly perfected claims for appraisal in connection with the acquisition of Abraxis by the Company.

On November 15, 2010, the parties executed and filed a stipulation and settlement with the Court and plaintiffs filed a motion for preliminary approval of the class action settlement. On January 26, 2011, the Court granted plaintiffs' motion for preliminary approval of the class action settlement, certified the class for settlement purposes only and approved the form of notice of the settlement of the class action.

20. Geographic and Product Information

Operations by Geographic Area: Revenues primarily consist of sales of REVLIMID®, VIDAZA®, THALOMID®, ABRAXANE®, and ISTODAX®. Revenues are also derived from collaboration agreements and royalties received from a third party for sales of FOCALIN XR® and RITALIN® LA.

Revenues	2010	2009	2008
United States	$2,188,562	$1,732,179	$1,581,889
Europe	1,266,791	908,130	657,929
All other	170,392	49,584	14,963
Total revenues	$3,625,745	$2,689,893	$2,254,781

Long-Lived Assets(1)	2010	2009
United States	$342,575	$147,876
Europe	158,938	145,740
All other	8,406	4,176
Total long lived assets	$509,919	$297,792

(1) Long-lived assets consist of net property, plant and equipment.

Revenues by Product: Total revenues from external customers by product for the years ended December 31, 2010, 2009 and 2008 were as follows:

	2010	2009	2008
REVLIMID®	$2,469,183	$1,706,437	$1,324,671
VIDAZA®	534,302	387,219	206,692
THALOMID®	389,605	436,906	504,713
ABRAXANE®	71,429	—	—
ISTODAX®	15,781	—	—
ALKERAN®	—	20,111	81,734
Other	28,138	16,681	19,868
Total net product sales	3,508,438	2,567,354	2,137,678
Collaborative agreements and other revenue	10,540	13,743	14,945
Royalty revenue	106,767	108,796	102,158
Total revenue	$3,625,745	$2,689,893	$2,254,781

Major Customers: The Company sells its products primarily through wholesale distributors and specialty pharmacies in the United States, which account for a large portion of the Company's total revenues. International sales are primarily made directly to hospitals, clinics and retail chains, many of which are government owned. In 2010, 2009 and 2008, the following two customers accounted for more than 10% of the Company's total revenue in at least one of those years. The percentage of amounts due from these same customers compared to total net accounts receivable is also depicted below as of December 31, 2010 and 2009.

	Percent of Total Revenue			Percent of Net Accounts Receivable	
Customer	2010	2009	2008	2010	2009
CVS / Caremark	9.9%	11.6%	10.7%	6.2%	7.9%
Amerisource Bergen Corp.	9.8%	10.9%	11.0%	4.6%	7.2%

21. Quarterly Results of Operations (Unaudited)

2010	1Q	2Q	3Q	4Q	Year
Total revenue	$791,254	$852,692	$910,111	$1,071,688	$3,625,745
Gross profit(1)	697,496	755,104	822,114	927,203	3,201,917
Income tax (provision)	(53,917)	(16,927)	(49,011)	(12,563)	(132,418)
Net income attributable to Celgene	234,442	155,352	281,151	209,567	880,512
Net income per common share attributable to Celgene:(2)					
Basic	$ 0.51	$ 0.34	$ 0.61	$ 0.45	$ 1.90
Diluted	$ 0.50	$ 0.33	$ 0.60	$ 0.44	$ 1.88
Weighted average shares (in thousands)					
Basic	459,914	460,309	459,653	469,244	462,298
Diluted	467,655	467,425	466,332	476,709	469,517

2009	1Q	2Q	3Q	4Q	Year
Total revenue	$605,053	$628,666	$695,137	$761,037	$2,689,893
Gross profit(1)	511,933	547,252	615,909	675,971	2,351,065
Income tax (provision)	(48,386)	(46,329)	(53,887)	(50,354)	(198,956)
Net income	162,883	142,835	216,815	254,215	776,747
Net income per common share:(2)					
Basic	$ 0.35	$ 0.31	$ 0.47	$ 0.55	$ 1.69
Diluted	$ 0.35	$ 0.31	$ 0.46	$ 0.54	$ 1.66
Weighted average shares (in thousands)					
Basic	459,583	459,586	458,834	459,223	459,304
Diluted	468,105	467,082	467,057	466,965	467,354

(1) Gross profit is computed by subtracting cost of goods sold (excluding amortization of acquired intangible assets) from net product sales.

(2) The sum of the quarters may not equal the full year due to rounding. In addition, quarterly and full year basic and diluted earnings per share are calculated separately.

22. Subsequent Events

The results of the ongoing ABRAXANE® Phase III study in NSCLC, or the NSCLC study, were presented at a major scientific congress in June 2010. These results indicated that the primary endpoint of overall response rate was met and that it achieved statistical significance. On January 10, 2011, the Company further announced that it had completed an interim analysis on the secondary endpoint for progression free survival, or PFS, for the NSCLC study. These interim PFS results, while not negative, were not statistically significant. The NSCLC approval, if achieved, would be based on the Special Protocol Assessment agreed upon with the FDA. The Special Protocol Assessment states that the trial must reach the primary endpoint of response rate, which has been met, as well as showing that the secondary endpoint of PFS is not negative or, trending in the wrong direction. The interim analysis did not show a negative trend for PFS, and the ABRAXANE® arm was no worse than the comparator arm. This reduces the probability that a payment will be made for Milestone Payment #1 under the CVR agreement that the Company entered into with the former shareholders of Abraxis (see Note 2). Should the final analysis of the PFS data, which is expected in the middle of 2011, not demonstrate a positive trend, then Milestone Payment #1 under the CVR agreement has a high probability of not being met. Milestone Payment #1 relates to the marketing of ABRAXANE® under a label that includes a PFS claim, but only if the foregoing milestone is achieved no later than the fifth anniversary of the acquisition of Abraxis. The market value of the publicly traded CVRs, which represents the fair value of the Company's liability for all potential payments under the CVR agreement, has therefore decreased from $212.0 million at December 31, 2010 to $101.7 million at February 10, 2011. In addition, the Company will adjust the value of the liability for the CVRs as of the end of its first quarter 2011, and at that time will consider the results of the interim analysis of PFS when it performs impairment testing on the IPR&D asset acquired with the Abraxis transaction.

On February 23, 2011, the Company entered into an interest rate swap contract to convert a portion of its interest rate exposure from fixed rate to floating rate to more closely align interest expense with interest income received on its cash equivalent and investment balances. The floating rate is benchmarked to LIBOR. The swap is designated as a fair value hedge on the fixed-rate debt issue maturing October 2015. Since the specific terms and notional amount of the swap match those of the debt being hedged, it is assumed to be a highly effective hedge and all changes in fair value of the swaps will be recorded on the Consolidated Balance Sheets with no net impact recorded in the Consolidated Statements of Operations. As of this filing, the total notional amount of debt hedged with an interest rate swap is $125.0 million.

ITEM 9. *CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE*

None.

ITEM 9A. *CONTROLS AND PROCEDURES*

CONCLUSION REGARDING THE EFFECTIVENESS OF DISCLOSURE CONTROLS AND PROCEDURES

As of the end of the period covered by this Annual Report, we carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in the Exchange Act Rules 13a-15(e) and 15d-15(e)) (the "Exchange Act"). Based on the foregoing evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures are effective to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission and that such information is accumulated and communicated to our management (including our Chief Executive Officer and Chief Financial Officer) to allow timely decisions regarding required disclosures.

CHANGES IN INTERNAL CONTROLS OVER FINANCIAL REPORTING

The acquisition of Abraxis on October 15, 2010 represents a material change in internal control over financial reporting since management's last assessment of the effectiveness of the Company's internal controls over financial reporting which was as of September 30, 2010. The acquired Abraxis operations utilize separate information and accounting systems and processes and it was not possible to complete an evaluation and review of the internal controls over financial reporting since the acquisition was completed.

Management intends to complete its assessment of the effectiveness of internal controls over financial reporting for the acquired business within one year of the date of the acquisition.

With the exception of the Abraxis acquisition as noted above, there were no changes in our internal control over financial reporting during the fiscal quarter ended December 31, 2010 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting and for the assessment of the effectiveness of internal control over financial reporting. As defined by the Securities and Exchange Commission, internal control over financial reporting is a process designed by, or under the supervision of, our principal executive and principal financial officers and effected by our Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the consolidated financial statements in accordance with U.S. generally accepted accounting principles.

Our internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect our transactions and dispositions of our assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of the consolidated financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In connection with the preparation of our annual consolidated financial statements, management has undertaken an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, or the COSO Framework. Management's assessment included an evaluation of the design of our internal control over financial reporting and testing of the operational effectiveness of those controls.

We acquired Abraxis BioScience, Inc. ("Abraxis") during 2010, and our management excluded from its assessment of the effectiveness of our internal control over financial reporting as of December 31, 2010, Abraxis's internal control over financial reporting associated with total net assets of approximately $3.2 billion (of which approximately $2.6 billion represents goodwill and identifiable intangible assets which are included within the scope of the assessment) and total revenues of $88.5 million included in our consolidated financial statements as of and for the year ended December 31, 2010. Management intends to complete its assessment of the effectiveness of internal controls over financial reporting for the acquired business within one year of the date of the acquisition.

With the exception of the Abraxis acquisition as noted above, based on this evaluation, management has concluded that our internal control over financial reporting was effective as of December 31, 2010.

KPMG LLP, the independent registered public accounting firm that audited our consolidated financial statements included in this report, has issued their report on the effectiveness of internal control over financial reporting as of December 31, 2010, a copy of which is included herein.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Celgene Corporation:

We have audited Celgene Corporation and subsidiaries' internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO. Celgene Corporation and subsidiaries' management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the effectiveness of Celgene Corporation and subsidiaries' internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Celgene Corporation and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control — Integrated Framework issued by COSO.

Celgene Corporation acquired Abraxis BioScience, Inc. ("Abraxis") during 2010, and management excluded from its assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2010, Abraxis's internal control over financial reporting associated with total net assets of approximately $3.2 billion (of which approximately $2.6 billion represents goodwill and identifiable intangible assets which are included within the scope of the assessment) and total revenues of $88.5 million included in the consolidated financial statements of Celgene Corporation as of and for the year ended December 31, 2010. Our audit of internal control over financial reporting of Celgene Corporation also excluded an evaluation of the internal control over financial reporting of Abraxis.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Celgene Corporation and subsidiaries as of December 31, 2010 and 2009, and the related consolidated statements of operations, cash flows, and stockholders' equity for each of the years in the three-year period ended December 31, 2010, and our report dated February 28, 2011 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP

Short Hills, New Jersey
February 28, 2011

ITEM 9B. *OTHER INFORMATION*

None.

PART III

ITEM 10. *DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE*

Pursuant to Paragraph G(3) of the General Instructions to Form 10-K, the information required by Part III (Items 10, 11, 12, 13 and 14) is being incorporated by reference herein from our definitive proxy statement (or an amendment to our Annual Report on Form 10-K) to be filed with the SEC within 120 days of the end of the fiscal year ended December 31, 2010 in connection with our 2011 Annual Meeting of Stockholders.

ITEM 11. *EXECUTIVE COMPENSATION*

See Item 10.

ITEM 12. *SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS*

See Item 10.

ITEM 13. *CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE*

See Item 10.

ITEM 14. *PRINCIPAL ACCOUNTANT FEES AND SERVICES*

See Item 10.

PART IV

ITEM 15. *EXHIBITS, FINANCIAL STATEMENT SCHEDULES*

(a) 1. *Consolidated Financial Statements*

(a) 3. *Exhibit Index*

The following exhibits are filed with this report or incorporated by reference:

Exhibit No.	Exhibit Description
1.1	Underwriting Agreement, dated November 3, 2006, between the Company and Merrill Lynch Pierce, Fenner and Smith Incorporated and J.P. Morgan Securities Inc. as representatives of the several underwriters (incorporated by reference to Exhibit 1.1 to the Company's Current Report on Form 8-K filed on November 6, 2006).
1.2	Underwriting Agreement, dated as of October 4, 2010, among the Company and Citigroup Global Markets Inc., J.P. Morgan Securities LLC and Morgan Stanley & Co. Incorporated (incorporated by reference to Exhibit 1.1 to the Company's Current Report on Form 8-K filed on October 5, 2010).
2.1	Purchase Option Agreement and Plan of Merger, dated April 26, 2002, among the Company, Celgene Acquisition Corp. and Anthrogenesis Corp. (incorporated by reference to Exhibit 2.1 to the Company's Registration Statement on Form S-4 dated November 13, 2002 (No. 333-101196)).
2.2	Amendment to the Purchase Option Agreement and Plan of Merger, dated September 6, 2002, among the Company, Celgene Acquisition Corp. and Anthrogenesis Corp. (incorporated by reference to Exhibit 2.2 to the Company's Registration Statement on Form S-4 dated November 13, 2002 (No. 333-101196)).
2.3	Asset Purchase Agreement by and between the Company and EntreMed, Inc., dated as of December 31, 2002 (incorporated by reference to Exhibit 99.6 to the Company's Schedule 13D filed on January 3, 2003).
2.4	Securities Purchase Agreement by and between EntreMed, Inc. and the Company, dated as of December 31, 2002 (incorporated by reference to Exhibit 99.2 to the Company's Schedule 13D filed on January 3, 2003).
2.5	Share Acquisition Agreement for the Purchase of the Entire Issued Share Capital of Penn T Limited among Craig Rennie and Others, Celgene UK Manufacturing Limited and the Company dated October 21, 2004 (incorporated by reference to Exhibit 99.1 to the Company's Current Report on Form 8-K dated October 26, 2004).
2.6	Agreement and Plan of Merger, dated as of November 18, 2007, by and among Pharmion Corporation, Celgene Corporation and Cobalt Acquisition LLC (incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K filed on November 19, 2007.
2.7	Agreement and Plan of Merger dated as of June 30, 2010, among Celgene Corporation Artistry Acquisition Corp. and Abraxis Bioscience, Inc. (incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K filed on July 1, 2010).
3.1	Certificate of Incorporation of the Company, as amended through February 16, 2006 (incorporated by reference to Exhibit 3.1 to the Company' Annual Report on Form 10-K for the year ended December 31, 2005).
3.2	Bylaws of the Company (incorporated by reference to Exhibit 2 to the Company's Current Report on Form 8-K, dated September 16, 1996), as amended effective May 1, 2006 (incorporated by reference to Exhibit 3.2 to the Company's Quarterly Report on Form 10-Q, for the quarter ended March 31, 2006) as amended, effective December 16, 2009 (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed on December 17, 2009), and, as amended, effective February 17, 2010 (incorporated by reference to Exhibit 3.2 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2009).
4.1	Contingent Value Rights Agreement, dated as of October 15, 2010, by and between Celgene Corporation and American Stock Transfer & Trust Company, LLC, as trustee, including the Form of CVR Certificate as Annex A (incorporated by reference to Exhibit 4.1 to the Company's Form 8-A12B, filed on October 15, 2010).
4.2	Indenture, dated as of October 7, 2010, relating to the 2.450% Senior Notes due 2015, 3.950% Senior Notes due 2020 and 5.700% Senior Notes due 2040, between the Company and The Bank of New York Mellon Trust Company, N.A., as trustee (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed on October 7, 2010).
4.3	Form of 2.450% Senior Notes due 2015 (incorporated by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K filed on October 7, 2010).
4.4	Form of 3.950% Senior Notes due 2020 (incorporated by reference to Exhibit 4.3 to the Company's Current Report on Form 8-K filed on October 7, 2010).



Exhibit No.	Exhibit Description
4.5	Form of 5.700% Senior Notes due 2040 (incorporated by reference to Exhibit 4.4 to the Company's Current Report on Form 8-K filed on October 7, 2010).
10.1	Purchase and Sale Agreement between Ticona LLC, as Seller, and the Company, as Buyer, relating to the purchase of the Company's Summit, New Jersey, real property (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2004).
10.2	1992 Long-Term Incentive Plan (incorporated by reference to Exhibit A to the Company's Proxy Statement, dated May 30, 1997), as amended by Amendment No. 1 thereto, effective as of June 22, 1999 (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2002).
10.3	1995 Non Employee Directors' Incentive Plan (incorporated by reference to Exhibit A to the Company's Proxy Statement, dated May 24, 1999), as amended by Amendment No. 1 thereto, effective as of June 22, 1999 (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2002), as amended by Amendment No. 2 thereto, effective as of April 18, 2000 (incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2002), as amended by Amendment No. 3 thereto, effective as of April 23, 2003 (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2005), as amended by Amendment No. 4 thereto, effective as of April 5, 2005 (incorporated by reference to Exhibit 99.2 to the Company's Registration Statement on Form S-8 (No. 333-126296), as amended by Amendment No. 5 thereto (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2007), as amended by Amendment No. 6 thereto (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2008).
10.4	Form of indemnification agreement between the Company and each officer and director of the Company (incorporated by reference to Exhibit 10.12 to the Company's Annual Report on Form 10-K for the year ended December 31, 1996).
10.5	Services Agreement effective May 1, 2006 between the Company and John W. Jackson (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2006).
10.6	Employment Agreement effective May 1, 2006 between the Company and Sol J. Barer (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2006); amendment to Employment Agreement to comply with Section 409A of the Internal Revenue Code (incorporated by reference to Exhibit 10.7 to the Company's Annual Report on Form 10-K for the year ended December 31, 2008); Amendment No. 2 to the Amended and Restated Employment Agreement, dated as of May 1, 2006, as amended, between the Company and Sol J. Barer (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on June 18, 2010).
10.6A	Services Agreement, dated as of April 28, 2010, between the Company and Sol J. Barer (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed on June 18, 2010).
10.7	Employment Agreement effective May 1, 2006 between the Company and Robert J. Hugin (incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2006); amendment to Employment Agreement to comply with Section 409A of the Internal Revenue Code (incorporated by reference to Exhibit 10.8 to the Company's Annual Report on Form 10-K for the year ended December 31, 2008); Amendment No. 2 to the Amended and Restated Employment Agreement, dated as of May1, 2006, as amended, between the Company and Robert J. Hugin (incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K filed on June 18, 2010).


Form 10-K

Exhibit No.	Exhibit Description
10.8	Celgene Corporation 2008 Stock Incentive Plan, as Amended and Restated (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed on June 18, 2009); formerly known as the 1998 Stock Incentive Plan, amended and restated as of April 23, 2003 (and, prior to April 23, 2003, formerly known as the 1998 Long-Term Incentive Plan) (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2006), as amended by Amendment No. 1 to the 1998 Stock Incentive Plan, effective as of April 14, 2005 (incorporated by reference to Exhibit 99.1 to the Company's Registration Statement on Form S-8 (No. 333-126296), as amended by Amendment No. 2 to the 1998 Stock Incentive Plan (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2006), as amended by Amendment No. 3 to the 1998 Stock Incentive Plan, effective August 22, 2007 (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2007).
10.9	Stock Purchase Agreement dated June 23, 1998 between the Company and Biovail Laboratories Incorporated (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on July 17, 1998).
10.10	Registration Rights Agreement dated as of July 6, 1999 between the Company and the Purchasers in connection with the issuance of the Company's 9.00% Senior Convertible Note Due June 30, 2004 (incorporated by reference to Exhibit 10.27 to the Company's Annual Report on Form 10-K for the year ended December 31, 1999).
10.11	Development and License Agreement between the Company and Novartis Pharma AG, dated April 19, 2000 (incorporated by reference to Exhibit 10.21 to the Company's Annual Report on Form 10-K for the year ended December 31, 2000).
10.12	Collaborative Research and License Agreement between the Company and Novartis Pharma AG, dated December 20, 2000 (incorporated by reference to Exhibit 10.22 to the Company's Annual Report on Form 10-K for the year ended December 31, 2000).
10.13	Custom Manufacturing Agreement between the Company and Johnson Matthey Inc., dated March 5, 2001 (incorporated by reference to Exhibit 10.24 to the Company's Annual Report on Form 10-K for the year ended December 31, 2001).
10.14	Manufacturing and Supply Agreement between the Company and Mikart, Inc., dated as of April 11, 2001 (incorporated by reference to Exhibit 10.25 to the Company's Annual Report on Form 10-K for the year ended December 31, 2001).
10.15	Distribution Services Agreement between the Company and Ivers Lee Corporation, d/b/a Sharp, dated as of June 1, 2000 (incorporated by reference to Exhibit 10.26 to the Company's Annual Report on Form 10-K for the year ended December 31, 2001).
10.16	Forms of Award Agreement for the 1998 Stock Incentive Plan (incorporated by reference to Exhibit 99.1 to the Company's Post-Effective Amendment to the Registration Statement on Form S-3 (No. 333-75636) dated December 30, 2005).
10.17	Celgene Corporation 2005 Deferred Compensation Plan, effective as of January 1, 2005 (incorporated by reference to Exhibit 10.22 to the Company's Annual Report on Form 10-K for the year ended December 31, 2004), as amended and restated, effective January 1, 2008 (incorporated by reference to Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2008, filed on May 12, 2008).
10.18	Anthrogenesis Corporation Qualified Employee Incentive Stock Option Plan (incorporated by reference to Exhibit 10.35 to the Company's Annual Report on Form 10-K for the year ended December 31, 2002).
10.19	Agreement dated August 2001 by and among the Company, Children's Medical Center Corporation, Bioventure Investments kft and EntreMed Inc. (certain portions of the agreement have been omitted and filed separately with the Securities and Exchange Commission pursuant to a request for confidential treatment, which has been granted) (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2002).
10.20	Exclusive License Agreement among the Company, Children's Medical Center Corporation and, solely for purposes of certain sections thereof, EntreMed, Inc., effective December 31, 2002 (incorporated by reference to Exhibit 10.32 to the Company's Annual Report on Form 10-K for the year ended December 31, 2002).


Form 10-K

Exhibit No.	Exhibit Description
10.21	Supply Agreement between the Company and Sifavitor s.p.a., dated as of September 28, 1999 (incorporated by reference to Exhibit 10.32 to the Company's Annual Report on Form 10-K for the year ended December 31, 2002).
10.22	Supply Agreement between the Company and Siegfried (USA), Inc., dated as of January 1, 2003 (incorporated by reference to Exhibit 10.33 to the Company's Annual Report on Form 10-K for the year ended December 31, 2002).
10.23	Distribution and Supply Agreement by and between SmithKline Beecham Corporation, d/b/a GlaxoSmithKline and Celgene Corporation, entered into as of March 31, 2003 (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2003).
10.24	Technical Services Agreement among the Company, Celgene UK Manufacturing II, Limited (f/k/a Penn T Limited), Penn Pharmaceutical Services Limited and Penn Pharmaceutical Holding Limited dated October 21, 2004 (incorporated by reference to Exhibit 10.33 to the Company's Annual Report on Form 10-K for the year ended December 31, 2004).
10.25	Purchase and Sale Agreement between Ticona LLC and the Company dated August 6, 2004, with respect to the Summit, New Jersey property (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2003).
10.26	Sublease between Gateway, Inc. ("Sublandlord") and Celgene Corporation ("Subtenant"), entered into as of December 10, 2001, with respect to the San Diego property (incorporated by reference to Exhibit 10.39 to the Company's Annual Report on Form 10-K for the year ended December 31, 2004).
10.27	Lease Agreement, dated January 16, 1987, between the Company and Powder Horn Associates, with respect to the Warren, New Jersey property (incorporated by reference to Exhibit 10.17 to the Company's Registration Statement on Form S-1, dated July 24, 1987) (incorporated by reference to Exhibit 10.40 to the Company's Annual Report on Form 10-K for the year ended December 31, 2004).
10.28	Supply Agreement between the Company and Aptuit Inc. UK, successor to Evotec OAI Limited, dated August 1, 2004 (certain portions of the agreement have been redacted and filed separately with the Securities and Exchange Commission pursuant to a request for confidential treatment) (incorporated by reference to Exhibit 10.50 to the Company's Annual Report on Form 10-K for the year ended December 31, 2005).
10.29	Commercial Contract Manufacturing Agreement between the Company and OSG Norwich Pharmaceuticals, Inc., dated April 26, 2004 (certain portions of the agreement have been redacted and filed separately with the Securities and Exchange Commission pursuant to a request for confidential treatment, which has been granted) (incorporated by reference to Exhibit 10.51 to the Company's Annual Report on Form 10-K for the year ended December 31, 2005).
10.30	Finished Goods Supply Agreement (Revlimid™) between the Company and Penn Pharmaceutical Services Limited, dated September 8, 2004 (certain portions of the agreement have been redacted and filed separately with the Securities and Exchange Commission pursuant to a request for confidential treatment, which has been granted) (incorporated by reference to Exhibit 10.52 to the Company's Annual Report on Form 10-K for the year ended December 31, 2005).
10.31	Distribution Services and Storage Agreement between the Company and Sharp Corporation, dated January 1, 2005 (certain portions of the agreement have been redacted and filed separately with the Securities and Exchange Commission pursuant to a request for confidential treatment, which has been granted) (incorporated by reference to Exhibit 10.53 to the Company's Annual Report on Form 10-K for the year ended December 31, 2005).
10.32	Asset Purchase Agreement dated as of December 8, 2006 by and between Siegfried Ltd., Siegfried Dienste AG and Celgene Chemicals Sàrl (certain portions of the agreement have been redacted and filed separately with the Securities and Exchange Commission pursuant to a request for confidential treatment, which has been granted) (incorporated by reference to Exhibit 10.55 to the Company's Annual Report on Form 10-K for the year ended December 31, 2006).
10.33	Celgene Corporation Management Incentive Plan (MIP) and Performance Plan (incorporated by reference to Exhibit 10.56 to the Company's Annual Report on Form 10-K for the year ended December 31, 2006).
10.34	Letter Agreement between the Company and David W. Gryska (incorporated by reference to Exhibit 10.57 to the Company's Annual Report on Form 10-K for the year ended December 31, 2006).



Exhibit No.	Exhibit Description
10.35	Amendment to Letter Agreement between the Company and David W. Gryska (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2007), as amended (incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2008, filed on May 12, 2008).
10.36	Voting Agreement, dated as of November 18, 2007, by and among Celgene Corporation and the stockholders party thereto (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on November 19, 2007).
10.37	Intentionally left blank
10.38	Employment Agreement of Aart Brouwer, dated October 7, 2008 (incorporated by reference to Exhibit 10.52 to the Company's Annual Report on Form 10-K for the year ended December 31, 2008); Addendum to Employment Agreement (incorporated by reference to Exhibit 10.55 to the Company's Annual Report on Form 10-K for the year ended December 31, 2008).
10.39	Employment Letter of Dr. Graham Burton, dated as of June 2, 2003 (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2008, filed on May 12, 2008).
10.40	Termination Agreement between the Company, Pharmion LLC and Pharmacia & Upjohn Company, dated October 3, 2008 (incorporated by reference to Exhibit 99.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2008, filed on May 12, 2008).
10.41	Voting Agreement, dated as of June 30, 2010, by and among Celgene Corporation, Artistry Acquisition Corp., Dr. Patrick Soon-Shiong, California Capital LP, Patrick Soon-Shiong 2009 GRAT 1, Patrick Soon-Shiong 2009 GRAT 2, Michele B. Soon-Shiong GRAT 1, Michele B. Soon-Shiong GRAT 2, Soon-Shiong Community Property Revocable Trust, The Chan Soon-Shiong Family Foundation, California Capital Trust and Michele B. Chan Soon-Shiong (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed on July 1, 2010).
10.42	Non-Competition, Non-Solicitation and Confidentiality Agreement, dated as of June 30, 2010, by and between Celgene Corporation and Dr. Patrick Soon-Shiong (incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K filed on July 1, 2010).
10.43	Stockholders' Agreement, dated as of June 30, 2010, by and among Celgene Corporation, Dr. Patrick Soon-Shiong, California Capital LP, Patrick Soon-Shiong 2009 GRAT 1, Patrick Soon-Shiong 2009 GRAT 2, Michele B. Soon-Shiong GRAT 1, Michele B. Soon-Shiong GRAT 2, Soon-Shiong Community Property Revocable Trust, California Capital Trust and Michele B. Chan Soon-Shiong (incorporated by reference to Exhibit 10.4 to the Company's Current Report on Form 8-K filed on July 1, 2010).
14.1	Code of Ethics (incorporated by reference to Exhibit 14.1 to the Company's Annual Report on Form 10-K for the year ended December 31, 2004).
21.1*	List of Subsidiaries.
23.1*	Consent of KPMG LLP.
24.1*	Power of Attorney (included in Signature Page).
31.1*	Certification by the Company's Chief Executive Officer.
31.2*	Certification by the Company's Chief Financial Officer.
32.1*	Certification by the Company's Chief Executive Officer pursuant to 18 U.S.C. Section 1350.
32.2*	Certification by the Company's Chief Financial Officer pursuant to 18 U.S.C. Section 1350.
101*	The following materials from Celgene Corporation's Annual Report on Form 10-K for the year ended December 31, 2010, formatted in XBRL (Extensible Business Reporting Language): (i) the Consolidated Balance Sheets, (ii) the Consolidated Statements of Operations, (iii) the Consolidated Statements of Cash Flows, (iv) the Consolidated Statements of Stockholders' Equity and (v) Notes to Consolidated Financial Statements.



Form 10-K

* Filed herewith.

SIGNATURES AND POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person or entity whose signature appears below constitutes and appoints Robert J. Hugin its true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for it and in its name, place and stead, in any and all capacities, to sign any and all amendments to this Form 10-K and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all contents and purposes as it might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or his substitute or substitutes may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of Section 13 or 15 (d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

CELGENE CORPORATION

By: /s/ Robert J. Hugin

Robert J. Hugin
Chief Executive Officer

Date: February 28, 2011

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Sol J. Barer Sol J. Barer	Chairman of the Board	February 28, 2011
/s/ Robert J. Hugin Robert J. Hugin	Director, Chief Executive Officer	February 28, 2011
/s/ Jacqualyn A. Fouse Jacqualyn A. Fouse	Chief Financial Officer	February 28, 2011
/s/ Michael D. Casey Michael D. Casey	Director	February 28, 2011
/s/ Carrie S. Cox Carrie S. Cox	Director	February 28, 2011
/s/ Rodman L. Drake Rodman L. Drake	Director	February 28, 2011
Michael A. Friedman Michael A. Friedman	Director	February 28, 2011
/s/ Gilla Kaplan Gilla Kaplan	Director	February 28, 2011

Signature	Title	Date
/s/ James Loughlin James Loughlin	Director	February 28, 2011
/s/ Ernest Mario Ernest Mario	Director	February 28, 2011
/s/ Walter L. Robb Walter L. Robb	Director	February 28, 2011
/s/ Andre Van Hoek Andre Van Hoek	Controller (Principal Accounting Officer)	February 28, 2011

The foregoing constitutes a majority of the directors.

Celgene Corporation and Subsidiaries

Schedule II — Valuation and Qualifying Accounts

Year Ended December 31,	Balance at Beginning of Year	Additions Charged to Expense or Sales	Other Additions	Deductions	Balance at End of Year
			(In thousands)		
2010					
Allowance for doubtful accounts	$ 7,189	$ 2,309	$ 262(2)	$ 4,928	$ 4,832
Allowance for customer discounts	3,598	52,975(1)	—(2)	48,301	8,272
Subtotal	10,787	55,284	262	53,229	13,104
Allowance for sales returns	7,360	6,440(1)	815(2)	9,836	4,779
Total	$18,147	$61,724	$1,077	$63,065	$17,883
2009					
Allowance for doubtful accounts	$ 5,732	$ 2,664	$ —	$ 1,207	$ 7,189
Allowance for customer discounts	3,659	37,315(1)	—	37,376	3,598
Subtotal	9,391	39,979	—	38,583	10,787
Allowance for sales returns	17,799	14,742(1)	—	25,181	7,360
Total	$27,190	$54,721	$ —	$63,764	$18,147
2008					
Allowance for doubtful accounts	$ 1,764	$ 6,232	$ 818(2)	$ 3,082	$ 5,732
Allowance for customer discounts	2,895	36,024(1)	283(2)	35,543	3,659
Subtotal	4,659	42,256	1,101	38,625	9,391
Allowance for sales returns	16,734	20,624(1)	926(2)	20,485	17,799
Total	$21,393	$62,880	$2,027	$59,110	$27,190

(1) Amounts are a reduction from gross sales.

(2) The Other Additions column represents valuation account balances assumed in the 2010 acquisition of Abraxis and the 2008 acquisition of Pharmion.

Form 10-K

EXHIBIT 21.1

LIST OF SUBSIDIARIES

Name	State or Other Jurisdiction of Incorporation
4319257 Canada, Inc.	Canada
4319265 Canada, Inc.	Canada
Abraxis Bioscience Australia Pty Ltd.	Australia
Abraxis BioScience Canada, Inc.	Canada
Abraxis BioScience France SAS	France
Abraxis BioScience Germany GmbH	Germany
Abraxis BioScience International B.V.	Netherlands
Abraxis BioScience International C.V.	Netherlands
Abraxis BioScience International Holding Company, Inc.	Delaware
Abraxis BioScience Italy Srl	Italy
Abraxis Bioscience Limited	United Kingdom
Abraxis BioScience Puerto Rico, LLC	Puerto Rico
Abraxis BioScience Service (Beijing) Co. Ltd. Beijing, P.R.C.	People's Republic of China
Abraxis BioScience Spain Srl	Spain
Abraxis BioScience, LLC	Delaware
Abraxis Health, Inc.	Delaware
Anthrogenesis Corporation	New Jersey
Cabrellis Pharmaceuticals Corp.	Delaware
Celgene (Partnership)	Canada
Celgene Ab	Finland
Celgene AB	Sweden
Celgene ApS	Denmark
Celgene AS	Norway
Celgene BV	Netherlands
Celgene BVBA	Belgium
Celgene Canadian Finance Company LP	Canada
Celgene Chemicals Sarl	Switzerland
Celgene Co.	South Korea
Celgene Edinburgh Finance	Scotland
Celgene Europe, Limited	United Kingdom
Celgene European Investment Co. LLC	Delaware
Celgene Financing Company, LLC	Delaware
Celgene GmbH	Austria
Celgene GmbH	Germany
Celgene GmbH	Switzerland
Celgene Holdings East Corp.	New Jersey
Celgene Holdings Sarl	Switzerland
Celgene International Holdings Corporation	Delaware
Celgene International SARL	Switzerland
Celgene International, Inc.	Delaware
Celgene kft	Hungary
Celgene KK	Japan
Celgene Limited	Hong Kong

Name	State or Other Jurisdiction of Incorporation
Celgene Limited	Ireland
Celgene Limited	Taiwan
Celgene Limited	United Kingdom
Celgene llac Pazarlama ve Tic.Ltd. Sti.	Turkey
Celgene Logistics Sarl	Switzerland
Celgene Luxembourg Finance Company SARL	Luxembourg
Celgene Management Sarl	Switzerland
Celgene Netherlands BV	Netherlands
Celgene Netherlands II BV	Netherlands
Celgene Netherlands Investment, B.V.	Netherlands
Celgene NJ Investment Co	New Jersey
Celgene Pharmaceuticals (Shaghai) Co. Ltd	China
Celgene PTE Ltd	Singapore
Celgene Pty Limited	New Zealand
Celgene Pty Limited	Australia
Celgene Puerto Rico Distribution LLC	Puerto Rico
Celgene R&D Sarl	Switzerland
Celgene Research and Investment Company LLC	Delaware
Celgene Research, SL.	Spain
Celgene S.L.	Spain
Celgene Sarl	France
Celgene Sociedade Unipessoal Lda	Portugal
Celgene sp. zoo	Poland
Celgene Srl	Italy
Celgene sro	Czech Republic
Celgene sro	Slovakia
Celgene Summit Investment Co	New Jersey
Celgene Switzerland SA	Switzerland
Celgene UK Distribution Limited	United Kingdom
Celgene UK Holdings, Limited	United Kingdom
Celgene UK Manufacturing II, Limited	United Kingdom
Celgene UK Manufacturing III, Limited	United Kingdom
Celgene UK Manufacturing, Limited	United Kingdom
Celgro Corporation	Delaware
Canomed BioSciences, LLC	Delaware
Chicago Bioscience, LLC	Illinois
CHT I LLC	Delaware
CHT II LLC	Delaware
CHT III LLC	Delaware
CHT IV LLC	Delaware
Drug Source Company, LLC	Delaware
Easel Biotechnologies, LLC	Delaware
Expression Pathology, Inc.	Maryland
Global Strategic Partners, LLC	Delaware
Gloucester Pharmaceuticals Limited	United Kingdom
Gloucester Pharmaceuticals, Inc.	Delaware

Name	State or Other Jurisdiction of Incorporation
Jefferson XIII, LLC	Delaware
Metabil, LLC	Delaware
Morris Avenue Investment II, LLC	New Jersey
Morris Avenue Investment LLC	New Jersey
NeoDiagnostix, Inc.	Delaware
Pharmion International Ltd	Thailand
Pharmion LLC	Delaware
Pharmion Ltd	United Kingdom
Pharmion Poland sp zoo	Poland
Pi Applications, LLC	Delaware
Platco Technologies (Proprietary) Limited	South Africa
Resuscitation Technologies, LLC	Delaware
Seamair Risk Limited	Ireland
Shimoda Biotech (Proprietary) Limited	South Africa
Signal Pharmaceuticals, LLC	California
Stalar 3	Delaware
Stalar 4	Delaware
VivoRx Autoimmune, Inc.	California
Abraxis BioScience Brazil	Brazil
South African Pharmatech (PTY) Limited	South Africa
Abraxis BioScience Limited	Hong Kong
Health America Now, LLC	Delaware
Abraxis Health Provider Coalition, LLC	Delaware
Carety Health, LLC	Delaware
Vault Nanoscience, LLC	Delaware
Abraxis Health GridFlow, LLC	Delaware
California Health GridFlow, LLC	Delaware
AHI Investment, LLC	Delaware
Abraxis BioScience, Inc.	Delaware

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Celgene Corporation:

We consent to the incorporation by reference in the registration statements (Nos. 333-70083, 333-91977, 333-39716, 333-107980, 333-65908, 333-138497, 333-149603, 333-152655, 333-160955) on Form S-8, in the registration statements (Nos. 333-02517, 333-32115, 333-38861, 333-52963, 333-87197, 333-93759, 333-94915, 333-75636, 333-107977, 333-107978, 333-138395, 333-169731) on Form S-3 and in the registration statements (Nos. 333-101196, 333-42302, 333-148777 and 333-168369) on Form S-4 of Celgene Corporation of our reports dated February 28, 2011, with respect to the consolidated balance sheets of Celgene Corporation and subsidiaries as of December 31, 2010 and 2009, and the related consolidated statements of operations, cash flows, and stockholders' equity for each of the years in the three-year period ended December 31, 2010, the related consolidated financial statement schedule, and the effectiveness of internal control over financial reporting as of December 31, 2010, which reports appear in the December 31, 2010 annual report on Form 10-K of Celgene Corporation and subsidiaries.

Our report on the consolidated financial statements refers to the Company's change, as of January 1, 2009, in its method of accounting for business combinations and the change, as of January 1, 2008, in its method of accounting for the measurement of the fair value of financial assets and liabilities, each due to the adoption of new accounting requirements issued by the Financial Accounting Standards Board.

Our report dated February 28, 2011, on the effectiveness of internal control over financial reporting as of December 31, 2010, contains an explanatory paragraph stating that management excluded from its assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2010, the internal control over financial reporting of Abraxis BioScience, Inc. associated with total net assets of $3.2 billion (of which approximately $2.6 billion represents goodwill and intangibles included within the scope of the assessment) as of December 31, 2010 and total revenues of $88.5 million for the year ended December 31, 2010.

/s/ KPMG LLP

Short Hills, New Jersey
February 28, 2011

Exhibit 31.1

CERTIFICATION PURSUANT TO 18 U.S.C. Sec. 1350, AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Robert J. Hugin, certify that:

1. I have reviewed this annual report on Form 10-K of Celgene Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's Board of Directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ Robert J. Hugin

Robert J. Hugin
Chief Executive Officer

Date: February 28, 2011

Exhibit 31.2

CERTIFICATION PURSUANT TO
18 U.S.C. Sec. 1350,
AS ADOPTED PURSUANT TO
SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Jacqualyn A. Fouse, certify that:

1. I have reviewed this annual report on Form 10-K of Celgene Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's Board of Directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ Jacqualyn A. Fouse

Jacqualyn A. Fouse
Senior Vice President and
Chief Financial Officer

Date: February 28, 2011

Exhibit 32.1

**CERTIFICATION PURSUANT TO
18 U.S.C. §1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the accompanying Annual Report on Form 10-K of Celgene Corporation ("the Company") for the year ended December 31, 2010 ("the Periodic Report"), I, Robert J. Hugin, Chief Executive Officer of the Company, hereby certify pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, to the best of my knowledge that the Periodic Report fully complies with the requirements of Section 13 (a) or 15 (d) of the Securities Exchange Act of 1934 and that the information contained in the Periodic Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Robert J. Hugin

Robert J. Hugin
Chief Executive Officer

Date: February 28, 2011

Exhibit 32.2

**CERTIFICATION PURSUANT TO
18 U.S.C. §1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the accompanying Annual Report on Form 10-K of Celgene Corporation ("the Company") for the year ended December 31, 2010 ("the Periodic Report"), I, Jacqualyn A. Fouse, Chief Financial Officer of the Company, hereby certify pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, to the best of my knowledge that the Periodic Report fully complies with the requirements of Section 13 (a) or 15 (d) of the Securities Exchange Act of 1934 and that the information contained in the Periodic Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Jacqualyn A. Fouse

Jacqualyn A. Fouse
Senior Vice President and
Chief Financial Officer

Date: February 28, 2011



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CORPORATE INFORMATION

CORPORATE HEADQUARTERS
Celgene Corporation
86 Morris Avenue
Summit, New Jersey 07901
(908) 673-9000
www.celgene.com

TRANSFER AGENT
American Stock Transfer and Trust Company
59 Maiden Lane
New York, New York 10039

INDEPENDENT AUDITORS
KPMG LLP
150 John F. Kennedy Parkway
Short Hills, New Jersey 07078

This release contains certain forward-looking statements which involve known and unknown risks, delays, uncertainties and other factors not under the Company's control. The Company's actual results, performance, or achievements could be materially different from those projected by these forward-looking statements. The factors that could cause actual results, performance, or achievements to differ from the forward-looking statements are discussed in the Company's filings with the Securities and Exchange Commission, such as the Company's Form 10-K, 10-Q and 8-K reports. Given these risks and uncertainties, you are cautioned not to place undue reliance on the forward-looking statements.

*Reconciliation of Non-GAAP to GAAP financials can be found at www.celgene.com under Financial Reports in the Investor Relations Section.

STOCKHOLDER INFORMATION
Celgene common stock is traded on the NASDAQ GS (NASDAQ Global Select Market). NASDAQ Symbol: CELG. Celgene Contingent Value Rights (CVRs) are traded on the NASDAQ GM (NASDAQ Global Market). NASDAQ Symbol: CELGZ. Celgene options are listed on the Chicago Board Options Exchange. CBOE symbol: LQH.

As of February 8, 2011, there were 337,463 holders of record of the Company's common stock.

The following table sets forth the intra-day high and low sales price of the common stock for the periods indicated, as reported by the NASDAQ.

	2010		2009	
	High	Low	High	Low
Q4	$63.46	$54.24	$57.79	$49.74
Q3	59.00	48.02	58.31	45.27
Q2	64.00	49.54	48.77	36.90
Q1	65.79	54.03	56.60	39.32

The price quotations set forth above represent prices to dealers and do not include retail markups, markdowns or commissions. Celgene has not paid, and does not anticipate paying in the near future, dividends on its common stock. Stockholders, analysts and other representatives of the financial community wishing more information about Celgene should direct their inquiries to:

Investor Relations
Celgene Corporation
86 Morris Avenue
Summit, New Jersey 07901
(908) 673-9000

ANNUAL MEETING
The annual meeting of stockholders of Celgene Corporation will be held on Wednesday, June 15, 2011 at Celgene Headquarters in Summit, New Jersey, at 1:00 P.M.

FORM 10-K
Copies of the Form 10-K for the year ended December 31, 2010 may be obtained by stockholders without charge upon written inquiry to the Corporate Secretary at Celgene headquarters.

Celgene Corporation

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Celgene
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improving the lives
of patients worldwide®

CELGENE CORPORATE
HEADQUARTERS
86 Morris Avenue
Summit, New Jersey 07901
(908) 673-9000

CELGENE INTERNATIONAL
HEADQUARTERS
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2017 Boudry
Switzerland

www.celgene.com